SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Press Release

ENEL NAMES GIANLUCA COMIN NEW COMMUNICATIONS DIRECTOR

Rome, July 1, 2002 – Gianluca Comin, 39 years old, a professional journalist, is the new Communications Director for Enel.
Comin, who is married and has three children, has worked for Telecom Italia and Montedison.

Enel

Press Release

ENEL FTL: 3 BILLION CUBIC METERS OF GAS FROM RUSSIA

Enel signs 20-year supply accord with Gazprom

Rome, July 3, 2002 - Enel.FTL, the Enel Group fuel trading company, and the Russian corporation Gazprom have signed a Memorandum of Understanding for the 20-year supply to Enel, beginning from 2005, of 3 billion cubic meters of gas per year from Russia.

Negotiations will commence immediately, along with those for the transport of the gas to Italy.

The future supply, which is in addition to the existing supply from Russia to Italy, strengthens the commercial relationship between the two countries in the energy industry.

The transaction is a part of Enel's strategy of diversification of its supply and direct gas sourcing from producer countries. The aim is to directly import 18 billion cubic meters annually, within 5 years, to fuel the Group's own thermo-electric power plants and for sale on the Italian market.

Enel

Press Release

ENEL: NEW ORGANIZATIONAL STRUCTURE FOR THE GROUP

Activities rationalized into five business areas

Rome, July 5, 2002 – Enel SpA's Chief Executive, Paolo Scaroni, today implemented the Enel Group's new organizational structure.

The new structure entails the grouping of Group companies into five areas, so as to facilitate the focus and specialization of the different businesses. Strategic questions and principle operational decisions will remain at the Corporate level, leaving management of economic optimization and operational synergy within the business areas.

These are the five areas on which the new structure is based:

Generation and Energy Management, headed by Antonino Craparotta, has as its mission the production of energy and its supply to the market. It will integrate all the elements of the value chain, from fuel sourcing to trading and risk management. Under Enel Produzione, the area will also include Enel Green Power, ElettroAmbiente, Conphoebus and Enel FTL.

Infrastructure and Networks, headed by Vincenzo Cannatelli, has as its mission the management of regulated businesses. It will take advantage of cost and investment synergies that come with integrated management. Under Enel Distribuzione, the area also includes Enel Distribuzione Gas and Camuzzi Distribuzione Gas.

Markets, also headed by Vincenzo Cannatelli, has at its mission the development of an integrated offer of electricity and gas products and services, via targeted distribution channels. This area is made up of Enel Distribuzione (sales business unit), Enel Trade, Enel Vendita Gas, Camuzzi Vendita Gas, Enel.si and So.l.e.

Telecommunications is represented by Wind and is headed by Tommaso Pompei.

Services to the corporate sector and diversified activities has as its mission the supply of competitive services to Enel Group companies and the optimization of activities aimed at the market. This area includes Enel.it, Ape, Sfera, Enel Real Estate, Enel Capital, Cesi, Enelpower and Enel.Hydro. Their respective chief executives will continue to report directly to the Parent Company's chief executive, Paolo Scaroni.

Terna, the Group company which owns the electricity transmission network, will also continue to report directly to the Parent Company's chief executive.

Enel

Press Release

ENEL: ITALY-GREECE INTERCONNECTOR INAUGURATED

A significant step towards the creation of a single European electricity market

Galatina, July 9, 2002 – Today's operational launch of the Italy-Greece interconnector marks a significant step towards the creation of a single European electricity market.

163 kilometers long and laid at the record depth of 1,000 meters, the new cable will contribute to the interconnection of Western and Southeastern Europe, with great benefits for the regions concerned.

"A bigger and better connected European electricity market will contribute to the system's total security and will create enormous opportunities for everyone, business and consumers," said Paolo Scaroni, Enel's Chief Executive.

Designed and developed by Enel, the project had a total cost of 339 million euros (262 Enel, 77 PPC, the Greek electricity company), with the European Union underwriting 40% of the total.

Enelpower, the Enel Group's engineering subsidiary, headed the project and was its main contractor.

Testing and trials of the interconnection have been successfully completed and significant quantities of electricity have been transmitted to meet the emergency demand in Albania and Greece.

Management of the interconnector was handed over to Italy's network manager, GRTN (Gestore della Rete di Trasmissione Nazionale), while ownership remains with the Enel Group through its subsidiary Terna, which owns most of Italy's high-voltage network.

Enel

Honeywell

Press Release

ENEL.SI AND HONEYWELL TOGETHER IN HOUSEHOLD AUTOMATION

Rome, July 11, 2002 – Enel.si, the Enel Group's electricity systems unit, and Honeywell, the world leader in automation and facility environment control, have signed an agreement for the exclusive distribution, through Enel.si outlets, of the Hometronic kits.

This innovative intelligent system, developed by Honeywell, permits the control and programming, even at a distance by cell phone, of airconditioners, security and lighting systems, and the opening and closing of windows and blinds. Hometronic is a system that doesn't require cabling. It is modular and can, therefore, be enlarged at any moment. The three different kits created by Honeywell exclusively for Enel.si outlets are:

- *basic comfort*
- *advanced comfort*
- *comfort & security*

expressly conceived to provide an ideal response to all needs.

The Enel.si outlets, located throughout Italy, offer a wide range of innovative services and products for families and companies in the area of electricity systems, environmental temperature control, security, the efficient use of energy and, from today, also household automation. Enel.si guarantees thorough planning consultancy, transparency in cost quotation and speedy service, as well as a high level of professionalism.

WIND

ERICSSON

Press Release

WIND AND ERICSSON TO WORK ON JOINT DEVELOPMENT OF MULTIMEDIA SERVICES

Strategic partnership for the creation of infrastructure and services

Rome, July 15, 2002 – Wind and Ericsson have signed a strategic agreement that brings the two Groups together to carry out research and development for multimedia services.
The agreement was signed in Rome today by Kurt Hellström, Chairman and CEO of Ericsson, and Tommaso Pompei, Wind Group CEO.
The two Groups will collaborate on the development of highly innovative mobile telephony services, convergent fixed-mobile-internet solutions, and the development of UMTS applications.
The partnership establishes a series of joint initiatives:

- the analysis of market potential and changes in technology and standards
- Research & Development
- cost/revenue sharing for common initiatives
- Service Design for the creation of innovative services
- marketing activities for jointly developed projects.

Ericsson will provide Wind with support in the development of new services, granting it the role of "guiding customer". This gives Wind the opportunity to benefit from advance use of the products and services resulting from the agreement, with particular emphasis on the creation of advanced solutions for fixed-mobile-internet multimedia services.
The development of support architecture for multimedia services based on the evolution of existing network platforms has already begun and is one of the partnership's priorities.
"This agreement is further proof that Ericsson is considered a privileged partner by innovative, leading companies capable of achieving market success," announced Kurt Hellström, Chairman and CEO of Ericsson. "We have worked with Wind since its foundation, as the principal supplier of its fixed and 2G and 3G mobile networks, and as the company's main technology partner for the implementation of Italy's first convergent fixed-mobile network. I am extremely pleased to see the partnership go on from here to include the development and creation of next-generation multimedia services and applications."
Wind CEO Tommaso Pompei declared: "Thanks to the level of excellence provided by a partner such as Ericsson, this agreement will enable us to optimize all the processes of developing and launching multimedia and convergent fixed-mobile-internet services, thus giving our customers a real advantage."

Wind is the first Italian telecommunications operator capable of providing convergent fixed-line, mobile and internet services. At the end of March 2002, the Group boasted a total of 25.2 million customers, including 8 million mobile and 7.2 million fixed-line users, and 10 million Internet subscribers.

Ericsson is shaping the future of mobile and broadband internet communication through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Enel

Press Release

ENEL: ENEL REAL ESTATE ACQUIRES MITSUBISHI ELECTRIC'S STAKE IN CONPHOEBUS TECHNOLOGY SERVICE

Rome, July 17, 2002 – Enel Real Estate has acquired from Mitsubishi Electric, for about 200,000 euros, its stake in Conphoebus Technology Service (CTS), a 50-50 joint venture incorporated in 2000, which is active in the planning, installation and maintenance of large air-conditioning systems.

Enel Real Estate and Mitsubishi Electric will continue to collaborate only on a commercial basis.

Enel Real Estate, through its subsidiary CTS, and thanks to experience acquired in the air-conditioning industry, will increase its offer of services to the real estate market, and Mitsubishi Electric, in collaboration with CTS, will be able to increase its offer of services in the air-conditioning market.

Enel

Press Release

ENEL: ENEL.SI INAUGURATES ITS 500TH STORE AT LIVORNO

2,500 outlets to be in operation by the end of 2004

Livorno, July 26, 2002 – The 500th Enel.si store was inaugurated today at Livorno by Vincenzo Cannatelli, head of the Enel Group's Infrastructure, Networks and Markets area and Chairman of Enel.si. The Chief Executive of Enel.si, Luigi Tedone, was also present.

One year from the opening of its first store, Enel.si is today present throughout Italy with a network of 500 stores, 28 of which are in Tuscany. By the end of 2004, the Enel.si outlets are expected to number 2,500.

Enel.si is the Enel Group company specialized in electricity systems and offers highly advanced services and solutions in the areas of security, comfort and energy saving.

With its motto "Your Trusted Electrician", Enel.si offers its services to a market of 26 million families and 4.5 million enterprises, based on the expertise of its operators, the quality of its products and the development and commercialization of innovative services.

The services which Enel.si offers, through its dealers, answer needs connected with security in the home and the workplace, including the installation of anti-burglary systems, video surveillance, audio-video entry buzzers, anti-gas leak systems and anti-flooding systems.

The offer also includes planning and implementation services for electricity systems and maintenance, efficiency-check and security programs. There are also comfort services such as air-conditioning systems and home automation systems, as well as energy-saving solutions such as photovoltaics and low-consumption lighting systems.

Through its network of franchise outlets, its 24-hour 800.90.15.15 call center, and the www.enel.it/enelsi Internet portal, Enel.si products are easily accessible, transparent and homogeneous in terms of quality and cost across the country.

In the Enel.si stores you will also find "QuiEnel" counters, where clients can communicate meter readings, stipulate, modify or cancel electricity contracts, obtain energy consumption and payment information, and attribute bill payments to bank accounts or credit cards.

Press Release

ENEL: ENEL GREEN POWER, CONPHOEBUS AND ASSOPETROLI TOGETHER FOR THE DEVELOPMENT OF RENEWABLE ENERGY

Rome, July 31, 2002 – Enel Green Power and Conphoebus, the Enel Group companies dedicated to the development of renewable energy sources, have signed a memorandum of understanding with Assopetroli, the industrial association that represents about 1,000 companies which supply energy services and products.

The aim of the memorandum is to promote the use of renewable energy sources and energy saving in the plants belonging to Assopetroli, as well as those of its clients. In particular, a number of joint projects are being defined. These include:

- bio-climatization, rationalization and energy saving, and the integration of renewable energy for the supply of innovative services at highway gas stations and at minor distribution outlets;
- creation of parking sites for the exchange and re-charging of electric vehicles equipped with renewable energy systems;
- the supply of renewable energy for use in the energy systems in tourist towns and villages;
- the installation of renewable energy at tourist ports;
- the solarization and integration of renewable energy in temperature-controlled hothouses.

Assopetroli, always sensitive to environmental issues, chose Enel Green Power and Conphoebus as its qualified partners for proposing a model of sustainable development based on renewable energy.

Press Release

ENEL AND AGSM VERONA CONCLUDE ARBITRATION

Both parties satisfied with the valuation attributed by the arbiters

Rome, July 31, 2002 – Enel takes note with satisfaction of the conclusion of the arbitration process with AGSM Verona for the sale, in accordance with the Bersani Decree, of the electricity distribution network in the municipalities of Verona and Grezzana and considers the figure of 107.68 million euros indicated by the arbitration panel as advantageous.

The valuation establishes the value per customer at 1,200 euros and a multiple of the 2001 gross operating margin amounting to 8.9 (or 9.8 with the exclusion from the tariff set by the Authority of the extraordinary component of "gradualness" included solely for the year 2001). The unit serves 90,000 customers and its electricity network extends to over 1,800 kilometers.

AGSM acknowledges the positive conclusion of the arbitration process for the sale of Enel's network in the municipalities of Verona and Grezzana, mainly in consideration of the importance that this service will hold in the Verona utility's strategy of enlargement and development.



2001 | Annual Report

Enel

00015

2001 Annual Report

Enel

CONTENTS

HIGHLIGHTS

	2001	2000 restated (1)
Income data (in millions of euro)		
Revenues	28,761	26,760
Gross operating margin	8,536	8,215
Operating income	3,478	3,300
Net income	4,226	1,573
Financial data (in millions of euro)		
Gross capital employed	47,191	46,971
Net capital employed	43,039	42,925
Total financial debt	21,930	24,426
Shareholders' Equity including minority interests	21,109	18,499
Cash flow from operations	6,164	4,900
Main ratios		
ROI (%) (2)	7.2%	6.7%
ROE (%) (3)	21.5%	8.8%
Debt to equity ratio	1.0	1.3
Operating income/net financial expense	3.1	3.4
Share data (euro)		
Net income per share	0.697	0.259 (4)
Gross operating margin per share	1.408	1.355 (4)
Operating income per share	0.574	0.544 (4)
Net Equity per share	3.458	3.020 (4)
Dividend per share	0.360	0.260 (4)
Operating data		
Electricity sold on the regulated and free market (TWh)	206.0	222.0
Energy transported for the free market (TWh)	77.2	45.2
Net electricity generated (TWh)	169.1	162.5
Employees at year-end	72,661	81,166 (5)
Market indicators		
Average Brent oil price ($/barrel)	24.5	28.4
High-sulfur content fuel oil average price ($/t)	116.0	140.5
Average $/euro exchange rate	0.896	0.924
Six-month Euribor rate	4.16%	4.55%

O

(1) Income data for 2000 relate to the restated Consolidated Income Statement for the year, reflecting the line-by-line consolidation of WIND from January 1, 2000 and that of Infostrada (including the effect of the acquisition) from April 1, 2000.
Restated financial data at December 31, 2000 reflect the line-by-line consolidation of WIND and Infostrada, in addition to the effect of its acquisition.

(2) Operating income on average gross capital employed.

(3) Consolidated net income on average Consolidated Shareholders' Equity. ROE for 2001, net of extraordinary items, is equal to 8%.

(4) Adjusted to take into account the number of shares resulting from the reverse stock split (6,063,075,189).

(5) Includes 6,521 WIND and Infostrada employees at December 31, 2000.

MAIN EVENTS

Main events occurred in 2001 are summarized below.

January

- a reduction in tariff components covering transportation, distribution and sale costs (down 1.9% due to the price-cap) and fixed production costs (down 20%, equivalent to about €c 0.52 per kWh) becomes effective;
- new tariff plans for Enel Distribuzione clients becomes applicable, together with the possibility of increasing household power capacity from 3 to 4.5 kW;
- starting from January 1, 2001, tariffs on sales of electricity to regulated market customers include also the share aimed at covering the cost of fuels, previously paid to producers by the Electricity Equalization Fund;
- purchase contracts for electricity generated from plants falling under the provisions of CIP regulation no. 6/92 were transferred to the Independent System Operator (ISO) that in turn makes such energy available on the free market through competitive mechanisms;
- Enel, together with 10 other leading utility companies in Europe, create a common independent platform named Eutilia for the procurement of industrial supplies on the Internet;
- Enelpower, in partnership with Hitachi Zosen, is awarded the construction of a combined-cycle generation plant in Oman having a total capacity of 437 MW. The contract is worth about euro 190 million;
- acquisition of the Brianza Gas and Erogasud Groups.

February

- Enelpower cancels plans to acquire a direct share in Brazilian project development company Inepar Energia;
- acquisition of the Sogegas Group.

March

- the Enel Group acquires from the Vodafone Group, through Enel Investment Holding BV, 100% of Infostrada for euro 7,250 million. The Authority for Competition and the Market approves the acquisition subject to Enel's sale of a further 5,500 MW of generating capacity through the creation of a fourth generation company (GenCo). Enel appeals the decision against the Lazio Administrative Regional Court;
- Enel concludes an agreement with Acea, Rome's water and electricity municipal utility, for the sale of Formello and Rome's electricity distribution networks for a total amount of about euro 570 million. The sale becomes effective on July 1, 2001;
- Enelpower and two Algerian companies, Sonatrach and Sonelgaz, sign a letter of intents for cooperation in the electricity and gas sectors;
- acquisition of gas distribution companies Sicim-Edilgeo and Metanifera Verbanese.

April

- A Decree concerning stranded costs providing for, among other things, a progressive reduction (*decalage* mechanism) in the "hydroelectric surcharge" is issued on April 17, 2001 by the Minister of Industry, in agreement with the Italian Treasury.

May

- the Authority for Electricity and Gas issues the resolution no. 114 concerning stranded costs, with which it sets parameters for the determination of non-retrievable costs. Enel appeals the resolution against the Lombardy Regional Administrative Court claiming it would cause an unjustified reduction in the amounts of reimbursement to which generation companies would be entitled;

- Enel, through Elettroambiente, acquires the Powerco Group, active in the waste-to-energy, biomass and biogas fields. The operation is concluded in September 2001;
- Immobiliare Rio Nuovo receives from SEI the conferral of a business unit consisting of a first group of buildings worth euro 344 million. A 51% share in the Immobiliare Rio Nuovo is subsequently sold to the Deutsche Bank Group;
- Enelpower wins two large orders: the construction of an electric power plant in Qatar (740 MW, worth euro 450 million) and the conversion of a plant to combined-cycle technology on behalf of ASM Brescia (370 MW, worth euro 127 million).

June
- sale to the Valle d'Aosta Region of hydroelectric plants located in the Region and of a 49% share in Deval, the local electricity distribution company;
- acquisition of EGI Group (Energia Global International), operating in Central and South America in the electricity generation from renewable sources sector;
- acquisition of Masefield Coal Ag (subsequently renamed Pragma Energy SA), one of the most active coal trading companies at the international level.

July
- on July 24, the national labor contract for the electricity sector is underwritten. The contract has a term of four years with regards to the normative part and two years with regards to the economical part;
- the sale of Elettrogen to Spanish Group Endesa for euro 2,687 million is concluded on July 23. The shares are transferred on September 20, 2001;
- selection of Eurogen as the second GenCo to be sold and start of the sale procedure;
- Enel.Hydro and Vivendi Water, together with four other companies, are awarded the management of the Integrated Water System of the Latina Province;
- transfer of the 100% share in Infostrada from Enel Investment Holding BV (an Enel SpA wholly-owned subsidiary) to WIND, through a capital increase of the latter fully reserved to the transferring company, thus becoming a shareholder WIND with a 38.725% share;
- conclusion of the arbitration procedure between Enel and AEM Torino for the sale of Turin's metropolitan distribution network for euro 248 million. The sale becomes effective December 31, 2001.

August
- Enel.Hydro, in partnership with Acquedotto Pugliese, wins the competitive bidding for the management of the Calabria Region water system;
- Enelpower is awarded a euro 250 million contract for the construction of a 155 MW power plant in Libya;
- WIND and Greek electricity company Public Power Corporation (PPC) set up a joint venture, of which WIND will hold 50% plus one share, to offer broad band telecommunication services in Greece.

September
- at the end of competitive bidding, Enel acquires for euro 1,870 million the whole capital stock of Viesgo, a holding company active in the generation and distribution of electricity, controlled by the Endesa Group. The transaction in concluded in January 2002;
- SEI and Fidis (FIAT Group) incorporate Leasys, a joint venture active in the long-term leasing of motor vehicles and the management of corporate vehicle fleets.

October

- Enel acquires a 40% investment in the Camuzzi Group for euro 434 million. It subsequently acquires the entire capital stock of the company on March 4, 2002;
- on October 24, the Lazio Regional Administrative Court accepts Enel's appeal against the Resolution of the Authority for Competition and the Market subordinating the authorization for the acquisition of Infostrada to the sale on the part of Enel of a further 5,500 MW of generation capacity.

November

- Enel's Board of Directors abandons plans to acquire Acquedotto Pugliese.

December

- Enelpower signs a contract in Algeria for the construction of 410 km of high-voltage 400 kV transmission lines, equipped with fiber optical cables, for a total value of approximately euro 75 million;
- CHI Energy completes the construction of a wind plant in the United States and a biomass plant in Canada. The new capacity installed is 30 MW and 23 MW, respectively.

Enel SpA

Energy Management
- Enel Produzione
- Interpower
- Eurogen
- Enel FTL
- Elettroambiente
- Enel Green Power

Networks and Infrastructures
- Enel Distribuzione
- Terna
- Enel Distribuzione Gas
- Deval
- Enel.Hydro

Energy Supply and Value Added Services
- Enel Trade
- Enel Vendita Gas
- So.l.e.
- Enel.si
- Sfera
- Ape Gruppo Enel

TMT
- WIND
- Enel.it

Foreign Operations
- Electra de Viesgo*
- CHI Energy
- EGI

* Acquisition finalized in January 2002

Engineering & Contracting
- Enelpower
- Enelpower UK
- Enelpower do Brasil

Real Estate and Facility Management
- Sei
- Dalmazia Trieste

Financial Services
- Enel Factor
- Enel.Re

Venture Capital
- Enel Capital
- WEBiz Holding
- WEBiz2
- WEBiz3

To Our Shareholders:



Enel proved once more in 2001 that it is a solid and reliable group, generating record revenues and profits in a year that was marked by events that reminded us of how fragile and vulnerable many economic systems are.

The regulatory disaster in California and the implosion of the world's largest energy trading company contributed to a clearer perception of the complexity of our industry and the true dimension of the liberalization process launched in many countries. It reaffirmed the need for a far-reaching vision on the part of regulators and legislators, and a transparent and constructive approach of all parties involved.

Enel actively supported the liberalization process in Italy, still marked by regulatory uncertainties and delays, fulfilling all the requirements and, most importantly, ensuring the safe supply of an essential commodity - electricity.

The sale of about twenty metropolitan distribution networks, serving over one million customers, and that of Elettrogen and generation plants located in Valle d'Aosta, representing over 10% of the Group's generating capacity, were concluded in 2001, with proceeds exceeding expectations. This is the evidence not only of the quality of the assets, but also of its human resources and know-how. Additionally, the sale process of Eurogen – with a generation capacity of 7,000 MW – was started in 2001 and concluded in March of this year. The sale of generation capacity required under the Bersani Decree is expected to be concluded in 2002, as called for.

Enel effectively managed the impact of liberalization, reacting to profoundly asymmetric regulation. We are particularly satisfied with the results delivered in 2001, both from an economic and strategic standpoint, as we effectively countered the forced reduction in revenues and margins from our traditional electric business. This confirmed the solidity of our management model and the ability of the Group to exploit existing assets and skills to generate additional revenues and profits.

Revenues reached euro 28.8 billion, a 7.6% increase over 2000.

Gross operating margin exceeded euro 8.5 billion, up 4% over 2000, despite the opening up of the electricity market and the 11% tariff cut imposed by the regulator.

Net income exceeded euro 4.2 billion, a result never achieved before by Enel, up 169% over 2000 partly thanks to extraordinary gains from the sale of assets called for by the liberalization process.

We achieved a reduction in annual costs of euro 1 billion over the past five years.

We generated over euro 6 billion of cash in the past year. The debt to equity ratio decreased from 1.32 at the end of 2000 to 1.04 at the end of 2001. ROI increased from 6.7% to 7.2% and ROE from 8.8% to 21.5%.

Almost one fifth of Enel's total revenues were generated by products and services for which we had the skills but not the market culture for their sale before 1996, proof that our model is working.

In the telecommunications sector, Enel confirmed itself as Italy's second integrated TLC operator through the combination of WIND and Infostrada, acquired and integrated in 2001. WIND reached operating breakeven and almost 24 million customers, the size of a medium-sized European operator, less than three years after it was launched. More than one third of the total domestic Internet traffic travels on our network, a convergent infrastructure that provides a significant competitive advantage in a high-growth, high-margin market, and exploits the Group assets: 10% of our BTS are installed on Enel sites, and about 12,000 kilometers of fiber optic lines run along our power lines.

In the gas sector, where we were already the second operator upstream, we established ourselves as the second distributor through the acquisition of thirteen companies, Camuzzi among them. The combination of vertical integration – through the integrated management of the gas that we use to fuel our power plants, distribute to about 1.7 million customers and sell to third parties – and a horizontal integration – through the management of separate regulated networks in the same area – provides the opportunity to leverage operational synergies and maximize returns.

In the water sector, we abandoned the acquisition of Acquedotto Pugliese after a change in the scenario that made the acquisition considerably less attractive. Nevertheless, Enel.Hydro achieved excellent results in partnership with others, winning all three bids that were awarded in the year to manage water resources, with a population served of about 2.7 million for integrated services and 1.9 million for wholesale supply.

Internationally, we acquired Viesgo, a group that controls about 5% of the generation and distribution of electricity in Spain, and an excellent platform to further develop our presence in a very attractive market. In the field of renewables, we confirmed our world leadership through the acquisition of EGI, a company operating in four countries in Central and South America, that offers excellent opportunities to integrate our mutual skills in the hydroelectric, geothermal and wind generation sectors. Altogether, we reached a total of 500,000 customers, 2,900 MW of generation capacity and 1,200 employees abroad.

Enelpower confirmed itself as one of the top seven engineering companies in the world, and the leader in the Persian Gulf, with over euro 1 billion in revenues, 50% of which was from third parties, and an order backlog of over euro 3 billion. Enelpower represents one of the best examples of our ability to turn cost centers into profit centers.

The top priority of the Group in the six years under this management was privatization, liberalization and cost cutting, but even more the development of a Group culture based on innovation, customers, service and, above all, an ethical approach in the way we manage our businesses.

This culture materialized in a business model based on existing skills that many simply defined as "diversification"; actually we are exploiting assets and competences that were already present in the company to generate additional revenues and profits, and integrating external resources to expand our market culture. The new business model required a new management model that contributed to developing an entrepreneurial attitude that is highly focused on customers and results. Our companies are managed by chief executives, rather than managers. This culture and model are not only the drivers of our growth, but also the key elements to manage each business efficiently and effectively, and deliver, together, innovation and improved customer relations.

The digital meter is clear proof: a new system that we started to install in 2001 and that was developed by six companies of the group (Enel Distribuzione, CESI, Enel.it, WIND, Sei and Enel.si), that worked together from online bidding, to managing very complex logistics (moving about 30 million digital meters from the production sites in Italy and China to all installation areas, without burdening our inventory while ensuring a smooth replacement process), and installing meters in the homes of all our customers. We are implementing a project that will radically change the electricity service and the way electricity and technological services are sold.

Enel Distribuzione, Enel.si, together with Enel.it and WIND reorganized our presence in the field to bring us closer to our customers. In 2001, we put the first 21 contact centers into operation, where 2,000 staffers answer customers' questions 24 hours a day, and opened about 370 Enel.si stores, at a pace of about 10 per week in the last six months of the year.

Enel Trade devised a competitive advantage for the group by offering structured financial products that reduced price volatility for our customers, without sacrificing our margins: a win-win solution that we were first to develop and offer thanks to the joint effort of Enel Trade, Enel.FTL and the Risk Management team of Enel Corporate.

Enelpower and Terna completed the power interconnection between Italy and Greece, a technologically advanced project that increases the reliability of the Italian electrical system, with cables laid at depths of over 1,000 meters for the first time.

All our companies worked with Enel.it and the holding company to develop a web infrastructure that brings us closer as a group and helps us benefit from belonging to the Enel group. We introduced in 2001 Europe's most advanced e-learning platform and webTV circuit, considerably reducing training and internal communications costs. We launched a new portal that brought us even closer to our customers by providing online access to several interactive services. The e-procurement project that we announced last year became a reality, yielding savings of euro 100 million over a total volume of euro 700 million of purchases managed on line in the first year of operation.

The results we have achieved show that the culture and the management model that we developed is a solid base to build upon our growth in each of the four business areas of the Group:

- energy management, including power generation, fuel trading and logistics and trading in support of physical deliveries;
- regulated businesses, including the distribution of electricity and gas, and water management;
- sales businesses, including the sale of electricity, gas and value added services;
- TMT, including the activities of WIND and Enel.it.

This year marks the forty year anniversary of Enel. The original mission was to bring electricity to all Italian households. Over euro 140 billion of investments and 700,000 kilometers of power lines later, this mission was accomplished, with all Italians having access to this vital service. The role of the monopolist is over and we look with interest to the opportunities that are now available to us, in Italy and abroad, in the deregulated markets of electricity, gas and TLC.

Today, we are no longer just an electricity company, but a Group focused on networks, energy and, above all, values: our goals are to enhance our customer and service culture, share our knowledge, leverage our skills, and foster a spirit of innovation, efficiency and speed of implementation.

While our results in 2001 are the evidence of the transformation of Enel, it is these values that are the cornerstone of our future evolution, and which prove the convergence, coherence and dynamism of our Group. We can now fully exploit the investments we have made and the businesses we have built to realize the growth potential that comes from a management model that is now consolidated. Dear shareholders, your Group has the financial solidity, the projects and management to reach ambitious targets: support it with confidence.

The Managing Director
Francesco Tatò

BOARDS OF DIRECTORS, BOARD OF STATUTORY AUDITORS AND INDEPENDENT AUDITORS

Board of Directors

Chairman
Chicco Testa

Managing Director
and General Manager
Francesco Tatò

Directors
Carlo Angelici
Giuseppe Morchio
Franco Morganti
Carlo Tamburi
Francesco Taranto

Board of Statutory Auditors

Chairman
Bruno De Leo

Auditors
Franco Fontana
Gustavo Minervini

Substitute Auditors
Francesco Bilotti
Roberto Ulissi

Secretary
Claudio Sartorelli

Independent Auditors
Arthur Andersen SpA

Powers entrusted to corporate bodies

Board of Directors
The by-laws entrust the Board of Directors with the broadest powers required to over-see the Company's ordinary and extraordinary management, with particular reference to any actions deemed appropriate in the pursuit and for the attainment of corporate objectives, excluding only those actions reserved by Law and by corporate by-laws to the Shareholders' Meeting.

Chairman of the Board of Directors
The by-laws entrust the Chairman with the function of legal representation of the Company and corporate signing powers, entitling him to preside over the Shareholders' Meeting, convene and chair Board of Directors' meetings and verify execution of Board resolutions.

Managing Director
The by-laws entrust the Managing Director with the legal representation of the Company and corporate signing powers. Additionally, pursuant to a Board resolution passed on May 27, 1999, the Managing Director exercises all powers related to the Company's administration, with the exception of those otherwise assigned in accordance with the Law and corporate by-laws, and those reserved to the Board of Directors in accordance with the above ruling.

ENEL AND THE FINANCIAL MARKETS

Enel's ordinary shares are listed since November 2, 1999 on the Italian Stock Exchange and the New York Stock Exchange through ADRs (American Depositary Receipts). Each ADR represents 5 ordinary Enel shares.
Enel stock is included in the MIB30 stock index with an 8.03% share, updated at March 18, 2002. In terms of stock market capitalization – as considered in such index – Enel ranks fourth among Italian stocks after ENI, Telecom Italia and TIM, and is the second European utility after German E.ON.
Enel is also included in the following European stock market indexes: MSCI, EURO STOXX, FT-SE.

The average daily trading volume of the stock, taking into account the reverse stock split (two old shares for a new one), effective July 9, 2001, is equal to about 15 million shares.

At the end of March 2002, the Enel stock quoted around euro 6.4, down about 17% over the beginning of 2001, and recovering about 2% since January 2002. The market as a whole is in a declining phase, with the MIB30 index down 23% on the beginning of 2001, recovering about 4% since January 2002.

In the first nine months of 2001 world markets' performance was negative, with two periods of high volatility. The first, between April and May, registering an apparent recovery of the market, with investors anticipating, particularly in the US, a cyclical turning point for the third and fourth Quarter of the year, and the second, following September 11 events, after which main stock market indexes touched three-year lows.
In the fourth Quarter of 2001, stock markets reacted recovering losses registered in the eve of terrorist attacks, in response to military and economic policy measures adopted by major countries.
In the first nine months of 2001, advanced manufacturing, service, technology, TLC and media sectors recorded the strongest declines, while defensive stocks (with stronger ties to energy markets and less subject to cyclical swings and the exit from new economy stocks) offered the best performance. In the fourth Quarter such performance was reversed.

Enel stock performance (official listed quotes / daily traded volume) - MIB30 and FT-SE Electricity Indexes



euro
13.50
13.00
12.50
12.00
11.50
11.00
10.50
10.00
9.50
9.00
8.50
8.00
7.50
7.00
6.50
6.00
5.50
200
175
150
125
100
75
50
25
0
million shares
Nov. 2, 1999
Dec. 7, 1999
Jan. 11, 2000
Feb. 15, 2000
March 21, 2000
April 25, 2000
May 30, 2000
July 4, 2000
August 8, 2000
Sep. 12, 2000
Oct. 17, 2000
Nov. 21, 2000
Dec. 26, 2000
Jan. 30, 2001
March 6, 2001
April 10, 2001
May 15, 2001
June 19, 2001
July 24, 2001
August 28, 2001
Oct. 2, 2001
Nov. 6, 2001
Dec. 11, 2001
Jan. 15, 2002
Feb. 19, 2002
Volume traded
Enel
MIB30
FT-SE Electricity

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OVERVIEW AND SUMMARY OF RESULTS

In 2001 GDP grew at an annual rate of 1.8%, registering a marked slowdown. On a quarterly basis, growth declined in fact from 2.5% in the first Quarter, to 0.7% in the last Quarter of the year. Industrial production declined by 0.6% over 2000, showing weakness in all manufacturing sectors.
The consumer price index grew by 2.7%, in line with the previous year in which it grew by 2.5%.
In 2001, the average exchange rate between the US dollar and the euro was equal to 0.896 euro/$, as compared to an average of 0.924 euro/$ registered in 2000, representing a 3% decline of the European currency against the dollar.
After the marked economic slowdown of the American economy and the consequent change in the international economic outlook, weaker economic growth in the euro area induced the European Bank to change its monetary policy, cutting the official rate of interest from 5% at the beginning of the year, to 3.25% at the end of 2001.

Energy prices
The average international spot price of Brent crude in 2001 was $24.5 per barrel, decreasing by 14% over 2000 ($28.4 per barrel). During the year, the price of oil recorded strong fluctuations within a range included between $18 and $30 per barrel, with a different performance in the first part of the year as compared to the second half. In the first six months of 2001 the average Brent price was equal to $26.6 per barrel, in line with the first half of 2000 ($26.8 per barrel). In the second half of the year, oil prices declined, with an average Brent price of $23.1 per barrel – considerably lower than the average of $30.0 per barrel for the same period in 2000 – registering wide swings as a result of September 11 events. These determined the consolidation of the world economic downturn, making a rapid recovery less likely. This situation created a strong unbalance between demand and offer of oil, whose price, after an initial surge connected with the uncertainty of supply, registered a strong correction dropping from $30 per barrel on the wake of the attack, to about $22 per barrel on October 3, 2001. Towards the end of the year, oil prices continued to decline, oscillating in November and December at around $19 per barrel, despite a number of production cuts resolved by OPEC countries and the renewed support of other producing countries.
Due to its strong correlation with crude oil prices, the average price of fuel oil used by the Enel Group recorded an 18% decline on the previous year. The average price of oil (Oil Platt's Mediterranean index) in 2001 was equal respectively to 116 $/t for high-sulfur fuel oil (down 17% on 2000) and 133 $/t for low-sulfur fuel oil (down 19% on 2000).
The average international market price of coal (Coal Week International index for the Authority for Electricity and Gas mix) registered significant changes over 2000, increasing by 25.3%, from 33.54 $/t to 42.02 $/t. Fluctuations in the index were affected, particularly in the first part of the year, by the price recorded by US and South American crudes. After peaks registered in the first four months of 2001, the market regained stability, registering a sharp decline particularly in the third Quarter of 2001. In December the index reverted to the level registered at the beginning of the year (40 $/t), after reaching peaks of almost 47 $/t between June and July.
The average price of natural gas was in line with the previous year, though declining over the end of 2000 due to lower energy prices and the euro/$ exchange rate, to which gas prices are correlated.

Domestic demand for electricity

Domestic energy flows

Millions of kWh	2001	2000	2001-2000	
Gross electricity generation:				
Thermal	219,204	220,455	(1,251)	-0.6%
Hydroelectric	55,091	50,900	4,191	8.2%
Geothermal and other sources	5,335	5,274	61	1.2%
Total gross electricity generation	279,630	276,629	3,001	1.1%
Auxiliary services consumption	(13,127)	(13,336)	209	-1.6%
Net electricity generation	266,503	263,293	3,210	1.2%
Net imports	48,377	44,347	4,030	9.1%
Electricity delivered to the network	314,880	307,640	7,240	2.4%
Consumption for pumping	(9,434)	(9,130)	(304)	3.3%
Electricity absorbed by the network	305,446	298,510	6,936	2.3%

In 2001, demand for electricity in Italy grew by 2.3%, increasing from 298.5 to 305.4 billion kWh. Taking into account that 2000 was a leap year, this represents a 2.6% increase in demand. About 58% of higher demand needs were met by electricity imports, up 9.1%, while net electricity generation grew by 1.2%. The sharp increase in imports is due to higher demand for imported electricity generated by eligible customers, in addition to the increased capacity of the network, allowing already from September 2001 an increase in transport capacity. The strong increase in hydroelectric generation (up 8.2%), is due to the good water supply recorded in the first Quarter of 2001, subsequently offset by the drought affecting the last months of the year.

Domestic electricity generation and sales

Enel network electricity flows

Millions of kWh	2001	2000	2001-2000	
Net electricity generation				
Thermal	128,320	141,391	(13,071)	-9.2%
Hydroelectric	36,516	36,692	(176)	-0.5%
Geothermal	4,239	4,415	(176)	-4.0%
Other sources	31	29	2	6.9%
Total net electricity generation	169,106	182,527	(13,421)	-7.4%
Sales of generation companies				
To resellers	38	846	(808)	-95.5%
To the ISO	5,537	-	5,537	-
Total sales of generation companies	5,575	846	4,729	-
Electricity purchases				
From domestic producers	7,024	40,956	(33,932)	-82.8%
From foreign producers	25,088	25,121	(33)	-0.1%
From the ISO	35,837	-	35,837	-
Total purchases	67,949	66,077	1,872	2.8%
Electricity sales				
Sales on the regulated market:				
High-voltage	20,229	27,206	(6,977)	-25.6%
Medium-voltage	53,989	70,612	(16,623)	-23.5%
Low-voltage	104,830	103,249	1,581	1.5%
Total regulated market	179,048	201,067	(22,019)	-11.0%
Sales on the free market:				
High-voltage	16,692	16,106	586	3.6%
Medium-voltage	10,141	4,860	5,281	108.7%
Low-voltage	76	-	76	-
Total free market	26,909	20,966	5,943	28.3%
Total electricity sales	205,957	222,033	(16,076)	-7.2%

Following the opening up of the market, now fully underway, Enel Group **sales** on the free and regulated market declined by 7.2% over 2000. Quantities sold on the regulated market decreased by 11.0%. The reduction is concentrated in high- and medium-voltage sales (down 25.6% and 23.5% respectively), while low-voltage demand increased by 1.5%.

Enel Trade continues to be the largest operator on the free market, with a share of 37% of net market demand (net of own consumption). Sales increased by 28.3% over 2000, thanks mainly to the excellent trend in medium-voltage sales, equal to 10,141 million kWh, against 4,860 million kWh in the previous year. High-voltage sales, growing by 3.6%, were affected by the possibility offered to final users, starting in 2001, to acquire, through auctions held by the Gestore della Rete di Trasmissione Nazionale (Independent System Operator, ISO), electricity generated by plants falling under the incentives provided by CIP Regulation 6/92, in addition to part of electricity imported subject to quotas assigned.

The change in the breakdown of electricity **purchases** made by the Enel Group over 2000, is due mainly to the wider scope of the ISO's role, in line with applicable regulations on the transition to the full liberalization of the market, that will culminate with the start of operations of the Single Buyer and the Electricity Exchange (Borsa dell'Energia). Starting January 1, 2001, all electricity generated by plants falling under the incentives provided by CIP Regulation

6/92 (renewable sources) is acquired by the ISO pursuant to special agreements, at a price determined using the same method applied in the previous year. Such electricity is then sold to free market operators through the auctions held by the ISO, that assigns the residual part to Enel Distribuzione. In 2001 Enel Trade consequently acquired electricity produced by plants falling under the provisions of CIP Regulation 6/92 through auctions held by the ISO, and imported electricity, stipulating annual contracts and acquiring electricity on the spot market also through the ISO. Parent Company Enel retained title to long-term purchase contracts stipulated with foreign producers relating to electricity destined to the regulated market, importing 20,938 million kWh. Purchases from domestic producers relate mainly to energy supplied by Elettrogen in the period following its exit from the Group, effective September 20, 2001.

Enel Group's net electricity **generation** in 2001 amounted to 169,106 million kWh, declining by 7.4% (down 13,421 million kWh) over 2000. In the new market context, the Group's generation companies sold to the ISO a total of 5,537 million kWh of electricity produced by plants falling under the incentives provided by CIP Regulation 6/92. Thermal generation decreased by 9.2% (down 13,071 million kWh) while hydroelectric generation remained stable (down 176 million kWh, 0.5%). The trend of Enel hydroelectric generation during the year was aligned with that for the whole domestic system described above.

Operating performance

While the generation and sale of electricity continues to represent the Group's core business (sales of electricity and Electricity Equalization Fund contributions make up about 75% of revenues for the year), Enel diversified its activities in other sectors, becoming a multi-utility/multi-service group. Thanks to the success of WIND and the acquisition of Infostrada, telecommunications now represent the Group's second largest activity (10% of consolidated revenues) set to grow in the immediate future. Strong efforts and considerable resources were devoted to the distribution of natural gas, the development of value added services, Engineering and Contracting, and the water sector. Operating data for 2001, that include the line-by-line consolidation of WIND and Infostrada (the latter only from the date of acquisition concluded at the end of March 2001), compared with those for 2000, restated to provide a comparable basis for the telecommunications sector (including the effect of the acquisition of Infostrada), are made up as follows:

In millions of euro	Revenues	Gross operating margin	Operating income before amortization of consolidation differences	Operating income
Electricity and other sectors				
2000	25,096	8,742	4,759	4,753
2001	26,088	8,508	4,727	4,715
Change	992	(234)	(32)	(38)
Telecommunications				
2000	2,136	(527)	(1,052)	(1,453)
2001	3,176	28	(817)	(1,237)
Change	1,040	555	235	216
Adjustments				
2000	(472)	-	-	-
2001	(483)	-	-	-
Total Group				
2000 (restated)	26,760	8,215	3,707	3,300
2001	28,781	8,536	3,910	3,478
Change	2,021	321	203	178

Gross operating margin for 2001 amounted to euro 8,536 million, representing a strong improvement over 2000. On a comparable basis, gross operating margin is equal to euro 8,215 million. The euro 321 million increase (up 3.9%) was positively affected by the better than expected performance of the telecommunications sector (up euro 555 million), and the euro 234 million decline (down 2.7%) registered by other sectors. Traditional electricity activities were affected by the reduction in the volume of electricity sold (down 7.2%) and the further decline in tariffs (down about 11%), due to the price-cap mechanism and the €c 0.52 per kWh reduction in the portion of the tariff aimed at remunerating fixed production costs, partly offset by the full price valuation of hydroelectric and geothermal power.

Such factors were partly offset by non-recurrent revenues reported in 2001, amounting to euro 431 million, relating to past years' contributions of CIP Regulation 6/92 plants (euro 314 million), and to the euro 117 million reversal of stranded costs accruals made in 2000.

Operating income reached euro 3,478 million, increasing by 5.4% on euro 3,300 million (restated) in 2000.

Consolidated net income before minority interests amounted to euro 4,226 million, against euro 1,573 million (restated) in 2000. The euro 2,653 million increase is due in part by extraordinary gains recorded on the sale of assets concluded in the year (Elettrogen, generation plants in the Valle d'Aosta Region,

Rome and Turin's metropolitan networks, and other minor transactions), in addition to the tax effect of the freeing of accelerated depreciation provisions.

Cash flow from operations increases from euro 4,900 million in 2000, to euro 6,164 million in 2001, confirming the high ability to generate cash of operations and showing an improvement in current asset management. The operating cash flow amounts to euro 6,164 million, providing a good coverage of the strong financial requirements absorbed by investments equal, net of divestments, to euro 8,727 million, of which euro 7,632 million relating to the acquisition of Infostrada.

Net capital employed at December 31, 2001 amounted to euro 43,039 million, total financial debt to euro 21,930 million and the Shareholders' Equity (including minority interests) to euro 21,109 million. The corresponding value at December 31, 2000 reported in the restated balance sheet, that considers the line-by-line consolidation of WIND and the effect of the acquisition of Infostrada, amounted respectively to euro 42,925 million, euro 24,426 million and euro 18,499 million. The debt to equity ratio is equal to 1.04 and improving on December 31, 2000 (1.32 on a restated basis). Excluding from restated figures at December 31, 2000, amounts paid for the acquisition of Infostrada and the covering of debt of the same, the ratio of total Group financial debt thus determined (euro 16,107 million) on total Shareholders' Equity (euro 18,499 million) is equal to 0.9.

Capital expenditure on plant, equipment and other fixed assets amounts to euro 4,083 million, and is made up as follows:

In millions of euro	2001	2000	2001-2000
Generation plants	828	570	258
Power lines and transformation stations	258	190	68
Electricity distribution networks	1,339	1,358	(19)
Telecommunications networks	1,185	936	249
Land, buildings and other fixed assets	473	299	174
TOTAL	4,083	3,353	730

The strong increase in capital expenditure over the previous year is due mainly to the conversion of plant to combined-cycle technology, the upgrade and extension of the fixed and mobile telephone network, the start of construction of the super-high-voltage power line in Brazil, and changes in the area of activity.

At December 31, 2001 the Group employed 72,661 persons (against 81,168 at December 31, 2000, including those of WIND and Infostrada). During the year, the difference between terminations of employment and new hirings was negative (down 6,120 employees), while the transfer and sale of businesses, net of acquisitions – without considering Infostrada – generated a reduction of 2,387 employees.

REGULATIONS AND TARIFFS FOR THE ELECTRICITY SECTOR

Evolution of the liberalization process

As provided by the Bersani Decree, in 2001 the sale of part of electricity generation capacity and local distribution networks aimed at the progressive liberalization and streamlining of the electricity sector, intensified. Such operations are described in the Operating review.
The sale of a further 5,500 MW of generation capacity requested by the Authority for Electricity and Gas in connection with the acquisition of Infostrada, was stopped following the positive pronouncement of the Lazio Regional Administrative Court (TAR Lazio) upon Enel's appeal of the Authority's ruling.

With the aim of increasing the supply of electricity on the free market, starting with January 2001, all electricity purchase contracts falling under the provisions of CIP Regulation 6/92 – prior to such date reserved to the regulated market – were transferred to the ISO (Independent System Operator) that makes the electricity available to eligible customers through competitive mechanisms. In accordance with guidelines provided by the Authority, the ISO held auctions, awarding a total annual capacity of 3,600 MW to domestic producers.
With regards to the import of electricity, regulations issued by the Authority for 2001 limit to 5% of the available transport capacity for the free market (excluding electricity purchased through long-term contracts, destined to the regulated market), and to 10% of available capacity for any individual Country the amount of electricity that may be imported by an individual operator. The Authority moreover defined a proportional criteria for the assignment of transport capacity over borders, accepting all applications and awarding capacity up to the maximum available proportionally.
Rules for the import of electricity from France and Switzerland for 2002 were set in December 2001 based on an agreement between the Italian Authority for Electricity and Gas and the French Commission de Régulation de l'Electricité, to be applied jointly by the two independent system operators. The agreement constitutes the first free electricity exchange area in Europe and replaces direct agreements between electricity companies and ISOs with firm and transparent rules applicable to all interested operators. Imports from Austria and Slovenia will instead be regulated by amounts awarded by the Authority and will involve half of the available capacity, while the other half will be awarded according to individual countries' policies. In 2002, no operator will be allowed to control more than 10% of total transport capacity on any border.

With regards to the demand for electricity, according to the Bersani Decree, in 2001 the threshold for eligible clients is lowered to customers having a total annual consumption of 20 million kWh (9 million kWh from 2002). A law reducing such threshold to 0.1 million kWh starting from the ninetieth day of the disposal on the part of Enel of 15,000 MW of generation capacity was approved in March 2001.

Main regulations issued by the Authority for Electricity and Gas for 2001

On January 1, 2001, a number of regulations regarding the restructuring of the electricity tariff system came into effect.
From January 1, 2001 tariffs for electricity sold in the regulated market include also the share aimed at covering the cost of fuels which had previously been paid to producers by the Electricity Equalization Fund as contribution for the generation of electricity, holding criteria applied to determine their adjustment constant. As a result, the distributor pays directly to the producer of electricity the full price of energy.

00038

The Authority established moreover, effective January 1, 2001, a 20% reduction (equal to about €c 0.52 per kWh) in the component aimed at covering fixed electricity generation costs and an adjustment of the average specific consumption recognized for domestic thermal generation from 2,290 to 2,260 kilocalories per kWh.
The variable unit generation cost for electricity set by the Authority declined from €c 4.78 per kWh for the period November/December 2000, to €c 4.09 per kWh for the same period in 2001, representing a 14.4% reduction.
Tariff components aimed at covering transportation, distribution and sale costs were reduced by 1.4% in nominal terms by applying the price-cap mechanism.
New tariff plans offered by Enel Distribuzione became effective from January 2001. The proposed plans, submitted in September 2000 and approved by the Authority, are in line with constraints imposed by the new tariff system. Enel Distribuzione offers its clients special tariffs, reserved to non-residential customers as an alternative to base tariffs, in addition to further options aimed at the regulated market, as an alternative to tariffs set by the Authority. Residential customers are now offered the possibility of increasing the amount of power supplied from 3 to 4.5 kW taking advantage of the "More Watts" offer, providing for tariffs that differentiate between three annual consumption ranges at a fixed annual cost of euro 83.7.
Starting on January 1, 2001, the Authority reduced system charges by eliminating the component aimed at financing higher compensation due to generation/distribution companies for electricity destined to the regulated market, and by reducing the tariff component relating to incentives to the generation of electricity from renewable sources (A3 component). A specific tariff component aimed at covering stranded costs (A6) was introduced.
In 2001, the Authority adjusted the mentioned tariffs (A3 and A6), and increased the component aimed at covering the cost incurred in the decomissioning of nuclear plants in line with decommissioning plans. Overall, system charges increased in 2001 over the end of the previous year by about €c 0.36 per kWh, due primarily to the coverage of costs relating to incentives to electricity generated from renewable sources.
Measures adopted by the Authority, together with a reduction in taxes on electricity consumption resolved in the 2001 Budget Law, resulted in an average 5% reduction in the price paid by consumers at the end of 2001 over the end of 2000 (assuming constant consumption patterns).

Regulations issued by the Authority for Electricity and Gas effective 2002

"Testo integrato" regulations
New regulations regarding tariffs for the transport, metering and sale of electricity destined both to free and regulated market customers came into effect on January 1, 2002. The regulations were included in the "Testo integrato" body of norms replacing all regulations previously applicable to tariffs.
Transport service: new regulations abolish transport rules previously applicable and introduces a single set of rules regarding transport of electricity to free and regulated market customers, compatible with the launch of the Electricity Exchange.
According to new regulations, final customers pay to distributors fees for the transport of electricity based on tariff plans offered by distributors in line with overall revenue limits and limits set for individual contracts.
Distributors pay to the ISO or other distributors fees for the transport of electricity – applicable to all energy drawn from the network, and not just to electricity destined to the regulated market – as determined by the Authority. Components of such fees are consistent with analogous components recognized

to operators upon determining revenue limits for tariff plans offered to final customers.
Metering service: the Authority defined the subjects responsible for the installation and maintenance of the equipment, in addition to the collection and recording of readings. The metering system is remunerated through transport fees.
Sales service: reflect the wholesale price for the generation of electricity. Regulated market customers and distribution companies pay a fee separate from the transport fee. For regulated market residential customers, the Authority set instead a fee that included sale and transport services, determined as in the past.

Tariffs applicable for 2002

The Authority set tariffs applicable starting in 2002 through resolutions issued at the end of 2001.
For household customers with 3 kW supply contracts, the gradual tariff equalization introduced in July 2001 was suspended. The Authority will regulate such tariffs at the time in which subsidies for customers in economic hardship, currently under study by the Government, come into effect.
In the case on non-household customers, individual tariff components aimed at covering transport, distribution and sale costs vary according to the price-cap mechanism and the recognition of costs relating to the improvement in the quality of distribution service. Overall, the sum of such components is unchanged over the previous year.
From January 1, 2002 the additional component of €c 0.31 per kWh, introduced for the years 2000 and 2001 in favor of the generation of electricity destined to the regulated market, is no longer applicable.

As provided by the tariff reform introduced in 2000, from January 1, 2002 all gradual components aimed at aligning prices to the cost of energy supplied to non-household customers are suppressed. As a result, the price for low-voltage electricity will decline by about €c 0.67 per kWh, while those for medium- and high-voltage electricity will increase respectively by €c 0.15 and €c 0.62 per kWh.

The Authority approved Enel Distribuzione's proposal for tariffs applicable in 2002, in line with limits set. In addition to base tariff plans, Enel Distribuzione offered its customers also special tariff plans, reserved to non-household customers as an alternative to base tariffs, in addition to tariff plans aimed at household customers alternative to those established by the Authority.

Stranded cost

Stranded costs result from contractual agreements and investment decisions that electricity companies took following Government policy positions held when the electricity market was not liberalized, which could have been retrieved when the electricity sector was a monopoly, but are no longer retrievable in a free market situation.
A Decree issued on January 26, 2000 by the Ministry of Industry in agreement with the Italian Treasury, upon a proposal made by the Authority for Electricity and Gas, defines stranded costs, criteria for their admission and terms for their retrieval.
According to the Decree, stranded costs are recognized on investments or contractual commitments made prior to February 19, 1997 relating to generation plants currently in service, with the exclusion of those that benefit from specific provisions, such as, for example, CIP Regulation no. 6/92. Stranded costs are recovered over seven years, from 2000 to 2006, according to revenues

recognized by the Authority for each plant. Among stranded costs are also recognized costs relating to the relocation abroad of unloading and regasification of natural gas imported from Nigeria, retrieved over a period of ten years starting in 2000.
Stranded costs have been further regulated by the Decree issued by the Ministry of Industry, in agreement with the Italian Treasury, dated April 17, 2001. The decree establishes the exclusion from retrievable costs of non-retrievable costs incurred by hydroelectric and geothermal plants, reducing progressively the surcharge for the access to the National Transmission Network for electricity generated by such plants. Such surcharge is therefore destined to be reduced from the current 75% of the share in the variable cost (linked to the cost of fuels) included in the sale price of electricity, to 25% in 2005-2006. Beyond such date the stranded cost contribution and the surcharge for the access to the national transmission network (*decalage* mechanism) will be eliminated. The same Decree sets moreover the rules for the application of the reimbursement mechanism for costs relating to plants originally held by Enel and subsequently transferred to other companies. In the case of the transfer of plants admitted to the reimbursement mechanism, the total amount of non-retrievable costs cannot exceed the amount that would be awarded to Enel in case the transfer had not taken place. As a result, the amount of stranded costs to be awarded to individual companies owning plant originally held by Enel does not depend solely on the characteristic of the individual plants owned, but on the plant endowment as a whole. As a consequence, the amount of stranded cost reimbursements can be determined only at the end of the reference period and not for each individual year. During the retrieval period, the difference between recognized revenues and the share in the wholesale price of electricity will be retrieved as a stranded cost only in case it is positive, while no amount will be due in case it is negative.
In May 2001, the Authority for Electricity and Gas issued Resolution 114/01 with which it defined parameters for the determination of non-retrievable costs. The Authority reintroduced in the component denominated "reference electricity production" a calculation that takes into account electricity generated by all the plants owned by a company, including that generated by hydroelectric and geothermal ones, excluded from the perimeter of stranded costs. The method applied by the Authority does not allow the restitution of costs in line with "Recognized Revenues" for the whole of the generation plants considered, causing a large damage to Enel that appealed the Resolution. The Lombardy Regional Administrative Court, with a pronouncement dated January 9, 2002 accepted the appeal and annulled the part of the Resolution that does not exclude from the calculation of non-retrievable costs electricity generated by hydroelectric and geothermal plants.
In February 2002, in connection with urgent measures aimed at ensuring the safety of the national electricity system issued by the Ministry of Industry, legislative changes providing for a solution to the mentioned problems were announced.

REGULATIONS AND TARIFFS FOR THE GAS SECTOR

The liberalization process

The liberalization of the domestic gas sector was introduced with Decree 164/00 which, in compliance with EU Directive 98/30/EU, provides for the gradual liberalization of demand and offer.
On the offer side, from January 1, 2003 and until December 31, 2010, gas sales of any operator in the sector may not exceed 50% of national gas consumption. From January 1, 2002, moreover, no operator in the sector may input in the gas distribution network more than 75% on natural gas national consumption, either of imported or domestic gas. Such percentage will decline by 2% per year until it reaches 61% in 2010.
With regards to demand, provisions include the full liberalization of the market by 2003, the separation of distribution and sale by January 1, 2002 and the confirmation of concessions for a maximum transitional period terminating on December 31, 2005, renewable for two years subject to the reaching of a set number of customers or a private equity share above 40%.
The Authority for Electricity and Gas issued a number of resolutions for the implementation of laws regarding the transport and distribution of gas. The Authority is currently drafting a number of regulations regarding the unbundling of services, stocking fees, network and stocking codes. Once the regulatory process is terminated, the gas market will be able to operate in a context able to promote competition.

Distribution and sale

In 2001 a number of Authority resolutions introducing changes in tariffs applicable to the regulated market came into effect.
The new tariff system is based on the principle of correspondence between tariffs and costs applicable to a service in line with safety, quality and efficiency standards established by the Authority, providing also for the distribution and sale of gas.
Gas distribution tariffs are set for the first thermal year in which they are applied (July 1, 2001 – June 30, 2002) based on the distribution revenues ceiling established by the Authority. The ceiling is based on recognized management and distribution costs in addition to the recognized cost of capital, determined according to standard cost parameters correlated with the characteristics of customers served (length of the distribution network, number of customers, relationship between the said amounts) and taken from the financial statements of a number of efficient companies in the sector.
For subsequent thermal years, the Authority introduced until June 30, 2004 a ceiling on the decrease of revenues from distribution of 3% per year, net of inflation (distribution represents about 20% of the final cost paid by customers), with a contingent adjustment that takes into account improvements in the safety of plant and equipment. In the subsequent regulatory period, starting July 1, 2004, limits will be based on technical and economic information drawn for years 2001 and 2002.

Tariffs for the supply of gas to regulated market customers (those that do not possess the requisites to access the free market or those who chose not to take advantage of it), represent the sum of the various cost components, corresponding to the different phases of gas distribution:
- the share relating to the raw material, provisionally set fully by the Authority – which includes cost components relating to production and import of gas, its transport, regasification and stocking;
- the share relating to distribution – reflecting the distribution tariff;
- the share relating to the sale of gas.

The protection of lower income customers will be ensured by Municipalities, that may request general customers a contribution equal to 1% of distribution revenues to cover part of gas service costs for customers in economic hardships.



FINANCIAL DATA BY SEGMENT

In millions of euro	2001	2000 [*]	2001-2000	
Generation				
Revenues	11,837	11,530	307	2.7%
Gross operating margin	4,017	3,971	46	1.2%
Operating income before amortization of consolidation differences	2,515	2,354	161	6.8%
Operating income	2,509	2,354	155	6.6%
Transmission				
Revenues	793	771	22	2.9%
Gross operating margin	480	472	8	1.7%
Operating income	229	237	(8)	-3.4%
Distribution and sale to regulated market				
Revenues	19,673	12,648	7,025	55.5%
Gross operating margin	3,066	3,233	(167)	-5.2%
Operating income	1,436	1,424	12	0.8%
Sales to free market				
Revenues	1,956	1,255	701	55.9%
Gross operating margin	59	66	(7)	-10.6%
Operating income	57	64	(7)	-10.9%
Total electricity sector				
Revenues	*34,259*	*26,204*	*8,055*	*30.7%*
Gross operating margin	*7,622*	*7,742*	*(120)*	*-1.5%*
Operating income before amortization of consolidation differences	*4,237*	*4,079*	*158*	*3.9%*
Operating income	*4,231*	*4,079*	*152*	*3.7%*
Telecommunications				
Revenues	3,176	2,136	1,040	48.7%
Gross operating margin	28	(527)	555	..
Operating income before amortization of consolidation differences	(817)	(1,052)	235	22.3%
Operating income	(1,237)	(1,453)	216	14.9%
Other activities				
Revenues	6,396	3,276	3,120	95.2%
Gross operating margin	538	466	72	15.5%
Operating income before amortization of consolidation differences	228	249	(21)	-8.4%
Operating income	222	243	(21)	-8.6%
Parent Company				
Revenues	3,980	9,800	(5,820)	-59.4%
Gross operating margin	440	594	(154)	-25.9%
Operating income	336	488	(152)	-31.1%
Consolidation adjustments				
Revenues	(19,030)	(14,656)	(4,374)	-
Gross operating margin	(92)	(60)	(32)	-
Operating income before amortization of consolidation differences	(74)	(56)	(18)	-
Operating income	(74)	(57)	(17)	..
Total Group [*]				
Revenues	**28,781**	**26,760**	**2,021**	**7.6%**
Gross operating margin	**8,536**	**8,215**	**321**	**3.9%**
Operating income before amortization of consolidation differences	**3,910**	**3,707**	**203**	**5.5%**
Operating income	**3,478**	**3,300**	**178**	**5.4%**

[*] Financial data for 2000 relates to the restated income statement that includes the line-by-line consolidation of WIND from January 1, 2000 and Infostrada from April 1, 2000.

Other Activities

In millions of euro	2001	2000	2001-2000	
Fuel trading				
Revenues	3,495	1,454	2,041	
Gross operating margin	66	27	39	
Operating income	63	26	37	
Engineering and contracting				
Revenues	1,101	540	561	
Gross operating margin	56	41	15	36.6%
Operating income	28	36	(8)	-22.2%
Real estate and services				
Revenues	559	620	(61)	-9.8%
Gross operating margin	140	198	(58)	-29.3%
Operating income	41	93	(52)	-55.9%
Information technology				
Revenues	452	303	149	49.2%
Gross operating margin	195	132	63	47.7%
Operating income	78	59	19	32.2%
Gas distribution				
Revenues	438	67	371	
Gross operating margin	48	10	38	
Operating income before amortization of consolidation differences	11	3	8	
Operating income	5	(3)	8	
Public lighting				
Revenues	123	93	30	32.3%
Gross operating margin	31	30	1	3.3%
Operating income	26	25	1	4.0%
Other				
Revenues	314	259	55	21.2%
Gross operating margin	2	35	(33)	-94.3%
Operating income	(19)	15	(34)	
Consolidation adjustments				
Revenues	(86)	(60)	(26)	-
Gross operating margin	-	(7)	7	-
Operating income before amortization of consolidation differences	-	(8)	8	-
Operating income	-	(8)	8	-
Total				
Revenues	6,396	3,276	3,120	95.2%
Gross operating margin	538	466	72	15.5%
Operating income before amortization of consolidation differences	228	249	(21)	-8.4%
Operating income	222	243	(21)	-8.6%

(*) Financial data for 2000 relates to the restated income statement that includes the line-by-line consolidation of WIND from January 1, 2000 and Infostrada from April 1, 2000

GENERATION

In 2001 electricity generation activities were carried out by the following companies:

- Enel Produzione (thermal and hydroelectric generation), Enel Green Power (formerly Erga), CHI Energy and EGI (active in the field of renewable sources, the first in Italy and the other two in the American continent), expected to remain part of the Enel Group;
- Eurogen and Interpower, to be divested in 2002;
- Elettrogen, divested on September 20, 2001, and Valgen, divested on June 1, 2001.

In 2002 the Enel Group strengthened its presence abroad through the acquisition of the Viesgo Group, a company operating in Spain with an installed capacity of about 2,400 MW.

In the field of generation, the Group's main objective is to be competitive in the free market currently being liberalized. The Enel Group aims at responding to new challenges, taking advantage of opportunities offered by the domestic and international market through the optimization of its generating capacity and the achievement of efficiency levels in line with the leading companies in the sector. Electricity generation from renewable sources, the sector in which Enel Green Power Group operates both in Italy and abroad, is of great strategic importance. A number of international factors, such as the need to limit the use of fossil fuels (reasserted through the Kyoto Protocol), in addition to the dependence of fuel supplies from politically unstable areas, the increase in demand for clean energy and the availability of increasingly reliable equipment, all point to a strong growth in the sector. Through Enel Green Power, the Enel Group is in a position to take full advantage of such development opportunities, exploiting its current technological leadership, its consolidated experience in the management of plant and its geographic diversification.

Main operations in 2001

In 2001, a number of operations affected the generation sector, changing its structure:

- in the first half of 2001 the sale to the Valle d'Aosta Region of all hydroelectric plants located on its territory, representing a gross efficient capacity of 781 MW, was concluded. The agreement was implemented in two different stages. In the first stage, Valgen, a wholly-owned subsidiary of Enel received, effective December 1, 2000, the business unit relating to the generation of electricity in the Valle d'Aosta Region. Subsequently, effective June 1, 2001, Valgen transferred these assets to Geval, a company all of whose shares were transferred from Valgen to FinAosta (a finance company owned by the Valle d'Aosta Region), based on a value of the business unit of about euro 780 million;
- in the field of renewable sources, on June 8, 2001 the acquisition of Energia Global International Ltd. (EGI), a company operating in the sector in Central and South America, was concluded. The company was acquired for $57.5 million in addition to debt relating to projects underway amounting to $35 million. The total financial debt of the Group amounted to about $130 million. EGI operates two hydroelectric and one wind plant in Costa Rica, for a total of 54 MW of installed capacity, and two hydroelectric plants in Chile having a generation capacity of 88 MW. The construction of three hydroelectric plants in Costa Rica and Guatemala, for a total capacity of 104 MW, is underway;
- on September 20, 2001, Enel and the Endesa - Banco Santander Central Hispanico - Asm Brescia consortium signed the contract for the final transfer

of Elettrogen – the first of the generation companies to be sold by Enel – whose assignment procedure was concluded on July 23, 2001 at the end of a competitive bidding procedure. At the signing, the consortium led by the Spanish electricity operator paid the acquisition price amounting to euro 2,687 million, in addition to euro 898 million corresponding to the net debt of the acquired company;

- on September 12, 2001, Enel purchased, at the end of a competitive bidding process, 100% of Viesgo, a holding company controlling electricity generation and distribution interests, formerly owned by Spanish company Endesa. The value of the transaction amounts to euro 1,870 million, in addition to about euro 130 million of debt assumed by Enel. The Viesgo Group has about 900 employees, a net installed generation capacity of 2,400 MW and about 500,000 customers. Generation plants are distributed throughout the Spanish territory and use primarily (72%) thermal fuels (coal and fuel oil), while hydroelectric plants represent the remaining 28%. The distribution network acquired extends over 24,500 kilometers in an area of Northern Spain that registered in recent years a 4% average annual economic growth. With this operation, Enel enters the Spanish electricity market, recording one of the fastest rates of growth in demand in Europe, and characterized by a low reserve capacity (about 10% in 2000), limited transport capacity and the prospect of complete liberalization starting in 2003. With the acquisition of Viesgo, Enel becomes the fifth vertically-integrated electricity operator in Spain, with prospects of further growth thanks to opportunities deriving from the construction, development and/or acquisition on the Spanish market of combined-cycle power plants, the increase in generation from renewable sources and the creation of a significant platform for the acquisition of eligible customers. Financial markets recognized the value inherent to Viesgo's acquisition, deemed in line with international development strategies of the Enel Group and carried out at a lower price than the one estimated by market analysts;
- to optimize the allocation of hydroelectric plants among generation companies, on February 1, 2001, Enel Produzione transferred to Enel Green Power 18 hydroelectric plants (for a total of 430 MW of installed capacity) and a control station, for a total value of euro 108 million.

Sale of Eurogen and Interpower

In the final phases of the sale of Elettrogen, preliminary activities towards the sale of Eurogen were started. On September 7, 2001, Enel received a total of 21 manifestations of interest from potential purchasers. Following the delivery of the Information Memorandum of the company, on November 5 Enel received seven non-binding offers on the part of potential buyers subsequently admitted to the due diligence phase. Due diligence was carried out in line with the procedure applied for Elettrogen, though requiring a longer period of time in view of Eurogen's larger size. Upon completion of the due diligence phase, two consortia made binding offers, based on which a competitive bidding procedure was initiated. On March 17, 2002, the bidding phase was concluded. The highest offer was made by the Edipower consortium and amounted to euro 2,980 million (euro 3,700 million including debt). Enel has therefore started the procedure for the transfer of the company. The Edipower consortium is controlled by Edison (40%), AEM Milano (13.4%), AEM Torino (13.3%), ATEL (13.3%), Unicredito Italiano (10%), Interbanca (5%) and Royal Bank of Scotland (5%).
During the last phase of the sale of Eurogen, Enel will begin preliminary activities for the sale of Interpower, including the issue of the public offer and the drafting of the Information Memorandum. In light of the smaller size of the company with respect to the two previously sold, the sale of Interpower is expected to

require a short period of time, within the term set by the Bersani Decree at December 31, 2002.

Other events

In the year, Enel evaluated the opportunity offered by the privatization of CEZ, the Czech Republic's electricity company, to expand the Group's international presence in a strategically important area of Central Europe. The offer submitted in the context of the bidding process was deemed inadequate by the Czech Government, which has subsequently canceled the sale, suspending the privatization plan.

Results of operations

Electricity generation

Enel Group net domestic electricity generation

In millions of kWh	2001		2000		2001-2000	
Thermal	128,320	75.9%	141,391	77.5%	(13,071)	-9.2%
Hydroelectric	36,516	21.6%	36,692	20.1%	(176)	-0.5%
Geothermal	4,239	2.5%	4,415	2.4%	(176)	-4.0%
Other sources	31	-	29	-	2	6.9%
TOTAL	169,106	100.0%	182,527	100.0%	(13,421)	-7.4%

Net domestic electricity generation of the Enel Group decreased by 7.4% (down 13,421 million kWh) due to the sale of Elettrogen, concluded on September 20, 2001, and that of the plants located on the Valle d'Aosta area (effective June 1, 2001), as well as the beginning of work for the conversion of a number of plants to turbogas combined-cycle technology.

The decline was concentrated in thermal (down 9.2%) and geothermal (down 4.0%) generation, while hydroelectric generation, although unchanged, recorded a different performance during the year, increasing strongly in the first half (up 23.7% as to the same period in 2000) and decreasing in the last six months. In addition to the mentioned sale of Valle d'Aosta plants (all existing hydroelectric ones), the trend was affected by abundant rainfalls in the first months of 2001 and drought that characterized in particular the last quarter of the year.

In 2001, net generation of American subsidiaries CHI Energy and EGI (the latter acquired on June 8, 2001) was equal to 1,063 million kWh, of which 882 million kWh generated by hydroelectric plants.

Contribution to gross thermal generation

In millions of kWh	2001		2000		2001-2000	
High sulfur fuel oil (S>0.5%)	38,603	28.1%	45,507	30.1%	(6,904)	-15.2%
Low sulfur fuel oil (S<0.5%)	13,844	10.1%	17,125	11.3%	(3,281)	-19.2%
Total fuel oil	**52,447**	**38.2%**	**62,632**	**41.4%**	**(10,185)**	**-16.3%**
Natural gas	48,919	35.7%	54,955	36.4%	(6,036)	-11.0%
Coal	30,072	21.9%	25,672	17.0%	4,400	17.1%
Orimulsion and other fuels	5,822	4.2%	7,829	5.2%	(2,007)	-25.6%
TOTAL	137,260	100.0%	151,088	100.0%	(13,828)	-9.2%

The mix of fuels used in 2001 shows a shift towards coal, whose percentage of the total increases to 21.9% (up from 17.0% in 2000) due to the fact that the decline in thermal generation was due to fuel oil and gas thermal plants. The higher use of coal was made possible by strong environmental upgrade investments made, allowing to reduce substantially atmospheric emissions.

Financial data

Financial data for the generation sector

In millions of euro	2001	2000	2001-2000	
Revenues	11,837	11,530	307	2.7%
Operating costs	7,820	7,559	261	3.5%
Gross operating margin	*4,017*	*3,971*	*46*	*1.2%*
Depreciation and accruals	1,502	1,617	(115)	-7.1%
Operating income before amortization of consolidation differences	2,515	2,354	161	6.8%
Amortization of consolidation differences	6	-	6	-
Operating income	2,509	2,354	155	6.6%

In 2001 **revenues** increased by euro 307 million (up 2.7%) due mainly to the following factors:

- the definition, starting in 2001, of a single sale price for electricity, independent of the energy source, that includes the share covering variable production costs, previously contributed by the Electricity Equalization Fund limited to thermal energy. Higher revenues currently deriving from hydroelectric and geothermal generation from plants that do not fall under the provisions of CIP Regulation no. 6/92, are in part offset by higher National Transmission Network access charges (the so-called "hydroelectric surcharge"), contributing to determine the strong increase in operating costs;
- a unit increase in the sale price component aimed at covering variable production costs, growing from an average of €c 4.0 per kWh in 2000, to €c 4.5 in 2001 (up 12.5%), due to the different performance in the price of fuels to which it is correlated in the two years;
- the recording in 2001 of euro 314 million relating to past years' contributions on electricity generation from plants falling under the provisions of CIP Regulation no. 6/92;
- the reversal of accruals amounting to euro 117 million made in 2000 against estimated stranded cost charges no longer in existence following specific regulations issued in 2001.

The following contributed to offset the increase due to the above mentioned factors:

- a 7.4% decline in Group net domestic generation;
- a reduction of about €c 0.52 per kWh resolved by the Authority, starting in 2001, in the electricity tariff component aimed at covering production costs;
- the sale of Elettrogen and of hydroelectric plants located in Valle d'Aosta.

Operating costs increased by euro 261 million, as a net effect of the following items:

- euro 638 million due to higher National Transmission Network access fees paid in 2001 ("hydroelectric surcharge");
- inclusion in the area of consolidation of American subsidiaries CHI Energy and EGI, whose operating costs amount to euro 36 million;
- sale of Elettrogen, resulting in a reduction of costs equal to about euro 180 million;

- euro 250 million in lower fuel costs due to a decline in consumption, adjusted for changes in the consolidation area. The reduction over the previous year, also in comparable terms, is equal to 5%, against a reduction of about 7% in thermal generation. The different performance is due to the higher average unit cost of fuels, following the appreciation of the dollar and the increase in coal prices.

Gross operating margin amounted to euro 4,017 million, increasing by euro 46 million (up 1.2%) over 2000, due to the combined effect of the following:
- the recording in 2001 of euro 431 million in non-recurrent income;
- the loss of euro 108 million relating to Elettrogen's margin (equal to the margin reached by the same in the last quarter of 2000), following the sale of the company in September;
- the negative impact resulting from the reduction in the tariff component and lower volumes generated, net of the benefits deriving from better fuel management (more favorable breakdown and average unit increase in the share reimbursed) and of the portion of "hydroelectric surcharge" withheld. All these factors reduced the operating margin by about euro 280 million.

Operating income increased by euro 155 million (up 6.6%) from euro 2,354 million in 2000 to euro 2,509 million. The stronger increase (euro 109 million) over the growth registered by gross operating margin is due almost entirely to the euro 117 million stranded cost accrual carried out in 2000.

Generation plants

Capital expenditure

In millions of euro	2001	2000	2001-2000	
Thermal plants	549	379	170	44.9%
Hydroelectric plants	136	126	10	7.9%
Geothermal plants	80	58	22	37.9%
Plants using alternative sources	63	7	56	
TOTAL	828	570	258	45.3%

The remarkable increase in capital expenditure was represented by the start of the work for the conversion of part of the thermal plants to combined-cycle turbogas technology, as well as the construction by CHI Energy of wind and biomass plants in the United States.
The conversion to combined-cycle technology related mainly to the La Casella, Porto Corsini, Priolo Gargallo and Pietrafitta plants owned by Enel Produzione, in addition to the Sermide and Chivasso plants owned by Eurogen.

Net efficient generation capacity

MW	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000	
Thermal	34,327	38,838	(4,511)	-11.6%
Hydroelectric	15,422	17,145	(1,723)	-10.0%
Geothermal	540	595	(55)	-9.2%
Wind and photovoltaic	159	31	128	-
TOTAL	50,448	56,609	(6,161)	-10.9%

The reduction in the total net efficient generation capacity, equal to 6,161 MW, is due to a 6,377 MW decrease relating to Italian plants and a 216 MW increase in the American continent, mainly as a result of the sale of Elettrogen and hydroelectric plants located in the Valle d'Aosta Region, and the acquisition of EGI and CHI Energy's capital expenditure.

Net efficient generation capacity by company

MW	Enel Produzione	Eurogen	Interpower	Enel Green Power	CHI Energy	EGI	At Dec. 31, 2001
Thermal	25,537	6,242	2,548	-	-	-	34,327
Hydroelectric	12,851	766	63	1,381	241	120	15,422
Geothermal	-	-	-	540	-	-	540
Wind and photovoltaic	-	-	-	43	92	24	159
TOTAL	38,388	7,008	2,611	1,964	333	144	50,448

At the end of 2001 Enel Group's net efficient generation capacity installed was equal to 49,971 MW in Italy, and 477 MW in the American continent.

FUEL TRADING

To maintain continuity of information supplied in the year, results of fuel trading activities are included under Other activities. Fuel trading is, however, an integral part of the energy sector, providing a service to gas production and sale activities, enabling them to achieve a higher level of operating efficiency.
Enel.FTL manages all Enel Group fuel purchases, exploiting the resulting economies of scale deriving from centralization. The company is moreover active in the trading of energy products on the domestic and international market, offering shipping and logistic services to customers outside the Group.
Enel.FTL concentrates experience and know-how acquired by Enel over decades of activity as one of the largest purchasers of fuel on the world market, with annual purchases of over 30 million tons of oil equivalent. Enel.FTL also manages risks deriving from fluctuations in energy product prices to which the Enel Group is exposed, trading actively in the derivatives market in the context of the Group's currency and commodity risk hedging policies.

Acquisitions and partnerships

In April 2001, moreover, Enel.FTL signed an agreement with other operators in the coal sector for the start of operations of Global Coal Ltd., a company created to develop e-commerce activities in the international coal market. Global Coal, in which Enel.FTL holds a 5.5% share, offers on-line trading on its portal, aimed at becoming the reference marketplace at the international level.
In order to strengthen its presence in the coal market, in June 2001 Enel.FTL acquired Pragma Energy SA (formerly Masefield Coal), a company active internationally in coal trading, with a turnover of about euro 150 million. The company controls 100% of British company Pragma Energy Services Ltd. and the usufruct on 60% of the capital stock of Colombian company Carbones Colombianos del Cerrejon SA, concessionaire of a coal mine in Colombia, representing a vertical integration and resulting in a source of reliable and economic supplies.
In the gas sector, Enel.FTL signed a letter of intent with Spanish company Gas Natural Trading providing for cooperation between the two companies and the development of new business opportunities in the sector, with particular reference to procurement, logistics and trading of LNG.
In the liquid fuels sector, an agreement was signed with Maxcom Petroli, a Fintermica Group company, for the trading, starting in 2002, of oil products in the domestic market.
In 2001, the company renegotiated the contract for the supply of gas from Nigeria resulting in savings of about euro 18 million per year up to 2004.

Results of operations

Following the start of operations in June 2000, the current year represents the first in which Enel.FTL is fully operational. Fuel trading activities are carried out through direct purchases and sales, and the management of fuel supply contracts previously managed by Enel – still in the Parent Company's name – to be transferred to Enel.FTL.
Revenues for the year amounted to euro 3,495 million, of which euro 2,739 million from Group companies, and euro 756 million from other customers. Fuel supplied to Group companies amounted to 29.3 million tons of oil equivalent, while volumes traded with third parties amounted to about 2.4 million tons of liquid fuels, 1.8 million tons of coal, 1.9 million tons of freight and 817 million cubic meters of gas. Trading with other customers was carried out mainly on international markets.
Operating costs amounted to euro 3,429 million, represented almost entirely by

fuel purchases. Gross operating margin was equal to euro 66 million, while operating income amounted to euro 63 million.

Trading with third parties generated a gross operating margin equal to about euro 30 million.

In the previous year the company was in its startup phase and was fully operational only in the last seven months, reporting revenues amounting to euro 1,454 million and a gross operating margin of euro 27 million.

TRANSMISSION

Terna is the owner of the national distribution network and is responsible within the Group for the management, maintenance and development of the network, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the national transmission network. Activities carried out by the ISO and Terna will be regulated by an agreement, to be concluded between the parties, based on the General Convention provided for by a Decree issued by the Ministry of Industry on December 22, 2000.
In 2001 the ISO remunerates Terna according to the value of specific parameters defined by Authority's resolution no. 304/01 issued in 2001.

In 2001 the Group, in line with its international strategy, started the construction of a 1,100 kilometers super high-voltage power line in Brazil, to be managed in concession for 30 years by TSN, a subsidiary of Enelpower. Total investment amounts to about euro 310 million, while construction will be carried out by Enelpower do Brasil, also a subsidiary of Enelpower. On March 7, 2002, Enelpower signed an agreement for the construction and subsequent management – through a 30-year concession – of another stretch of the power line of about 1,300 kilometers in length, linking Northern and Southern Brazil. The project is worth about euro 400 million, 70% of which will be financed through project financing organized by a local bank.

In 2001 activities relating to the maintenance and construction of high-voltage lines were developed further. New opportunities in unregulated markets were exploited, offering specialized services both within and outside the Group. From 2001, Terna became in charge of the maintenance of the whole high-voltage network owned by Enel Distribuzione, after acquiring the related maintenance business from the same.

In millions of euro	2001	2000	2001-2000	
Revenues	793	771	22	2.9%
Operating costs	313	299	14	4.7%
Gross operating margin	*480*	*472*	*8*	*1.7%*
Depreciation and accruals	251	234	17	7.3%
Operating income	**229**	**237**	**(8)**	**-3.4%**
Net capital employed	**3,330**	**3,212**	**118**	**3.7%**

Revenues increased by euro 22 million, due primarily to diversified activities. Fees for the access to the national transmission network remained stable at euro 709 million.
Operating costs grew by euro 14 million as a result of increased scope of activities benefiting from streamlining and savings on raw material purchases amounting to euro 7 million.
Gross operating margin amounted to euro 480 million, up 2%.
Depreciation and accruals increased by euro 17 million due primarily to new plants and equipment coming into operation in 2001 (among which a portion of the Italy – Greece power line) and higher accruals to the provision for risks and charges. As a result, operating income declines slightly from euro 237 million in 2000 to euro 229 million in the current year.

Network

In 2001 Group capital expenditure on transmission lines and transformer stations amounted to euro 258 million, of which euro 168 million in Italy and

euro 90 million relating to the project carried out in Brazil. In 2000 capital expenditure was concentrated entirely in Italy and amounted to euro 190 million.
The reduction in capital expenditure in Italy is due to the completion of important projects, among which the power line linking Italy and Greece and the new SCTI integrated control system. The first project, resulting in a total expenditure of euro 339 million, of which 40% financed by the European Union, started provisional operation in December 2001.

Terna's network

	no.	km	no.	km
	At Dec. 31, 2001		At Dec. 31, 2000	
Stations	268	-	261	-
Transformers	550	-	548	-
Bays	3,649	-	3,588	-
Lines	-	33,580	-	33,626
Three-phase lines	1,786	37,218	1,755	37,216

The increase in the number of stations reflects the growth in the number of delivery points for free market customers and connections to other producers, while the increase in the number of three-phase lines represents the difference between new lines and the suppression of obsolete ones.
Terna's network hosts a 9,160 kilometers-long fiber-optic telecommunications network owned by Enel.it and used by WIND, whose maintenance is carried out by Terna.

DISTRIBUTION AND SALE OF ELECTRICITY

The distribution and sale of electricity in the regulated market in Italy is carried out by Enel Distribuzione and Deval, while electricity sales on the free market are managed by Enel Trade. Deval received on June 1, 2001 the conferral of distribution and sale of electricity in the regulated market activities in the Valle d'Aosta Region. The same business had been spun-off by Enel Distribuzione and conferred to Valdis in 2000. FinAosta, a finance company of the Valle d'Aosta Region, controls a 49% share in Deval.

Changes in the operating structure

In 2001, Enel Distribuzione concluded the sale of distribution and sale of electricity activities for the municipalities of Rome and Turin, as provided by the Bersani Decree in the context of the streamlining of distribution networks. The first sale, relating to the Rome and Formello municipalities, became effective July 1, 2001, and resulted in the transfer to ACEA of about 710,000 customers, representing an annual electricity consumption of about 4,300 million kWh. The price paid for the networks was euro 568 million.

The sale of the Turin distribution network was concluded on December 31, 2001 for euro 248 million. The network sold to AEM Turin includes about 293,000 customers representing an annual electricity consumption of about 1,700 million kWh.

In 2001, agreements for the sale on the part of Enel Distribuzione of distribution networks were concluded in 18 minor municipal areas, in addition to 39 purchase transactions, also for minor networks.

With regards to other large urban areas, the arbitration procedure for the determination of the value of Milan's distribution network was concluded on March 31, 2001, with a majority arbitration panel valuation of euro 423.5 million, and a minority arbitration panel valuation indicating a price included between euro 516 and 671 million. Enel appealed the decision at the Milan Court, deeming the value of the network assessed erroneous and manifestly unfair, requesting a reassessment of the same. The case is still pending, while Enel and AEM Milano, in an attempt to avoid a long and expensive litigation, started negotiations to reach an out-of-court settlement.

Arbitration procedures for the sale to AGSM Verona of the distribution network for the municipality of Verona, Grezzana and other minor centers, are still underway.

Enel initiated over twelve months ago formal contacts with the Trento and Bolzano Provinces leading to the sale of distribution networks in the respective territories, pursuant to Presidential Decree no. 235/77 providing for the sale of distribution networks in the respective territories, according to terms and conditions to be negotiated by the parties.

The Decree lacks interpretation clarity with regards both to the value and perimeter of assets to be sold, representing a strong limitation on the part of local authorities to the reaching of an agreement, as proposed by Enel on numerous occasions.

With regards to the Bolzano Province, negotiations were to the present date subject to the acquisition, on the part of the Province, of Enel Produzione hydroelectric plants located on the same territory.

The Trento Province, on the contrary, along a similar project providing for the sale of Enel Produzione hydroelectric plants located in the Province, has already issued in 2001 a number of norms relating to the start of electricity distribution activities. After long negotiations lasting through 2001 and a number of formal proposals made by Enel, the Province has not overcome formal problems resulting from the regulatory vacuum, and has thus been unable to agree with Enel on the terms and conditions for the transfer of the networks. In both cases, Enel has formally represented in various occasions the need to start the procedure to finalize the transfer of the networks.

Results of operations – regulated market

In millions of euro	2001	2000	2001-2000	
Revenues	19,673	12,648	7,025	55.5%
Operating costs	16,607	9,415	7,192	76.4%
Gross operating margin	*3,066*	*3,233*	*(167)*	*-5.2%*
Depreciation and accruals	1,630	1,809	(179)	-9.9%
Operating income	1,436	1,424	12	0.9%
Net capital employed	9,192	7,406	1,786	24.1%

Financial data above relates to Enel Distribuzione, Valdis and Deval, each for the respective period of activity.

The strong increase in revenues and operating costs is due primarily to new tariffs for the sector according to which, starting on January 1, 2001, the purchase price of energy and tariffs for the sale to the regulated market include also the share aimed at covering fuel costs, previously paid to generation companies by the Electricity Equalization Fund. The corresponding share in the price paid by regulated market customers did not in the past transit through Enel Distribuzione's income statement, representing only a debit item with the Electricity Equalization Fund.
With the aim of providing comparable electricity sales revenues for the two years, in the table that follows the tariff component covering variable production costs, representing the different element from the previous tariff system, has been reported separately for 2001.

Electricity sales - regulated market

	In millions of euro	In millions of kWh	c€/kWh	In millions of euro	In millions of kWh	c€/kWh	In millions of kWh
	2001			2000			2001-2000
High-voltage	405	20,229	2.00	530	27,206	1.95	-25.6%
Medium-voltage	1,909	53,989	3.54	2,853	70,612	4.04	-23.5%
Low-voltage	7,187	104,830	6.86	8,123	103,249	7.87	1.5%
	9,501	179,048	5.31	11,506	201,067	5.72	-11.0%
Variable cost share	8,869						
TOTAL	18,370	179,048		11,506	201,067		

In 2001 the migration of eligible customers from the regulated to the free market continued. As a result, quantities sold by the Enel Group to regulated market customers declined by 22,019 million kWh (down 11.0%).
The Enel Group remains however the main protagonist in the free market, with Enel Trade as the leader in sales, holding a 37% market share, and Enel Distribuzione whose network transported in 2001 about 77.2 billion kWh of electricity aimed at eligible customers (up 32 billion kWh on 2000). Transport services supplied to the free market alongside with traditional electricity sales represent a characteristic element of Enel Distribuzione's activity, allowing the company to exploit in full its know-how and infrastructures.

Revenues from the sale of electricity reported in 2001 by Enel Distribuzione, Valdis and Deval (operating exclusively in the Valle d'Aosta Region) are equal to euro 18,370 million. Of these, euro 8,869 million represent the new component aimed at covering variable production costs, and euro 9,501 million the share in line with revenues for 2000. Including only this last component, the decline in revenues is equal to 17.4%, against a reduction in quantities sold of 11.0%.

Average unit revenues declined overall by 7.2%, decreasing from €c 5.72 in 2000, to €c 5.31 in 2001. The decline is due to lower tariffs following the introduction of the price-cap (down 1.9%), and the reduction of about €c 0.52 per kWh in the share aimed at remunerating fixed production costs, partly offset by the shift in the sales mix towards low-voltage, characterized by higher unit revenues, and the application of the "gradual" adjustment mechanism through which the Authority introduced the transition towards the new tariff system.
The breakdown by voltage of quantities sold shows a decline in high-voltage sales (down 25.6%), and of medium-voltage sales (down 23.5%) due to the opening up of the market. Low-voltage sales increased instead by 1.5%.
The decline in revenues, net of the share aimed at covering variable production costs, involved to different extents all segments:

- revenues from high-voltage sales decline by 23.6% over 2000, due to the mentioned contraction of quantities sold (down 25.6%), partly offset by a small increase in the average unit price (up 2.6%), affected by the "gradual" adjustment mechanism;
- revenues from medium-voltage sales decrease by 33.1%, due to lower quantities sold (down 23.5%) and the decrease in the average unit price (down 12.4%). The latter was affected also by the application of new tariff plans and the shift in the customer mix resulting from the opening up of the market and the sale of some metropolitan distribution networks;
- revenues from low-voltage sales, despite a 1.5% increase in quantities sold, decreased by 11.5% due to a reduction in the average unit price (down 12.8%), in line with that registered by medium-voltage electricity.

Other revenues, represented by electricity transport fees, connection fees, reimbursements for damages to equipment, sale of sundry materials, capital contributions, etc., increase by euro 161 million from euro 1,142 million in 2000, to euro 1,303 million in 2001. The change is due to euro 251 million in higher electricity transport fees, offset in part by an euro 41 million decline in connection fees, euro 33 million in lower costs charged to customers, and euro 16 million in lower sundry revenues. The first are due to lower demand for energy supply increases, while the reduction in costs charged to customers is due to the application of new norms regulating collection costs introduced by Authority Regulation no. 202/99.

Operating costs increase by euro 7,192 million. Higher energy purchase costs induced by the mentioned changes introduced in the tariff system, net of the decreases due to lower quantities acquired and the related lower transport costs, amount to euro 7,197 million. Other cost items are unchanged, while registering a reduction in labor costs (down euro 104 million, 5.1%) due mainly to a reduction in personnel, offset by the increase in services received from Group companies, amounting to about euro 50 million, and the euro 20 million contribution due as part of the service continuity penalty and prize system and to extraordinary losses, accounting for the balance.

Gross operating margin decreases from euro 3,233 million in 2000 to euro 3,066 million (down euro 167 million, 5.2%), of which euro 90 million due to the reduction of revenues other than electricity sales and transport, and the balance to the impact of the opening up of the market, in terms of lower volumes and tariff reductions, net of higher revenues from the transport of electricity on the free market.

Operating income improves by euro 12 million (up 0.9%), due to lower depreciation and accruals (down euro 179 million). The reduction in depreciation charges is due to lower capital expenditure starting with 1997 thanks to the reduction in the cost of materials purchased and construction efficiency improvements.

Results of operations - free market

The growth of the free electricity market continued in 2001 with the formation of consortia of consumers aiming at exploiting better economic conditions. At the end of the year, sites registered as "eligible" with the Authority for Electricity and Gas were 9,375 (7,915 relating to consortia), representing an annual potential consumption of about 104 billion kWh.

In 2000, the Authority for Electricity and Gas issued a number of regulations that have resulted in deep changes in the domestic electricity market, attributing from January 2001 – breaking from past practice – some energy sources to the free and the regulated market. Resolution 223 dated December 2000, imposed the input on the free market of the so-called "CIP/6" energy through competitive auctions held by the ISO.

Moreover, imported energy, which was formally to be sold on the domestic market through competitive auctions already since the past year, evolved in 2001 towards a pro-quota assignment system in which energy is awarded according to import capacity to all applicants, introducing a limit per operator and allowing the subsequent trading among operators and free market customers of pre-set quantities.

The size of the actual free market in 2001, net of producers' own consumption, amounted to about 74 billion kWh.

In this context, in 2001 Enel Trade supplied electricity to 3,329 sites, 2,364 of which belonging to consortia, for a total sales volume of 26,909 million kWh, holding its leadership position with a share of about 37% in the actual market (representing a 30% share gross of producers' own consumption). Enel Trade served, in addition to the traditional high- and medium-voltage segments, also the first eligible customers using low-voltage electricity.

In the last part of 2001, Enel Trade began trading energy internationally. In September the company acquired capacity on the French market, to be subsequently either imported or sold internationally. The company started thus trading with French operators, setting the basis for trading in 2002 on the Frankfurt and Paris exchanges.

As indicated in the section dedicated to gas, at the beginning of 2001 Enel Trade started trading on the free market for gas, beginning sales to eligible customers and widening its product range through the structuring of integrated offers, both through its Account Managers and the Internet.

Financial data – free market

In millions of euro	2001	2000	2001-2000	
Revenues	1,956	1,255	701	55.9%
Operating costs	1,897	1,189	708	59.5%
Gross operating margin	*59*	*66*	*(7)*	*-10.6%*
Depreciation and accruals	2	2	-	-
Operating income	57	64	(7)	-11.0%

Electricity sales – free market

	In millions of euro	In millions of kWh	c€/kWh	In millions of euro	In millions of kWh	c€/kWh	In millions of kWh
		2001			2000		2001-2000
High-voltage	1,071	16,692	6.42	880	16,106	5.46	3.6%
Medium-voltage	869	10,141	8.57	372	4,860	7.65	108.7%
Low-voltage	7	76	9.83	-	-	-	-
TOTAL	1,947	26,909	7.24	1,252	20,966	5.97	28.3%

Quantities sold increased overall by 5,943 million kWh (up 28.3%), almost entirely concentrated on medium-voltage due to the coming into the free market of numerous customers united in consortia. The lower increase in high-voltage sales is due also to purchases made by a number of customers directly at the auctions held by the ISO.

Revenues from the sale of electricity (representing nearly all of Enel Trade's revenues in the electricity sector) increase by euro 695 million (up 55.5%) due to higher quantities sold, the growth in unit revenues (up 21.3% on the average) and a concentration of sales on medium-voltage electricity that commands higher sale prices. The increase in sale prices was due to the growth in variable production cost parameters to which these are correlated.

The increase in **operating costs**, represented primarily by energy purchases and transport fees paid, was equal to euro 708 million (up 59.5%).

Gross operating margin is equal to euro 59 million, in line with 2000 (euro 66 million). The increase in volumes did not result in a growth in margins due primarily to competitive pressures reflected in sales prices.

Operating income similarly increases from euro 64 million in 2000, to euro 57 million in 2001.

In March 2002 the Authority for Competition and the Market opened an enquiry on the alleged abusive behavior of the Parent Company and Enel Trade with regards to a number of clauses contained in contracts between the latter company and its customers that appear to be in violation of regulations regarding free competition. The enquiry will be concluded by February 15, 2003.

Distribution network

In 2001, Enel Distribuzione devoted strong efforts to its distribution networks with the aim of improving its quality standards in accordance with Authority guidelines, whose objective is that of bringing the electricity service in Italy up to the best European standards, reducing at the same time quality differences among the different geographical areas. With the aim of providing an incentive for improvements above trends set, the Authority introduced moreover a system of prizes and penalties borne by companies, based on the performance achieved each year.

The indicator used to measure the quality of the electricity service is the average cumulative duration of interruptions per low-voltage customer, calculated for each area (defined according to the concentration of customers in three bands: high, medium and low concentration), in each of the about 100 Italian Provinces.

Conforming to the requests of the Authority, in 2001 Enel Distribuzione devoted a strong effort to the upgrade of its data collection systems in line with new regulations, to improve their accuracy and quality, allowing it to achieve a level of continuity of service in line with standards set.

The program to be implemented in the high-, medium- and low-voltage networks launched in 2000, has been planned over several years and keeps into account the current state of the electricity service that varies widely, with Northern Regions enjoying good quality levels and Southern Regions where service quality is lower. Based on this, expected financial requirements for investments specifically dedicated to the continuity of service for the next five years have been budgeted.

Capital expenditure on electricity distribution networks

In millions of euro	2001	2000	2001-2000	
High-voltage	184	210	(26)	-12.4%
Medium-voltage	692	645	47	7.3%
Low-voltage	463	503	(40)	-8.0%
TOTAL	1,339	1,358	(19)	-1.4%

Capital expenditure on distribution networks is in line with 2000 due also to the sale of metropolitan distribution networks and lower demand for new power. Construction benefited also from savings achieved from higher efficiency in the use of resources.

Distribution lines

	km	no.	km	no.	km	no.
	At Dec. 31, 2001		At Dec. 31, 2000		2001-2000	
High-voltage lines	20,154	-	20,403	-	(249)	-
Primary cabins	-	1,919	-	1,924	-	(5)
Medium-voltage lines	331,181	-	331,793	-	(612)	-
Secondary cabins	-	405,372	-	407,798	-	(2,426)
Low-voltage lines	708,905	-	710,683	-	(1,778)	-

The reduction is due to the balance between new equipment and divestments made in the year.

Digital meter project

As known, Enel Distribuzione launched in 1999 a project for the design and manufacturing of a new digital meter with which to replace about 30 million analog meters currently in use by customers.
The project, making Enel Distribuzione one of the most advanced companies at the international level, was implemented starting in July 2001 in the Pisa test area and is expected to be concluded by 2004.
In 2001, about 150,000 digital meters were installed with success in about 46 areas located in 7 Regional Departments. The intensive installation phase, in which about one million meters per month will be installed, is expected to start in September 2002.
The commitment will result in the development of a "Telemanager", an integrated measuring, communications and energy supply management system made up by meters and other interconnected digital equipment that use low-voltage electricity lines to transmit data. The new system will allow to supply, in addition to the standard metering service, also a more evolved metering system, allowing to offer highly personalized tariff plans according to customers' consumption patterns (multi-band tariffs, etc.).
The "Telemanager" will provide a number of advantages. The digital meter provides in fact easy readings to the customer and supplies information on consumption in a clear and directly verifiable manner. The system is integrated with the Contact Center allowing to carry out from a remote location a number of operations relating to the supply contract, such as transfers and increases in the power supplied, reducing waiting time and improving operating efficiency. The digital meter is also able to provide self-diagnostics, allowing the automatic reporting of malfunction or tampering, as well as the timely detection of interruptions of supply, providing better service quality.

The "Telemanager" will require an investment of about euro 2 billion, and will result in a significant reduction in operating costs and the easier detection of irregular consumptions and frauds in the areas where such phenomena are more frequent.
Enel Distribuzione will be in charge of the design of the equipment, while coordinating the activities of other Group companies participating in the project, assigning a primary role also to other Group companies such as Enel.si, Sei, CESI, Enel.it, and WIND.

DISTRIBUTION AND SALE OF GAS

To maintain continuity of information supplied in the year, results of gas distribution and sale activities are included under Other activities. Gas distribution operations are however part of the Electricity Distribution Area, with which it shares synergic activities.

Enel Group gas distribution and sale activities started in 2000 with the acquisition of the Colombo Gas Group, a company serving 96,000 customers and distributing about 270 million cubic meters of gas annually.

In 2001 Enel strengthened its presence in the sector through the acquisition of a considerable number of local distributors (Brianza Gas, Erogasud, Sicim Services, Edilgeo, Comedigas Metanifera Verbanese, Metan Sud Gas, Sogegas, Impregest, SGM, Agas, Adim Mileo, Avisio Energia, Sacem, Vampa Gas, Cosid, SCC), with a total investment of about euro 480 million. The Marcotti Group, consisting of companies Gead, Geico, Adda Gas, Coregas, Arda Gas and Gasdotti Comunali, was acquired in the first months of 2002. Following these acquisitions, the total number of customers served reached 678,000, representing an annual distribution potential of 1,287 million cubic meters of gas.

In 2001 Enel Trade began operating on the free market for gas, with the aim of developing the distribution of electricity and gas jointly, and to achieve in the medium term a significant position in a market that – as the electricity market – is opening up and shows good prospects.

The acquisition of the Camuzzi Group currently underway, as described below, represents a turning point in the strategy followed by the Enel Group in the sector.

Acquisition of the Camuzzi Group

On October 16, 2001 Enel acquired from Mill Hill Investment N.V. a 40% share in Camuzzi Gazometri for euro 434 million, with an option to acquire the remaining 60% by 2002. Through a subsequent agreement, signed on March 4, 2002, Enel increased its share to 98.58%, with an investment of euro 1,043 million. Activities of the Camuzzi Group in Argentina, Piacenza FC, publishing and telecommunications activities in addition to real estate property belonging to the group are excluded from the sale and remain the property of Mill Hill.

The operation is expected to be concluded by May, 2002 following the approval of competent Authorities.

Thanks to this operation Enel consolidates its position, becoming the second largest operator in the domestic gas distribution market with 1.7 million customers and a distribution capacity of more than 3 billion cubic meters. In addition Enel becomes the second operator in the waste management sector (collection, treatment and disposal of solid urban and industrial waste), handling about 140,000 tons of waste, serving a population of 1.7 million in 375 municipalities.

Sector reorganization

In 2001, gas distribution and sale activities of the Enel Group were reorganized in line with provisions of Legislative Decree 164/2000, progressively concentrating activities in Enel Distribuzione Gas. The reorganization was carried out in three phases:

- transformation of Comedigas Metanifera Verbanese into Enel Distribuzione Gas;
- transfer from Enel to Enel Distribuzione Gas of all holdings in gas distribution companies acquired in the first half of 2001;
- merger of transferred companies into Enel Distribuzione Gas, carried out in October 2001 and effective for accounting and tax purposes January 1, 2001.

On January 1, 2002 Enel Distribuzione Gas spun off its gas sale activities into Enel Vendita Gas, in line with the separation of the two activities approved at the time of the above described merger.
The operating integration between the two companies that has already taken place will produce significant synergies resulting in economic benefits.

Results of operations

The financial performance for 2001 may not be compared with that for the previous year, in which it included only financial data for the Colombo Gas Group.
Revenues of gas distribution companies in 2001 amounted to euro 366 million, of which euro 351 million from the sale of gas, and the balance due to contributions and other income. In addition to these, Enel Trade reported revenues amounting to euro 72 million.
Gas distributed in 2001 by gas distribution companies amounted to 1,095 million cubic meters, of which 876 million cubic meters to customers in the regulated market, and 219 million cubic meters to eligible customers. Enel Trade's sales amounted to 336 million cubic meters.
Gross operating margin, including the contribution of Enel Trade, was equal to euro 48 million. Operating income (before the amortization of consolidation differences) amounted to euro 11 million. Including the amortization of consolidation differences, amounting to euro 6 million, operating income for the sector amounts to euro 5 million.

TELECOMMUNICATIONS

The Enel Group is present in the fixed and mobile phone telecommunications sectors through WIND Telecomunicazioni and Infostrada (acquired in March 2001), and in the Internet services sector through ITnet and Italia On Line.
ITnet is an Internet services provider, offering prevalently Internet connection and value added services. Italia On Line manages a major Italian Internet portal aimed at households, through which it provides a wide range of services and rich multimedia content.
The Group offers private customers its services through a multi-channel distribution network that includes directly owned and franchise outlets managed by subsidiary Mondo Wind.

2001 represented a turning point for Enel's consolidation in the domestic telecommunications sector, achieved thanks to the acquisition of Infostrada, an increase in volumes, the improvement of margins and the development of the network. The integration of Infostrada, starting in the second half of the year, is the first step towards the creation of a concrete alternative to Telecom Italia and a large operator at the European level.

Infostrada's acquisition and merger

On March 29, 2001 Enel, through Enel Investment Holding BV (a wholly-owned Enel Dutch subsidiary), acquired from Mannesmann Investment BV (a Vodafone Group company) 100% of Infostrada's capital stock for euro 7,250 million, paid in full at the same date. In addition to the purchase price, Enel Investment Holding BV reimbursed Vodafone euro 821 million relating to financing extended to Infostrada, together with euro 132 million forfeited by Vodafone in favor of Infostrada pursuant to the sale contract. The acquisition includes also accessory charges amounting to euro 372 million relating to both the price-adjustment mechanism provided for in the preliminary sale agreement signed on October 11, 2000, and additional and implementation agreements replacing pre-existing incentive and stock option plans, underwritten following the sale of the company. The Authority for Competition and the Market withheld its approval of the purchase subject to the sale on the part of Enel of an additional 5,500 MW of production capacity. Enel appealed such ruling against the Lazio Regional Administrative Court that granted Enel's requests with its pronouncement dated November 14, 2001. The Authority for Competition and the Market announced its intention to appeal to the State Council.
Effective August 1, 2001, the whole capital stock of Infostrada was conferred by Enel Investment Holding BV to WIND against the transfer of shares resulting from a capital increase reserved to the conferring company. After the operation, Enel Group holds 73.425% of WIND's capital stock divided between Enel Investment Holding BV (38.725%) and Enel SpA (34.7%). On December 18, 2001, Infostrada and WIND stipulated a merger deed to become effective January 1, 2002.
The merger between the companies was accompanied by the introduction of a number of measures aimed at achieving a rapid operational, commercial and organizational integration between the two companies, as described below:

- the integration between direct and indirect sales channels of the two companies necessary for the start of joint promotion of WIND's mobile services to Infostrada customers and that of Infostrada's services to WIND's customers, was completed in October. Since the acquisition a strong effort was devoted to the integration of the two companies' offer of services with the aim of creating an integrated product range, avoiding duplication and improving the structure of the offer of products in all segments;

- measures to integrate the two networks are underway. Efforts will concentrate on access networks and the backbone structure, in addition to the database of the respective companies;
- the merged companies are studying measures to unify invoicing procedures for consumers and small businesses, in addition to the migration towards WIND's platform of all Infostrada's corporate customers and services;
- a single editorial plan for the Internet and multimedia sectors was devised, while the integration of the www.iol.it and www.inwind.it portals is underway;
- in the summer, WIND launched an institutional campaign based on the message "if you want, we can", aiming at increasing awareness of the creation of the "new WIND", while positioning it as a valid alternative to Telecom Italia throughout the spectrum of domestic telecommunications services. The Group positioned the WIND and Infostrada trademarks so as to cover all market segments, following the prevailing image of the two companies. The Infostrada trademark was used prevalently for the offer of fixed telephone and Internet services, while mobile and converging telephone services retained the WIND trademark.

Corporate development

In 2001, WIND and Public Power Corporation (PPC), the Greek electricity national utility, signed an agreement to offer wide band telecommunications services in Greece.
The new company will be able to exploit PPC's extensive power line grid on Greek territory and will own, once the work is completed, a 2,000 kilometer fiber optic backbone and 400 kilometers of urban telecommunications rings in 23 Greek cities.
In October 2001 WIND and Banca Sella signed an agreement allowing customers to access bank and financial instruments and services through mobile phones. The agreement led to the creation of the finance company Mobilmat in which WIND has a majority share, offering secure telephone and Internet payment services based on an integrated fixed and mobile telecommunications technology.

WIND and Infostrada in the domestic telecommunications sector

Mobile telephony

At December 31, 2001 domestic mobile telephone services had a customer base of about 51 million SIM cards, reaching about 90% of the population.
At such date, Telecom Italia Mobile had a market share equal to 46.6 %, Omnitel Vodafone a 34% share, WIND a 15.5% one (up from 12% at the end of 2000), and Blu a 3.9% share. WIND's customer base at the end of 2001 was equal to about 7.9 million SIM cards.
In 2001, WIND consolidated its leadership on the steady growth of the customer base with 33.6% of net acquisitions as compared with 24.3% of TIM, 26.8% of Omnitel Vodafone and 15.3% of Blu.

Fixed-line voice telephony

2001 was characterized by the start of carrier pre-selection service (CPS) affecting all production and sales decisions of the company. In the first half of the year the first products making the unbundling of the Local Loop (ULL) available to customers were launched.
In 2001 the leadership of WIND/Infostrada was confirmed with more than 2.1 million new lines, gross of disconnections, on the non-business segment and a

customer base of about 7 million customers at December 2001. At such date WIND/Infostrada had about 66% market share among the operators alternative to Telecom Italia, followed by Tele 2 with 18%, Tiscali with 11% and the remaining 5% divided among other minor operators.
The company focused on acquiring CPS customers by making changes to its sales policy by remunerating more in terms of commissions the acquisition of CPS customers, coupling it with a training and information effort. Such measures resulted in a strong relative increase of CPS customers on new customers, with a consequent improvement of average revenues per customer acquired.

Internet

With the acquisition of Infostrada, WIND consolidated its leadership in the acquisition of new registered customers, reaching a customer base of close to 9 million at the end of the year. The share of new customers acquired is equal to 34.9% for WIND/Infostrada, followed by TIN with 20.9%, Tiscali with 20.1%, Jumpy with 12%, Supereva with 6.4% and Genie with 5.7%. The leadership in net acquisitions was also confirmed with WIND/Infostrada at 43%, Tiscali at 20%, TIN at 12%, Jumpy at 11%, Supereva at 8% and Genie at 6%.
The most important initiative for the year is represented by the launch of Infostrada's ADSL service under the "libero ADSL" trademark, supported by a significant television campaign.

Corporate business

In 2001, WIND continued to develop the offer of services to corporate customers.
The range of services offered by the two companies was streamlined in line with a best-in-the-class survival strategy among products offered by WIND and Infostrada, choosing the best received and most consolidated product of each class.
In 2001, WIND started offering its GPRS mobile high-speed data transmission service. Such service allows to base Internet solutions (Internet Protocol) and to access the Internet through mobile telephones (Mobile Internet), in addition to allowing mobile phone users to access applications and services available on Corporate Networks (Mobile Office).
Among the most important projects in the Corporate Business segment for the year were:

- the completion of the land-based telecommunications network for the Italian Air Force, Army and Navy Commands;
- the supply, installation and management of all fixed and mobile telephony, Internet and multimedia support services for all participants in the G8 Summit held in Genoa in July 2001;
- the creation of a private virtual mobile network for the Italian Post Office;
- the supply of a private virtual mobile network and short messaging services for the Carabinieri Army Corps;
- the creation of a land-based contribution and high-capacity telecommunications network for Rai Way TV radio signals.

The company was also active in the installation of major infrastructure and data transmission networks for important customers such as the University of Florence, Banca Popolare di Lodi and Banca Popolare Pugliese, the Cremonini Group, the Granarolo Group, Unione Sarda, the DADA Group, Bormioli, Monte Paschi di Siena and the Schneider Group.

Development of infrastructure

In 2001 WIND and Infostrada's capital expenditure was equal to euro 1,185 million, growing by euro 249 million over the previous year. Major projects concluded in the year are described below.

WIND

Infrastructure and services provided by WIND are technologically advanced, allowing to offer integrated fixed, mobile and Internet services that are unique in Italy and among the first in the world.
At December 31, 2001, the core of WIND's telephone service network was made up by 47 mobile and 17 land-based telephone exchanges.
In 2001, the development of connections with Telecom Italia continued through the linking of WIND telephone exchanges with 530 Telecom Italia's urban telecommunications rings. The completion of such projects makes the fixed telephone service in carrier selection and pre-selection available to 100% of the population in all 231 Italian telephone districts, resulting in a reduction in connection costs.
With reference to the GSM/GPRS radio network, at December 31, 2001 a total of 5,655 base transmission stations (BTS) managed by 192 Controls were installed. The coverage offered through the radio mobile network is equal to 94% of the population and 73% of the territory.
In 2001 the installation of the GPRS (General Packet Radio Service) mobile network was concluded, while that of the UMTS network started.
In the year, the WAP (Wireless Application Protocol) platform was further developed to allow mobile telephone customers to access Internet services through their mobile phones.
Mobile telephone services outside Italy are supplied through international roaming agreements with 169 foreign mobile operators in 89 countries.
At December 31, 2001 WIND's transmission network (E-NET) extended for about 11,500 kilometers, linking all province capitals and the large majority of Italian cities.
In order to provide access, high capacity and performance to its voice, data and Internet service also at the local level, projects for the installation of metropolitan fiber optic networks were intensified, primarily in Rome, Milan, Turin, Genoa, Bologna, Florence, Naples and Palermo. The installation of about 830 kilometers of cable and fiber optic was completed and the whole infrastructure now extends for over 1,500 kilometers.

Infostrada

At December 31, 2001, the core of Infostrada's land-based telephone network was made up by 38 land-based telephone exchanges. Such infrastructure includes 32 local nodes, 4 transit nodes and 2 international gateways.
At December 31, 2001 the transmission backbone of Infostrada consisted of about 6,000 kilometers of fiber optic cables, including 74 transmission nodes and 114 local rings.
In 2001, the development of connections with Telecom Italia continued through the linking of Infostrada telephone exchanges with 600 Telecom Italia's urban telecommunications rings.
At December 31, 2001 the fiber optic metropolitan networks in major Italian cities were about 600 kilometers in length.

Results of operations

In millions of euro	2001	2000 restated	2001-2000	
Revenues	3,176	2,136	1,040	48.7%
Operating costs	3,148	2,663	485	18.2%
Gross operating margin	*28*	*(527)*	*555*	
Depreciations and accruals	845	525	320	61.0%
Operating income before amortization of consolidation differences	(817)	(1,052)	235	22.3%
Amortization of consolidation differences	420	401	19	4.7%
Operating income	(1,237)	(1,453)	216	14.9%
Net capital employed	13,148	11,993	1,155	9.6%

Financial data for 2001 relates to the operations of WIND and its subsidiaries for the whole year and to those of Infostrada (acquired on March 31, 2001) for the last three Quarters of 2001. Data includes the amortization of consolidation differences following the acquisition of Infostrada and of a 5.63% share in WIND (in July 2000, from Deutsche Telekom).
Such data is compared with those for the previous year on a restated basis that includes the acquisition of Infostrada. Consolidation differences are amortized over a period of 15 years in line with international practice.

Revenues register a strong growth, increasing from euro 2,136 million to euro 3,176 million (up euro 1,040 million, equal to 48.7%) helped by contributions from all segments of activity. The increase in **operating costs** is equal to euro 485 million (up 18.2%). The lower growth of costs was helped by the reduction in connection and roaming fees due to the development of the network. The roaming agreement with Telecom Italia Mobile was ended in the second half of 2001.

The **gross operating margin** amounts to euro 28 million as compared with negative euro 527 million in 2000, improving by euro 555 million.
The achievement of a positive operating income for 2001 is a clear sign of the company's hold in the market.

Operating income before amortization of consolidation differences increases by euro 235 million, though remaining negative by euro 817 million due to euro 320 million in higher depreciation and accruals resulting from strong capital expenditure in the development of the network.

Operating income for the sector, net of the amortization of consolidation differences, is negative by euro 1,237 million improving by euro 216 million over the previous year.

INFORMATION TECHNOLOGY AND E-BUSINESS

To maintain continuity of information supplied in the year, results of information technology and e-business activities are included under Other activities. To reflect operational synergies with the TMT segment, however, the current section is included after WIND.

Enel.it is the Group company in charge of activities in the *Information & Communication Technology* (ICT) sector, managing and developing the Enel Group's information technologies with the aim of optimizing costs and performances. In 2001, Enel.it devoted its efforts to the development of business areas such as consulting, integrated solutions and outsourcing.

Enel.it has 11,500 kilometers of proprietary fiber-optic networks, laid alongside Terna and Enel Distribuzione's power lines. The infrastructure is leased to WIND Telecomunicazioni and is used for the Group's telecommunications needs.

Main activities in 2001 were the following:

- in the context of the Enel Distribuzione' Contact Center project, the first seven regions became operational. This project was completed in February 2002, making assistance available to Enel Distribuzione's 27 million customers;
- the transition to euro of all Group information systems was carried out within the term set;
- the new version of the Enel portal offering, among other things, the possibility to pay electricity bills by credit card, in addition to an on-line counter for Enel Distribuzione's services, became operational. The Enel portal was judged by financial newspaper *Il Sole 24 Ore* the best portal in the "Energy, Water, Gas and Telecommunications" segment. Terna, Enel Green Power, Enel Produzione and Enelpower's portals were completed in cooperation with the Parent Company's e-Business Development Department;
- the implementation of the SAP system in the Generation sector was completed. At the same time, its implementation in the Distribution sector started, resulting in the delivery of the software to So.l.e. in January 2002;
- a contract for the delivery of electricity bills and commercial mail was signed with the Italian Post Office. Pursuant to the contract, Enel.it will print over 190 million documents for Enel Distribuzione, extending service to Acea Distribuzione and a number of Group companies, among which WIND and Infostrada. Enel.it was awarded a license as Electronic Hybrid Email Messaging operator, allowing it to offer to its customers the issue, transmission, printing, and delivery of any kind of correspondence, bearing the "Speedpost" trademark;
- Enel.it was authorized by the Ministry of Telecommunications to operate satellite communication services on the SkyPlex-Net Network. The company was thus able to offer Business Television, e-learning and e-health services. In such context, "Enel Web TV" was launched. The circuit offers a News program and important Group events, while a contract was signed with a major Italian banking group for the supply and installation of infrastructure and the supply of services for the development of programs;
- in the context of the "digital meter" project providing for the remote management of about 30 million electronic meters owned by Enel Distribuzione, about 1,600 palm-held computers to be used for the management of the meter replacement process and of commercial and technical operations (removing, transfer, disconnection, connection, etc.) were distributed to personnel;
- testing for the Power Line Communication project, entailing the use of low-voltage power lines for the transmission of data and voice, allowing users to receive telecommunication services through existing electrical equipment, continued with success.

Results of operations

Revenues for the year amounted to euro 452 million, of which euro 422 million from other Enel Group companies. They increase by euro 149 million (up 49.2%) over 2000 mainly due to higher revenues from customers outside the Group (increasing from euro 3 million to euro 30 million), and the growth in services supplied to other Group companies, as the delivery of electricity bills and commercial mail, software leasing and maintenance (mainly SAP).

Operating costs increase from euro 171 million to euro 257 million (up 50.3%), in line with the higher volume of services supplied to outside customers.

Gross operating margin amounted to euro 195 million, increasing by euro 63 million (up 47.7%) over 2000, due to stronger activity.

Operating income, affected by a strong increase in depreciation following the coming into operation of the above mentioned projects, was equal to euro 78 million, growing by euro 19 million (up 32.2) over 2000.

REAL ESTATE AND SERVICES

The Real estate sector includes Sei, owning the majority of the office space used by the Group, and Dalmazia Trieste that owns primarily residential buildings to be sold.
The main activity carried out by these companies is the management and development of real estate property. Sei is also active in the facility management sector (building maintenance, cleaning, catering, etc.), materials logistics and long-term vehicle leasing.
Such activities are carried out with the aim of ensuring the provision to Group companies of services in line with the highest market standards, devising the best strategies to win customers outside the Group, also through the creation of partnerships with major international operators.
To promote the sale of its real estate property on-line, Dalmazia Trieste created the Quick Casa site where potential customers can find information and pictures of real estate properties for sale. A Call Center is also operational, offering additional information on the buildings and developing the customer data base.

Joint venture

In 2001, partnerships with major international operators in the sector became operational. The two joint ventures resulted in the de-consolidation of assets amounting to euro 922 million.
Immobiliare Foro Bonaparte, a company in which Sei holds a 49% share, following the sale of a 51% share to American Continental Properties, and which received in 2000 and in the first Quarter of 2001 a number of buildings worth euro 545 million, began to develop them. A project for the spin-off of property into two subsidiaries, Porta Volta and Immobiliare Progetto Ostiense, controlled in the same proportion by the two partners, was approved in December 2001. Properties worth euro 28 million will be transferred by the first half of 2002.
Immobiliare Rio Nuovo – a company in which Sei holds a 49% share, following the sale of a 51% share to the Deutsche Bank Group – in 2001 received the conferral of buildings worth euro 377 million. Subsequently, due to diverging opinions on the strategy to be followed by the company, it was resolved to sell to the majority shareholder the share held by Sei. The transaction is expected to be concluded in the first half of 2002.

On September 16, 2001 the joint venture between Sei and Fidis (Fiat Group) in corporate vehicle fleet management became operational. Fidis has a 51% share in the new company, named Leasys, while Sei holds the remaining 49%. Leasys will supply long-term leasing of heavy and light vehicles, in addition to the management of motor vehicle fleets in Italy. Sei transferred to Leasys its Rental Business, made up by a motor vehicle fleet worth euro 126 million, goodwill on contracts worth euro 83 million and financial debt amounting to euro 100 million. The operation generated a capital gain of euro 87 million. At the same time, Fidis transferred to the partnership its "Savarent" business, made up of motor vehicles worth euro 197 million, goodwill relating to contracts amounting to euro 181 million and financial debt totaling euro 167 million. In order to reach a 49% share, Sei acquired from Fidis additional shares worth euro 48 million.

Results of operations

Revenues amounted to euro 559 million, as compared with euro 620 million in 2000. The euro 61 million decline in revenues (down 9.8%) can be attributed to the mentioned transfer of assets to the affiliated companies.

Revenues from other Enel Group companies amounted to euro 505 million and relate to the leasing of buildings and motor vehicles, building management services, catering and materials logistics. Operating costs register a lower decline, decreasing from euro 422 million to euro 419 million, due to the fact that lower revenues are due to lower real estate rentals that do not affect costs. Operating costs were also affected in 2001 by the euro 16 million write-down in the value of civil buildings to be sold carried out by Dalmazia Trieste due to the loss in value registered by a number of assets as a result of natural calamities in the year (floods and slides).
Gross operating margin amounted to euro 140 million, as compared with euro 198 million in 2000, whereas operating income decreased by euro 52 million, from euro 93 million in 2000 to euro 41 million in 2001.

ENGINEERING AND CONTRACTING

Enel's Engineering and Contracting sector is made up by Enelpower and its subsidiaries Enelpower UK, Enelpower Development and Contractor Saudi Arabia and Enelpower do Brasil. In the context of the streamlining of Group activities, Enelpower received from Enel.Hydro the Engineering and Contracting unit active in the hydroelectric sector effective January 1, 2001.

Enelpower concentrated its interest in Europe, South America, the Middle East and Africa and in 2001 was active in projects and construction of industrial electric plants. The company aimed at developing projects:

- as a worldwide Developer, organizing the financing, construction and management of complex energy systems, in which Enelpower is sometimes directly involved as an investor in Italy and abroad;
- as EPC General Contractor for the construction of turn-key complex energy systems, both on behalf of Enel Group companies and outside customers through international bidding in Italy and abroad.

Enelpower and subsidiaries backlog

In millions of euro	Group companies	Others	Total
Backlog at January 1, 2001	908	657	1,565
2001 orders	1,410	1,186	2,596
2001 revenues	593	503	1,096
Backlog at December 31, 2001	1,725	1,340	3,065

Main orders acquired in 2001 in the different areas are the following:

Italy

- AEM Milano awarded an order for the second stage of work to be carried out at the Cassano plant involving the installation of 370 MW of generation power, for an amount over euro 90 million;
- an order was acquired from ASM Brescia for the conversion of a power plant to combined-cycle technology (370 MW, worth about euro 127 million);
- a contract for the conversion to combined-cycle technology of Sections 1 and 2 of the Priolo thermal plant (740 MW) was signed with Enel Produzione;
- contracts for the conversion to combined-cycle technology of Sections 1, 3 and 4 of the Sermide (1,140 MW) and Chivasso plants (1,140 MW) were signed with Eurogen;
- contracts for the conversion to combined-cycle technology of Sections 1, 2 and 3 of the Ostiglia (1,140 MW) power station and for the construction of a pipeline at the Fiume Santo plant were concluded with Elettrogen.

Middle East

- orders for the construction of a power plant at Ras Laffan, Qatar (740 MW, worth about euro 450 million) and of a combined-cycle generation plant in Barka, Oman (430 MW, worth about euro 190 million) were acquired.

Africa

- a euro 250 million contract for the construction of a thermal plant in Western Mountain (Libya) with a capacity of 620 MW, was signed with the General Electric Company of Libya;
- a contract for the construction of two 400 kV power lines extending over km 400 in Algeria was concluded with Sonelgaz Alger.

Enelpower UK is currently completing two contracts for the construction of two combined-cycle thermal generation plants in the UK and a 1,100-kilometers super-high-voltage power line in Brazil. Enelpower do Brazil is in charge of the construction of the power line while TSN will hold a 30-year concession for its management. On March 7, 2002, Enelpower signed a contract for the construction and management under a 30-year concession of a 1,300-kilometer power line linking Northern and Southern Brazil.

Results of operations

In 2001 Enelpower and its subsidiaries generated a turnover (including revenues and changes in work in progress) amounting to euro 1,101 million, almost doubling from euro 540 million in 2000. The share of turnover relating to third parties increases from 18% in the previous year to 46%. The stronger market performance is confirmed by the breakdown of the order backlog.
Operating costs amounted to euro 1,045 million, up from euro 499 million in 2000.
Gross operating margin increased by euro 15 million, from euro 41million to euro 56 million (up 36.6%), thanks to higher turnover.
Operating income amounts to euro 28 million, down euro 8 million on 2000 resulting primarily from higher accruals, calculated according to prudent criteria, due to the increase of the orders and higher costs incurred in the completion of the Castleford power plant.

PUBLIC AND ART LIGHTING

So.l.e. is in charge of the design, construction and integrated management of public and art lighting for the Enel Group.
In 2001, the company achieved strong results with the acquisition of 160,000 new public lights, bringing its market share to 20% (up from 18% at the end of 2000). In 2001, So.l.e. won 25 auctions for contracts, was awarded the SOA certification, allowing it to participate in major national and international auctions, and developed further its "art lighting" activities.

In 2001 the technical and commercial development of two new products launched in 2000 continued:

- the *Communication lantern*, a communication and environmental monitoring system, equipped with a led display showing live information on the environment, publicly useful information and advertising. Lanterns were installed in a number of major Italian cities such as Rome, Florence, Turin, Venice, Genoa, Naples and Cagliari. Two technologically advanced versions of the lantern - *archetria* and *duo* - providing a great visual impact were developed;
- the *Webtower*, a lighthouse tower for public lighting equipped with a radio mobile telephone station. General agreements were concluded with major telephone operators, while authorizations for further installations on the national territory are pending.

Total revenues amounted to euro 123 million, of which euro 14 million due to costs transferred to other Group companies. The actual net amount is euro 109 million. Adjusted revenues in 2000 amount to euro 93 million, representing a euro 16 million increase (up 17%) due to the growth in activity.
Operating costs, net of costs charged to Group companies, amount to euro 15 million.
Gross operating margin increases from euro 30 million in 2000 to euro 31 million in 2001. Similarly, operating income increases from euro 25 million in 2000 to euro 26 million in 2001.

WATER

Water distribution activities of the Group have been assigned to Enel.Hydro (formerly Ismes). In the context of the reorganization of its activities, the company transferred to Enelpower, effective January 1, 2001, its hydroelectric Engineering and Contracting business. Enel.Hydro continues to manage the Environmental and Structural Engineering business unit, formerly managed by Ismes.

In 2001 the unit responsible for the development of the water distribution sector won a number of contracts for the management of water supply services in large areas, in partnership with large operators in the sector. Among these:

- on July 30, 2001, Enel.Hydro and Vivendi Water, in consortium with four other partners (Acquedotto Pugliese, Siba, Italcogim and Emas) won the concession for the management of the Integrated Water Service of the Latina Province. The service includes the distribution of drinking water in addition to the collection and the treatment of sewage waters for a term of 30 years. The Latina Province area includes a total of 38 municipalities, serving a population of about 600,000 inhabitants, in addition to about 500,000 summer residents. The consortium will create a joint public and private company in which public entities will control a majority share (51%), holding the integrated water concession for a period of 30 years. The project involves a total investment of euro 370 million over 30 years, ensuring the distribution of drinking water to the entire population of the area, improving the safety of the water supply;
- on August 3, 2001, Enel.Hydro and Acquedotto Pugliese won a contract for the management of the Calabria Region water system serving a population of about 1,700,000 inhabitants. A new management company will be created – Società Risorse Idriche Calabresi (So.Ri.Cal) – jointly with the Calabria Region, its majority shareholder, and Enel-Acquedotto Pugliese, as minority shareholder. The joint company will manage the regional primary water supply and transport system, in addition to the completion and integration of the large amount of work provided for by Regional Law no. 10 of 1997. The proposal, that includes innovative management techniques, has a strong investment plan of about euro 410 million, as a complement to European Union, national and regional public funds for water works provided under the agreement between the Italian State and the Calabria Region. The company is expected to become fully operational at the beginning of 2002;
- in December 2001 a consortium made up by Enel.Hydro, ACEA and other leading operators in the water distribution sector won the concession for the management of the Integrated Water Service of the Sarnese-Vesuviano area in the Campania region, which includes 76 municipalities serving a population of 1,700,000 inhabitants.

Acquedotto Pugliese

In 2001 the Enel Group resolved to abandon the proposed acquisition of Acquedotto Pugliese. The operation was canceled due to a number of critical factors, such as the lack of a unanimous agreement in the determination of the value indicated by the arbitration panel composed of three members (appointed pursuant to Government Decree dated March 9, 2000), and continuing regulatory uncertainty in the water sector, particularly regarding the Apulia Region. As the situation remained critical in 2001, it was thus resolved to abandon the acquisition of Acquedotto Pugliese, communicating such decision to the Italian Treasury.

The Enel Group continues, however, to pursue its expansion strategy in the water sector through Enel.Hydro, participating in auctions for the awarding of water service concessions in Optimal Territorial Environments (Ambiti Territoriali Ottimali, ATOs), as defined by the Galli Law.

Outside of Italy, Enel.Hydro will evaluate opportunities for acquisitions allowing the company to play an important role in the world market for water services, ensuring at the same time the achievement of requisites to participate in auctions in the domestic market.

Results of operations

While negotiations for the acquisition of Acquedotto Pugliese and the outcome of different competitive processes, later concluded with success, were pending, Enel.Hydro's activity was characterized by low water engineering services turnover. Costs, however, reflected the strong activity and high amount of resources employed in the bidding processes in which the company participated, resulting in a negative operating income.
In 2001, operating revenues, relating mainly to traditional engineering services activities, amount to euro 42 million, of which euro 26 million from other Enel Group companies.
Operating costs amounted to euro 58 million, while operating income was negative euro 16 million.

OTHER ACTIVITIES

Activities carried out in 2001 by other important Group companies are described in the section that follows.

Enel.si

Enel.si, a company providing electrical system installation to households and companies, reorganized its operations and achieved a strong growth in its main activities, while reaching a widespread presence on the territory through the development of a network of franchise operators.
At December 31, 2001 its franchising network had 604 affiliates, of which 370 relating to concessionaires who opened sales outlets. Enel.si began selling electrical supplies to affiliates along with the opening of new stores.
With regards to corporate sales, new contracts worth euro 16 million were acquired and new offers totaling about euro 96 million were made. The installation of meters on behalf of Enel Distribuzione as part of the "Digital Meter" project started.
In 2001 operating revenues amounted to euro 37 million, of which euro 21 million from services provided to affiliates, and the remaining amount from equipment installation (corporate customers) and the installation of meters.
Operating costs amounted to euro 35 million while operating income was equal to euro 2 million.

Elettroambiente

Elettroambiente is active in the waste-to-energy field.
In September 2001 Elettroambiente acquired control of Powerco, a company operating directly and through its subsidiaries in the same sector. At December 31, 2001 Elettroambiente held a 96.23% share in Powerco's capital stock while Enel held the residual 3.77% of the shares. The book value of Elettroambiente's equity investments amounts to euro 26.3 million and is equal to cost.
At the end of the year Elettroambiente extended a euro 4.8 million loan to ETA Srl (a Marcegaglia Group company) aiming at underwriting a capital stock increase reserved to Elettroambiente. On February 5, 2002, an agreement for the management by ETA of a biomass generation plant currently being completed at Cutro (Crotone) was concluded.
The 2001 income statement reflects the short operating period of the company, reporting euro 756 thousand in revenues and operating costs amounting to euro 859 thousand.

Ape Gruppo Enel

Ape Gruppo Enel was incorporated, effective January 1, 2001, following the conferral by the Parent Company of its Personnel Administration unit, managing personnel payrolls, pension funds and social security funds on behalf of Enel Group companies and third parties.
At December 31, 2001 the company had 970 own employees and managed about 70,750 employees of which 4,235 relating to companies outside the Enel Group.
Ape has offices in major Italian cities and has a wide network covering the whole national territory, consisting of 161 offices.
In 2001, revenues from services supplied amounted to euro 77.7 million while operating costs were equal to about euro 73.2 million, determining an operating income of euro 4.5 million.
In 2001 Enel began to seek an industrial partner for Ape with the aim of

exploiting the company's know-how and to reduce operating costs for the Group through the development of the business outside the Group.

Enel.Factor

Enel.Factor offers factoring services to Enel Group suppliers and became operational in October 2000. This represents thus the first year in which the company is fully operational.
In 2001 the company reported a turnover (represented by total receivables factored) of euro 1,433 million. The number of customers amounts to 185, up from 25 for the year ended December 31, 2000.
At December 31, 2001 the company had a capital stock of euro 12,500,000 held by Enel (80%) and Meliorbanca (20%).
The interest margin, represented by the difference between interest received and paid on factoring transactions, amounted in the year to euro 2.8 million.
The total margin, that includes also commissions paid and received, amounted to euro 6.6 million. Operating income, that includes additional costs amounting to euro 2 million, is equal to euro 4.6 million.
Financial outlays deriving from factoring activities amount at December 31, 2001 to about euro 649 million. Financial needs were covered through loans extended by the Parent Company.

Enel.Re

Enel.Re, a company incorporated under the laws of Ireland and based in Dublin, is the reinsurance company operating in the Group's captive market environment since July 2000. Enel.Re operates in connection with insurance companies that write policies in favor of Group Companies, manage claims and transfer into reinsurance risks and related premiums to Enel.Re. The latter subsequently transfers some of the risks to the domestic and international insurance markets.
The major advantages achieved through the Group's captive insurance company are technical (direct access to domestic and international markets, stronger contractual power, elasticity in assuming risk), financial and tax related (reduction of insurance costs, flexibility in financial policy), managerial and organizational (stimulus towards risk control, incentives towards the development of a risk management culture).
The capital stock of the company is equal to euro 3 million and is owned entirely by Enel Holding Luxembourg. In 2001 total premiums paid by other insurance companies amounted to euro 16.4 million, while premiums paid on reinsurance amounted to euro 7.0 million. Accruals to risk and damage reserves amounted to euro 8.1 million, determining a positive margin. Income from financial assets allowed to cover general operating costs and the company thus closes the year reporting a euro 1.6 million net income.

Enel Capital

Group venture capital activities started in 2000 and are managed primarily by Enel Capital, acting as an advisor company.
All investments made possess those product innovation and/or service requisites that produce strategic advantages for the Group, generating a competitive advantage. They relate to sectors such as technologies and services linked to utilities, telecommunications and information technologies, all sectors in which the Group holds a leadership position at the national and international level.
The growing need to exploit and implement new technologies allowing to

consolidate or achieve a leadership position in these fields that are key to the Group's activities, will guide medium-term venture capital investment strategies. Research will focus on sectors such as renewable sources, environmental technologies and micro-generation in the utilities segment, location-based services, remote metering and computer technologies, in the telecommunications field, security and internet solutions in the computer technologies and domotics field, whose market is expected to grow considerably thanks to the installation of digital meters.

Equity investments in 2001 increased by euro 857 thousand, due to new investments amounting to euro 1,847 thousand and write-downs amounting to euro 990 thousand, relating to investments in ETF Group, Springtoys Oy and Speed Ventures.

PARENT COMPANY

Results of Parent Company Enel in 2001 were affected by the evolution of the company from an integrated electricity to an industrial holding company.
Main events affecting 2001 can be summarized as follows:
- effective January 1, 2001, Enel conferred the Personnel Administration unit to newly created company Ape Gruppo Enel;
- title to contracts for the acquisition of electricity from national producers was transferred to the ISO effective January 1, 2001, pursuant to a specific decree of the Ministry of Industry;
- thermal fuel purchase contracts are progressively transferred to Enel.FTL. The transfer is expected to be concluded by the first half of 2002.

As a result, operations reflected in the Income Statement for 2001 may not be compared with operations in the previous year. In the first half of 2001, the Group Parent Company has retained title to a number of thermal fuel purchase contracts, and long-term electricity import ones. Fuel purchased is subsequently transferred at cost to generation subsidiaries, while electricity imported is sold at prices established by the Authority for Electricity and Gas to Enel Distribuzione. In addition, Enel managed treasury operations for all Group companies (with the exclusion of WIND), managed insurance risk coverage, and provided assistance and guidelines on organizational, industrial relations, accounting, administrative and tax issues.

Revenues for 2001 amounted to euro 3,980 million, of which euro 3,542 million due to the sale of fuel to generation subsidiaries and sales of electricity to Enel Distribuzione. Assistance and consulting services provided to subsidiaries amounted to euro 243 million. Revenues include the transfer of costs relating to retirement benefits paid to retired managers, amounting to euro 60 million, in addition to contributions on the purchase of electricity recognized in the year but relating to previous years, amounting to euro 54 million, revenues from currency hedging transactions equal to euro 50 million and other revenues amounting to euro 31 million.

Operating costs amount in 2001 to euro 3,540 million. Fuel and electricity purchases are equal to euro 3,136 million, while costs for services received, leases and rentals amount to euro 239 million. Other costs are represented by euro 57 million of personnel costs and other charges amounting to euro 108 million.
Services and rental costs relate primarily to information technology services, rent, building maintenance and telecommunication services, provided prevalently by Group companies. Other costs include euro 84 million of costs resulting from currency hedging transactions relating to fuel purchases, debited to generation subsidiaries.

Gross operating margin amounts to euro 440 million, while *operating income* is equal to euro 336 million, after accruals amounting to euro 90 million and depreciation equal to euro 14 million. Accruals relate to euro 75 million accrued to the provision for retirement benefits, charged to subsidiaries according to their respective share.



RESEARCH AND DEVELOPMENT

The Enel Group conducts a Research and Development program aimed at two kinds of research:

- "System Research", carried out for the common benefits of all domestic electricity operators, regulated by norms for the reorganization of the electricity sector, currently carried out by subsidiary CESI;
- "Competitive Research", carried out for the immediate benefit of the Enel Group, involving primarily qualified personnel employed by Enel Produzione and Enel Green Power.

System Research is financed by a specific tariff component, paid by regulated market and eligible customers into the "Research Fund" accrued at the Electricity Equalization Fund pursuant to Ministry of Industry Decree dated January 26, 2000. Amounts accrued to the said fund have been assigned also for the 2001 entirely to CESI through a decree dated April 17, 2001.
In this context projects to be developed in the following four fields have been defined:

- "Evolution of the electricity system", involving the study of the development and operation of the electric network according to market needs, the improvement in the safety and quality of the supply of electricity;
- "The interaction of the electricity sector with the environment", involving the study of sustainable development of the electricity system based on pollution analysis (so as to avoid the spillover of pollutants between ecosystems), with the aim of minimising the use of non-renewable resources, increasing the quantity of by-products reused;
- "The rational use of resources – Instruments for a sustainable development". An overview of national resources and of technological problems representing barriers to the renewal of current generation plant was provided. An additional objective of research in this field is the development of advanced technologies in the field of solar, wind and biomass generation technologies;
- "Sharing of results". This field of research aims at the design and construction of instruments, also computerized, necessary for an adequate spreading of system research results, keeping into account the broadness of the field and of information available, in addition to the different categories of information users.

Competitive research carried out by Enel Produzione aims at improving plant performance (through alterations, innovation and optimization), the wider use of low-cost fuel (through the review of combustion processes and of techniques best fitted to minimize the environmental impact) and the analysis of problems relating to the environmental impact of electricity generation, with particular attention on the optimal industrial treatment of plant by-products and the reclaim of degraded sites.
In 2001, Enel Green Power continued to carry out mining research aimed at developing models to reduce mining risk and research on opportunities for the development of geothermal resources. Stronger attention to advanced drilling technologies contributed to the achievement of excellent results. All five geothermal wells drilled in 2001 were in fact productive (against an average of 3 on 5 in previous years).
Procedures and technologies for low environmental impact drilling are being developed.

Research and Development programs involved in 2001 about 1,000 employees, absorbing about euro 100 million in financial resources.

HUMAN RESOURCES

Policies for the development of human resources

Strong attention was paid in 2001 to values and guidelines on which personnel policies followed by the Enel Group are based. With the aim of making them explicit, sharing and spreading them within the company, an important communications project was launched to propose a single point of view and direction with reference to the current evolution process, as a support to change. This in view of favoring the identification of actors within the organization and to enhance Group awareness and belonging.
Enel's professional system, centered on qualifications and complete in terms of attribution of professional roles to the Group's personnel, was integrated in 2001 through the definition of qualification profiles requested for each role.
In 2002, therefore, activities concentrated in the constant "upkeep" of the professional system which, considering the complex nature of markets and businesses in which the Group is active, will in the future include an increasing number of roles and professional areas.

With regards to training, Sfera operates with success within the Enel Group since 2000, representing a very dynamic entity able to provide high quality advice and services also to the numerous potential customers outside the Group.
Sfera's mission is to enhance the development, organizational and cultural change of Group companies, designing and implementing measures for the update, orientation, training, development and professional retraining of personnel, contributing to the strengthening of qualifications, and, more in general, to the employability of personnel involved. From April 9, 2001 the integrated remote training system (EDLS) of the Enel Group became operational, while ad hoc solutions to be marketed outside the Group were developed. In 2001, a total of 104 training projects, involving 11,500 participants and 41,000 training days/person supplied, were organized, as compared with 15,500 training days/person in 2000.
The remote training system had, at the end of 2001, a total of 21,765 registered customers while courses offered were 36,000.

Code of conduct

The Enel Group issued a Code of conduct. The Code defines commitments and responsibilities relating to the conduct of business and to corporate activities in which Enel is involved. It is made up of three parts:
- general principles regulating relations with stakeholders, defining, in abstract, values adopted with reference to the activities of the Enel Group;
- rules of conduct regulating relations with all classes of stakeholders, supplying specific guidelines and norms to be followed by Enel's personnel, to ensure the respect of general principles and to prevent the risk of unethical behavior;
- implementation rules, describing the control system ensuring compliance with the Code of conduct and its continuous improvement.

The drafting of internal and external communications plans, in addition to training plans for Enel personnel, is currently underway. Such plans will be implemented in the next months. The Code of conduct will be available for consultation on the Group's Internet site.

Compensation and incentive systems

Group policies aim at the integration between the evaluation and the compensation system, focusing on the market.

In 2001 the "Evaluation of Managerial Positions" project aimed at assessing retribution levels of the Group vis-à-vis the market was completed, showing retributions of the Enel Group be in line with the market.

Stock-option Plan

Since the year 2000 the Company has annually implemented a stock-option plan meant to provide the Enel Group – in line with the practice of the international business community and the most important Italian listed companies – with an effective means of fostering motivation and loyalty, further strengthening the sense of corporate belonging in its key resources and ensuring their lasting and constant effort to create value.

2000-2001 Plan

This initiative began in December 1999, when an extraordinary meeting of Enel's shareholders authorized the Board of Directors to increase the share capital one or more times and for a period of five years, pursuant to article 2443 of the Civil Code, by a maximum total amount of 121,261,500,000 lire (and thus by slightly less than 1% of the amount of the share capital) through the issue of a maximum of 121,261,500 ordinary shares with a par value of 1,000 lire each, ranking for dividend *pari passu*, to be offered for subscription by payment to executives – to be selected by the Board of Directors from those performing functions that are important for attaining the Group's strategic goals – of Enel itself and/or its subsidiaries pursuant to section 2359 of the Civil Code, with the consequent exclusion of the preemptive rights pursuant to section 2441, last paragraph of the Civil Code and section 134, paragraphs 2 and 3 of legislative decree n. 58 of February 24, 1998.

Implementing the aforesaid shareholders' resolution, in March 2000 and April 2001 Enel's Board of Directors approved two different tranches of the stock-option plan, together with regulations (the "Regulations") that govern them uniformly. Among the beneficiaries of both of the aforesaid tranches of the plan was Enel's Chief Executive Officer in his capacity as General Manager.

The Regulations provided for the executives selected by the Board of Directors to be assigned options – personal and not transferable inter vivos – for the subscription of a corresponding number of newly issued ordinary Enel shares. As established by the Board of Directors, the executives were then divided into different brackets and the number of options assigned to each of them was determined by applying a multiplier to the ratio between the reference gross annual pay of the bracket concerned and the value of a three-year option, determined on the basis of the market valuations provided by leading financial institutions.

The Regulations also provided that the options assigned – in the event the conditions of exercise materialized – would be exercisable as follows: (i) 20% of them beginning the year following the one in which they were assigned ("one-year options") and until the fourth year following the one in which they were assigned; (ii) the remaining 80% beginning the third year following the one in which they were assigned ("three-year options") and until the fourth year following the one in which they were assigned.

In any case, the options are exercisable each year only during the fifteen days when the stock market is open following the approval of the financial statements by the annual meeting.

With regard to the conditions of exercise – which were suspensive conditions – the Regulations provided that all the options assigned would become exercisable if the arithmetic average of the reference prices of Enel shares on Borsa Italiana SpA's on-line stock exchange in the last three months of the year of assignment was higher than the target price determined by the Board of

Directors on the basis of the consensus of analysts. In the event the target price were not exceeded, all the one-year options and 30% of the three-year options would automatically lapse.
However, the Regulations subordinately provided for the possibility of exercising the remaining 70% of the three-year options (and thus 56% of the total number of options assigned) in the event that (i) the percentage change in the price of Enel shares on Borsa Italiana SpA's on-line stock exchange during the year in which the options were assigned was larger – according to the calculation criteria stated in the Regulations – than the performance of a specific reference index determined by the Board of Directors as the average of the MIBTEL index (weight: 50%) and the FTSE Eurotop 300 Electricity index (weight: 50%) and (ii) the parameter representing the actual growth of the Group's value (EVA) during the year in which the options were assigned was larger than the one set by the Board of Directors.
In accordance with the Regulations, the strike price of the shares was to be determined by the Board of Directors as amounting to not less than the arithmetic average of the reference prices of Enel shares on Borsa Italiana SpA's on-line stock exchange during the period between the date on which the options were assigned and the same day of the preceding solar month. Subscription of the shares at the strike price is be charged entirely to the beneficiaries, because the plan does not provide for any concessionary conditions in this respect.

Development of the Plan during the year 2000
On the basis of the aforesaid Regulations, the tranche of the stock-option plan regarding the year 2000 entailed the assignment of a total of 19,690,000 options to 144 Group executives at a strike price of euro 4.3. With regard to this tranche, however, the checks carried out to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the predetermined target price had not been achieved, and thus all the one-year options (amounting to 3,938,000 options) and 30% of the three-year ones (amounting to 4,725,600 options) lapsed, while (ii) the subordinate objective – regarding the change in the stock-market price of Enel shares and exceeding the EVA during the year in which the options were assigned – had been achieved, which determined the materialization of the conditions for exercising the remaining 70% of the three-year options. Therefore, with regard to the 2000 tranche only 11,026,400 three-year options became exercisable. This number was halved, however, and thus became 5,513,200 as a result of the reverse split of Enel's shares approved by an extraordinary shareholders' meeting in May 2001, effective as from July 9, 2001, when the share capital was converted into euros. This reverse split also entailed the doubling of the strike price of such options from euro 4.3 to euro 8.6.

Development of the Plan during the year 2001
With regard to the 2001 tranche of the stock-option plan, on the other hand, the latter entailed the assignment of 68,548,100 options to 381 Group executives at a strike price of euro 3.636. However, also with regard to this tranche the checks carried out to ascertain the extent to which the objectives set by the Board of Directors had been attained showed that (i) the predetermined target price had not been attained, and thus all the one-year options (amounting to 13,709,620 options) and 30% of the three-year ones (amounting to 16,451,544 options) lapsed, while (ii) the subordinate objective – regarding the change in the stock-market price of Enel shares and exceeding the EVA during the year in which the options were assigned – had been achieved, which determined the materialization of the conditions for exercising the remaining 70% of the three-year options. Therefore, with regard to the 2001 tranche only 38,386,936 three-year options became exercisable. This number was halved, however, and thus became 19,193,468 as a result of the aforesaid reverse split of Enel's shares

approved by the extraordinary shareholders' meeting in May 2001, effective as from July 9, 2001. This reverse split also entailed the doubling of the strike price of such options from euro 3.636 to euro 7.272.

Summary of the development of the Plan during the years 2000 and 2001
All in all, on the basis of the foregoing, the development of the stock-option plan through the two tranches regarding the years 2000 and 2001 determined – taking into account the aforesaid reverse split of Enel's shares – the following results:

	Options originally assigned	Options (three-year) exercisable
2000 tranche	9,845,000	5,513,200
2001 tranche	34,274,050	19,193,468

Increase of the share capital
In consequence of the foregoing, in April 2001 the Board of Directors, partially exercising the powers granted it by the extraordinary shareholders' meeting held in December 1999, approved two limited divisible increases of the share capital (totaling less than 0.7% of the capital) to serve the options assigned with the tranches of the stock-option plan regarding the years 2000 and 2001. Specifically – and taking into account the effects deriving from the conversion of the share capital into euros and the reverse split of Enel's shares, effective as from July 9, 2001 – at that time the Board of Directors approved:

- an increase by payment of the share capital by a maximum amount of euro 5,513,200, to be subscribed by December 31, 2004, in the service of the options assigned with the tranche for the year 2000 that have become exercisable, at a strike price of euro 8.6;
- an increase by payment of the share capital by a maximum amount of euro 34,274,050, to be subscribed by December 31, 2005, in the service of the options assigned with the tranche for 2001, at a strike price of euro 7.272. For this second tranche, however, following the checks carried out to ascertain the extent to which the objectives set by the Board of Directors were attained, the capital increase may be subscribed up to a maximum of euro 19,193,468.

Taking into account the figures presented above, the capital increases approved by the Board of Directors to serve the options assigned with the 2000 and 2001 tranches of the plan may not exceed the total amount of euro 24,706,668 (and thus 0.4% of the share capital). It should also be noted that these capital increases have not yet been subscribed at all (because the vesting period of the options that have become exercisable still has to mature) and, consequently, as of now no diluting effect on the share capital has been produced.

WIND stock-option Plan
It should be noted that within the Group a similar initiative has been undertaken by the subsidiary WIND Telecomunicazioni SpA. In November 2001 a meeting of the latter's shareholders empowered its Board of Directors to increase the share capital by a maximum amount of euro 6,000,000 to serve a stock-option plan submitted by the Board to the same shareholders' meeting and reserved for executives of WIND itself and/or its subsidiaries.
This stock-option plan is based on a model similar to Enel's, described above, but is characterized by the setting of objectives that are essentially linked to the timing of WIND's listing and the attainment of parameters of management performance.

2002 Plan
In May 2001, accepting the new proposals made by the Board of Directors (in

consideration of the insufficiency of the residual amount of the aforesaid empowerment by the shareholders in December 1999 to implement additional tranches of the stock-option plan discussed above), an extraordinary meeting of Enel's shareholders initiated a new stock-option plan, resolving:

- to revoke, with regard to the part not yet exercised by the Board of Directors, the power to increase the share capital granted in December 1999, while confirming all the acts carried out in the exercise of the aforesaid power;
- to again grant the Board of Directors the power to increase the share capital, by a maximum of euro 60,630,750 (and thus by an amount that is slightly less than 1% of the capital), endowed with the same characteristics as the power granted in December 1999.

The Board of Directors is preparing to use such power during 2002 to implement a new stock-option plan, which will be characterized by a significantly different logic with respect to the 2000-2001 plan and will correspond more to the new situation of the financial markets.

Industrial relations

In the past year, Industrial relation activities were characterized by the drafting of the first collective labor agreement for the electricity sector, underwritten on July 24, 2001 by Enel, Assoelettrica, Federelettrica, Gestore della Rete and Sogin, coordinated by Confindustria (the Association of Italian Industry).
The contract introduces new norms relating to the flexibility of the labor market, apprenticeships, and teleworking, eliminating a number of automatic wage adjustment mechanisms.
The average increase of minimum wages for the first two years, measured at the median, was euro 77.47 at the end of the process in 2003, providing for a one time average bonus of euro 1,291.14, also measured at the median.

Personnel

Personnel - changes in the year

Balance at Dec. 31, 2000	72,647
Changes in consolidation area and acquisitions:	
WIND	4,920(*)
Infostrada	3,601(*)
Others	879
Hirings made by Enel and WIND	1,468
Hirings made by Infostrada in the first Quarter of 2001	329
Net transfers, spin-offs and sale of businesses	(3,266)
Termination of employment	(7,917)
Balance at December 31, 2001	72,661

(*) Employees at December 31, 2000

At December 31, 2001 the Enel Group had 72,661 employees, in line with December 31, 2000 (72,647). The table above shows, however, the deep transformation in the structure of the Enel Group.
The increase in personnel other than that relating to WIND and Infostrada was made up primarily by the acquisition of gas distribution companies resulting in an increase of 609 employees. The telecommunication sector accounted for 43% of the 1,468 employees newly hired in 2001. The sale of Elettrogen resulted in the

exit of 1,568 employees from the Group, while the sale of the Rome and Turin distribution networks caused a decline of 1,428 employees. The sale of generation plants in the Valle d'Aosta and other minor plant resulted a reduction of 270 employees.

The shift of the Group's positioning towards activities having a higher service content is showed by the breakdown of personnel showing a prevalence of higher specialized personnel.

Personnel by category

No. of employees	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Managers	859	689	170
Officers	5,153	4,640	513
Employees	43,284	40,050	3,234
Workers	23,365	27,268	(3,903)
TOTAL	72,661	72,647	14

Changes in personnel in the different segment reflect the above described developments. The large reduction in personnel of the Parent Company is due to the transfer of personnel management activities to the subsidiary Ape Gruppo Enel on January 1, 2001. With regards to distribution and generation, in addition to the impact of divestments, a large contribution was given by the streamlining process underway, making use of early retirement incentive plans. Other activities' personnel increase by 609 employees as a result of the acquisition of gas distribution companies, in addition to 91 employees of the Powerco Group, acquired in the last Quarter of 2001.

Personnel by segment

	No. of employees	%	No. of employees	%
	At Dec. 31, 2001		At Dec. 31, 2000	
Parent Company	534	0.7	1,675	2.3
Subsidiaries:				
Distribution and sale	38,954	53.6	44,205	60.9
Generation	14,953	20.6	17,930	24.7
Transmission (Terna)	3,214	4.4	3,001	4.1
Telecommunications	8,428	11.6	-(1)	-
Other activities	6,578	9.1	5,836	8.0
TOTAL GROUP	72,661	100.0	72,647(1)	100.0

(1) WIND and Infostrada employees at December 31, 2000 were equal to 8,521; the restated total would therefore be equal to 81,168.

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CORPORATE GOVERNANCE

Foreword

The Company's and Group's corporate governance system continues to be in line with the principles contained in the Self-discipline Code of listed companies, with the recommendations expressed by the CONSOB on this issue, and, in general, with international best practice.
This corporate governance system's aim is essentially the creation of shareholder value, taking into account the social importance of the Group's activities and the consequent need to adequately consider all interests involved in the carrying out of these activities.

Ownership structure

The capital stock of the Company is made up exclusively of ordinary shares fully paid up and entitled to full voting rights, both in ordinary and extraordinary shareholders' meetings.
According to the entries in the stock register and the information available, no shareholder – with the exception of the Italian Ministry of the Economy, which controls 67.576% of the share capital – owns more than 2% of the Company's shares, nor, to the Company's knowledge, do any agreements regarding Enel shares exist among its shareholders.

Organizational structure

In compliance with current regulations applicable in Italy to listed companies, the organizational structure of Enel includes:
- a Board of Directors entrusted with the management of the Company;
- a Board of Statutory Auditors responsible for (i) ensuring compliance with the law and the Company's bylaws, in addition to the application of correct management principles in the carrying out of business, and (ii) checking the adequacy of the Company's organizational structure, internal audit system and administration;
- shareholders' meetings, called to resolve – either in an ordinary or an extraordinary session – among other things on (i) the appointment and removal of members of the Board of Directors and of the Board of Statutory Auditors, as well as their compensation and responsibilities, (ii) the approval of the financial statements and the allocation of net income, (iii) the acquisition and sale of own shares, (iv) amendments to the Company's by-laws, and (v) the issue of bonds.

The external audit of the Company's accounts is entrusted to a specialized firm, expressly appointed by a shareholders' meeting.

Board of Directors

Role and powers

The Board of Directors plays a central role within the Company's organization and is entrusted with the powers and the responsibility regarding strategic and organizational policies, as well as with verifying the existence of the controls necessary for monitoring the performance of the Company and the Group.
In such context, the Board of Directors, on the basis of the provisions of the law and specific resolutions of its own:
- delegates and revokes the powers of the Chief Executive Officer, defining their limits and the procedures for exercising them. On the basis of the

delegations in force, the Chief Executive Officer is vested with the broadest powers for the management of the Company, with the exception of those attributed otherwise by the law or the Company's bylaws or reserved to the Board of Directors according to the resolutions of the latter and described below;

- receives, together with the Board of Statutory Auditors, constant and exhaustive information from the Chief Executive Officer regarding the activities carried out in the exercise of his powers, which is summarized in a special quarterly report. In particular, with regard to all the most significant transactions (including atypical or unusual transactions or transactions with related parties whose approval is not reserved to the Board of Directors), the Chief Executive Officer reports to the Board of Directors on (i) the characteristics of the transactions, (ii) the parties concerned and any relation they might have with Group companies, (iii) the procedures for determining the considerations concerned, and (iv) the related effects on the income statement and the balance sheet;
- determines, on the basis of the proposals formulated by the related Committee and having been advised by the Board of Statutory Auditors, the compensation of the Chief Executive Officer and of other Directors holding specific offices;
- defines the general organizational structure of the Company and that of the Group, verifying their adequacy;
- reviews and approves strategic, business and financial plans. In this context, the current division of powers within the Company specifically provides for the Board of Directors to resolve on the approval of:
  - the annual budget and the long-term plan (which include the aggregates of the annual budgets and long-term plans of Group companies);
  - strategic agreements, also determining – while respecting the autonomy of individual subsidiaries and upon proposal by the Chief Executive Officer – the strategic guidelines and appropriate directives for Group companies;
- examines and approves transactions having a significant impact on the balance sheet, income statement or cash-flow statement, particularly in cases where they are carried out with related parties or characterized by a potential conflict of interest.
  In particular, all financial transactions of a significant size – by which is meant those with a value of more than euro 25.8 million – must be approved (if they concern the Company) or in any case are subjected to prior evaluation (if they refer to Group companies) by the Board of Directors.
  In addition, the acquisition and disposal of equity investments must be approved (if they are carried out directly by the Parent Company) or subjected to prior evaluation (if they concern Group companies and regard strategic agreements of particular importance) by the Board of Directors. Finally, the latter examines the proposed sales of assets deemed significant – by which is meant those with a value of more than euro 5.2 million – that Group companies plan to carry out;
- provides for the exercise of voting rights at Group companies' shareholders' meetings, with particular reference to the approval of financial statements, the appointment of Directors and Statutory Auditors, amendments to the bylaws, and extraordinary transactions regarding Group companies;
- oversees the general management of the Company, with particular reference to conflicts of interest, using information received from the Chief Executive Officer and the Internal Audit Committee, and verifies periodically the achievement of the objectives set;
- reports to the shareholders at their meetings.

Appointment, composition and term

Pursuant to the provisions of the Company's bylaws, the Board of Directors consists of from three to nine members, appointed for a term not exceeding

00093

three years, who may be reappointed at the expiration of their term.
In compliance with legislation regulating privatizations, the bylaws also provide for the appointment of the entire Board of Directors (and of the Board of Statutory Auditors) to take place according to the "slate vote" mechanism, aimed at ensuring the presence on the Board of Directors of members appointed by minority shareholders.
Such electoral system, which will be concretely applied with respect to the Board of Directors the next time its members are replaced, provides for the slates of candidates to be filed at the Company's registered office and published in national newspapers sufficiently in advance of the date of the shareholders' meeting concerned, thus ensuring a transparent process for the appointment of the Board. A report with exhaustive information regarding the personal and professional characteristics of the candidates is to be filed at the same time at the Company's registered office as noted specifically in the notice of the shareholders' meeting.
The Board of Directors deems that it can defer the creation within itself of a special nominations committee since there is currently no evidence that it is difficult for the shareholders to find candidates for the corporate offices.
In accordance with resolutions adopted at the ordinary shareholders' meetings held on May 15 and December 18, 1999 and on May 25, 2001, the incumbent Board of Directors consists of seven members, and the new Directors will be elected when the financial statements for 2001 are approved. As a result of the appointments made in the aforesaid meetings, the Board thus currently consists of the following members, whose professional profiles are summarized below:

• *Chicco Testa, 50, Chairman.*
National secretary and subsequently president of the environmental association Legambiente from 1980 to 1987, he was a member of the Italian Parliament from 1987 to 1994. From the latter year until 1996 he was chairman of ACEA (the utility company of the City of Rome) and of CISPEL (the Italian federation of local public-sector utility companies), as well as a member of the CNEL (National Council for the Economy and Labor). Since 1996 he has been the Chairman of Enel, as well as chairman or director of a number of Enel Group companies. He is currently a member of the Carlyle Group's European Advisory Board and a member of the boards of directors of Lloyd Adriatico SpA and the Gruppo Riello SpA, as well as chairman of STA (Società Trasporti Automobilistici) SpA – the City of Rome's transportation and traffic agency.

• *Francesco Tatò, 70, Chief Executive Officer.*
He gained professional experience for many years in the Olivetti Group, holding numerous positions on the boards of directors of a number of important Italian and foreign companies. Chief Executive Officer of Arnoldo Mondadori Editore SpA from 1984 to 1986 and from 1991 to 1994, from October 1993 to February 1995 he was chief executive officer of Fininvest SpA. Since 1996 he has been Enel's Chief Executive Officer, as well as chairman or director of a number of Enel Group companies.

• *Carlo Angelici, 57, Director.*
He has taught since 1974 at various Italian universities, becoming a professor of commercial law in 1983. Since 1989 he has been professor of commercial law – and since 1995 Dean of the Law School – at Rome's "La Sapienza" University. Since 1983 he has been a member of the committee created by the Ministry of Justice for the implementation of EU directives on company law, and from 1984 to 1987 represented the Italian Government at several sessions of the United Nations Commission on International Trade Law. He has been a member of Enel's Board of Directors since October 1999 and is currently also a member of the recently instituted ministerial committee for the reform of company law.

• *Giuseppe Morchio, 54, Director.*
He began his career with the Manuli Group, moving in 1980 to the Pirelli Group, where he held a number of positions, including those of chairman and chief executive officer of Pirelli Neumaticos in Spain (1989-1991) and Pirelli Tires North America (1991-1993), and that of chief executive officer of the "cables and systems" division of the Parent Company, Pirelli SpA (1993 - January 2001). He has been a member of Enel's Board of Directors since February 2001 and is currently also the owner of MTechnologies Srl.

• *Franco Morganti, 71, Director.*
He began his career at Olivetti SpA and SGS SpA, and subsequently started his own business. Since 1974 he has offered strategic consulting services in the field of telecommunications, for both the public and private sectors. He was a member of the board of directors of STET SpA from 1981 to 1984, and from 1991 to 1997 a consultant of the advisory committee on technology and market strategies of STET SpA, and has been vice-chairman of the Databank Group since 1989. He has been a member of Enel's Board of Directors since December 1999 and is currently also a director of the subsidiary WIND Telecomunicazioni SpA and vice-chairman of Sysint Srl.

• *Carlo Tamburi, 43, Director.*
He held a number of executive positions from 1985 to 1990 at Citibank's Milan branch. From 1990 to 1993 he was joint general manager for marketing and credit activities at Cofiri SpA and from 1994 to 2000 worked in IRI SpA's Finance Department, becoming joint general manager in charge of privatizations. Since 2000 he has been head of the Finance and Privatizations Department of the Ministry of the Economy. He has been a member of Enel's Board of Directors since January 2001 and is currently also a director of the subsidiary WIND Telecomunicazioni SpA, Alitalia SpA and Finmeccanica SpA.

• *Francesco Taranto, 62, Director.*
He began his activity with a broker in Milan, subsequently working (from 1965 to 1982) at Banco di Napoli SpA. He then held numerous executive positions in companies operating in the mutual-fund industry, becoming head of securities management at Eurogest SpA (from 1982 to 1984) and subsequently general manager of Interbancaria Gestioni SpA (from 1984 to 1987). Having moved to the Prime Group (from 1987 to 2000), he was for a long time the chief executive officer of the parent company. He has been a member of Enel's Board of Directors since October 2000 and is currently also a director of Pioneer Global Asset Management SpA and Kedrios SpA.

All Directors dedicate the time necessary for the fruitful performance of their duties, since they are well aware of the responsibilities connected with their position. They are kept constantly informed of the main legislative and regulatory changes regarding the Company and the discharge of their duties.
Directors perform their duties with full knowledge of the facts and in complete autonomy, pursuing the objective of creating value for shareholders.

Board Meetings and role of the Chairman
In 2001 the Board of Directors held 20 meetings, which lasted an average of 4 hours. Director participation was regular – with a very limited number of absences (2), moreover accounted for – and the meetings were also attended by the Board of Statutory Auditors and the magistrate representing the Court of Accounts.
The activities of the Board of Directors are coordinated by the Chairman, who calls its meetings and presides over them, ensuring that – except in cases of urgency and necessity – the necessary documents and information are provided to the Board's members in time for the Board to express its informed opinion on

the matters under examination. He also ascertains whether the Board's resolutions are implemented, chairs shareholders' meetings and – like the Chief Executive Officer – is empowered to represent the Company legally.

Non-executive Directors

The Board of Directors is made up mainly by non-executive members (not holding operating and/or executive positions in the Company), so as to ensure, through their number and authority, that their opinions carry significant weight in the Board's decision-making process.

Non-executive Directors contribute their specific expertise to Board discussions, thus facilitating the examination of the issues under discussion from different points of view and the consequent adoption of resolutions that are fully informed, carefully considered and in line with the interests of the Company.

With the exception of the Chief Executive Officer – and of the Chairman, with regard to the duties carried out in his office – the other five members of the Board of Directors (Carlo Angelici, Giuseppe Morchio, Franco Morganti, Carlo Tamburi, Francesco Taranto) are all to be considered non-executive.

Independent Directors

A large majority of the non-executive members of the Board of Directors are also independent Directors.

These are Directors who (i) do not have financial relationships with the Company, its subsidiaries, its executive Directors or the controlling shareholder that could influence their independence of judgement, and (ii) do not hold, either directly or indirectly, an amount of shares in the Company that would allow them to exercise control over it, even through shareholders' agreements.

Even though independent judgement characterizes the activity of all the Directors, whether executive or not, the presence of Directors who qualify as "independent" according to the above definition – whose role on both the Board of Directors and its Committees is significant – is deemed a suitable means of ensuring an adequate balance of the interests of all the shareholders.

Among the non-executive Directors, Carlo Angelici, Giuseppe Morchio, Franco Morganti and Francesco Taranto qualify as independent.

Committees

Compensation Committee

As early as January 2000 a special Compensation Committee was formed within the Board of Directors, with the task of making proposals to the Board concerning (i) the compensation of the Chief Executive Officer and the other Directors holding specific offices, as well as (ii) the determination of the compensation criteria for top Company and Group executives, as directed by the Chief Executive Officer.

The Committee is currently made up by Francesco Taranto (acting as coordinator), Carlo Angelici and Carlo Tamburi.

In 2001 the Committee held 10 meetings, lasting an average of 1 hour, and did not use external advisors.

As part of its duties, the Compensation Committee plays a central role in the implementation of a stock-option plan addressed to top management and conceived as an instrument for providing incentives to Group executives and strengthening their loyalty, as well as attracting and motivating human resources with adequate ability and experience and further developing their sense of belonging to the Group and ensuring their constant, enduring effort to create value. Among the beneficiaries of stock options also in 2001 was Enel's Chief Executive Officer in his capacity as General Manager.

During 2001 the Compensation Committee also redefined the system for establishing the Chief Executive Officer's compensation, dividing it into a fixed component (which includes the compensation previously received for the position held in subsidiaries) and a variable component (linked to the results achieved by the Company and the attainment of a target Group EBITDA) in order to ensure that the structure of such system corresponds to the interests of the shareholders.

Internal Audit Committee

As early as January 2000 a special Internal Audit Committee was also formed within the Board of Directors to advise and make proposals, and was entrusted specifically with (i) evaluating the adequacy of the internal auditing system, (ii) evaluating the audit working plan drawn up by the executive in charge of internal auditing and receiving his periodic reports, (iii) evaluating the proposals made by external auditors applying for appointment, as well as the audit plan prepared for the external audit and the results contained in the external auditor's letter and report, (iv) reporting periodically to the Board of Directors on the work performed and the adequacy of internal auditing, and (v) performing any other task delegated by the Board of Directors, in particular concerning relations with the external auditor.

The Internal Audit Committee is currently made up by Chicco Testa (acting as coordinator), Giuseppe Morchio and Franco Morganti.

In 2001 the Committee held 4 meetings, lasting an average of 3 hours and preceded by extensive preparation, in which the Chairman of the Board of Statutory Auditors participated in consideration of the specific duties regarding the supervision of the internal audit system entrusted to the Board of Statutory Auditors by the current legislation on listed companies.

Specifically, during 2001 the Internal Audit Committee concentrated on evaluating the working plans prepared by both the executive in charge of internal auditing and the external auditor, as well as the results of the auditing carried out during the year and the letter containing the external auditor's suggestions regarding the financial year concerned. The Committee also attended to the preparation of the Enel Group's code of conduct, as well as examining in depth some of the main issues regarding internal auditing (particularly risk mapping and management, as well as security within the Group).

Internal audit system

With regard to internal auditing, several years ago the Group adopted a special system aimed at (i) checking the adequacy of Group procedures with regard to effectiveness, efficiency and costs, (ii) ensuring the reliability and correctness of accounting records, as well as the safeguard of Company and Group assets, and (iii) ensuring that operations comply with internal and external regulations, as well as with corporate directives and guidelines for sound and efficient management.

The internal audit system of the Group is divided into two distinct areas of activity:

- "line auditing", made up by the whole of auditing activities that individual operating units or Group companies carry out on their own processes. Such auditing activities are primarily the responsibility of operating executives and are considered an integral part of every corporate process;
- "internal auditing", entrusted to the Company's related unit, is aimed essentially at the identification and containment of corporate risk of any nature. Such objective is pursued through the monitoring of line auditing, both in terms of the adequacy of the audits themselves and of the results actually achieved by their application. This audit activity is therefore applied

to all corporate processes of the Company and of Group companies. The personnel in charge of said processes is responsible for indicating both the corrective actions deemed necessary and to carrying out follow-up actions aimed at checking the results of the measures suggested.

The Chief Executive Officer ensures the functionality and adequacy of the internal audit system, establishing its procedures, appointing a person to be in charge of it, and ensuring the suitability of the means available to the system to carry out the activities concerned.
The executive in charge of internal auditing (i.e., the head of the Company's internal auditing unit) does not report to any of the operating division heads, coordinates the units responsible for internal auditing in Group companies, and reports regularly on his actions to the Chief Executive Officer, as well as every six months (except when circumstances require a more timely report) to the Internal Audit Committee and the Board of Statutory Auditors.

Handling of confidential information

As early as February 2000 the Board of Directors approved special rules for the management and handling of confidential information, which also contain the procedures to be applied for the external circulation of documents and information concerning the Company and the Group, with particular reference to price-sensitive information.
Such rules are aimed at keeping confidential information secret, while ensuring at the same time that the information made available to the market regarding Company and Group data is correct, complete, adequate, timely and non-selective.
The rules assign to Enel's Chief Executive Officer and the chief executive officers of the Group companies the responsibility of managing the confidential information concerning their respective spheres of competence, establishing that the divulging of confidential information regarding individual subsidiaries must in any case be agreed upon with the Parent Company's Chief Executive Officer.
The rules also establish specific procedures to be followed in circulating outside the Group documents and information regarding the Company and the Group – dwelling in particular upon divulging price-sensitive information – and carefully regulate the ways in which Company and Group executives enter into contact with the press and other mass media (or financial analysts and institutional investors).

Relations with institutional investors and shareholders in general

Ever since the listing of its shares on the stock market, the Company has deemed it appropriate for its own specific interest – as well as its duty with respect to the market – to establish an ongoing dialogue, based on mutual understanding of their respective roles, with its shareholders in general as well as with institutional investors. Such dialogue, in any case, was to take place in accordance with the procedure for circulating externally documents and information regarding the Company and the Group.
In this regard, in consideration of the size of the Group, among other things, it was deemed that such dialogue could be facilitated by the creation of dedicated corporate units.
The Company therefore created (i) an investor-relations unit within its "Communication Department", in close cooperation with the "Finance Department", and (ii) a unit within its "Corporate Affairs Department" in charge of communicating with shareholders in general.
It was also decided to further facilitate communication with investors through

the creation of a special section of the Company's website (www.enel.it), providing both financial information (financial statements, half-year and quarterly reports, presentations to the financial community, information on trading of the securities issued by the Company), and data and documents of interest to shareholders in general (the members of Enel's Boards, the Company's bylaws and shareholders'-meeting regulations, information on corporate governance and a general chart of the organization of the Group indicating the specific mission of the main subsidiaries).

Shareholders' Meetings

The suggestion contained in the Self-discipline Code to consider shareholders' meetings privileged occasions for establishing a profitable dialogue between a Company's shareholders and its board of directors (even considering the availability of a number of different communication channels between listed companies and shareholders, institutional investors and the market) was carefully evaluated and fully accepted by the Company, which – in addition to ensuring the regular attendance of its Directors at Shareholders' Meetings – deemed it advisable to adopt specific measures to adequately enhance the latter.
In effect, in line with the recommendations of the special legislation regarding listed companies, a specific provision was inserted in Enel's bylaws aimed at facilitating the collection of vote proxies from shareholders who are Group employees, thus favoring their involvement in the decision-making processes of Shareholders' Meetings.
Furthermore, in September 1999, and thus with the listing of its shares imminent, the Company adopted special regulations to ensure the orderly and efficient conduct of Shareholders' Meetings through the detailed regulation of their different phases, while respecting the fundamental right of each shareholder to request clarification of the different matters under discussion, to express his or her opinion, and to make proposals.
Even though they do not constitute provisions of the bylaws, these regulations must be approved by an Ordinary Shareholders' Meeting, as specifically stated in the bylaws. During 2001 their content was updated in order to ensure that they correspond to the most advanced models for listed companies drawn up by several professional associations (Assonime and ABI).

ENVIRONMENTAL POLICY

Enel's commitment towards the environment is directed towards a sustainable industrial development, based on a firm belief that the protection of the company's value can be achieved only through a sound environmental policy. Group companies are thus committed to match high environmental protection standards with the supply of quality products and services at competitive prices. Particular attention was paid to the greenhouse effect issue and the reduction of the environmental impact of the companies' activities on specific areas.
A number of Group companies strengthened their environmental stand:

- Enel GreenPower – the new name taken by subsidiary Erga – acquired EGI (Energia Global International), a company operating in the field of renewable energy sources in Central and South America, following its world growth strategy in the renewable sources sector – only a few months after the acquisition of CHI Energy – that made it today's largest power company generating electricity exclusively from renewable sources;
- Enel.Hydro acquired equity investments in engineering companies operating in the water sector, and, in partnership with other companies, obtained the management of water supply in relevant geographical areas;
- Elettroambiente – through the acquisition of Powerco, a company operating in the waste-to-energy, biomass and biogas fields holds an exclusive technology for Italy which employs a plasm torch for the high-temperature gasification of waste, resulting in the complete absence of emissions;
- At the end of 2001, Enel.si has a network of 370 sales points in franchising and provides 'tailored' solutions for household electric installations and integrated network services, ensuring a high quality, efficiency and safety to final users of energy;
- So.l.e. is in charge of public lighting systems covering more than 60% of Italian municipalities through the installation of lamps and lighting devices, designed to provide an efficient functional and comfortable result.

Environmental data for individual companies, trends and main initiatives in the sector are reported in the Group Environmental Report issued annually since 1996.

With regards to results for 2001, a further improvement on environmental efficiency of thermal plants, which represent the Group's largest impact on the environment, was achieved:

- noxious emissions were reduced over 2000. Sulfur oxides' emissions decreased by 4%, Nitrogen oxides by over 5% and dust emissions by over 14%;
- the efficiency of plants remained unchanged.

Following a larger use of coal in relation to other fuels for economic and strategic reasons, these results confirm that coal can currently be used as a source of energy in compliance with environmental standards.

The increasing adoption of environmental management systems contributed to the increase in environmental efficiency (in 2001 and early 2002 the Turbigo and Sulcis thermal plants in addition to hydroelectric plants along the Avisio qualified for EMAS certification). The implementation of measures taken pursuant to the "Voluntary agreement between the Italian Ministry of Environment, the Ministry of Industry and Enel for the reduction of emissions of greenhouse gases" underwritten on July 20, 2000, contributed also to such improvement. Authorizations for the conversion of plants to combined-cycle technology have been granted, including those relating to plants already sold or about to be sold.

In 2001 the Enel stock qualified to be included in ethical mutual funds managed by Storebrand, a major Scandinavian financial group active in the insurance (life and health), banking and fund management sector, with funds under management of about $20 billion.

Enel responds promptly to the proliferation of environmental legislation at the international, European and national level, as shown by the following examples:

- concurrently with the Marrakech Conference, Enel Green Power concluded one of the most important Carbon Dioxide emission credit exchange at the international level. In the context of a pilot program promoted by the Province of Ontario, in Canada, about euro 1 million of credits relating to about 1 million metric tons of CO_2, corresponding to the amount of emissions avoided thanks to Italian geothermal generation (as opposed to fossil fuel generation);
- the launch of the "Illuminating common sense" campaign, promoting more efficient domestic lighting through the use of compact fluorescent light bulbs (low consumption), preceded by a few days the issue on the part of the Ministry of Industry, of two decrees setting targets for efficiency increases in the final use of energy.

SUBSEQUENT EVENTS AND MANAGEMENT EXPECTATIONS OF OPERATIONS IN 2002

Acquisition of Viesgo

On January 8, 2002 Enel completed the acquisition of 100% of Viesgo, a holding company controlling electricity generation and distribution interests, formerly owned by Spanish company Endesa. The value of the transaction amounts to euro 1,870 million, in addition to about euro 130 million of debt assumed by Enel. The Viesgo Group has about 900 employees, a net installed generation capacity of 2,400 MW and about 500,000 customers. Generation plants are distributed throughout the Spanish territory and use primarily (72%) thermal fuels (coal and fuel oil), while the remaining 28% is represented by hydroelectric plants. The distribution network acquired extends over 24,500 kilometers in an area of Northern Spain that registered in recent years an average annual 4% economic growth.

Acquisition of the Marcotti Group

On January 31, 2002 the acquisition of the Marcotti Group for a price of euro 91 million was finalized. The group is made up by six companies (Gead, Geico, Adda Gas, Coregas, Arda Gas and Gasdotti Comunali) active in the natural gas distribution sector in the Piedmont, Lombardy, Liguria, Emilia Romagna and Tuscany regions. The acquired companies hold 149 distribution concessions and serve about 70,000 customers.

Agreement with the Marcegaglia Group in renewable sources sector

On February 15, 2002 Elettroambiente, Enel's subsidiary active in the waste-to-energy field, signed an agreement for the purchase of a share in the capital stock of Eta Srl – a Marcegaglia Group company – pursuant to which it will underwrite a euro 4.65 million capital increase.
This agreement provides for the construction of a 16.5 MW biomass generation plant at Cutro (Crotone) already underway. This plant will be fully operational by the end of 2002 generating 105,000 MWh of clean energy a year for the domestic network.

Alliance with the Camfin Group in the environmental technology sector

On February 28, 2002 the Camfin Group and Enel signed a strategic alliance for the joint development of projects in the environmental technology and renewable sources sector. Pursuant to the agreement, the Enel Group, through its Corporate Venture Capital department, acquires equity in Cam Tecnologie, a Camfin Group subsidiary. The acquisition will take place through a euro 6 million reserved capital increase after which Enel Capital will hold a 10% share in Cam Tecnologie's capital stock. The remaining 90% share will continue to be held by the Camfin Group.
This alliance aims at fostering Cam Tecnologie's international growth and its participation in renewable sources sector and related technologies projects, in cooperation with the Enel Group.

Acquisition of the Camuzzi Group

Through an agreement signed on March 4, 2002 Enel acquired 98.58% of Camuzzi Gazometri's capital stock for euro 1,043 million. Camuzzi Group's Argentinean activities, Piacenza Football Club, the editorial and telecommunications activities

and real estate property are excluded from the sale.
The operation is expected to be closed by May, 2002 following the approval of competent Authorities. Thanks to this operation Enel consolidates its position, becoming the second largest operator in the gas distribution Italian market with 1.7 million customers and a distribution capacity of more than 3 billion cubic meters. In addition Enel becomes the second operator in the waste management sector (collection, treatment and disposal of solid urban and industrial waste), handling about 140,000 tons of waste, serving a population of 1.7 million inhabitants in 375 municipalities.

Agreement for the construction of power line linking Northern and Southern Brazil

On March 7, 2002 Enelpower signed an agreement with Brazilian electric utility ANEEL (Agencia Nacional de Energia Electrica) for the construction and management under a 30-year concession of a km 1,300 high-voltage power line (500 kv) linking Northern and Southern Brazil. The project, worth about euro 400 million, 70% of which financed through a project financing provided by local bank, will be completed in about two years. The project will be managed by a company incorporated for the purpose, Novatrans, in which Enelpower will have a 90% share.

Sale of Eurogen

On March 17, 2002 the auction for the sale of Eurogen was concluded. The highest bid was made by the Edipower consortium for a total price of euro 2,980 million. The total value of the acquisition, including debt, is equal to euro 3,700 million. Procedures for the final sale were started by Enel. The Edipower consortium is made up by Edison (40%), AEM Milano (13.4%), AEM Torino (13.3%), ATEL (13.3%), Unicredito Italiano (10%), Interbanca (5%) and Royal Bank of Scotland (5%).

Inquiry of the Authority for Competition and the Market

The Authority for Competition and the Market opened in March 2002 an inquiry into the alleged abusive behavior of Parent Company and Enel Trade in relation to a number of contractual clauses proposed by the latter to its customers, deemed in breach of regulations regarding free competition. The inquiry must be concluded by February 15, 2003.

"Power plant construction resumption" Decree

The conversion into Law (law proposal AS 1125) of the "Power plant construction resumption" Law Decree dated February 7, 2002 is currently under discussion, in March, in the Parliament.

Management expectations of operations in 2002

The process of liberalization and opening up of the electricity market will continue in 2002 and will include crucial events such as the further sale of part of Enel's generation capacity (Eurogen, Interpower), the continuation of the sale of metropolitan distribution networks to local municipal utility companies,

the start of operation of the Single Buyer and of the Electricity Exchange announced for the end of 2002.
Enel's operations will be affected by the evolution in the regulatory framework:

- effective January 1, 2002 the payment of the 0.31 €c/kWh "further component", payable as surcharge (over the wholesale price, due by regulated market customers) recognized by the Authority for 2000 and 2001 on electricity generated and destined to the regulated market, is no longer due;
- from the same date, new regulations for the transport of electricity and the access to the networks, aiming at leveling free and regulated market tariffs, come into effect.

The sale of generation capacity and distribution networks pursuant to the Bersani Decree, in addition to a number of tariff changes introduced by the Authority, may reduce in the future revenues from Enel's core business. The impact on the gross operating margin in 2002 will be partially compensated by the increasing contribution of telecommunications, gas and new activities, by a reduction in operating costs and an increase in consumption. The disposal of the assets will have a positive impact on the cash flow and generate capital gains, offsetting the above mentioned effects and allowing to maintain a high return on equity.

OTHER INFORMATION

Relationships with affiliated companies

In 2001, relationships between the Enel Group and its affiliated companies consisted mainly of joint ventures in the real estate sector, Immobiliare Foro Bonaparte and Immobiliare Rio Nuovo, to which real estate property was transferred. In relation to such companies (of which it holds 49% of the capital stock), the Group recorded costs relating almost exclusively to rent. At the end of the year amounts due by the Group related to trade payables.
With regards to receivables from affiliated companies, the most important item is represented by a loan amounting to about euro 18 million extended to Immobiliare Rio Nuovo, to be repaid at the time at which the shares of the same held by the Group are transferred to the majority shareholder. The transaction is expected to take place in 2002. The balance is due primarily to trade receivables in the majority of cases due to leasehold improvements on property transferred.
Revenues of the Group from affiliated companies relate to commercial transactions and are primarily due to the provision of services.
The table that follows summarizes the transactions described:

	Balance sheet		Income statement	
	Receivables	Payables	Costs	Revenues
In millions of euro	At Dec. 31, 2001		2001	
Immobiliare Foro Bonaparte	6	2	38	-
Immobiliare Rio Nuovo	19	1	23	-
Other affiliated companies	15	9	3	8
TOTAL	40	12	64	8

Transactions with affiliated companies are regulated at current market conditions.

Euro project

In 2001, the Group companies carried out as planned the transition to euro of all its accounts. The decision to complete such change in advance of the term set by law was aimed at contributing to the gradual familiarization of the public to the new currency, as requested by the Government. The transfer to the euro was in fact accompanied by a strong information campaign, both internal and external, with the objective of increasing employee, customer and supplier awareness.
Activities were coordinated by a specialized team and resulted in the involvement of internal and external resources particularly to make the necessary adjustments to information systems, resulting in a expense of about euro 12 million, of which about euro 10 million recorded in 2001.
From July 2001, new bills issued were expressed in euro, bearing the indication of the related amount in lire, strictly applying regulations issued by the Authority for Electricity and Gas with Resolution no. 136/2001.



A Reclassified **Income Statement** of the Enel Group for 2001, obtained by reclassifying according with criteria in line with international practice the income statement prepared in accordance with Italian Law, is shown in the table that follows.

To provide a comparison on a homogeneous basis with data reported for 2000, the related Income Statement has been restated to include the line-by-line consolidation of WIND for the full year, and that of Infostrada, inclusive of the economic effect of its acquisition (amortization of consolidation differences and higher financial charges), from April 1, 2000. The table includes also Income Statement data for 2000 in the previously published version in which WIND was valued at equity. Changes shown in the table and subsequent comments relate to changes from the restated Income Statement for 2000.

In millions of euro	2001	%	2000 restated	%	2001-2000	%	2000	%
Revenues:								
Electricity sales and Electricity Equalization Fund contributions	21,660	75.3	22,556	84.3	(896)	-4.0	22,564	89.9
Telecommunications services	2,817	9.7	1,778	6.6	1,039	58.4	-	-
Other revenues	4,304	15.0	2,426	9.1	1,878	77.4	2,545	10.1
Total revenues	**28,781**	**100.0**	**26,760**	**100.0**	**2,021**	**7.6**	**25,109**	**100.0**
Operating costs:								
Personnel	3,722	12.9	3,786	14.1	(64)	-1.7	3,531	14.1
Fuel consumption	5,249	18.2	5,644	21.1	(395)	-7.0	5,644	22.5
Electricity purchased	3,649	12.7	4,373	16.3	(724)	-16.6	4,373	17.4
Interconnections and roaming	1,424	4.9	1,027	3.8	397	38.7	-	-
Services, leases and rentals	4,209	14.6	2,949	11.0	1,260	42.7	2,453	9.8
Fuel for trading and gas for distribution	1,005	3.5	122	0.5	883	-	122	0.5
Materials	1,344	4.7	1,048	3.9	296	28.2	726	2.9
Other costs	577	2.0	525	2.0	52	9.9	392	1.6
Capitalized expenses	(934)	-3.2	(929)	-3.5	(5)	-0.5	(878)	-3.5
Total operating costs	**20,245**	**70.3**	**18,545**	**69.2**	**1,700**	**9.2**	**16,363**	**65.2**
GROSS OPERATING MARGIN	**8,536**	**29.7**	**8,215**	**30.8**	**321**	**3.9**	**8,746**	**34.8**
Depreciation, amortization and accruals:								
Depreciation and amortization	4,459	15.5	4,298	16.1	161	3.7	3,459	13.8
Accruals and write-downs	599	2.1	617	2.3	(18)	-2.9	534	2.1
Total depreciation, amortization and accruals	**5,058**	**17.6**	**4,915**	**18.4**	**143**	**2.9**	**3,993**	**15.9**
OPERATING INCOME	**3,478**	**12.1**	**3,300**	**12.4**	**178**	**5.4**	**4,753**	**18.9**
Net financial income (expense)	(1,110)	-3.9	(985)	-3.7	(125)	-12.7	(648)	-2.6
Equity investments	(85)	-0.3	(38)	-0.1	(47)	-123.7	(458)	-1.8
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	**2,283**	**7.9**	**2,277**	**8.6**	**6**	**0.3**	**3,647**	**14.5**
Extraordinary items	2,318	8.1	178	0.7	2,140		192	0.8
INCOME BEFORE TAXES	**4,601**	**16.0**	**2,455**	**9.3**	**2,146**	**87.4**	**3,839**	**15.3**
Income taxes	649	2.3	1,222	4.6	(573)	-46.9	1,649	6.6
INCOME BEFORE MINORITY INTERESTS	**3,952**	**13.7**	**1,233**	**4.7**	**2,719**	**220.5**	**2,190**	**8.7**
Minority interests	274	1.0	340	1.3	(66)	-19.4	(2)	-
NET INCOME	**4,226**	**14.7**	**1,573**	**6.0**	**2,653**	**168.7**	**2,168**	**8.7**

Revenues

Revenues for 2001 amount to euro 28,781 million, increasing by euro 2,021 million (up 7.6%) over 2000. Changes in major items are reviewed below.

Electricity sales and Electricity Equalization Fund contributions

Starting January 1, 2001, due to the integration in the tariff of the revenue component aimed at covering fuel costs, which until December 31, 2000 was paid to the Group as contributions from the Electricity Equalization Fund, electricity sales and Electricity Equalization Fund contributions must be considered jointly. Revenues from the sale of electricity, thus defined, decline in 2001 by euro 896 million (down 4%), decreasing from euro 22,556 million to euro 21,660 million. The decline is due to a number of factors of opposite sign. Decreases were due mainly to:

- the decline in the amount of electricity sold (down 16,076 million kWh, equal to 7.2%) following the opening up of the market;
- the decline in tariffs for electricity sold on the regulated market (down on average by about 11%), induced by the price-cap mechanism and the average reduction of about €c 0.52 per kWh in the electricity price component aimed at covering fixed production costs.

The factors compensating in part the effect of the above were:

- the setting, effective from 2001, of a single sale price of electricity, independent of the energy source. Such price now includes the share covering variable production costs previously contributed by the Electricity Equalization Fund limited to thermal electricity generation. Higher revenues currently deriving from hydroelectric and geothermal production, generated by plants that do not fall under the provisions of CIP Regulation 6/92, are in part offset by higher National Transmission Network access charges (the so-called "hydroelectric surcharge"). These charges, equal to 75% of the revenue increase recognized to hydroelectric and geothermal generation contributes to determine the strong increase in operating costs;
- an average unit increase, over 2000, of the sale price component aimed at covering variable production costs, growing from an average of €c 4 per kWh in 2000, to €c 4.5 per kWh in 2001 (up 12.5%);
- the recognition in 2001 of past years' contributions on electricity generation from plants falling under the provisions of CIP Regulation no. 6/92, amounting to euro 314 million;
- the shift of sales mix towards voltages that command higher average sale prices. Low-voltage sales represented 58.5% of total electricity sold by the Group on the regulated market, against 51.4% in 2000.

Telecommunications services

Revenues from telecommunications services increased from euro 1,778 million in 2000, to euro 2,817 million in 2001, growing by euro 1,039 million (up 58.4%) due to the increasing market penetration of WIND and Infostrada, in addition to the growth of the market in which they operate.

Other revenues

Other revenues increase by euro 1,878 million (up 77.4%) due primarily to:

- a euro 251 million increase in revenues from the transport of energy reported by Enel Distribuzione due to higher amounts of electricity for the free market transported on the network, growing from 45.2 billion kWh to 77.2 billion kWh;
- a euro 651 million increase in revenues from fuel trading and related services;
- an increase of euro 359 million in revenues from the sale of natural gas on the regulated and free markets;

- higher engineering and contracting revenues, up euro 420 million;
- the reversal of accruals made in 2000, amounting to euro 117 million, against estimated stranded cost charges, no longer justified following the introduction of new norms in the first half of 2001;
- a euro 21 million increase in franchising revenues;
- higher revenues (up euro 35 million) from the information technology and real estate/services segments.

Operating costs

Operating costs increase from euro 18,545 million in 2000, to euro 20,245 million in 2001, registering an increase of euro 1,700 million (up 9.2%), as described more in detail below.

Personnel
Personnel declines by euro 64 million (down 1.7%) due to a euro 141 million reduction in the electricity sector and in other activities, an increase of euro 42 million in telecommunications, and an increase of euro 35 million due to changes in the consolidation area of the gas sector, CHI Energy and EGI.
The reduction registered by the electricity sector is linked to the decline in the average number of employees, down about 7%, whose effect was partly offset by the recording of charges connected with the conclusion of the national labor contract for the category.
The growth registered in the telecommunications sector is due primarily to the increase in the average labor force in the year, due to stronger activity.

Fuel consumption and electricity purchased
Fuel consumption for thermal generation decline by euro 395 million (down 7.0%) due to the net effect of a 9.2% decline in thermal electricity generated and a higher average purchase price of fuels, as a result of the appreciation of the US$ and the increase in the price of coal.
The cost for the acquisition of electricity from third parties declines by euro 724 million (down 16.6%), against a 2.8% increase in amounts acquired. Lower unit costs are due primarily to better economic conditions on electricity acquired on the free market due to direct auctions held by the ISO.

Interconnections and roaming
Such services, relating exclusively to the telecommunications sector, increase by euro 397 million (up 38.7%), registering a lower growth than revenues, up 58.4%. As a percentage of sales, they decline from 57.8% in 2000, to 50.5% in 2001, following the rapid development of the networks owned by the Group.

Services, leases and rentals
The cost of services, leases and rentals increase over 2000 by euro 1,260 million (up 42.7%) due to the following factors:
- an increase of euro 638 million in National Transmission Network access fees paid on electricity generated by hydroelectric and geothermal plants that do not fall under the provisions of CIP Regulation 6/92 ("hydroelectric surcharge");
- an increase of euro 155 million in electricity transport costs following higher activity registered by Enel Trade on the free market;
- an increase of about euro 110 million in the cost of services linked to telecommunications services (outsourcing of Call Center, commissions paid to distributors, lease of circuits, personnel accessory costs, etc.), correlated to the increase in traffic and the development and management of the network;
- an increase of about euro 120 million in the cost of external services used by

the Engineering and Contracting segment, also registering a strong growth in the year;

- a euro 90 million increase in leases and rentals due to the transfer of real estate and motor vehicle leasing activities to affiliated companies;
- an increase of euro 23 million in costs relating to the stocking of strategic gas reserves and the disposal of ashes, both following the introduction of new regulation;
- costs incurred by the Parent Company in connection with commissions on credit lines (euro 14 million), the conversion of the capital stock in euro and the subsequent reverse stock split (euro 10 million), and the acquisition of investments (euro 14 million);
- an increase of about euro 20 million in the cost of information technology services due to the SAP project, the translation into euro of the various software applications used, the "Digital Meter" and "Contact Center" projects in the distribution area, etc.;
- the effect of changes in the consolidation area in the gas distribution sector, in addition to the consolidation of CHI Energy, equal to about euro 20 million.

Other costs

Other operating costs include the following:

- costs for the acquisition of fuel for trading and gas for distribution, increasing from euro 122 million in 2000, to euro 1,005 million in 2001, with a growth of euro 883 million linked to the development of the two operating sectors;
- material costs increase by euro 296 million (up 28.2%), of which euro 286 million due to increased activity with third parties in the Engineering and Contracting segment, and euro 10 million for supplies purchased in connection with the franchise sales network;
- "other costs" increase by euro 52 million (up 9.9%), of which euro 27 million due to higher indirect and local taxes, in addition to euro 20 million as contributions for the continuity of service;
- costs capitalized in the year amount to euro 934 million, in line with the previous year (euro 929 million).

Gross operating margin

Gross operating margin for 2001 amounts to euro 8,536 million, increasing by euro 321 million (up 3.9%) over 2000. The change is due to the following:

In millions of euro	
Telecommunications sector	555
New activities	100
Domestic electricity sector (including Parent Company)	(305)
Other activities and adjustments	(29)
TOTAL	321

The improvement in the telecommunications sector is due to the success of services by WIND and Infostrada with the market. Strong benefits are expected from synergies in the commercial and operating areas resulting from the merger of the two companies, started in the second half of the year.
Contributions to the gross operating margin of new activities were made by CHI Energy and EGI (euro 32 million), by gas distribution and sale companies (euro 38 million) and fuel trading (euro 24 million), with franchising, public lighting and information technology accounting for the balance.
The electricity sector was affected by tariff cuts (a reduction of about 11%), a decline in sales volumes (down 7.2%) and a reduction in the perimeter of activity,

offset in part by benefits resulting from the application of a single price for electricity, independent from the generation source, and the optimization of the mix of fuels used. In 2001, non-recurrent revenues amounting to euro 431 million, represented by euro 314 million of past years' contributions on CIP Regulation 6/92 plants, and euro 117 million resulting from the reversal of the amount accrued to the provision for stranded costs in 2000, recorded as profits.

Operating income

Operating income increases from euro 3,300 million to euro 3,478 million, growing by euro 178 million (up 5.4%) over 2000, due to a euro 161 million increase in depreciation, and a euro 18 million decline in accruals. The telecommunications sector recorded a euro 226 million increase in depreciation due primarily to strong investments in the development of the network. In the electricity and other sectors, depreciation declined by euro 65 million due to efficiency improvements in investments. Changes in the perimeter of activity compensated each other.

Net financial expense

Net financial expense increases from euro 985 million to euro 1,110 million (up 12.7%) due to higher debt used to finance investments in the telecommunications sector (among which the UMTS license), the acquisition of companies in the gas distribution and renewable sources generation sectors.
The ratio of net financial expense to revenues is equal to 3.9% in line with 2000 (3.7%). The ratio of operating income to net financial expense is 3.1 for 2001, also in line with 2000 in which it was 3.4.
The increase in net financial expense would have been higher had the Group not restructured its debt portfolio. Higher recourse to short-term debt than in the past, allowed more flexibility in the management of debt, taking advantage of declining interest rates in 2001.

Extraordinary items

In 2001 extraordinary items were represented by net gains amounting to euro 2,318 million, as compared with euro 178 million in 2000.
Income amounted to euro 3,444 million and is made up by the following:

- a euro 1,900 million capital gain on the sale of Elettrogen;
- a capital gain recorded on the sale of generation plants located in the Valle d'Aosta and of 49% of the electricity sale and distribution activities in the Region, amounting to euro 444 million;
- capital gains on the sale of the metropolitan distribution networks for the municipalities of Rome and Turin, amounting to euro 391 million;
- other capital gains on the disposal of assets amounting to euro 87 million;
- the recording of euro 501 million relating to electricity supplied at the end of 2000 that may not be recognized in such year according to the meter reading method previously used, as explained in the Notes;
- settlement of contributions from the Electricity Equalization Fund relating to previous years, amounting to euro 40 million;
- other extraordinary gains amounting to euro 81 million.

Extraordinary expense amounted to euro 1,126 million and is made up by the following:

- euro 443 million write-down recorded following the planned early recall of

analog meters currently in use, due to their replacement with electronic meters in the context of the "Digital meter" project;
- euro 224 million write-down in the value of plant and accrual of expected costs for the decommissioning of plant, as a result of the conversion of part of generating plants to combined-cycle turbogas technology;
- incentives to personnel for early retirement, amounting to euro 190 million;
- charges connected with the merger between WIND and Infostrada, amounting to euro 125 million;
- capital losses on disposal of assets and other extraordinary write-downs amounting to euro 76 million;
- other extraordinary losses amounting to euro 68 million.

Income before taxes

Income before taxes increases over 2000 by euro 2,146 million (up 87.4%) due to the following:

In millions of euro	
Increase in operating income	178
Increase in net financial expense and write-down of investments	(172)
Increase in net extraordinary gains	2,140
TOTAL	2,146

Income taxes

The effective tax rate for 2001 is equal to 14.1%, as compared with 49.8% in 2000, restated to take into account the line-by-line consolidation of WIND and Infostrada, and the effects connected with the latter's acquisition. The tax rate for 2001 is affected by high capital gains on which a 19% substitute tax applies in lieu of the normal tax rate (IRPEG and IRAP) of 40.25%. The 2001 tax expense benefits from the reversal of a euro 603 million surplus in the deferred tax provision accrued until December 31, 2000 that was calculated on the reserves for accelerated depreciation. As allowed by the 2002 Budget Law, such reserves were in fact freed-up by a number of major Group companies, by recognizing a 19% substitute tax.
The tax rate applicable to ordinary income, excluding the impact of losses recorded by the telecommunications sector and extraordinary items, is equal to about 47%, in line with 2000.

Financial flows for 2001 are shown in the statement of cash flows that follows, compared with the one for 2000 previously published. The latter represents a consolidation area that did not include the telecommunications sector, as WIND was at that time consolidated on equity. Flows for 2001 relate to the new consolidation area, taking into account WIND's activities for the full period and those of Infostrada from April 1, 2001, in addition to new companies operating in the gas sector, EGI and CHI Energy, acquired at the end of 2000.

In millions of euro	2001	2000	2001-2000
CASH FLOW FROM OPERATIONS			
Net income (including minority interest)	3,952	2,190	1,762
Depreciation	4,459	3,458	1,001
Write-down of fixed assets	774	458	316
Net change in provisions	(76)	116	(192)
Net change in employee termination indemnity provision	(92)	(22)	(70)
Capital gains/losses and extraordinary items	(3,017)	(70)	(2,947)
Financial income	(207)	(149)	(58)
Financial expense	1,317	798	519
Income taxes	649	1,649	(1,000)
Cash generated by operations before changes in net current assets	*7,759*	*8,428*	*(669)*
(Increase)/Decrease:			
Inventories	(295)	(557)	262
Receivables	(1,684)	(964)	(720)
Accrued income and prepaid expenses	(13)	(31)	18
Net current receivables from Electricity Equalization Fund	1,679	(1,675)	3,354
Payables	356	1,237	(881)
Other liabilities	80	144	(64)
Cash generated by operations	*7,882*	*6,582*	*1,300*
Interest received	207	149	58
Interest paid	(1,269)	(826)	(443)
Income taxes paid	(656)	(1,005)	349
Cash generated by current operating activities	**6,164**	**4,900**	**1,264**
CASH FLOW FROM INVESTMENTS			
Investments in intangible assets	(635)	(162)	(473)
Investments in tangible assets	(4,083)	(2,417)	(1,666)
Investments in consolidated subsidiaries (net of cash belonging to acquired companies)	(8,362)	(437)	(7,925)
Investments in long-term financial assets and other investments	(622)	(1,169)	547
Disposal of businesses	4,670	-	4,670
Disposal of tangible assets	223	181	42
Other changes in assets	82	575	(493)
Cash employed in investing activities	**(8,727)**	**(3,429)**	**(5,298)**
CASH FLOW FROM FINANCING ACTIVITIES			
Change in medium- and long-term debt	4,066	(1,107)	5,173
Change in net short-term payables and credit lines	570	2,357	(1,787)
Dividends paid and reserves distributed	(1,578)	(1,453)	(125)
Advances paid on employee retirement benefits	(651)	(1,313)	662
Capital increases contributed by third parties	191	-	191
Other changes	-	6	(6)
Cash employed in financing activities	**2,598**	**(1,510)**	**4,108**
CASH FLOW GENERATED (EMPLOYED)	**35**	**(39)**	**74**
BEGINNING CASH BALANCE	**491**	**530**	**(39)**
WIND's beginning cash balance	61	-	-
ENDING CASH BALANCE	**587**	**491**	**35**

Balance sheet items relating to WIND included in the line-by-line consolidation of the company (valued on equity until December 31, 2000) and purchases of control shares in other companies (net of disposals) in 2001 are shown in the table that follows:

In millions of euro	Consolidation of WIND	Companies purchased and sold	Total
Consolidation differences	562	7,787	8,349
Intangible assets	2,418	750	3,168
Tangible assets	1,234	(269)	965
Financial assets	(772)	33	(739)
Total assets	*3,442*	*8,301*	*11,743*
Net current assets	(712)	(525)	(1,237)
Provisions and other items	(6)	264	258
Financial payables	(2,785)	(234)	(3,019)
TOTAL	(61)	7,806	7,745

Cash flow from operations

Cash generated by operations in 2001 is equal to euro 6,164 million, increasing by euro 1,264 million over 2000. The improvement is due almost entirely to the euro 1,300 increase in cash generated by operating activities. The largest contribution is represented by the euro 3,354 million increase in flows from the Electricity Equalization Fund due to the payment of previous years' contributions and to changes in the tariff system described above. Such positive flow was in part absorbed by a euro 720 million increase in receivables and a negative flow of euro 881 million generated by payables. The first were affected by tariff changes and the increase in diversified activities, while the latter declined from the peaks reached at the end of 2000, due in part to higher fuel prices at that moment.

Cash flow from investments

Financial requirements relating to investments, net of cash generated by divestments, increased in 2001 by euro 5,298 million, mainly due to the acquisition of Infostrada (resulting in an outlay of euro 7,632 million), a euro 2,139 million increase in investments in tangible and intangible assets – relating primarily to the telecommunications sector – and the purchase of gas distribution companies for a total expenditure of about euro 480 million. Financial requirements were met in part by the sale of Elettrogen for euro 2,687 million, and that of generation activities in the Valle d'Aosta Region for euro 759 million, the sale of metropolitan distribution networks for about euro 800 million and that of real estate businesses for an additional euro 422 million.

Cash flow from financing activities

Cash requirements absorbed by investments, amounting to euro 8,727 million, were covered by cash flow from operations amounting to euro 6,164 million, and by new long-term debt.
Long-term debt increases in 2001 by euro 4,066 million, against net repayments amounting to euro 1,107 million made in 2000. The change is due to new loans amounting to euro 8,384 million, and repayments (in addition to minor exchange rate differences) amounting to euro 4,318 million. Among new loans,

the most significant ones were a euro 2,000 million 5% bond issue floated by Enel Investment Holding BV, EIB loans extended to Enel Distribuzione, Enel Produzione and Terna amounting to euro 1,250 million, and syndicated loans obtained by WIND allowing it to draw up to euro 7,000 million. Repayments made related primarily to the natural expiration of loans. Higher recourse to short-term debt than in past years, allowed more flexibility in the management of debt, taking advantage of declining interest rates.

Cash flow generated and cash balance

The combined effect of various financial flows determined an increase in the beginning cash balance of euro 35 million. The ending cash balance, equal to euro 587 million, is represented by cash at banks and marketable securities. Current account balances represent primarily funds used to cover payments to be made at the beginning of 2002.

Total financial debt at December 31, 2001 and changes from the restated accounts at December 31, 2000, reflecting the line-by-line consolidation of WIND and the effect of the acquisition of Infostrada, are shown in the table that follows:

in millions of euro	At Dec. 31, 2001	At Dec. 31, 2000 restated	2001-2000	At Dec. 31, 2000
Medium- and long-term debt:				
Bank loans	8,695	5,803	2,892	3,845
Bonds	7,962	6,675	1,287	6,675
Own bonds and other items	(556)	(573)	17	(574)
	16,101	*11,905*	*4,196*	*9,946*
Payables to other financing entities	538	1,358	(820)	105
Medium- and long-term debt	**16,639**	**13,263**	**3,376**	**10,051**
Loan extended to WIND Telecomunicazioni	-	-	-	(468)
Medium- and long-term net financial position	**16,639**	**13,263**	**3,376**	**9,583**
Short-term debt:				
Bank debt:				
18-month loans	500	1,024	(524)	1,024
Use of revolving credit lines	2,421	9,048	(6,627)	1,666
Other short-term bank debt	2,985	1,367	1,618	1,339
	5,906	*11,439*	*(5,533)*	*4,029*
Commercial paper	604	-	604	-
Other short-term financial debt	30	339	(309)	317
Short-term debt	**6,540**	**11,778**	**(5,238)**	**4,346**
Factoring receivables	(644)	(55)	(589)	(55)
Receivables from affiliated companies	(18)	-	(18)	-
Cash at banks and marketable securities	(587)	(560)	(27)	(491)
	(1,249)	**(615)**	**(634)**	**(546)**
Net short-term financial position	**5,291**	**11,163**	**(5,872)**	**3,800**
TOTAL FINANCIAL DEBT	21,930	24,426	(2,496)	13,363

A **Balance Sheet** at December 31, 2001, reclassified in accordance with international accounting practices and compared with the Balance Sheet at December 31, 2000, restated to keep into account the line-by-line consolidation of WIND and to reflect the effect of the acquisition of Infostrada (considering the consolidation difference and the increase in debt resulting from the acquisition), is reported in the table that follows:

in millions of euro	At Dec. 31, 2001	At Dec. 31, 2000 restated	2001-2000	At Dec. 31, 2000
Net fixed assets:				
Tangible and intangible	48,917	50,971	(2,054)	38,067
Financial	1,399	695	704	1,465
Total	50,316	51,666	(1,350)	39,532
Net current assets:				
Trade receivables	6,863	4,444	2,419	3,709
Inventories	1,932	1,708	224	1,651
Other assets and net receivables from Electricity Equalization Fund	870	2,792	(1,922)	2,723
Trade payables	(6,176)	(6,107)	(69)	(4,538)
Net taxes payable	(995)	(196)	(799)	(239)
Other liabilities	(5,619)	(5,336)	(283)	(4,866)
Total	**(3,125)**	**(2,695)**	**(430)**	**(1,560)**
Gross capital employed	**47,191**	**48,971**	**(1,780)**	**37,972**
Provisions:				
Employee termination indemnity	(1,418)	(1,557)	139	(1,525)
Retirement benefits	(430)	(414)	(16)	(413)
Net deferred taxes	(1,219)	(2,862)	1,643	(3,152)
Other provisions	(1,085)	(1,213)	128	(1,170)
Total	**(4,152)**	**(6,046)**	**1,894**	**(6,260)**
Net capital employed	**43,039**	**42,925**	**114**	**31,712**
Shareholders' Equity	20,966	18,312	2,654	18,312
Minority interests	143	187	(44)	17
Total Shareholders' Equity	**21,109**	**18,499**	**2,610**	**18,329**
Total financial debt	**21,930**	**24,426**	**(2,496)**	**13,363**
TOTAL	43,039	42,925	114	31,712

Net fixed assets decline by euro 1,350 million.

Tangible and intangible assets decrease by euro 2,054 million due to the following factors:

- a depreciation expense for the year amounting to euro 4,459 million;
- direct investments amounting to euro 5,043 million;
- the sale of Elettrogen for euro 1,667 million;
- extraordinary divestments (transfer of real estate businesses, sale of local distribution networks, sale of generation plants in the Valle d'Aosta), amounting to euro 1,233 million;
- ordinary disposal of assets amounting to euro 255 million;
- a euro 669 million write-down in tangible assets (relating primarily to analog meters and generation plants to be decommissioned following conversion to combined-cycle technology);
- increases due to acquisitions made in the year in the gas distribution and renewable sources generation sectors, amounting to euro 870 million;
- accessory costs connected with the acquisition of Infostrada incurred in 2001, amounting to euro 372 million and not reflected in the restated accounts at December 31, 2000.

Financial assets increase by euro 704 million due to advances paid towards the acquisition of a 40% share in the Camuzzi Group and in Viesgo, respectively for euro 434 million and euro 94 million, in addition to the euro 234 million expense for the acquisition of an initial 12.5% share in Viesgo. Decreases relate to the collection of past years' receivables from INPS and to the write-down of investments.

Net current assets increases from negative euro 2,695 million at the end of 2000 to negative euro 3,125 million at December 31, 2001.
The most important factors affecting change are represented by the increase in trade receivables (up euro 2,419 million), the reduction of net receivables from the Electricity Equalization Fund (euro 1,754 million), and the increase in net taxes payable (euro 799 million).
The first two aspects relate primarily to changes in the tariff system, already described. Trade receivables increase following higher electricity sales on the free market, fuel trading activities and amounts of gas distributed. The increase in net taxes payable can be attributed mainly to euro 712 million payable as substitute tax on the freeing-up of accelerated depreciation reserves carried out by Group companies that took advantage of such possibility, as allowed by the 2002 Budget Law.
The euro 168 million decline in assets other than net receivables from the Electricity Equalization Fund, is due prevalently to the reimbursement of collateral deposits made by Enel.FTL as margin for derivative contracts.
The euro 283 million increase in other liabilities is due by a number of factors, among which the debt relating to the last installment payment for the acquisition of the UMTS license (euro 325 million), the amount payable for a 12.5% share in Viesgo (euro 234 million), and the increase in advances received due to the growth of engineering activities with third parties (euro 491 million). Factors having an opposite effect include the payment of the second installment of the contribution due upon the suppression of the Electricity Sector Employee Pension Fund (euro 651 million) and the repayment in full of the residual amount payable to FONDENEL (euro 105 million).

Net capital employed, affected by the euro 1,894 million reduction in sundry provisions, increases from euro 42,925 million at the end of 2000 to euro 43,039 million at December 31, 2001, increasing by euro 114 million.
The decline in provisions is due largely to the reduction in the deferred tax provision resulting from the freeing-up of the accelerated depreciation reserves (euro 1,315 million), the recording on the part of WIND of euro 350 million in prepaid tax receivables on losses reported for the year and the adjustment of past years' amounts, the reversal of stranded cost provisions (euro 117 million), and the net decrease in employee termination indemnities (euro 139 million).
Net capital employed is represented by Shareholders' Equity (Group and minority interests) amounting to euro 21,109 million and total financial debt of euro 21,930 million. The ratio between total financial debt and Shareholders' Equity is equal to 1.04, declining from 1.32 in the restated accounts at December 31, 2000.

CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED BALANCE SHEET

In millions of euro		Sub-total	Total		Sub-total	Total
ASSETS		At December 31, 2001			At December 31, 2000	
A) SHARE CAPITAL NOT PAID-IN		-			-	
B) FIXED ASSETS						
I. Intangible assets						
· Incorporation costs		35			2	
· Research, development and advertising		127			-	
· Industrial patents and intellectual property rights		458			13	
· Concessions, licenses and trademarks		2,840			9	
· Goodwill		46			22	
· Work in progress and advances		174			94	
· Other		2,177			2,040	
· Consolidation differences		8,066			143	
			13,913			2,323
II. Tangible assets						
· Land and buildings		5,372			6,417	
· Plant and machinery		26,908			26,988	
· Industrial and commercial equipment		145			129	
· Other assets		325			184	
· Work in progress and advances		2,256			2,026	
			35,004			35,744
III. Financial assets						
· Equity investments in:						
. unconsolidated subsidiaries		10			780	
. affiliated companies		287			180	
. other companies		335			156	
		632			1,116	
	Due within 12 months			Due within 12 months		
· Receivables from:						
. unconsolidated subsidiaries		-			468	
. affiliated companies		7			4	
. others	45	751		131	346	
		758			818	
· Other securities		9			1	
			1,399			1,935
Total fixed assets			**50,316**			**40,002**
	Due beyond 12 months			Due beyond 12 months		
C) CURRENT ASSETS						
I. Inventories						
· Materials and fuels		817			1,107	
· Residential buildings to be sold		304			323	
· Contract work in progress		707			131	
· Finished goods and merchandise		38			-	
· Advances		66			90	
			1,932			1,651
II. Receivables						
· Trade	52	6,851		102	3,583	
· Unconsolidated subsidiaries		-			127	
· Affiliated companies	1	33			7	
· Others	964	2,534		207	1,777	
· Electricity Equalization Fund		417			3,422	
			9,835			8,916
III. Short-term investments						
· Investments in affiliated companies		32			-	
· Marketable securities		572			620	
· Financial receivables		644			81	
			1,248			701
IV. Cash and cash equivalents						
· Bank and Post Office deposits		545			388	
· Cash on hand		2			2	
			547			390
Total current assets			**13,562**			**11,658**
D) ACCRUED INCOME AND PREPAID EXPENSES						
· Accrued income			5			15
· Prepaid expenses:						
. issue discounts		5			6	
. other		217			138	
			222			144
Total accrued income and prepaid expenses			**227**			**159**
TOTAL ASSETS			64,105			51,819

In millions of euro		Sub-total	Total		Sub-total	Total
LIABILITIES AND SHAREHOLDERS' EQUITY		At December 31, 2001			At December 31, 2000	
A) SHAREHOLDERS' EQUITY						
I. Capital stock			6,063			6,263
IV. Legal reserve			1,452			1,253
VII. Other reserves:						
- Restatement reserve (Law 292/1993)		2,215			3,117	
- Other reserves		20			20	
- Consolidation reserve		9			9	
			2,244			3,146
VIII. Retained earnings			6,980			5,462
IX. Net income			4,226			2,188
Shareholders' Equity			20,966			18,312
Minority interests			143			17
Total Shareholders' Equity			21,109			18,329
B) PROVISIONS FOR RISKS AND CHARGES						
- Retirement benefits		430			413	
- Deferred taxes		2,581			3,789	
- Other		1,084			1,170	
Total provisions for risks and charges			4,095			5,372
C) EMPLOYEE TERMINATION INDEMNITY			1,418			1,525
	Due beyond 12 months			Due beyond 12 months		
D) ACCOUNTS PAYABLE						
- Bonds	7,880	7,962		5,204	6,675	
- Banks:						
. medium- and long-term debt	8,210	8,695		3,255	3,645	
. short-term debt		5,908			4,029	
- Payables to other financing entities:						
. commercial paper		604			-	
. other loans	538	568		99	415	
- Advances	29	801		14	310	
- Trade	137	6,174		35	4,385	
- Subsidiaries and affiliated companies		12			382	
- Taxes	499	1,595		21	607	
- Social Security	5	619		693	1,669	
- Other payables	662	3,205		40	2,012	
- Electricity Equalization Fund		359			1,610	
Total accounts payable			36,701			25,938
E) ACCRUED LIABILITIES AND DEFERRED INCOME						
- Accrued liabilities			220			161
- Deferred income:						
. premium on bond issues		7			9	
. other		555			485	
			562			494
Total accrued liabilities and deferred income			782			655
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			64,105			51,819
COMMITMENTS						
- Guarantees given		20			90	
- Other commitments		48,194			47,666	
Total commitments			48,214			47,756

CONSOLIDATED INCOME STATEMENT

In millions of euro	Sub-total 2001	Total 2001	Sub-total 2000	Total 2000
A) REVENUES				
· Revenues from sales and services:				
. electricity sales	20,877		12,786	
. Electricity Equalization Fund contributions	763		9,778	
. connection fees	591		632	
. other sales and services	5,474		1,395	
		27,725		24,591
· Change in contract work in progress		515		97
· Capitalized expenses		934		878
· Other revenues:				
. contributions received	75		4	
. other	547		502	
		622		506
Total revenues		**29,796**		**26,072**
B) OPERATING COSTS				
· Materials and fuels		10,989		11,262
· Services		5,112		2,295
· Leases and rentals		615		232
· Personnel:				
. wages and salaries	2,645		2,467	
. social security	725		691	
. employee termination indemnity	218		217	
. retirement benefits	26		21	
. other costs	107		135	
		3,722		3,531
· Depreciation, amortization and write-downs:				
. intangible asset amortization	815		151	
. tangible asset depreciation	3,630		3,308	
. other write-down of fixed assets	80		2	
. write-down of receivables included under current assets	169		73	
		4,694		3,534
· Change in inventories		259		(369)
· Accruals to provisions for risks and charges		230		222
· Other accruals		120		237
· Other operating costs		578		374
Total operating costs		**26,318**		**21,319**
Operating income (A-B)		3,478		4,753
C) FINANCIAL INCOME AND EXPENSE				
· Other financial income:				
. from investments in other companies	2		-	
. from long-term receivables:				
. other	16		29	
. from marketable securities	26		19	
. other financial income:				
. other	163		102	
		207		150
· Interest and other financial expense:				
. other	1,317		798	
		1,317		798
Total financial income (expense)		(1,110)		(648)

In millions of euro	Sub-total 2001	Total 2001	Sub-total 2000	Total 2000
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS				
- Write-downs:				
. of investments	85		458	
		85		458
Total adjustments to the value of financial assets		(85)		(458)
E) EXTRAORDINARY ITEMS				
- Income:				
. capital gains on disposal of assets	2,822		70	
. other	622		345	
		3,444		415
- Expense:				
. losses on disposal of assets	44		1	
. previous years' taxes	2		-	
. other	1,080		222	
		1,126		223
Total extraordinary items		2,318		192
Income before taxes and minority interests (A-B+C+D+E)		4,601		3,839
- Income taxes		649		1,649
NET INCOME BEFORE MINORITY INTERESTS		3,952		2,190
- Minority interests		274		(2)
NET INCOME		4,226		2,188

NOTES TO THE FINANCIAL STATEMENTS

Form and content of the Consolidated Financial Statements

The area of consolidation includes the Parent Company, Enel SpA, and the companies on which it exercises, either directly or indirectly, control by holding the majority of the voting rights, pursuant to article 2359 of the Italian Civil Code.

As shown in the attached list of investments, a number of companies and consortium have been excluded from the consolidation area since not significant.

A list of companies included in the consolidation area using the line-by-line method and for which the financial year coincides with the calendar year, is enclosed and represents an integral part of the present notes.

The area of consolidation changed significantly from the previous year, due mainly to the consolidation of WIND Telecomunicazioni, previously valued under the equity method due to restrictions to the exercise of its control, and the inclusion in the consolidation area of companies and businesses acquired and sold in 2001. The most significant transactions are summarized below:

- purchase of the entire capital stock of Infostrada, effective March 31, 2001;
- purchase of a number of companies active in the distribution and sale of gas to regulated market, merged in 2001 into subsidiary Enel Distribuzione Gas;
- sale, on September 19, 2001, of the entire capital stock of Elettrogen, deconsolidated from such date;
- sale, effective retroactively respectively from July 1 and December 31, 2001 of distribution and sale of electricity networks in the metropolitan areas of Rome and Turin;
- sale, on June 1, 2001, of the entire capital stock of Geval, a subsidiary in which all generation activities and plants located in the Valle d'Aosta of the Enel Group had been transferred.

The effect of such changes is reported more in detail in the notes.

The financial statements of consolidated companies, approved by the respective Shareholders' Meetings, have been prepared in accordance with criteria established by Italian Law, interpreted and integrated by accounting principles generally accepted in Italy, consistent throughout the Group, eliminating where necessary entries made solely for tax purposes and bringing them into line with accounting principles adopted in the preparation of the financial statements of the Group's Parent Company.

Authority for Electricity and Gas Resolution no. 230 dated December 20, 2000, included in the tariffs paid to distribution companies the component aimed at covering the cost of fuel, which, until 2000, was paid out by the Electricity Equalization Fund to generation companies. Starting January 1, 2001, revenues for the sale of electricity on the regulated market include therefore such component which was previously recorded among contributions from the Electricity Equalization Fund.

In order to retain comparability between revenues from the sale of electricity and related costs, otherwise altered by the introduction of the new tariff system, starting on January 1, 2001, revenues from the sale of electricity, which in 2000 were recorded when the customer was billed or the meter was read, are integrated with estimates of revenues from the supply of electricity provided after the last meter reading prior to year end. Consequently, extraordinary incomes for the year include euro 501 million relating to electricity supplied within December 31, 2000. Such recognition was not possible according to the accounting and billing method previously used, as above disclosed.

Consolidation principles

Main consolidation techniques, adopted in line with the previous year, are described below:

- the difference between the acquisition cost of equity investments and the related share in the Shareholders' Equity acquired is recorded as an adjustment to specific asset or liability items, based on the valuation made at the time at which the interest was purchased or at which control was acquired, in case the latter is due to subsequent equity acquisitions. Positive differences are recorded under intangible assets as "consolidation differences"; negative amounts are recorded under "Consolidation reserve" in the consolidated Shareholders' Equity;
- minority interests in the income and Shareholders' Equity of consolidated companies are recorded in the Income Statement and under Shareholders' Equity in the Balance Sheet;
- unrealized gains and losses from transactions between Group companies as well as receivables and payables, costs and revenues generated between consolidated companies are eliminated;
- dividends distributed between Group companies are eliminated from the consolidated Income Statement;
- adjustments are made to the financial statements of individual companies to eliminate tax related entries with the purpose of adjusting them to accounting principles consistently applied within the Group, and all other consolidation adjustments, keeping into account, when applicable, prepaid and deferred taxes, recorded in the tax provision;
- Balance Sheet items of companies operating in countries that are not part of the euro area are translated into euro at the exchange rate applicable at the Balance Sheet date (US dollar = 0.8813; British Pound = 0.6085; Brazilian Real = 2.046; SR Rial = 3.3089). Income Statement items are translated into euro at the average exchange rate for the year (US dollar = 0.8956; British Pound = 0.6219; Brazilian Real = 2.1055; SR Rial = 3.3577). Differences arising from the translation into euro of the accounts are recorded in the Shareholders' Equity under "other reserves".

Accounting principles

The valuation criteria used in the preparation of the Financial Statements at December 31, 2001 are consistent with those applied in the Financial Statements at December 31, 2000. These criteria are in line with those provided for in article 2426 of the Italian Civil Code, integrated by the accounting principles adopted by the Italian accounting profession.
The most significant criteria are illustrated below.

Intangible assets
Intangible assets are recorded at cost following the same criteria adopted for tangible assets. They include the unamortized balance of investments whose economic life spans over several years. Amortization is calculated on a straight line basis over five years or a different period deemed to be more representative of the expected useful life of the assets. Such criteria is adopted also for goodwill and consolidation differences. The extraordinary contribution due upon the suppression of the Electricity Sector Employee Pension Fund, pursuant to Law 488, December 23, 1999 (2000 Budget Law), has also been recorded under intangible assets. The amount is amortized over a period of 20 years, as also allowed under Italian Law.

Tangible assets

Tangible assets are recorded at historical or production cost, inclusive of any additional expense incurred, and of revaluations made pursuant to applicable regulations. The value of generation plants includes capitalized interest on investment in new equipment up to December 31, 1988. In case of permanent impairment in value, costs recorded are written down accordingly (net of accumulated depreciation).

Ordinary maintenance costs are charged to the Income Statement for the year in which they have been incurred.

Tangible assets are depreciated on a straight line at rates reflecting their expected useful life (ordinary depreciation rates). Depreciation rates for the electricity and gas distribution sectors, which represent the majority of the Group's plant and equipment, were determined according to specific surveys, keeping into account, in the case of distribution networks, contributions received from customers. Assets in concession are amortized over the life of the concession, where this is shorter than the expected useful life. With reference to the electricity sector, main depreciation rates applied are shown in the table that follows:

	Depreciation rate
Buildings	2.5%
Hydroelectric power plants [*]	2.5%
Thermal power plants [*]	5.0%
Geothermal power plants	8.0%
Power plants using other sources	4.7%
Power lines	2.85%
Transformer stations	5.0%
Medium- and low-voltage distribution lines	5.0-5.5%

[*] Excluding assets in concession.

The above rates are reduced by half for assets acquired during the year.

Financial assets

Equity investments in a number of subsidiaries, which have not been consolidated as not significant, and investments in other companies have been valued at the acquisition or underwriting cost, adjusted where necessary for permanent impairment in value. In case of a reversal, the original value of investments is restored, and the adjustment is recorded in the Income Statement as a revaluation. Investments in affiliated companies are valued under the equity method.

Advances paid towards the purchase of investments are recorded among the receivables under financial assets.

"Other securities" include Enel bonds recorded at nominal value and other bonds recorded at the acquisition cost, adjusted for permanent losses in value.

Inventories

Raw material, auxiliary and consumption goods inventories are valued at the weighted average acquisition cost.

Obsolete and slow moving stocks are written down according to their expected use or realizable value.

Contract work in progress is valued at the amounts set in order contracts accrued with reasonable certainty, according to the percentage of completion method.

Receivables and financial assets
Receivables are recorded at their expected realizable value and classified among "Financial assets" and "Current assets", according to their nature and use. Non-interest bearing long-term receivables are recorded at their current value determined according to the interest rate applicable at the time they are recorded.

"Marketable securities" included in current assets are represented by Enel bonds recorded at their nominal value and by other bonds and Government securities valued at the lower of the acquisition cost and market value, which in case of listed securities, corresponds to the average Stock Market price for the month of December.

Accruals and deferrals
Accruals and deferrals are recorded as accrued. Issue discounts and other costs relating to financing are amortized over the life of the loan to which they relate.

Provisions for risks and charges
Provisions for retirement benefits
Provisions for retirement benefits are accrued pursuant to union agreements relating to supplementary pension benefits for management. Beginning on April 1, 1998, a new pension fund named FONDENEL for currently employed managers has been established, and the provision therefore refers only to already retired managers. The provision, moreover, includes compensation paid in lieu of notice to existing personnel who has accrued such right pursuant to applicable collective labor contracts and union agreements.

Income taxes
Provisions for income taxes include provisions for deferred taxes on income. Accordingly they include deferred tax liabilities, excluding those relating to reserves which are not expected to be distributed, which are recorded upon their distribution.
Income taxes payable for the year are recorded among tax liabilities according to expected income taxes payable pursuant to current tax regulations, taking into account, where applicable, tax exemptions and tax credits.
Tax prepayments are recorded as other receivables in the Balance Sheet, limited to the amount reasonably expected to be recovered in the future.

Other provisions for risks and charges
Other provisions for risks and charges are accrued against known or probable losses and charges whose amount and timing is undetermined at the closing date of the financial statements. Accruals are made on the basis of the best estimate made according to information available.

Provision for employee termination indemnity
The provision covers amounts owed to employees pursuant to the Italian Law and labor contracts in force at the date of the financial statements, net of advances made and Pension Fund contributions withheld.

Accounts payable
Accounts payable are recorded at face value.

Capital grants
Grants received for the execution of specific work, the value of which is included under tangible assets, are recorded as accrued income at the time at which legal title to the grant is recognized and the amount may be determined with reasonable certainty and is free from constraints. Grants are deferred and recorded in the Income Statement over the depreciable life of the assets to which they relate.

Contributions received

Contributions received are recorded in the Income Statement when the Company is legally entitled to the grant and the amount may be determined with reasonable certainty and free from constraints.

Revenues

Revenues from the sale of electricity relate to electricity delivered during the year and are calculated according to consumption measured by meter readings carried out at set intervals, integrated with appropriate consumption estimates as necessary. Calculations are based on tariffs established by the Authority for Electricity and Gas and law provisions applicable for the year.

Revenues for the telecommunications sector from traffic, interconnections and roaming are recorded in the Income Statement according to the usage by customer and telephone operators.

Revenues from other services and the sale of goods are recorded at the time the service is supplied or title of ownership of the goods is transferred to the customer.

Translation of amounts denominated in foreign currencies

Receivables and payables denominated in currencies other than the euro are translated into euro at the exchange rate applicable at the time of the transaction. At the Balance Sheet date, amounts denominated in currencies other than the euro are translated into euro at current exchange rates, and differences are recorded in the Income Statement as financial income and expenses.

Interest rate, currency and other hedging instruments

In order to hedge against the risk of fluctuations in interest and exchange rates, and commodity prices, the Group enters into derivative contracts to hedge specific transactions or series of transactions.

Interest rate differentials accrued on interest rate hedging instruments are recorded in the Income Statement among financial income and expenses.

Foreign currency hedging instruments are valued at exchange rates at the Balance Sheet date. Related gains and losses are recorded in the Income Statement as exchange rate differences. Premium and discount paid or received on such instruments are deferred and recorded in the Income Statement over the life of the instrument purchased or sold.

The economic effects of currency and commodity risk hedging contracts aimed at hedging risks deriving from the current tariff system, are recorded in the Income Statement in line with those of transactions for which risks are being hedged. If the economic effect of the hedged transaction has not yet occured, the corresponding economic effect relating to the hedging instruments is deferred.

Derivative contracts originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of Balance Sheet date. The corresponding effect of the valuation is recorded as financial charges.

Environmental costs

Environmental costs refer to the avoidance, reduction and monitoring of the environmental impact of production activities.

Recurrent environmental costs are recorded in the Income Statement in the year in which they are incurred, while costs relating to the extension of the useful life,

increase in capacity and improvement in the safety of tangible assets are capitalized.
Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and the amount can be reasonably estimated.

BALANCE SHEET - ASSETS

Fixed assets

Intangible assets - *Euro 13,913 million*

Changes in intangible assets

In millions of euro	At Dec. 31, 2000	Increases	Changes in consolidation area	Amortization	Coming into service and other changes	At Dec. 31, 2001
Incorporation costs	2	2	53	(22)	-	35
Research, development and advertising	-	8	158	(39)	-	127
Industrial patents and intellectual property rights	13	205	304	(114)	50	458
Concessions, licenses, trademarks and similar rights	9	367	391	(12)	2,085	2,840
Goodwill	22	28	2	(6)	-	46
Consolidation differences	143	7,818	584	(436)	(53)	8,056
Work in progress and advances	94	142	2,101	-	(2,163)	174
Other:						
- extraordinary contribution for Electricity Industry Pension Fund	1,934	-	(41)	(99)	(43)	1,751
- software development	52	38	-	(41)	33	82
- liberalization of broadcasting frequencies charges	-	4	41	(4)	-	41
- other	54	166	143	(42)	(18)	303
Total other	**2,040**	**208**	**143**	**(186)**	**(28)**	**2,177**
TOTAL	2,323	8,778	3,736	(815)	(109)	13,913

The increase registered in 2001, equal to euro 11,590 million, is due to the following factors:

In millions of euro	
Increases:	
Consolidation differences on acquisition of Infostrada	7,631
Consolidation differences on acquisition of companies in the Gas distribution area	188
Payment of balance due on UMTS license issued to WIND	362
Investments in Telecommunications area	399
Other increases	198
Total increases	**8,778**
Changes in consolidation area:	
Line-by-line consolidation of WIND, previously consolidated on equity	2,917
Items relating to Infostrada	795
Other changes	24
Total changes in the consolidation area	**3,736**
Amortization	**(815)**
Other changes	**(109)**
TOTAL CHANGES	11,590

The above increase is due almost entirely to operations carried out in 2001 in the telecommunications sector, consisting in the acquisition of Infostrada and the line-by-line consolidation of WIND. The recovery of capitalized costs recorded in connection with such transactions, in addition to prepaid tax receivables recorded by the companies against loss carry forwards, is supported by income projections included in WIND's business plan for the years 2001-2010, as adjusted to take into account the merger with Infostrada. Consequently, the recovery of such costs, of consolidation differences and prepaid tax receivables, discussed in the note to the related item, will be related to the actual development of the Group's activities in the sector, in line with the business plan assumptions and the achievement of an adequate level of profits in the future.

A description of items included in intangible assets is included in the paragraphs that follow.

"Incorporation costs" relate primarily to startup costs incurred by WIND and Infostrada in addition to incorporation costs, amendments to by-laws and capital stock increases. Incorporation costs are amortized over 5 years.

"Research, development and advertising" relate to the cost of advertising campaigns carried out by WIND and Infostrada to support new services and trademarks. These are also amortized over five years.

"Industrial patents and intellectual property rights" relate primarily to costs incurred by WIND and Infostrada for the acquisition of proprietary and licensed software. Main applications are represented by the management of the network, billing and customer management, the development of Internet portals and the management of corporate systems. Amortization is calculated on a straight line basis over the expected residual useful life of the assets.

"Concessions, licenses, trademarks and similar rights" include costs incurred by WIND to participate in the auction for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS – IMT 2000) as well as license registration costs, amounting in aggregate to euro 2,447 million. The 15-year license was issued by the Authority for Telecommunications on January 10, 2001, effective January 1, 2002. Service is expected to start at the end of 2002 and consequently no amortization was recorded in 2001.
They also include approximately euro 351 million relating to costs incurred by Infostrada in connection with the acquisition of concessions for the use of international circuits and for the usage and passage rights provided for in the contract signed in 1998 with Ferrovie dello Stato (State Railways), regulating the use of the related fiber optic network. Amortization is calculated over the expected life of the respective concessions.

"Goodwill" consists primarily of the amount recorded upon the allocation of merger differences, following the merger into Enel Distribuzione Gas of companies operating in this sector acquired by the Group in 2000 and in the first half of 2001. Goodwill relates to concessions for the distribution of gas in the areas in which these companies operate and is amortized over 10 years, which reflects the average residual life of the concessions.

The item "consolidation differences" relates to the following subsidiaries:

In millions of euro	Balance at Dec. 31, 2001	Depreciation 2001	Depreciation period
Infostrada	7,249	381	15 years
WIND and minor TLC subsidiaries	542	43	15 years
CHI Energy and ECI	144	5	20 years
Gas distribution companies	105	7	10 years
Other	16	-	variable
TOTAL	8,056	436	

The item includes the difference between the purchase price, inclusive of ancillary costs, and the fair value of net assets acquired at the time of their acquisition.
Infostrada's entire capital stock was acquired on March 29, 2001, and, consequently, the consolidation difference in 2001 was amortized for a period of nine months. The balance at the end of 2001 is deemed to be recoverable based upon growth expectations and benefits expected to arise out of the business integration between WIND and Infostrada. Results achieved in 2001 in terms of growth, market share and the achievement of a positive gross operating margin, are in line with the targets reflected in the business plan. Such targets include the achievement of a positive cash flow starting in 2004 and a net income in 2004/2005. Operations will benefit from operating cost and investment synergies resulting from the merger with Infostrada, whose customers represent the primary market for the offer of "converging" telecommunications services developed with success by WIND.
The amount relating to WIND includes euro 519 million relating to the residual consolidation difference arising out of the acquisition from Deutsche Telekom of a 5.63% share in company in July 2000. The amortization period adopted for consolidation differences in the telecommunications sector is 15 years, in line with international practice and the life of the concession.
With regards to CHI Energy and EGI, companies operating in the electricity generation from renewable sources North and South America, consolidation differences are amortized over 20 years in connection with their long-term power purchase agreements. As EGI was acquired at the beginning of June 2001, amortization relates to the last seven months of the year.
Other consolidation differences include euro 105 million relating to companies operating in the gas sector, not yet merged with Enel Distribuzione Gas, euro 13 million relating to the consolidation difference arising on the acquisition of Powerco Group, occurred in late 2001, as well as euro 3 million relating to other acquisitions. The decline of euro 53 million recorded among other changes relates to the consolidation difference recorded in 2000 on the acquisition of Colombo Gas and the Camigas Group, absorbed in 2001 after their merger into Enel Distribuzione Gas.

"Work in progress and advances" include costs incurred for significant projects, such as the introduction of the SAP information system, the creation of a remote management and monitoring system for electricity distribution ("digital meter"), the start of operation, in the same sector, of the new "Contact Center" and the graphic management of the electricity distribution network (Sigraf), in addition to an innovative remote training program (Remote Training) and leasehold improvements. Assets put into service in 2001 include euro 2,085 million paid by WIND for the awarding of the UMTS license and was reclassified into "Concessions, licenses, trademarks and similar rights" after the issuance of the license.

The "extraordinary contribution" due as a result of the suppression of the Electricity Sector Employee Pension Fund, was established through Law no. 488, dated December 23, 1999 (2000 Budget Law). The contribution due to Enel Group companies is estimated, based on the first installment paid in November 2000, at euro 2,036 million. The recalculation made by INPS upon determining the second installment payment due is in line with initial estimates. The change over the balance at the end of 2000 is due to the amortization in the year (calculated on a straight line over 20 years starting in 2000, as also allowed by the mentioned Budget Law), by adjustments made following recalculations made by INPS and changes in the consolidation area of the Group occurred in 2001. Payables to social security institutions include the amount of euro 651 million representing the value of the residual amount due to INPS in November 2002 based on norms applicable at the time of payment of the second installment (November 2001). The final amount will be determined by INPS according to the number of employees working for each company at the end of October 2002.

"Software development costs" relate to applications developed for internal use, whose useful life spans over several years. They are amortized over three years.

Charges for the "liberalization of broadcasting frequencies" relate to the contribution provided for by Ministerial Decree no. 113 dated March 25, 1998 to reimburse expenses incurred by the Ministry of Defense following changes introduced in 1998 to the national frequency allocation plan. Such contribution is amortized over the residual life of the license for the exercise of mobile telecommunications services (DCS 1800).

Other costs include mainly deferred financing costs, leasehold improvements made by WIND and Infostrada on technical sites, and other intangible assets recorded by CHI Energy and amortized over their residual useful life. Increases for the year include euro 112 million of deferred financing costs incurred by WIND in September 2001. Other changes include euro 33 million of write-downs carried out by WIND on capitalized costs relating to financing no longer in existence at the end of 2001.

Tangible assets - ***Euro 35,004 million***

Changes in tangible assets

In millions of euro	At Dec. 31, 2000	Investments	Coming into service	Ordinary divestments	Depreciation	Write-downs	Changes in consolidation area	Extraordinary divestments	At Dec. 31, 2001
Land and buildings	6,417	80	177	(99)	(292)	(16)	(369)	(506)	5,372
Plant and machinery	26.983	2.519	974	(137)	(3,192)	(653)	1,098	(691)	26,906
Industrial and commercial equipment	129	36	2	(1)	(40)	-	22	(3)	145
Other assets	184	137	26	(1)	(106)	-	91	(6)	325
Total fixed assets	**33,718**	**2,772**	**1,179**	**(238)**	**(3,630)**	**(669)**	**822**	**(1,206)**	**32,748**
Work in progress and advances	2.026	1,311	(1,179)	(17)	-	-	142	(27)	2,256
TOTAL	35,744	4,083	-	(255)	(3,630)	(669)	964	(1,233)	35,004

Revaluations to the gross value of assets at December 31, 2001 made pursuant to the Law are shown below:

In millions of euro	
Land and buildings	2,426
Plant and machinery	9,491
Equipment, other goods and plant under construction	14
TOTAL	11,931

The table below shows gross tangible fixed assets at December 31, 2001, accumulated depreciation and the net book values. The table shows also percentage accumulated depreciation on gross asset values at December 31, 2001, compared with the same at December 31, 2000:

	Gross book value	Accumulated depreciation	Net book value	Accumulated depreciation on total gross asset value	
In millions of euro				At Dec. 31, 2001	At Dec. 31, 2000
Land and buildings	8,497	3,125	5,372	36.8%	34.7%
Plant and machinery	68,132	41,226	26,906	60.5%	60.1%
Industrial and commercial equipment	537	392	145	73.0%	76.0%
Other assets	792	467	325	59.0%	60.2%
TOTAL FIXED ASSETS	77,958	45,210	32,748	58.0%	57.3%

Tangible assets by category of use

In millions of euro	Fixed assets, gross	Accumulated depreciation	Fixed assets, net
Generating plants [1]			
- thermal	19,566	10,848	8,718
- hydroelectric	8,299	3,341	4,958
- geothermal	1,566	873	693
- alternative sources	113	19	94
Total generating plants	**29,544**	**15,081**	**14,463**
Power lines and transformer stations	6,303	3,045	3,258
Electricity and gas distribution networks	33,308	23,914	9,394
Telecommunication networks	3,105	770	2,335
Other plant, machinery and equipment	2,629	1,551	1,078
Non-industrial buildings [2]	2,937	820	2,117
Civil buildings	108	29	79
Land	24	-	24
Total fixed assets	**77,958**	**45,210**	**32,748**
Contract work in progress and advances	2,256	-	2,256
TOTAL	80,214	45,210	35,004

[1] Includes the value of industrial property.

[2] Offices, warehouses, etc.

Generating plants include assets to be relinquished, represented mainly by hydroelectric plants, for a book value (net of accumulated depreciation) of approximately euro 2,700 million. Legislative Decree no. 79/99 (implementing EU directive 96/92 on domestic electricity markets) set the expiration date for concession for the exploitation of large water basins held by Enel Group companies at year 2029. Law no. 340 dated November 24, 2000 extended to 2020 concessions regarding State property used for thermal generation activities. At such date, absent a renewal of the concession, all hydroelectric plants and related infrastructure, in addition to high pressure and drainage pipes, shall be returned free of charge to the State in good working order.
The Autonomous Provinces of Trento and Bolzano, pursuant to the above decree, set the expiration of water concessions at 2010. Depreciation of assets in concession is therefore calculated on the shorter between the remaining term of the concession and the residual useful life of the asset.

Capital expenditure

In millions of euro	2001	2000
Generating plants:		
- hydroelectric	136	126
- thermal	549	379
- geothermal	80	58
- alternative sources	63	7
Total generating plants	**828**	**570**
Power lines and transformer stations	258	190
Electricity distribution networks	1,339	1,358
Telecommunications networks	1,195	936
Gas distribution networks	27	-
Buildings and other assets	446	299
TOTAL CAPITAL EXPENDITURE	4,093	3,353

The increase in capital expenditure on generation plants is due to the conversion of a number of thermal generation plants to combined-cycle turbogas technology, as well as the construction of wind and biomass generation plants by CHI Energy. In the high-voltage power line segment, the construction in Brazil of the power line to be managed by TSN started in 2001. Investments in the Telecommunications sector grew due to the need to increase the capacity and upgrade fixed and mobile networks, following the acquisition of Infostrada. The increase in other capital expenditure is due to web site software development costs in connection with the Enel.it project and higher works on buildings owned by the company.

Write-downs amount to euro 669 million and are represented by euro 443 million of extraordinary charges following the early disposal of analog meters currently in use, and their replacement with digital meters expected to be completed by 2004.
In the last part of 2001, the Board of Directors of interested companies resolved a considerable number of projects relating to the conversion of thermal plants to combined-cycle turbogas technology, resulting in the write-down of euro 166 million, recorded among extraordinary losses, of the residual value of plants to be decommissioned.

"Changes in the consolidation area and other changes" include the increase relating to the consolidation of WIND (euro 1,284 million), the acquisition of Infostrada (euro 645 million), and of companies operating in the gas distribution sector (euro 503 million), EGI (euro 196 million) and other minor companies (euro 3 million). The sale of Elettrogen resulted instead in a reduction of euro 1,667 million.

Extraordinary sales of assets relate to the following:
- transfer of a real estate business from Sei to Immobiliare Rio Nuovo, involving the subsequent sale of a 51% in the latter company to third parties, and conclusion of the analogous operation with Immobiliare Foro Bonaparte, 51% of which is also controlled by third parties. The book value of assets transferred is equal to euro 436 million;
- sale of Rome and Turin's metropolitan electricity distribution networks having a book value of euro 461 million;
- sale of generation plants located in the Valle d'Aosta previously conferred to Geval, having a total book value of euro 336 million.

Financial assets - *Euro 1,399 million*

Financial assets

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Equity investments in:			
- unconsolidated subsidiaries	10	780	(770)
- affiliated companies	287	180	107
- other companies	335	156	179
Total equity investments	**632**	**1,116**	**(484)**
Receivables from unconsolidated subsidiaries	-	468	(468)
Receivables from affiliated companies	7	4	3
Receivables from others:			
- receivables from Social Security institutions as contributions relief (Law 151/93)	-	97	(97)
- withholding taxes on employee termination indemnity (Law 662/96)	136	163	(27)
- advance paid on Camuzzi acquisition	434	-	434
- advance paid on Viesgo acquisition	94	-	94
- other	87	86	1
Total receivable from others	**751**	**346**	**405**
Other securities	9	1	8
TOTAL	1,399	1,935	(536)

Equity investments in unconsolidated subsidiaries

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
WIND Telecomunicazioni	-	780	(780)
Metan Gas Sicilia	1	-	1
Mobilmat	8	-	8
Enel Finance Ireland	1	-	1
TOTAL	10	780	(770)

The change over the December 31, 2000 balance is due to the consolidation of WIND, previously valued under the equity method.

Equity investments in affiliated companies

In millions of euro	At Dec. 31, 2001	% ownership	At Dec. 31, 2000	% ownership	2001-2000
Immobiliare Foro Bonaparte	127	49.00	134	49.00	(7)
Leasys	109	49.00	-	-	109
Euromedia Luxembourg One	16	28.57	16	28.57	-
AES Distrib. Salvador. Y Comp.	8	20.00	-	-	8
Star Lake Hydro Partnership	6	49.00	10	49.00	(4)
Lotti & Associati	6	40.00	-	-	6
EPV Holding LLC	-	37.14	6	37.14	(6)
KH (Multimedia Education)	-	49.00	5	49.00	(5)
Estel	3	39.78	-	-	3
Q-Channel	2	24.00	3	24.00	(1)
Megamind	2	30.00	-	-	2
Lario Distribuzione	-	-	3	50.00	(3)
FSB	2	21.04	-	-	2
Other	6	-	3	-	3
TOTAL	287		180		107

Investments in affiliated companies are valued on equity, with the exception of shares held in a number of consortium and small investments whose amount is not significant, which are recorded at purchase or subscription cost.
Relevant changes over December 31, 2000 are made up as follows:

- incorporation of Leasys and conferral to the same of heavy and light vehicles leasing and company fleet management activities. The operation was carried out jointly with Fiat Group (through Fidis) which owns at present 51% share in the company;
- euro 11 million write-down of investments in Star Lake, EPV Holding and Q-Channel as a result of losses;
- euro 7 million write-down in investment in Immobiliare Foro Bonaparte, following resolution to distribute part of paid-in capital in excess of par value;
- write-off of investment in KH Multimedia Education following its liquidation and the reporting of a euro 1 million loss;
- acquisition of a 40% share in Lotti & Associati, a hydraulic engineering company, for euro 6 million;
- acquisitions made in the context of venture capital activities (FSB) amounting to euro 2 million;
- impact of changes in the consolidation area relating to WIND, EGI and Powerco, for a total amount of euro 15 million (Estel, Megamind, AES Distrib. Salvadorenos Y Compania).

Equity investments in other companies

In millions of euro	At Dec. 31, 2001	% ownership	At Dec. 31, 2000	% ownership	2001-2000
Electra de Viesgo	234	12.50	-	-	234
Echelon Corporation	60	7.74	116	7.92	(56)
ETF Group	3	1.50	14	1.53	(11)
Sheldon Springs Hydro Associates	11	1.00	10	1.00	1
Internet Partnership Group	-	4.68	6	4.95	(6)
Lower Saranac Hydro Partners LP	4	1.00	4	1.00	-
Digital Persona Inc.	6	8.37	-	-	6
Selecta	3	5.00	-	-	3
Eutilia N.V.	2	9.81	-	-	2
Other	12	-	6	-	6
TOTAL	335		156		179

Major changes in 2001 are summarized below:

- acquisition, on December 21, 2001, of an initial 12.5% share of Electra de Viesgo for euro 234 million. The residual 87.5% share was acquired in January 2002 for a total price of euro 1,870 million;
- write-down in the value of the investment in Echelon by euro 56 million to adjust it to the average stock market price in the second half of the year. Echelon Corporation is a US company leader in the network linking of common use equipment. The investment was acquired in 2000 upon the conclusion of trade agreements aimed at the integration of the Echelon's Lonworks system technology in the "digital meter" project, a remote metering project developed by Enel Distribuzione;
- euro 17 million write-down in investments in the ETF Group and Internet Partnership Group due to the negative high-tech and Internet sector outlook in 2001;
- acquisitions amounting to euro 11 million made in the context of venture capital activities (Digital Persona, Selecta and Eutilia);
- effect of the acquisition of Powerco Group, amounting to euro 4 million.

"Receivables from unconsolidated subsidiaries" at December 31, 2000 were represented by a loan extended to WIND, now consolidated line-by-line.

"Receivables from affiliated companies" relate entirely to Megamind, a WIND affiliated company.

"Receivables from Social Security institutions as contributions relief" were due in full to the Parent Company in December 2001. At such date, only euro 71 million were paid out, while the euro 26 million balance, of which euro 24 million were collected in January 2002, was reclassified among current assets.

"Withholding taxes on employee termination indemnity" relate to amounts paid according to current regulations. Interest accrues on the balance at the same rate applied for amounts accrued to the provision. The decrease registered is due to the reduction in the number of employees in 2001.

The euro 434 million advance paid for the purchase of a 40% interest in the Camuzzi Group represents the total price agreed for the transaction concluded on October 16, 2001. The amount was deposited in an escrow account pending the closing of this transaction which is subject to the authorization of competent Authorities. On March 4, 2002 the parties entered into a new agreement pursuant to which Enel is to acquire a 98.58% interest in the Camuzzi Group for euro 1,043 million. The transfer of the shares is expected to take place at the end of May 2002, once competent Authority have approved the transaction.

With regards to the above-mentioned acquisition of Electra de Viesgo, concluded on January 8, 2002, at December 31, 2001 an advance of euro 94 million, representing 5% of the total acquisition price, had been paid.

"Other items" relate mainly to loans made to employees at current rates of interest for the acquisition of their first home and to face exceptional economic hardships.

Current assets

Inventories - *Euro 1,932 million*

Inventories

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Materials and fuels:			
- fuels	537	763	(226)
- materials, equipment and other stocks	280	344	(64)
Total	**817**	**1,107**	**(290)**
Residential buildings to be sold	304	323	(19)
Finished goods and merchandise	38	-	38
Contract work in progress	707	131	576
Advances	66	90	(24)
TOTAL	1,932	1,651	281

The decrease in the value of inventories of fuels is due primarily to lower volumes in inventory and the decline in average unit prices in the second half of 2001. Fuel oil inventories declined sharply following larger use of natural gas and the sale of Elettrogen.

The value of inventories (carried at the weighted average cost) is in line with market values at the end of 2001.

The reduction in the value of equipment inventories, concentrated in the electricity distribution area, is due to lower stocks resulting from inventory management efficiency improvements and the significant savings achieved through procurement activities.
The value of a number of residential buildings to be sold was written-down by euro 16 million due to floods and other environmental calamities, as appraised by a recent expert survey made by independent surveyors.
Finished goods and merchandise consist of telephone equipment and related accessories for resale.
The strong increase in contract work in progress is due primarily to the development carried out by Enelpower's Engineering and Contracting activities internationally. The increase is in line with advances paid by customers, recorded under liabilities.

Receivables - ***Euro 9,835 million***

Receivables

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Trade receivables:			
- electricity sector	5,041	3,383	1,658
- telecommunications sector	1,177	-	1,177
- other sectors	633	200	433
Total	**6,851**	**3,583**	**3,268**
Unconsolidated subsidiaries and affiliated companies	33	134	(101)
Electricity Equalization Fund	417	3,422	(3,005)
Others:			
- direct and indirect tax receivables	600	368	232
- tax prepayments	1,361	637	724
- other receivables	573	772	(199)
Total	**2,534**	**1,777**	**757**
TOTAL	9,835	8,916	919

The increase in *trade receivables* from the electricity sector is due to a number of factors, the main of which is represented by the method used to calculate revenues from the supply of electricity on the regulated market adopted in 2001. Revenues for the year include amounts billed within December 31, 2001 integrated with estimates of revenues from the supply of electricity provided after the last meter reading prior to year end. Such method allowed to retain the matching between revenues from the sale of electricity and the related costs, otherwise altered by the introduction of the new tariff system.
Effective January 1, 2001, the new rules include in the price paid to distribution companies and in the cost incurred by the same for the acquisition of electricity, the tariff component aimed at covering the cost of fuel. Such phenomenon resulted in an increase in trade receivables amounting to about euro 960 million.
The residual increase in the balance relating to the electricity sector is due primarily to a euro 248 million increase in receivables from the ISO reported by Terna, a euro 100 million increase in revenues from electricity transport and other activities carried out by Enel Distribuzione, to a euro 95 million in Enel Trade's sales on the free market, and to an increase of about euro 75 million in sales of electricity generated by plants falling under the provisions of CIP Regulation 6/92 made by generation companies from January 1, 2001 to the ISO.

The increase in trade receivables for other sectors is due mainly to the increase in fuel trading activities, the growth in the gas distribution sector and higher turnover registered by the Engineering and Contracting sector with customers outside the Group.
At December 31, 2001, the provision for doubtful accounts, which is recorded as a deduction from trade receivables, amounts to euro 432 million. At the same date, the provision amounted to euro 218 million, and the increase includes, in addition to normal changes, euro 97 million relating to the change in the consolidation area.

Receivables from unconsolidated subsidiaries and affiliated companies relate, at the end of 2001, exclusively to affiliated companies. Receivables from affiliated companies Immobiliare Rio Nuovo and Immobiliare Foro Bonaparte amounted to euro 24 million, of which euro 18 million made up by financial receivables.
The decline over December 31, 2000, is due to the consolidation of WIND.

Receivables from the Electricity Equalization Fund include euro 364 million as contributions for the generation of electricity, in addition to euro 53 million payable to CESI for system research activities. Payables to the Electricity Equalization Fund amount to euro 359 million, whereas net receivables total euro 58 million. At December 31, 2000 the corresponding net amount receivable was equal to euro 1,812 million. The decline is due to the collection of past years' amounts due and the mentioned introduction of a new tariff system for the regulated market.

Direct and indirect tax receivables increase due to higher VAT (Value Added Taxes) receivable.

The increase in *tax prepayments* amounts to euro 655 million relating to balances of WIND and Infostrada at December 31, 2001 related to loss carry-forwards for tax purposes. In particular, euro 174 million relate to losses that may be carried forward indefinitely, as they were recorded in the first three years of activity by WIND, while the residual euro 481 million (of which euro 350 million recorded in 2001 due to losses reported for the year and to the adjustment of the amounts accrued in past years pursuant to newly introduced regulations) relate to losses that may be carried forward for five years. As discussed in the "Intangible assets" note, based on business plans and the expected merger of Infostrada and WIND that lead to foresee the achievement of profits in the period in which loss carry-forwards may be utilized, there is reasonable certainty that such tax prepayments will be recovered.
In addition, the item includes prepaid taxes calculated on components whose tax deductibility is deferred, represented mainly by fixed asset write-downs and accruals to the provision for risks and charges.

The reduction in *other receivables* is due mainly to the repayment of euro 125 million deposited as margin with international financial institutions against hedging transactions entered into by subsidiary Enel.FTL.

Short-term investments - *Euro 1,248 million*

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Investments in affiliated companies	32	-	32
Marketable securities.			
- Enel bonds	532	545	(13)
- other fixed income securities	40	75	(35)
Total	572	620	(48)
Financial receivables	644	81	563
TOTAL	1,248	701	547

Investments in affiliated companies are made up by a 49% share in Immobiliare Rio Nuovo. Such company was incorporated in 2001 with a real estate property contributed as capital; a 51% interest in the company was subsequently sold to third parties. On November 8, 2001 at the same time Enel entered into an agreement for the sale of the remainder 49% held in Immobiliare Rio Nuovo to the majority shareholder. The sale is expected to be finalized during the year 2002.

Enel bonds are represented by a "Special series reserved to Enel employees". Fixed income securities are made up primarily by Government securities of which euro 31 million are deposited as margin for fuel hedging transactions carried out by Enel.FTL.

Financial receivables are represented mainly by Enel Factor's receivables for transactions carried out primarily with Group suppliers. The strong increase is due to the growth of factoring activities in 2001.

Cash and cash equivalents - *Euro 547 million*

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Bank deposits	519	360	159
Post Office deposits	26	28	(2)
Cash on hand	2	2	-
TOTAL	547	390	157

Bank deposits include cash used in ordinary operations. The balance at the end of the year is made up primarily by funds used to make payments falling due at the beginning of January 2002.
Cash and cash equivalents are available on demand, with the exception of euro 35 million pledged as collateral for transactions undertaken by CHI Energy, EGI, TSN and the Parent Company.

Accrued income and prepaid expenses

Accrued income and prepaid expenses - *Euro 227 million*

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Accrued income			
- financial receivables	1	7	(6)
- operating receivables	4	8	(4)
Total	5	15	(10)
Prepaid expenses			
- financial expenses	64	56	8
- operating expenses	158	88	70
Total	222	144	78
TOTAL	227	159	68

The increase in prepaid expenses is due almost entirely to the inclusion in the area of consolidation of WIND and Enel Distribuzione Gas. The latter recorded among prepaid expenses the euro 49 million substitute tax paid upon the freeing-up of the difference between the acquisition cost and the net equity of the subsidiaries that were merged into Enel Distribuzione Gas itself.

Receivables by maturity

In millions of euro	Maturing within one year	Falling due between 2 to 5 years	Over 5 years	Total
FINANCIAL RECEIVABLES	45	116	597 [1]	758
CURRENT RECEIVABLES				
Trade receivables	6,799	39	13	6,851
Receivables from affiliated companies	32	1	-	33
Receivables from others	1,570	694	270	2.534
Receivables from Electricity Equalization Fund	417	-	-	417
Total current receivables	8,818	734	283	9,835
Accrued income	5	-	-	5
TOTAL	8,868	850	880	10,598

[1] Receivables expiring over 5 years include euro 434 million relating to the advance paid on the acquisition of a 40% share in the Camuzzi Group and euro 94 million relating to the advance paid for the acquisition of the Viesgo Group.

Shareholders' Equity

Changes in Shareholders' Equity

In millions of euro	Capital stock	Legal reserve	Other reserves	Retained earnings	Net income	Total
Balance at Dec. 31, 1998	**6,263**	**130**	**6,500**	**3,424**	**2,214**	**18,531**
Appropriation of 1998 earnings:						
- dividends	-	-	-	-	(1,015)	(1,015)
- accrued to reserves	-	53	-	1,146	(1,199)	-
Shareholders' Meeting resolution dated Sept. 3, 1999:						
- reserve distribution	-	-	(2,284)	-	-	(2,284)
- transfer of reserves	-	1,070	(1,070)	-	-	-
1999 net income	-	-	-	-	2,345	2,345
Balance at Dec. 31, 1999	**6,263**	**1,253**	**3,146**	**4,570**	**2,345**	**17,577**
Appropriation of 1999 earnings:						
- dividends	-	-	-	-	(1,453)	(1,453)
- accrued to reserves	-	-	-	892	(892)	-
2000 net income	-	-	-	-	2,188	2,188
Balance at Dec. 31, 2000	**6,263**	**1,253**	**3,146**	**5,462**	**2,188**	**18,312**
Translation of foreign companies' financial statements and other changes	-	-	-	6	-	6
Reserve distribution	-	-	(902)	(451)	-	(1,353)
Appropriation of 2000 earnings:						
- dividends	-	-	-	-	(225)	(225)
- accrued to reserves	-	-	-	1,963	(1,963)	-
Restatement of the capital stock in euro and reverse stock split	(200)	200	-	-	-	-
2001 net income	-	-	-	-	4,226	4,226
BALANCE AT DEC. 31, 2001	6,063	1,453	2,244	6,930	4,226	20,968

Capital stock - *Euro 6,063 million*

In accordance with the resolution of the Shareholders' Meeting held on May 25, 2001, the capital stock of the Group Parent Company was restated in euro (bringing the nominal value of the shares from lire 1,000 to euro 0.50 each). At the same time the shares were grouped in a ratio of one share with nominal value 1 euro for every two shares of nominal value euro 0.50, effective July 9, 2001. Following such reverse stock split, the capital stock is now made up by 6,063,075,189 ordinary shares of nominal value euro 1 each.

As a result of these roundings, the capital stock decreased from euro 6,263 million to euro 6,063 million, with the balance transfered to Legal reserve (euro 200 million).

At December 31, 2001, according to the Shareholders' Register and information available, there are no shareholders holding an interest greater than 2% of the capital stock of the Company other than the Italian Treasury (with 67.57% of the capital stock).

Legal reserve - *Euro 1,453 million*

Legal reserve increases by euro 200 million, following the restatement of the capital stock in euro as described above.

Other reserves - ***Euro 2,244 million***

Other reserves, amounting to euro 2,244 million, are comprised of:

Restatement reserve (law no. 292/1993) - Euro 2,215 million

It includes the residual amount of value adjustments made upon the transformation of Enel from Governmental Entity to corporation. In 2001, the balance declined by euro 902 million following the distribution from the reserve resolved by the Shareholders' Meeting held on May 25, 2001.

No tax credit or taxation is applicable to shareholders on the amounts distributable from the reserve as it does not constitute a dividend distribution pursuant to article 44, comma 1 of Presidential Decree no. 917, December 22, 1986.

Other reserves - Euro 29 million

These include mainly the consolidation reserve arising from the first-time inclusion in the Consolidated Financial Statements.

Retained earnings - ***Euro 6,980 million***

The Shareholders' Meeting held on May 25, 2001 resolved the distribution of euro 451 million from retained earnings of the Parent Company.

Reconciliation between the Shareholders' Equity and net income of the Parent Company and those recorded in the consolidated statements

In millions of euro	Net income 2001	Shareholders' Equity at Dec. 31, 2001	Net income 2000	Shareholders' Equity at Dec. 31, 2000
Balance from the Parent Company's financial statements	3,578	13,350	226	11,350
Effect of the consolidation of subsidiaries' financial statements	709	7,737	2,004	7,025
Elimination of intra-group gains	(57)	(117)	(39)	(60)
Other consolidation adjustments	(4)	(4)	(3)	(3)
BALANCE FROM THE CONSOLIDATED FINANCIAL STATEMENTS	4,226	20,966	2,188	18,312

The effect of consolidation of subsidiaries' financial statements reflect the difference between the shareholders' equities, the subsidiaries' net incomes, the respective book values of investments and dividends recorded, taking into account consolidation differences, their amortization and the elimination of write-downs in the value of investments recorded in the respective statutory accounts.

The elimination of intra-group gains relates mainly to the elimination of margins earned on intra-Group generation and transmission plant construction activities.

Provisions for risks and charges

Changes in provisions for risks and charges

In millions of euro	At Dec. 31, 2000	Accruals	Withdrawals	Changes in consolidation area	Freeing-up of accelerated depreciation reserve	At Dec. 31, 2001
Retirement benefits provision	413	104	(87)	-	-	430
Deferred tax provision	3.789	575	(243)	(225)	(1,315)	2,581
Other provisions:						
- Legal disputes and other contingencies:						
. legal proceedings	375	46	(42)	(10)	-	369
. suspended investment projects	100	13	(51)	-	-	62
. other	392	388	(190)	22	-	612
Total	867	447	(283)	12	-	1,043
- Stranded costs provision	117	-	(117)	-	-	-
- Restructuring of financial instruments	13	-	(2)	-	-	11
- Early retirement incentives	173	29	(168)	(4)	-	30
Total	**1,170**	**476**	**(570)**	**8**	**-**	**1,084**
TOTAL PROVISIONS FOR RISKS AND CHARGES	5,372	1,155	(900)	(217)	(1,315)	4,095

Retirement benefits provision - *Euro 430 million*
The provision includes the present value of expected future retirement benefits for retired managers amounting to euro 417 million. Accruals to the employee retirement benefits provision are made up by euro 75 million of adjustments to the present value of future pension benefits of retired managers, and by the indemnity due in lieu of notice accrued during the year by personnel currently employed, amounting to euro 29 million. Calculations relating to future retirement benefits due to retired managers take into account changes resulting from the early payment of a large part of such benefits at the end of 2000.
Withdrawals relate to the payment of benefits made in the year.

Deferred tax provision - *Euro 2,581 million*
In addition to deferred taxes recorded in the statutory accounts of consolidated companies, the tax provision includes deferred taxes on consolidation adjustments.
The euro 1,208 million reduction over the previous year is due to euro 1,315 million relating to the reversal of deferred taxes accrued through December 31, 2000 on accelerated depreciation reserves. These have in fact been freed-up from corporate tax (IRPEG) by the Group's major companies, after the recognition of a 19% substitute tax, as allowed by the 2002 Budget Law. The reduction in the deferred tax provision is correlated to the euro 712 million increase in taxes payable, corresponding to the substitute tax due, and by an euro 603 million reduction in the amount of income taxes for the year, represented by the difference between deferred taxes accrued according to ordinary corporate tax rates and the substitute tax payable.
Deferred taxes on consolidation differences are correlated with the elimination of depreciation calculated in accordance with maximum ordinary depreciation rates, in excess of those determined by using reference depreciation rates.
The amount of euro 225 million reported as the effect of changes in the consolidation area relates to a euro 242 million decline due to the sale of Elettrogen and to the euro 17 million increase relating to the acquisition of EGI.

Other provisions - *Euro 1,084 million*

Legal disputes and other contingencies - Euro 1,043 million

The balance relates to the following components:

Legal proceedings - Euro 369 million

The provision covers potential liabilities arising from current legal proceedings and other disputes during the year, in addition to the update of estimates on proceedings from previous years, based on the advice provided by internal and external legal advisors, without taking into consideration the effect of proceedings for which a favorable outcome is expected or those for which an adverse outcome may not be quantified. For these we refer to the note on "Off Balance Sheet Items".

Suspended investment projects - Euro 62 million

The provision is accrued against residual potential charges and losses connected with the abandonment or change of plans relating to suspended investment projects.

Other - Euro 612 million

Other accruals relate to risks and charges of various nature, related mainly to the operation and conversion of plants, to litigation with local administrations for taxes and fees of various nature (determined according to independent estimates), to the estimated cost arising from the business integration between WIND and Infostrada and other contingencies in the telecommunications sector. Accruals made in the year include euro 58 million corresponding to the estimated cost for the conversion of thermal plants to turbo gas combined cycle technology, recorded among extraordinary charges together with the write-down in the value of the plants. Extraordinary items include also euro 99 million relating to the estimated costs of the merger between WIND and Infostrada. Ordinary accruals include a euro 60 million provision for environmental risks and euro 41 million relating to charges of various nature connected with the telecommunications sector.

Uses relate mainly to the settlement of litigation on fees and local taxes, damages in excess of insurance coverage and other charges of various nature for which an accrual was made. They include also the release of euro 52 million relating to the renewal of the collective labor contract in July 2001.

Stranded costs provision - Euro 0 million

In 2001, the provision for stranded costs amounting, at December 31, 2000 to euro 117 million, was reversed and its balance recorded under income. As described more in detail in the Report on Operations, Ministerial Decree dated April 17, 2001 and Authority Resolution no. 114/01 dated May 25, 2001, introduced significant changes in the method used to calculate stranded costs. These are costs to be reimbursed relating to capital expenditure in generation plants that may not be recovered due to the coming into effect of European regulation liberalizing the electricity market. Based on the new mechanism, stranded costs may be determined only at the end of the period considered and not for each individual fiscal year.

In light of these regulatory changes, the amount prudentially accrued to the provision at December 31, 2000 has been recorded as income in 2001.

Provision for the restructuring of financial instruments - Euro 11 million

The provision includes charges deriving from the restructuring of derivative contracts (swaps and swap options) entered into in previous years to hedge against the risk of fluctuations in interest rates with reference to medium- and long-term debt repaid before expiration.

Costs accrued in the provision cover the potential cost of interest rate hedging instruments which have been reassigned to other debt not hedged for such risk. The provision has been utilized to cover charges deriving from contracts that had not expired at December 31, 2001.

Provision for early retirement incentives - Euro 30 million
The provision for early retirement incentives consists of accruals relating to offers made to employees as an incentive to early retirement as part of the Company's reorganization. Such incentives are negotiated with each individual employee. The utilization of the provision relates to payments made to employees who retired during the year.

Employee termination indemnity

Changes in employee termination indemnity

In millions of euro	
Balance at Dec. 31, 2000	1.525
Accruals	218
Ordinary distribution	(312)
Changes in consolidation area and other changes	(13)
BALANCE AT DEC. 31, 2001	1.418

The provision includes amounts accrued for severance liability due upon retirement in accordance with applicable legislation, net of advances paid to employees for medical expenses, the first-time purchase of a home and the acquisition of Enel shares, in addition to payments accrued to the Enel Manager Pension Fund (FONDENEL) and the Enel Employee Pension Fund (FOPEN).

Accounts payable

Bonds - *Euro 7,962 million*

Medium- and long-term bank debt - *Euro 8,695 million*

The items include debt relating to bond issues and other financing denominated in euro and in other currencies.

Medium- and long-term debt at the end of 2001 includes bond issues guaranteed by the State amounting to euro 1,438 million (euro 1,691 million at the end of 2000) and bank loans guaranteed by the Italian State amounting to euro 451 million (euro 660 million at the end of 2000).

Medium- and long-term debt

In millions of euro	Maturity range	Balance at Dec. 31, 2000	Balance at Dec. 31, 2001	2002	2003	Maturing by 2004	2005	2006	over
Bonds									
- listed-fixed rate	2004-2031	2,750	5,075	-	-	3,000	750	225	1,100
- listed-floating rate	2006-2009	1,396	252	-	-	-	-	166	86
- unlisted-fixed rate	2005-2008	76	195	-	-	-	76	45	74
- unlisted-floating rate	2002-2021	2,110	2,157	25	21	21	21	21	2,048
- fixed rate-EU agencies	2002-2010	318	263	53	53	38	39	37	43
- floating rate-EU agencies	2003-2009	25	20	4	4	3	3	3	3
Total		6,675	7,962	82	78	3,062	889	497	3,354
Bank loans									
- fixed rate	2002-2012	34	89	9	10	10	10	8	42
- floating rate	2002-2011	2,273	5,853	244	884	620	278	54	3,773
- fixed rate-EU agencies	2002-2009	705	429	183	79	46	36	30	55
- floating rate-EU agencies	2004-2016	783	2,324	49	49	56	92	172	1,906
Total		3,845	8,695	485	1,022	732	416	264	5,776
TOTAL		10,520	16,657	567	1,100	3,794	1,305	761	9,130

Unlisted-floating rate bonds include euro 532 million relating to "1994-2019 Special series reserved to personnel" repurchased by Enel and recorded under "Other securities" in the current assets.

Breakdown of debt by currency and interest rate

In millions of euro	Maturity range	Balance at Dec. 31, 2000	Average interest rate	Balance at Dec. 31, 2001	Average interest rate
Euro	2002-2031	10,308	5.35	16,295	4.94
US dollar	2002-2011	22	8.07	53	4.57
British pound	2002-2007	21	9.75	17	9.74
Swiss franc	2002-2009	77	6.93	65	6.95
Danish kroner	2002	3	10.55	1	10.55
Yen	2002-2010	89	5.57	183	2.58
Other currencies		-	-	43	7.75
Total non-euro currencies		212		362	
TOTAL		10,520		16,657	

00148

Changes of medium- and long-term debt

In millions of euro	Balance at Dec. 31, 2000	Repayments	New debt	Changes in the consolidation area	Balance at Dec. 31, 2001
Fixed rate bonds	3,144	(54)	2,443	-	5,533
Floating rate bonds	3,531	(1,417)	315	-	2,429
Fixed rate bank loans	789	(367)	1	95	518
Floating rate bank loans	3,056	(2,488)	5,625	1,984	8,177
TOTAL	10,520	(4,326)	8,384	2,079	16,657

Bonds and bank loans increase as compared with December 31, 2000 by euro 6,137 million, of which euro 8,384 million relating to new issues, euro 4,326 million to repayments and euro 2,079 million to changes in the consolidation area, of which euro 1,958 million to WIND's debt at the end of 2000.
The latter is represented by two Facility Agreements and a loan from the European Investment Bank, extended to cover financial needs deriving from the purchase of the UMTS license and capital expenditure on the network.

Repayments relate mainly to debt expiring in the year. In October 2001, euro 1,200 million of Enel 1999-2001 floating rate bonds expired.
In 2001 the euro 3 billion Medium-Term Notes Program concluded by Enel in November 2000 was reviewed. The new program, stipulated in May 2001, provides for the increase in the amount to euro 7,500 million and the inclusion of Enel Investment Holding BV as issuer (guaranteed by Enel).
As part of the same program, Enel Investment Holding BV issued on May 23, 2001 euro 2,000 million of three-year bonds guaranteed by Enel, at the terms described below:

Condition	
Amount	euro 2,000 million
Repayment	in one installment at June 7, 2004
Coupon	5% fixed rate
Coupon payment	Annual in arrears
Issue price	99.932
Early repayment	Not allowed
Listed at	Luxembourg

As part of the same program, Enel issued, through private placements 14 bond issued for a total amount of euro 735 million, of which 11 denominated in euro (amounting to euro 617 million), and 3 denominated in Japanese Yen, for a total amount of Japanese Yen 13 billion (equal to an amount in euro, determined at the exchange rate applicable at the time of the issue, of euro 118 million). The currency risk relating to loans denominated in Japanese Yen was hedged in full through currency swap transactions entered into at the time of the issue.

In 2001, the European Investment Bank (EIB) extended three loans guaranteed by Enel amounting to euro 1,250 million to Enel Distribuzione (2nd installment, for an amount of euro 500 million), Terna (euro 250 million), and Enel Produzione (euro 500 million), all having a term of 15 years and an interest rate linked to that of EIB. Such loans will contribute to finance investment projects for new construction, the renovation and upgrade of existing plant.

With respects to WIND, in 2001 two Non Recourse Facility Agreements totaling euro 7,000 million were obtained on the market of syndicated loans. One facility relates to WIND and amounts to euro 5,500 million, and another facility is for Infostrada amounting to euro 1,500 million. Such loans agreements, partly drawn at the end of 2001, will be used to finance capital expenditure on the network, in addition to the repayment of the two previous Facility Agreements obtained in 2000.

At December 31, 2001, floating rate debt accounted for about 64% of total medium- and long-term debt outstanding. To reduce exposure to interest rate risk, at the same date, interest rate hedging transactions for a total nominal value of euro 4,303 million, of which euro 4,096 million in interest rate swaps, and euro 207 million of interest rate collars.
After taking into account such hedging positions, the total exposure to interest rate fluctuations, weighting interest rate collars nominal values, can be estimated at about 44% of outstanding debt.
The fair value at December 31, 2001 of interest rate hedging instruments amounted to a euro 125 million loss. Such amount is net of euro 9 million of accrual and euro 11 million accrued to the provision for the restructuring of financial instruments.
At December 31, 2001, the fair-value of the total debt amounted to euro 16,694 million.

Short-term debt - ***Euro 5,906 million***
Payables to other financing entities: Commercial Paper - ***Euro 604 million***
Short-term debt includes the use of revolving credit lines amounting to euro 2,421 million, and 18-month loans amounting to euro 500 million. In the year, the euro 10 billion credit line obtained in November 2000 was renewed, reducing the amount to euro 5 billion. A total of euro 1,024 million of 18-month loans expired, together with euro 516 million of revolving credit lines.
In the context of a financial policy aimed at diversifying sources of financing and at reducing the cost of funds, Enel Investment Holding BV approved the issue of a Commercial Paper guaranteed by Enel, up to an aggregate of euro 1,500 million. At December 31, 2001, euro 604 million of commercial paper had been issued.
The euro 2,481 million increase in short-term financial debt (bank debt and commercial paper issued) allowed to achieve higher flexibility in the management of financial debt. Such higher recourse to short-term financial debt was deemed appropriate in view of the collection of funds resulting from the divestment program. Short-term financial debt allowed to take advantage of declining interest rates.

Payables to other financing entities: other loans - ***Euro 568 million***
The increase of euro 153 million over December 31, 2000 is due primarily to changes in the consolidation area (euro 457 million), and to the repayment of debt to So.g.i.n. (euro 310 million). In the context of changes in the consolidation area, a loan made by the France Télécom Group to WIND in December 2000, amounting to euro 359 million and expiring on January 31, 2010, contributed to the financing of the acquisition of the UMTS license.

Advances - ***Euro 801 million***
The increase in advances (euro 491 million) can be attributed mainly to the growth of Engineering and Contracting activities with outside customers.

Trade payables - ***Euro 6,174 million***
Trade payables include payables for the supply of electricity, fuel, materials and equipment, in addition to those relating to contract work and other services provided through December 31, 2001.
The euro 1,789 million increase over December 31, 2000 is due primarily to changes in the consolidation area.

Payables to subsidiaries and affiliated companies - ***Euro 12 million***
These relate mainly to amounts payable to Euromedia Luxembourg, amounting to euro 8 million.
The decline is due almost entirely to the consolidation of WIND.

Tax payables - ***Euro 1,595 million***

Tax payables

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Withholding taxes	89	120	(31)
Electricity and gas consumption taxes	123	60	63
Substitute tax due upon freeing-up of accelerated depreciation reserves	712	-	712
Income taxes	570	393	177
Other	101	34	67
TOTAL	1,595	607	988

The increase over the previous year can be attributed mainly to the accrual of substitute tax payables on the freeing-up of accelerated depreciation reserves on the part of Group companies taking advantage of such possibility offered by the 2002 Budget Law, as described in the note on deferred taxes. The payment will be made in 3 equal installments in 2002-2004. A 3% interest will be charged on the outstanding amount during the same period.
Income taxes payable include also substitute taxes on capital gains realized in the year.
The increase in item "other" is due primarily to the accrual of euro 54 million due as substitute tax on the freeing-up of merger difference arising on the merger of gas distribution companies into Enel Distribuzione Gas.
Under the statute of limitation, income taxes of the Parent Company have been defined up to fiscal year 1995, whereas for VAT purposes they have been defined up to fiscal year 1996.

Social Security payables - ***Euro 819 million***
The item includes the residual amount payable to INPS as extraordinary contribution following the suppression of the Electricity Industry Employee Pension Fund (euro 651 million) and payables to social security and insurance institutions, related to contributions due by Group companies.
The reduction of euro 849 million is due primarily to the payment of the second installment due for the above extraordinary contribution, amounting to euro 651 million, in addition to the repayment in full of payables to FONDENEL, amounting at the end of 2000 to euro 105 million.

Other payables - ***Euro 3,206 million***

Other payables

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Security and reimbursements due to customers	1,371	1,181	190
Payable to personnel	533	540	(7)
Payable to Treasury for UMTS license	325	-	325
Payable to Ferrovie dello Stato for TLC network	304	-	304
Water and urban development fees	110	137	(27)
Prepaid telephone traffic	126	-	126
Other payables	437	154	283
TOTAL	3,206	2,012	1,194

The increase over December 31, 2000 is due mainly to changes in the consolidation area. The balance at December 31, 2001 includes euro 325 million relating to the residual amount payable by WIND to the Italian Treasury for the issue of the UMTS license, and euro 304 million relating to the amount due by Infostrada to Ferrovie dello Stato pursuant to the contract signed in 1998 regulating usage and transmission rights of the fiber optic network owned by the latter company.
The increase in other payables includes euro 234 million for the acquisition of a first 12.5% interest in the capital of Viesgo on December 21, 2001, as described in the note to financial assets.

Payables to Electricity Equalization Fund - *Euro 359 million*
The reduction of euro 1,251 million is due to the introduction of new regulation described in detail in the Report on Operations.

Accrued liabilities and deferred income

Accrued liabilities and deferred income - *Euro 782 million*

Accrued liabilities and deferred income

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Accrued liabilities			
- accrued interest	192	138	54
- operating payables	28	23	5
Total	220	161	59
Deferred income			
- deferred interest	17	10	7
- deferred operating income	545	484	61
Total	562	494	68
TOTAL	782	655	127

The increase in accrued interest payable relates to the increase in financial debt. Higher deferred operating income is due to contributions received from third parties for activities carried out in the year, mainly by Enel Distribuzione, Terna and So.l.e.

The table that follows shows the breakdown of accrued liabilities and deferred income by maturity.

In millions of euro	Maturing within one year	Falling due between 2 to 5 years	Over 5 years	Total
LOANS				
Bonds	82	4,526	3,354	7,962
Long-term bank debt	485	2,434	5,776	8,695
Short-term bank debt	5,906	-	-	5,906
Other loans	634	59	479	1,172
Total loans	**7,107**	**7,019**	**9,609**	**23,735**
OTHER ACCOUNTS PAYABLE				
Advances	772	29	-	801
Trade payables	6,037	132	5	6,174
Payables to subsidiaries and affiliated companies	12	-	-	12
Tax payables	1,096	499	-	1,595
Social security payables	814	5	-	819
Other payables	2,544	360	302	3,206
Payables to Electricity Equalization Fund	359	-	-	359
Total other accounts payable	**11,634**	**1,025**	**307**	**12,966**
Accrued liabilities	220	-	-	220
TOTAL	18,961	8,044	9,916	36,921

Commitments

Commitments include amounts relating to guarantees, risks and other commitments assumed by the Group, as indicated below:

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
GUARANTEES GIVEN			
Guarantees on loans to:			
- ELCOGAS SA	20	20	-
Guarantees given on behalf of third parties	-	70	(70)
Total	**20**	**90**	**(70)**
OTHER COMMITMENTS			
Commitments to suppliers of:			
- electricity	5,001	5,694	(693)
- fuel	33,643	35,517	(1,874)
- sundry supplies	2,797	2,222	575
- contract work	1,194	1,058	136
Forward currency purchases	1,978	1,808	170
Forward currency sales	2,197	660	1,537
Commodity hedging contracts	602	633	(31)
Sundry guarantees to lending institutions	52	53	(1)
Third party securities held in safe custody	712	4	708
Leasing payments	18	17	1
Total	**48,194**	**47,666**	**528**
TOTAL	48,214	47,756	458

Commitments to suppliers of electricity

In millions of euro	
Year	
2002-2006	3,261
2007-2011	1,740
2012-2016	-
2017 and beyond	-
TOTAL	5,001

The above commitments relate almost entirely to imports, as all domestic energy purchase contracts have been transferred to the ISO effective January 1, 2001, pursuant to a specific decree issued by the Ministry of Industry.

Commitments to suppliers of fuel

In millions of euro	Natural gas	Fuel oil	Coal	Logistic services	Orimulsion	Total
Year						
2002-2006	9,469	970	95	308	228	11,070
2007-2011	9,067	40	-	20	-	9,127
2012-2016	9,067	-	-	-	-	9,067
2017 and beyond	4,379	-	-	-	-	4,379
TOTAL	31,982	1,010	95	328	228	33,643

The price of such supplies is variable and for the most part denominated in foreign currency. Amounts have been calculated according to parameters and exchange rates at December 31, 2001.

The Enel Group acquires electricity from foreign countries and fuel on the international oil and natural gas market. It is consequently exposed to the risk of fluctuations in exchange rates and in the price of energy commodities.
The current tariff system reduces considerably the exposure of the Enel Group to currency and commodity price risk deriving from the purchase of fuel and from electricity imports. The tariff system provides in fact for the reimbursement of fuel and electricity import costs, indexed, among other parameters, to a basket of fossil fuel prices quoted on international markets. Based on such indexing mechanism, changes in the price of fuel and foreign exchange fluctuations are reflected in the amounts reimbursed, and therefore on tariffs. As a result, the exposure of the Enel Group to currency and commodity price fluctuations relates primarily to the timing difference between the time fuel is purchased and the period considered for the reimbursement of costs. In addition, exposure to risk is also affected by the different breakdown of raw materials used in the production process vis-à-vis the raw materials basket used as benchmark in determining the tariff applied.
Up until 1999, the Group chose not to hedge systematically such risks through the use of financial instruments, as these were limited to the transfer of small portion of income from one accounting period to the next.
In the second half of 2000, following the strong increase in volatility registered in currency and commodity markets and in view of the start of operations of the Electricity Exchange interrupting the current reimbursement mechanism, the Group began to hedge systematically the currency and commodity price risk deriving from the mentioned timing difference. Currency risk is currently managed by Enel, while commodity risk is managed by Enel.FTL.
Towards the end of 2001, the Group developed further its commodity and currency risk management procedures, extending coverage to the effects connected to the breakdown of the basket used as benchmark.
In such context, at the end of the year Enel had entered into forward currency hedging transactions amounting to euro 1,284 million, recorded under commitments both under commitments to purchase and to sell currency forward. The remaining commitments relate to currency hedging transactions on payables, receivables and amounts to be collected in the future denominated in currencies other than the euro. Currency hedging transactions that are not connected to specific underlying positions amount at the end of 2001 to euro 71 million, of which euro 60 million of currency options and euro 11 million of forward contracts.

Commitments resulting from commodity hedging transactions amount to euro 602 million and relate to hedging transactions described above and are represented by commodity swaps and futures.

Securities held in custody and deposit are represented by WIND Telecomunicazioni shares held with the company.

OFF BALANCE SHEET ITEMS

Litigation

Rulings on tariffs
A number of industrial customers who consume large amounts of electricity have questioned the legitimacy of the method with which CIP and subsequently the Authority for Electricity and Gas determined electricity tariffs in the past.
All decisions up to now taken have confirmed the legitimacy of measures appealed. In case of a repeal of measures taken on tariff setting, which could give rise to claims for the reimbursement of amounts paid to Enel for the supply of electricity, the latter's economic position would be unchanged, since any repeal of tariffs would have to be followed by the issue by the Authority of new tariff regulations that compensate Enel for the amounts lost.

Environmental issues
Controversies relating to the effect of electric and magnetic fields generated by equipment and transmission networks affect Enel Distribuzione and Terna, that inherited such issues from Enel.
The issue may therefore be discussed jointly for the two companies, for which the most critical factor is represented by the effects connected to electro-magnetic fields generated by equipment in use.
The two companies replaced Enel in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential harmfulness, despite the fact that, in the great majority of cases, these have been installed in application of current norms. Only in a limited number of cases have claims for health related damages caused by electromagnetic fields been filed.
With regards to decisions taken on the matter, only sporadically have there been pronouncements unfavorable to the Group. All of these have been appealed so that at the present date there are no final pronouncements against the Group, while no damages for health reasons have ever been granted.
Recently, recourse to legal action requesting the immediate suspension or modification of plant operation by residents who lament health problems allegedly caused by power lines is increasing.
With regards to Enel Distribuzione, there were also litigations relating to complaints on the part of private individuals concerning magnetic fields generated by medium- and low-voltage power cabins located inside buildings. In such cases, however, equipment was assessed to be in wide compliance with induction limits set by current legislation.
A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors the Company believes that the possibility of negative outcomes is remote, though for a limited number of cases this cannot be ruled out completely. In case of negative pronouncements, consequences could consist in the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present such charges may not be quantified and are therefore not included in the "Provision for legal disputes and other contingencies".

Norms relating to electric and magnetic fields
Litigation concerning the effect of electric and magnetic fields could evolve in favor of Enel following the coming into effect of a law on electro-magnetic emissions (36/2001) on March 22, 2001. The Law regulates the field and, establishes the fundamental principles to be followed by Regional regulating bodies, setting rules that apply to the whole national territory as well as providing for the issuance by the State Government of resolutions setting exposure limits, attention thresholds and quality objectives. Such resolutions are

expected to be issued in the short term. New regulations apply to low frequency equipment such as transmission and distribution lines, and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephones. The new national law introduces a ten-year program for the environmental upgrade of the whole national network to new exposure limits in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to law 481/95, as they represent costs incurred in the general interest.

Litigation relating to the acquisition of Infostrada

In March 2001, Enel filed an appeal with the Lazio Regional Court to invalidate and subspend the resolution of the Authority for Competition and the Market subordinating the purchase of Infostrada by Enel to the sale of a further 5,500 MW of its generating capacity. With its pronouncement dated November 14, 2001, the Lazio Regional Court granted in full Enel's requests. The Authority for Competition and the Market announced its intention to appeal to the State Council.

Stranded costs

On July 24, 2001 Enel and Enel Produzione apealed to the Lombardy Administrative Regional Court to invalidate Resolution no. 114/01 issued by the Authority for Electricity and Gas. The Resolution sets criteria for the determination of costs that may not be retrieved due to the liberalization of the electricity market (stranded costs). According to the appealing party, by issuing such Regulation, the Authority went beyond its task of implementing regulations issued by the Ministry of Industry, as provided by Decree no. 79/99, introducing a mechanism for the calculation of stranded costs in violation of criteria indicated in the mentioned decrees, strongly damaging Enel. With its pronouncement dated January 9, 2002, the Lombardy Administrative Regional Court granted in full Enel and Enel Produzione's requests. The term for an appeal to the State Council by the Authority for Electricity and Gas has not expired.

INCOME STATEMENT

Revenues

Revenues

In millions of euro	2001	2000	2001-2000
Revenues from sales and services:			
- energy sold on the regulated market	18,370	11,488	6,882
- energy sold on the free market	1,947	1,252	695
- electricity sales to the ISO and other sales	560	46	514
- energy transport fees received	1,214	980	234
- Electricity Equalization Fund contributions	783	9,778	(8,995)
- connection fees	591	632	(41)
- telecommunications services provided	2,817	-	2,817
- gas sales on the regulated and free market	423	64	359
- fuel trading	723	80	643
- other sales and services	297	271	26
Total	**27,725**	**24,591**	**3,134**
Change in contract work in progress	515	97	418
Capitalized expenses	934	878	56
Other revenues	622	506	116
TOTAL	29,796	26,072	3,724

In 2001, sales in countries other than Italy amounted to euro 433 million, as follows:

In millions of euro	2001
Middle East	328
North America	49
Center and South America	26
Africa	18
Europe	12
TOTAL	433

Revenues from sales and services - ***Euro 27,725 million***

Revenues from energy sold on the regulated market were affected by new tariffs effective January 1, 2001, which include the share aimed at covering the cost of fuel, previously paid by the Electricity Equalization Fund. The amount recorded as contributions among revenues in 2001 amount to euro 8,869 million, so that the amount of revenues comparable with that of the previous year is equal to euro 9,501 million, declining by euro 1,987 million due to the reduction in tariffs (down about 11% on average due to the price-cap mechanism and the €c 0.52 reduction per kilowatt in the tariff component aimed at remunerating fixed production costs), in addition to lower quantities sold (down 11.0%, 22,019 million kWh) as a consequence of the opening up of the market. The reduction was partly offset by the shift of the mix towards low-voltage electricity sales, characterized by higher unit revenues. Due to the introduction of new tariffs which now include the fuel component costs and to retain comparability between costs and revenues – as explained in the note on Trade receivables – starting in 2001, revenues for the year include the estimated revenues from the supply of electricity provided after the last meter reading prior the year end for an amount of euro 960 million. The amount of energy supplied by December 31, 2000 and billed in the first months of 2001, equal to euro 501 million (determined according to the calculation method previously in use and therefore net of the fuel cost component), was recorded in 2001 among extraordinary income.

Revenues from the sale of electricity on the free market increase by euro 695 million due to higher volumes sold (up 28.3%, 5,943 million kWh) and to the increase in the sale price following the growth in parameters linked to the cost of fuel and of transport.
Following the introduction of new regulations, in 2001 *generation companies* sold electricity generated by plants under the provisions of CIP Regulation 6/92 to the ISO which, in turn, made it available to the free market. Revenues amounted to euro 504 million, while a comparison with 2000 is not possible as at that time such sales were directed to Group companies (Enel Distribuzione and Enel Trade).

The strong increase in *revenues from energy transport*, up euro 234 million, is partly due to the new regulatory and market framework. Such amount is in fact represented by higher revenues recorded by Enel Distribuzione for the transport on its network of electricity for the free market, growing steadily after its recent liberalization.

The reduction in *Electricity Equalization Fund contributions* is due primarily to the mentioned introduction of new tariffs for the regulated market. Contributions for 2001 are made up by euro 452 million relating to the €c 0.3 per kilowatt tariff component applicable to electricity generation to be sold on the regulated market, aimed at covering the cost of the transition to the new organization of the electricity market, by euro 314 million relating to past years' contributions on electricity generated by plants under the provisions of CIP Regulation 6/92 recognized in the year, with the balance comprised of minor components. In 2001, contributions previously received for the purchase of electricity from third parties and those on electricity generated by plants falling under the provisions of CIP Regulation 6/92 were also eliminated. The first were replaced by the mentioned introduction of a single tariff for the sale of electricity, and the second by a corresponding share in the sale price of such energy to the ISO.

Revenues of telecommunications companies WIND, Infostrada and their subsidiaries, consolidated since 2001, amounted to euro 2,817 million.

The euro 359 million increase in revenues from the *distribution and sale of natural gas* is due to the acquisition in the year of a number of companies in the sector, in addition to the start of sales on the free market on the part of Enel Trade.

Fuel trading activities registered a strong growth in 2001. Revenues increased by euro 643 million due to the strong development of Enel.FTL's trading with third parties.

Change in contract work in progress - ***Euro 515 million***
Contract work in progress increases by euro 418 million over the previous year, reflecting the growth in contract work carried out by Enelpower for customers outside the Group.

Capitalized expenses - ***Euro 934 million***
Capitalized expenses increase by euro 56 million due to internal construction of plants.

Other revenues - ***Euro 622 million***

The euro 116 million increase is due mainly to the reversal of euro 117 million related to amounts accrued in 2000 for stranded costs, required after the issuance of new regulations in 2001, as described in the note to the provision for risks and charges. Other components, among which R&D grants and capital grants are in line with the previous year.

Operating costs

Operating costs

In millions of euro	2001	2000	2001-2000
Materials and fuels:			
- fuel for thermal generation	6,102	6,028	74
- electricity purchased	3,649	4,373	(724)
- materials	1,238	861	377
Total	**10,989**	**11,262**	**(273)**
Services	5,112	2,295	2,817
Leases and rentals	615	232	383
Personnel	3,722	3,531	191
Depreciation, amortization and write-downs	4,694	3,534	1,160
Change in inventories	258	(368)	626
Accruals to provision for risks and charges	230	222	8
Other accruals	120	237	(117)
Other operating costs	578	374	204
TOTAL OPERATING COSTS	26,318	21,319	4,999

The euro 74 million increase in *fuel purchase costs* is due to higher energy products purchased for trading and higher purchases of natural gas for distribution, increasing by euro 826 million, and a decline of euro 752 million in purchases of fuel for thermal generation, following lower thermal production and the sale of Elettrogen in September 2001, in addition to a reduction in inventories.

The euro 724 million decline in the cost for the *acquisition of electricity from third parties*, despite the 2.8% increase in quantities purchased, is due mainly to lower prices paid for electricity at auctions held by the ISO.

The increase in the cost for the *acquisition of materials* (up euro 377 million) is due to the growth in the construction of power plants and transmission lines on behalf of third parties carried out by Enel Power.

The *cost of services received* increases by euro 2,817 million, mainly due to the change in the consolidation area and to higher national transmission network access fees for electricity generated by non-subsidized hydroelectric and geothermal plants ("hydroelectric surcharge"). The telecommunications sector, consolidated since 2001, accounts for an increase of euro 2,005 million, while the hydroelectric surcharge is up euro 638 million. Higher electricity amounts sold by Enel Trade on the free market resulted in a euro 155 million increase in electricity transmission costs.

Lease and rental costs increase overall by euro 383 million, due primarily to the effect of the increased number of companies being consolidated.

Personnel increases by euro 191 million due to the joint effect of the change in the consolidation area, mainly affected by the telecommunications sector, and the reduction in personnel in the electricity sector. The table that follows shows the average number of employees by category as compared with the previous year, and the total number of employees at December 31, 2001.

	Average number of employees			Employees
	2001	2000	2001-2000	At Dec. 31, 2001
Managers	870	749	121	859
Officers	5,248	4,809	439	5,153
Employees	44,640	41,775	2,865	43,284
Workers	26,426	28,554	(2,128)	23,365
TOTAL	77,184	75,887	1,297	72,661

Depreciation, amortization and write-downs increase by euro 1,160 million. Intangible asset amortization increases by euro 664 million, due primarily to the amortization of consolidation differences relating to newly acquired companies (euro 436 million) and the widening of the consolidation area. Tangible asset depreciation increases by euro 322 million, due to the inclusion of telecommunications companies in the area of consolidation (euro 427 million) offset in part by the exit of Elettrogen and Valgen, and to lower depreciation charges resulting from savings in capital expenditures.

Write-downs increase by euro 174 million, of which euro 78 million relating to fixed assets and euro 96 million to receivables. The increase is due primarily to the consolidation of telecommunications activities, accounting for euro 151 million, of which euro 72 million represented by the write-down of fixed assets, and euro 79 million to the write-down of receivables.

The *change in inventories* results from the reduction in stocks described in the notes to the asset section of the Balance Sheet.

Accruals to the provisions for risks and charges amount to euro 230 million and relate to the accrual to the "Provision for legal disputes and other contingencies", as described in the related note to the Balance Sheet.

Other accruals amount to euro 120 million, decreasing by euro 117 million on 2000, due to the accrual for stranded costs made in 2000.

The euro 204 million increase in *other operating costs* includes a euro 155 million increase due to changes in the consolidation area in the telecommunications sector. The residual increase includes a euro 20 million increase relating to contributions paid by Enel Distribuzione following the introduction of a prizes and penalties system connected with the continuity of service, and to euro 23 million in higher taxes and duties on capital increases and other operations.

Compensation paid to Directors and Statutory Auditors of Enel for positions held in the Parent Company and in its subsidiaries in 2001 amount respectively to euro 2.03 million and euro 0.51 million.

Financial income (expense)

Financial income (expense) is comprised of:

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Income from long-term financial receivables and investments	18	29	(11)
Other income different from the above	189	121	68
Total income	*207*	*150*	*57*
Financial expense:			
- on bonds issued	390	385	5
- on bank loans	789	299	490
- other	138	114	24
Total expense	**1,317**	**798**	**519**
TOTAL	(1,110)	(648)	(462)

Net financial expense increases by euro 462 million over the previous year due mainly to the growth in average net financial debt, increasing from euro 12,466 million in 2000 to euro 20,743 million in 2001, mainly due to the consolidation of WIND and the acquisition of Infostrada.
The impact of such factors was reduced by the restructuring of the debt portfolio in the year. Higher recourse to short-term financial debt with respect to the previous year, allowed higher flexibility in the management of financial debt and to take advantage of declining interest rates in 2001.

Adjustments to the value of financial assets

Adjustments to the value of financial assets - *Euro 85 million*
The item includes mainly the write-down of investments in other companies and, to a lower extent, the share in losses of affiliated companies valued on equity, as commented in the note on "Financial assets".

Extraordinary items

Extraordinary items - *Euro 2,318 million*
Extraordinary income amounted to euro 3,444 million and is comprised of the following:

- a euro 1,900 million capital gain on the sale of Elettrogen;
- capital gains recorded on the sale of generation plants located in the Valle d'Aosta and of 49% of the electricity sale and distribution activities in the Region, amounting to euro 444 million;
- capital gains on the sale of the metropolitan distribution networks for the municipalities of Rome and Turin, amounting to euro 391 million;
- other capital gains on the disposal of assets amounting to euro 87 million;
- the recording of euro 501 million relating to electricity supplied at the end of 2000 that may not be recognized in such year according to the meter reading method previously used, as explained in the note on "Revenues";
- settlement of contributions from the Electricity Equalization Fund relating to previous years, amounting to euro 40 million;
- other extraordinary gains amounting to euro 81 million.

Extraordinary expense amounted to euro 1,126 million and is made up by the following:

- euro 443 million write-down recorded following the planned early recall of

analog meters currently in use, due to their replacement with electronic meters in the context of the "digital meter" project;
- euro 224 million write-down in the value of plant and accrual of expected costs for the decommissioning of plant, as a result of the conversion of part of generating plants to combined-cycle turbogas technology;
- incentives to personnel for early retirement, amounting to euro 190 million;
- charges connected with the business integration between WIND and Infostrada, amounting to euro 125 million;
- capital losses on disposal of assets and other extraordinary write-downs amounting to euro 76 million;
- other extraordinary losses amounting to euro 68 million.

Income taxes

Income taxes - *Euro 649 million*

In millions of euro	At Dec. 31, 2001	At Dec. 31, 2000	2001-2000
Current taxes	1,569	872	697
Deferred and prepaid taxes	33	925	(892)
Prepaid taxes recorded on WIND and Infostrada' losses	(350)	-	(350)
Adjustments made to deferred and prepaid taxes in accordance with new corporate tax rates applicable	-	(148)	148
Release of deferred tax provision following freeing-up of accelerated depreciation reserves	(603)	-	(603)
TOTAL	649	1,649	(1,000)

Income taxes decreased by euro 1,000 million on 2000. Major changes relate the consolidation of WIND and Infostrada, which recorded a deferred tax asset of euro 350 million, as detailed in the note on "Prepaid tax receivable", and to the effect of the freeing-up of the reserves for accelerated depreciation. The latter determined the release of euro 603 million of deferred tax liability, as described in the related Balance Sheet note under liabilities.
Gross of the above effects, current and deferred taxes amount in 2001 to euro 1,602 million, down from euro 1,797 million in 2000. The reduction is due primarily by the impact of capital gains subject to a 19% substitute tax on 2001 income. The change in the proportion of current taxes to deferred taxes from the previous year is due mainly to the deduction in 2000 of taxed accruals made in the past.

Related parties

The main relationships with related parties are described in the Report on Operations, as requested by CONSOB.



COMPANIES INCLUDED IN THE CONSOLIDATION AREA USING THE LINE-BY-LINE METHOD AT DECEMBER 31, 2001 [*]

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	% ownership	Held by	%
Parent Company							
Enel SpA	Rome	Holding	6,063,075,189	Euro	-		
Subsidiaries							
Ape Gruppo Enel SpA	Rome	Personnel administration activities	500,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.00 1.00
Avisio Energia SpA	Trento	Gas distribution	5,500,000	Euro	100.00	Enel Distribuzione Gas SpA	100.00
BioEnergy Srl [2]	Albino (Bergamo)	Electricity generation from renewable sources	100,000,000	Lire	80.00	Powerco SpA	80.00
Brindisipower Srl [2]	Brindisi	Electricity generation from renewable sources	10,000	Euro	70.00	Powerco SpA	70.00
Carbones Colombianos del Cerrejon SA	Colombia	Exploitation of coal mines	712,410,000	COP	60.00 (only usufruct)	Pragma Energy SA	60.00
Carbonpower Srl [2]	Brindisi	Electricity generation from renewable sources	10,000	Euro	70.00	Powerco SpA	70.00
CESI - Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing	8,550,000	Euro	50.92	Enel SpA Eurogen SpA Terna SpA Interpower SpA	35.92 7.00 5.00 3.00
CHI Energy Inc. [3]	Connecticut - USA	Electricity generation from renewable sources	14.25	USD	100.00	Enel Green Power International SA	100.00
CISE Tecnologie Innovative Srl	Rome	R&D	600,000	Euro	100.00	Enel SpA	100.00
Conphoebus SpA	Catania	Research in the renewable sources sector	7,000,000	Euro	100.00	Enel SpA	100.00
Cosid SpA	Rome	Gas distribution	1,022,335	Euro	100.00	Enel SpA	100.00
Ctidia Srl	Milan	Engineering, water systems	500,000	Euro	75.00	Enel.Hydro SpA	75.00
Dalmazia Trieste SpA	Rome	Real estate management	3,904,760	Euro	100.00	Enel SpA Sei SpA	98.76 1.24
Deval SpA	Aosta	Electricity distribution and sale in Valle D'Aosta	37,500,000	Euro	51.00	Enel SpA	51.00
Ecogas Srl [2]	Milan	Electricity generation from renewable sources	90,000,000	Lire	51.00	Powerco SpA	51.00
EGI Ltd. [3]	Bermuda	Electricity generation from renewable sources	12,000	USD	100.00	Enel Green Power International SA	100.00
Elettroambiente SpA	Rome	Electricity generation from waste	24,535,000	Euro	70.48	Enel SpA	70.48
Enel Capital SpA	Milan	Venture capital	8,500,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.00 1.00
Enel Distribucion & Trading SL [2]	Barcelona (Spain)	Electricity distribution	3,006	Euro	100.00	Enel Distribuzione SpA	100.00
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	Euro	100.00	Enel SpA	100.00
Enel Distribuzione Gas SpA	Rome	Gas distribution	100,000,000	Euro	100.00	Enel SpA	100.00
Enel.Factor SpA	Rome	Factoring	12,500,000	Euro	80.00	Enel SpA	80.00
Enel Finance International SA	Luxembourg	Finance	100,629,000	Euro	100.00	Enel Produzione SpA Enel Distribuzione SpA	75.00 25.00

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	% ownership	Held by	%
Enel.FTL SpA	Rome	Fuel trading and logistics	25,000,000	Euro	100.00	Enel SpA Enel Produzione SpA CISE Tecnologie Innovative Srl	99.19 0.80 0.01
Enel Green Power SpA (ex Erga - Energie Rinnovabili Geotermiche ed Alternative SpA)	Pisa	Electricity generation from renewable sources	716,607,150	Euro	100.00	Enel SpA	100.00
Enel Green Power International SA (ex Enel Green Power Holding SA)	Luxembourg	Holding of foreign companies operating in the electricity generation from renewable sources	126,650,000	Euro	100.00	Enel Green Power SpA Enel Investment Holding BV	67.11 32.89
Enel Holding Luxembourg SA	Luxembourg	Finance	6,237,390	Euro	99.99	Enel Investment Holding BV	99.99
Enel.Hydro SpA	Seriate (Bergamo)	Engineering, water systems	9,390,000	Euro	100.00	Enel SpA	100.00
Enel Investment Holding BV	Holland	Holding company	1,593,050,000	Euro	100.00	Enel SpA	100.00
Enel.it SpA	Rome	Information technology	70,200,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.99 0.01
Enel Logistica Combustibili SpA	Rome	Fuel logistics	100,000	Euro	100.00	Enel SpA	100.00
Enelpower SpA	Milan	Engineering and contracting	127,600,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.99 0.01
Enelpower Contractor and Development Saudi Arabia Ltd.	Saudi Arabia	Power plant construction, management and maintenance	5,000,000	SR	51.00	Enelpower SpA	51.00
Enelpower do Brasil Ltda	Brasil	Engineering and contracting	1,242,000	R$	99.99	Enelpower SpA	99.99
Enelpower UK Ltd.	United Kingdom	Engineering and contracting	1,000	GBP	100.00	Enelpower SpA	100.00
Enel Produccion España SL [1]	Spain	Electricity generation	3,006	Euro	100.00	Enel Produzione SpA	100.00
Enel Produzione SpA	Rome	Electricity generation	6,360,100,650	Euro	100.00	Enel SpA	100.00
Enel.Re Ltd.	Ireland	Reinsurance	3,000,000	Euro	99.99	Enel Holding Lux. SA	99.99
Enel Service UK Ltd.	United Kingdom	Services	100	GBP	100.00	Enel.FTL SpA	100.00
Enel.si - Servizi integrati SpA	Rome	Engineering and energy related services	5,000,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.00 1.00
Enel Trade SpA	Milan	Sale of electricity	2,500,000	Euro	100.00	Enel SpA	100.00
Energy Cost Control Srl [2]	Rome	Electricity generation from renewable sources	20,000,000	Lire	60.00	Powerco SpA	60.00
Eurogen SpA	Rome	Electricity generation	102,740,489	Euro	100.00	Enel SpA	100.00
Idrogest Scrl	Cagliari	Water sector	25,000	Euro	100.00	Enel.Hydro SpA Enel Green Power SpA	50.00 50.00
Impregest Srl	Rome	Gas distribution	250,000	Euro	100.00	Enel Distribuzione Gas SpA	100.00
Infostrada SpA	Milan	Telecommunications	135,000,000	Euro	100.00	WIND SpA	100.00
Interpower SpA	Rome	Electricity generation	94,588,758	Euro	100.00	Enel SpA	100.00
Italia On Line	Milan	Internet services	1,400,000	Euro	100.00	Infostrada SpA	100.00
IT-net SpA	Rome	Network information systems	694,000	Euro	100.00	WIND SpA Infostrada SpA Mondo WIND Srl	71.33 27.95 0.72

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	% ownership	Held by	%
Mondo WIND Srl	Rome	Sale of telecommunication products and services	95,000	Euro	100.00	WIND SpA IT-net SpA	99.00 1.00
Powerco SpA (2)	Brindisi	Electricity generation from renewable sources and high-tech application	18,928,500	Euro	100.00	Elettroambiente SpA Enel SpA	96.23 3.77
Pragma Energy SA (ex Masefield Coal AG)	Switzerland	Coal trading	100,000	CHF	51.00	Enel.FTL SpA	51.00
Pragma Energy Services Ltd. (ex Atezada Services Ltd.)	United Kingdom	Administrative services	1,000	GBP	100.00	Pragma Energy SA	100.00
S.A.M.I.G. Srl	L'Aquila	Services	45,000	Euro	100.00	Enel Distribuzione Gas SpA	100.00
S.C.C. Srl	Rome	Gas distribution	1,500,000	Euro	100.00	Enel SpA	100.00
Sei SpA	Rome	Real estate and facility management	1,223,427,364	Euro	100.00	Enel SpA Enel.Hydro SpA	99.99 0.01
Sfera - Società per la formazione e le risorse aziendali SpA	Rome	Human resources	5,825,000	Euro	100.00	Enel SpA Enel Produzione SpA Terna SpA Enel Distribuzione SpA Enelpower SpA Enel Green Power SpA Sei SpA Enel Hydro SpA	45.00 10.00 10.00 10.00 10.00 5.00 5.00 5.00
So.l.e. - Società luce elettrica SpA Gruppo Enel	Rome	Public lighting systems	4,600,000	Euro	100.00	Enel SpA CISE Tecnologie Innovative Srl	99.98 0.02
So.l.e. Milano H Scrl	Rome	Construction of public lighting systems	10,000	Euro	70.00	So.l.e. SpA	70.00
Terna - Trasmissione Elettricità Rete Nazionale SpA	Rome	Ownership and maintenance of the electricity transmission network	2,036,050,000	Euro	100.00	Enel SpA	100.00
T.S.N. - Transmissora Sudeste Nordeste SA	Brasil	Construction, ownership and maintenance of transmission networks	73,810,000	R$	98.20	Enelpower SpA	98.20
Vampa Gas SpA	Rome	Gas distribution	420,000	Euro	100.00	Enel SpA	100.00
WEBiz 2 BV	Holland	Venture capital	18,000	Euro	100.00	Enel SpA	100.00
WEBiz 3 NV	Belgium	Venture capital	23,950,000	Euro	100.00	WEBiz Holding BV WEBiz 2 BV	99.99 0.01
WEBiz Holding BV	Holland	Venture capital	20,000	Euro	100.00	Enel SpA WEBiz 2 BV	80.00 20.00
WIND Telecomunicazioni SpA	Rome	Telecommunications	712,291,485	Euro	73.42	Enel SpA Enel Investment Holding BV	34.70 38.72

(1) CHI Energy Inc. and EGI Ltd. subsidiaries are shown in separate tables.
Valdis SpA and Valgen SpA were liquidated in 2001. Income data are consolidated until the end of the liquidation procedure in December 2001.
Elettrogen SpA was sold on September 20, 2001. Only income statement data were consolidated in the period Jan. 1, 2001-Sept. 19, 2001.

(2) Acquired at year end; balance sheet consolidation only.

COMPANIES OWNED BY CHI ENERGY INC. INCLUDED IN THE CONSOLIDATION AREA USING THE LINE-BY-LINE METHOD AT DECEMBER 31, 2001 [(1)]

Company name	Registered office	Capital stock[(2)] at Dec. 31, 2001	Currency	% ownership	Held by	%
Parent Company						
CHI Energy Inc	Connecticut - USA	14.25	USD	100.00	Enel Green Power International SA	100.00
Subsidiaries						
Agassiz Beach LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Aquenergy Systems Inc.	South Carolina - USA	10,500	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Asotin Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
Autumn Hills LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Aziscohos Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
Barnet Hydro Company LP	Vermont - USA	-	-	100.00	CHI Acquisition II Inc. Sweetwater Hydroelectric Inc.	10.00 90.00
Beaver Falls Water Power Company	Pennsylvania - USA	-	-	67.50	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Pennsylvania - USA	2	USD	100.00	Hydro Development Group Inc.	100.00
Beaver Valley Power Company	Pennsylvania - USA	30	USD	100.00	Hydro Development Group Inc.	100.00
Bedard Electrics Inc	New York - USA	150,200	USD	100.00	Hydro Development Group Inc.	100.00
Black River Hydro Assoc.	New York - USA	-	-	75.00	(Cataldo) Hydro Power Associates	75.00
Boott Hydropower Inc.	Massachusetts - USA	-	-	100.00	CHI Energy Inc.	100.00
BP Hydro Associates	Idaho - USA	-	-	100.00	CHI Idaho Inc. CHI Magic Valley Inc.	68.00 32.00
BP Hydro Finance Partnership	Utah - USA	-	-	100.00	BP Hydro Associates Fulcrum Inc.	75.90 24.10
Canastota Wind Power LLC	Delaware - USA	-	-	100.00	Essex Company	100.00
(Cataldo) Hydro Power Associates	New York - USA	-	-	100.00	Hydro Development Group Inc. CHI Black River Inc.	50.00 50.00
CHI Acquisitions Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
CHI Acquisitions II Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
CHI Argentina USA Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
CHI Black River Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
CHI Canada Inc.	Québec - Canada	800	USD	100.00	CHI Finance Inc.	100.00
CHI Dexter Inc	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
CHI Finance Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
CHI Hydroelectric Company Inc	Newfoundland - Canada	-	-	100.00	CHI Canada Inc.	100.00
CHI Highfalls Inc.	Delaware - USA	-	-	100.00	CHI Finance Inc.	100.00
CHI Idaho Inc	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Magic Valley Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Minnesota Wind LLC	Delaware - USA	-	-	100.00	CHI Finance Inc.	100.00
CHI Mountain States Operations Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Operations Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
CHI Patagonia Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
CHI Philippines Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
CHI Power Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
CHI Power Marketing Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
CHI S.F. LP	Québec - Canada	-	-	100.00	CHI Hydroelectric Co. Inc. CHI Canada Inc.	1.00 99.00
CHI Universal Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
CHI West Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
CHI Western Operations Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
Conecross Power Corporation Inc.	South Carolina - USA	110,000	USD	100.00	Aquenergy Systems Inc.	100.00
Consolidated Hydro Mountain States Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
Consolidated Hydro New Hampshire Inc.	Delaware - USA	130	USD	100.00	CHI Universal Inc.	100.00
Consolidated Hydro New York Inc.	Delaware - USA	200	USD	100.00	CHI Energy Inc.	100.00
Consolidated Hydro Southeast Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Consolidated Hydro Vermont Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00

Company name	Registered office	Capital stock[1] at Dec. 31, 2001	Currency	% ownership	Held by	%
Consolidated Pumped Storage Inc.	Delaware - USA	80	USD	100.00	CHI Energy Inc.	100.00
Consolidated Pumped Storage Arkansas Inc.	Delaware - USA	90	USD	100.00	Consolidated Pumped Storage Inc	100.00
Coosa Pines Energy LLC	Delaware - USA	-	-	100.00	CHI Finance Inc.	100.00
Coosa Pines Energy Holdings LLC	Delaware - USA	-	-	100.00	CHI Finance Inc.	100.00
Copenhagen Associates	New York - USA	-	-	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00
Crosby Drive Investments Inc.	Massachusetts - USA	-	-	100.00	Asotin Hydro Company Inc.	100.00
Eagle & Phenix Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
Echo Summit Hydro Company Inc	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
Essex Company	Massachusetts - USA	-	-	100.00	CHI Energy Inc.	100.00
Florence Hills LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Fulcrum Inc.	Idaho - USA	992.5	USD	100.00	Consolidated Hydro Mountain States Inc.	100.00
Hadley Ridge LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Highfalls Hydro Company Inc.	Delaware - USA	-	-	100.00	CHI Finance Inc.	100.00
Hope Creek LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Hosiery Mill Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
Hydrodev Inc.	Québec - Canada	-	-	100.00	CHI Canada Inc.	100.00
Hydro Development Group Inc.	New York - USA	12.25	USD	100.00	CHI Acquisitions II Inc.	100.00
Hydro Energies Corporation	Vermont - USA	5,000	USD	100.00	CHI Finance Inc	100.00
Iroquorp Ltd.	New York - USA	-	-	100.00	Hydro Development Group Inc.	100.00
Iroquorp Acquisitions Inc.	New York - USA	-	-	100.00	Hydro Development Group Inc.	100.00
Jack River LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Jessica Mills LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Joseph Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Julia Hills LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Kings River Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
Kinneytown Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
LaChute Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
Lawrence Hydroelectric Associates LP	Massachusetts - USA	-	-	100.00	Essex Company Crosby Drive Investments Inc.	92.50 7.50
Les Developpements Hydroelectriques CHI Inc.	Quebec - Canada	100	USD	100.00	CHI Acquisitions Inc.	100.00
Littlefield Hydro Company	Maine - USA	-	-	100.00	Littlefield Hydro Company Inc. CHI Universal Inc.	10.00 90.00
Littlefield Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
Littleville Power Company Inc.	Massachusetts - USA	-	-	100.00	Hydro Development Group Inc.	100.00
Lower Saranac Corporation	New York - USA	2	USD	100.00	CHI Acquisitions Inc.	100.00
Mascoma Hydro Corporation	New Hampshire - USA	-	-	100.00	CHI Acquisitions II Inc.	100.00
Metro Wind LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Mill Shoals Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
Minnewawa Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Energy Inc.	100.00
Newbury Hydro Company LP	Vermont - USA	-	-	100.00	CHI Acquisitions II Inc. Sweetwater Hydroelectric Inc.	99.00 1.0
North Canal Waterworks	Massachusetts - USA	-	-	100.00	Essex Company	100.00
Notch Butte Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
Optigaz Inc.	Québec - Canada	-	-	60.00	CHI Canada Inc.	60.00
Ottauquechee Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
Patagonia Investments LP	Delaware - USA	-	-	99.00	CHI Patagonia Inc	99.00
Pelzer Hydro Company Inc.	Delaware - USA	100	USD	100.00	Consolidated Hydro Southeast Inc.	100.00
Phoenix Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
Pioneer Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
Pyrites Associates	New York - USA	-	-	100.00	Hydro Development Group Inc. CHI Dexter Inc.	50.00 50.00

Company name	Registered office	Capital stock* at Dec. 31, 2001	Currency	% ownership	Held by	%
Ruthton Ridge LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Schoolfield Hydro Company Inc	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
Sheldon Vermont Hydro Company Inc	Delaware - USA	-	-	100.00	CHI Acquisitions Inc.	100.00
Slate Creek Hydro Associates LP	California - USA	-	-	95.00	Slate Creek Hydro Company Inc	95.00
Slate Creek Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions II Inc.	100.00
Soliloquoy Ridge LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Somersworth Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Universal Inc.	100.00
Southwest Transmission LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Spartan Hills LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
St. - Felicien Cogeneration Limited Partnership	Québec - Canada	-	-	59.90	Hydrodev Inc.	2.40
					CHI S.F. LP	57.50
Summit Energy Limited Partnership	Delaware - USA	-	-	100.00	CHI Energy Inc.	1.00
					Summit Energy Storage Inc.	99.00
Summit Energy Storage Inc.	Delaware - USA	8,200	USD	69.32	CHI Energy Inc.	69.32
Summit Finance Inc.	Delaware - USA	100	USD	100.00	Summit Energy Storage Inc.	100.00
Sun River LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Sweetwater Hydroelectric Inc.	New Hampshire - USA	250	USD	100.00	CHI Acquisitions II Inc.	100.00
The Great Dam Corporation	Massachusetts - USA	100	USD	100.00	Lawrence Hydroelectric Associates LP	100.00
TKO Power Inc.	California - USA	-	-	100.00	CHI West Inc.	100.00
Triton Power Company	New York - USA	-	-	100.00	CHI Highfalls Inc.	50.00
					Highfalls Hydro Company Inc.	50.00
Tsar Nicholas LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Twin Falls Hydro Company Inc.	Delaware - USA	10	USD	100.00	CHI Acquisitions Inc.	100.00
Twin Lake Hills LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00
Ware Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Finance Inc.	100.00
Western New York Wind Corporation	New York - USA	300	USD	100.00	CHI Energy Inc.	100.00
Hydro Company Inc.	Delaware - USA	100	USD	100.00	CHI Acquisitions Inc.	100.00
Willimantic Power Corporation	Connecticut - USA	-	-	100.00	Willimantic Hydro Company Inc.	100.00
Winter's Spawn LLC	Minnesota - USA	-	-	49.00	CHI Minnesota Wind LLC	49.00

* All the companies are involved in the electricity generation from renewable sources.

* LLC and some other kind of incorporation do not require a capital stock.

COMPANIES OWNED BY EGI LTD. INCLUDED IN THE CONSOLIDATION AREA USING THE LINE-BY-LINE METHOD AT DECEMBER 31, 2001 [1]

Company name	Registered office	Capital stock[2] at Dec. 31, 2001	Currency	% ownership	Held by	%
Parent Company						
EGI Ltd.	Bermuda	12,000	USD	100.00	Enel Green Power International SA	100.00
Subsidiaries						
Agricola Rio Sahuil Ltda	Chile	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
Agricola Y Constructora Rio Guanehue SA	Chile	-	-	100.00	Empresa Electrica Panguipulli SA Energia de Los Lagos Ltda	99.93 0.07
Celabi Ltd.	Cayman Island	2	USD	100.00	Dowill Finance Company	100.00
Central American Power Services Inc.	Connecticut - USA	1	USD	100.00	EGI Ltd.	100.00
Conexión Energética Centroamericana SA	Guatemala	5,000	GTQ	100.00	EGI Guatemala SA Mesoamerica Power Development Ltd.	98.00 2.00
Conexión Energetica Centroamericana El Salvador SA	El Salvador	4,000,000	SVC	100.00	Grupo EGI SA de cv EGI Holdco El Salvador SA de cv	99.95 0.05
Constructora Cerro Pitren Ltda	Chile	200,000,000	CLP	99.90	Agricola Y Constructora Rio Guanehue SA	99.90
Dowill Finance Company	Cayman Island	1,000	USD	100.00	EGI Chile Ltd.	100.00
EGI Chile Ltd.	Cayman Island	1	USD	100.00	EGI Ltd.	100.00
EGI Costa Rica Viento SA	Costa Rica	100,000	CRC	100.00	Energia Global de Costa Rica SA	100.00
EGI Guacimo Ltd.	Cayman Island	1	USD	100.00	EGI Ltd.	100.00
EGI Guatemala SA	Guatemala	5,000	GTQ	100.00	Mesoamerica Power Development Ltd. EGI Ltd.	99.98 0.02
EGI Holdco El Salvador SA de cv	El Salvador	200,000	SVC	100.00	Mesoamerica Power Development Ltd. EGI Ltd.	99.95 0.05
EGI Jimenez Ltd.	Cayman Island	1	USD	100.00	EGI Ltd.	100.00
EGI Project Services SA	Guatemala	5,000	GTQ	100.00	EGI Guatemala SA Mesoamerica Power Development Ltd	99.98 0.02
Electrificadora Ecologica SA	Costa Rica	1,200,000	CRC	100.00	ZMZ General SA	100.00
Empresa Electrica Panguipulli SA	Chile	-	-	100.00	Energia de Los Lagos Ltda Energia Alerce Ltda	99.99 0.01
Empresa Electrica Puyehue SA	Chile	10,601,000,000	CLP	100.00	Energia de Los Lagos Ltda Energia Alerce Ltda	99.90 0.10
Energia Alerce Ltda	Chile	1,000,000	CLP	100.00	Jeffco Ltd. Dowill Finance Company	99.90 0.10
Energia de Los Lagos Ltda	Chile	15,414,240,752	CLP	100.00	Energia Alerce Ltda Jeffco Ltd.	99.99 0.01
Energia Global SA de cv	Connecticut - USA	50,000	MXN	99.00	EGI Ltd.	99.00
Energia Global de Costa Rica SA	Costa Rica	100,000	CRC	100.00	EGI Ltd.	100.00
Generadora de Occidente Ltda	Guatemala	5,000	GTQ	100.00	EGI Guatemala SA Mesoamerica Power Development Ltd.	99.00 1.00
Grupo EGI SA de cv	El Salvador	200,000	SVC	100.00	EGI Holdco El Salvador SA de cv Mesoamerica Power Development Ltd.	99.95 0.05
Grupo EGI Matanzas SA	Guatemala	5,000	GTQ	100.00	Tecnoguat Holdings Ltd Tecnoguat SA	99.00 1.00
Grupo Hidroverde Ltd.	Cayman Island	100	USD	45.00	EGI Jimenez Ltd.	45.00
Jeffco Ltd.	Cayman Island	100	USD	100.00	Dowill Finance Company	100.00
Mesoamerica Power Development Ltd.	Bermuda	12,000	USD	100.00	EGI Ltd.	100.00
Molinos de Viento del Arenal SA	Costa Rica	9,709,200	USD	49.00	Electrificadora Ecologica SA	49.00
Operacion Y Mantenimiento Tierras Morenas SA	Costa Rica	30,000	CRC	85.00	Electrificadora Ecologica SA	85.00
P.H. Don Pedro SA	Costa Rica	100,001	CRC	29.93	EGI Ltd.	29.93
P.H. Guacimo SA	Costa Rica	50,000	CRC	40.00	EGI Ltd. Energia Global de Costa Rica SA	30.00 10.00
P.H. Rio Volcan SA	Costa Rica	100,001	CRC	43.14	EGI Ltd	43.14
Tecnoguat SA	Guatemala	1,000,000	GTQ	100.00	Grupo EGI Matanzas SA Tecnoguat Holdings Ltd	99.00 1.00
Tecnoguat Holdings Ltd.	Cayman Island	100	USD	75.00	EGI Ltd	75.00
ZMZ General SA	Costa Rica	500,000	CRC	51.00	EGI Costa Rica Viento SA	51.00

[1] All the companies are involved in the electricity generation from renewable sources

[2] Some kind of incorporation do not require a capital stock

AFFILIATED COMPANIES VALUED UNDER THE EQUITY METHOD AT DECEMBER 31, 2001

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	% ownership	Held by	%
Aes Distribuidores Salvadoreños Y Compania S. en C. de cv	El Salvador	Electricity generation from renewable sources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
Celtica Energy Srl	Livorno	Electricity generation from renewable sources	90,000,000	Lire	50.00	Powerco SpA	50.00
Conphoebus Technology Service SpA	Catania	Facility management services	1,000,000	Euro	50.00	Sei SpA	50.00
EPV Holdings LLC	Delaware - USA	Electricity generation from renewable sources	-	-	37.14	CHI Power Inc.	37.14
ESTEL SpA	Trieste	Telecommunications	11,500,000	Euro	39.78	WIND SpA	39.78
Euromedia Luxembourg One SA	Luxembourg	Venture capital	52,500,000	USD	28.57	Enel SpA	28.57
Futuro Ambiente Srl	Vicenza	Electricity generation from renewable sources	5,000,000	Euro	35.00	Powerco SpA	35.00
Immobiliare Foro Bonaparte SpA	Rome	Real estate	55,000,000	Euro	49.00	Sei SpA	49.00
Immobiliare Rio Nuovo SpA	Rome	Real estate	79,203,000	Euro	49.00	Sei SpA	49.00
Leasys SpA	Rome	Motorvehicle leasing and management of corporate fleets	319,200,000	Euro	49.00	Sei SpA	49.00
Lotti & Associati SpA	Rome	Engineering and contracting	5,164,570	Euro	40.00	Enel.Hydro SpA	40.00
Megamind SpA	Rome	Distribution	103,200	Euro	30.00	Mondo WIND Srl	30.00
Montepower Srl	Montebelluna (Treviso)	Electricity generation from renewable sources	104,000	Euro	49.00	Powerco SpA	49.00
Q-Channel SpA	Rome	Health and services	1,607,141	Euro	24.00	Enel.it SpA	24.00
Sard. Eco. Energy Srl	Siniscola (Nuoro)	Electricity generation from renewable sources	30,000	Euro	50.00	Powerco SpA	50.00
Star Lake Hydro Partnership	Canada	Electricity generation from renewable sources	-	-	49.00	CHI Hydroelectric Company Inc.	49.00

UNCONSOLIDATED SUBSIDIARIES AT DECEMBER 31, 2001

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	% ownership	Held by	%
Climare Scrl	Sestri Levante (Genoa)	Energy services	30,600	Euro	66.66	Enel Distribuzione SpA	66.66
Concert Srl	Rome	Product, plant and equipment certification	10,000	Euro	100.00	Enel Produzione SpA	50.00
						CESI SpA	50.00
Data Gas Srl	Rome	Gas distribution	46,000	Euro	100.00	Cosid SpA	40.00
						S.C.C. Srl	30.00
						Vampa Gas SpA	30.00
Enel Ireland Finance Ltd.	Ireland	Finance	1,000,000	Euro	100.00	Enel Produzione SpA	75.00
						Enel Distribuzione SpA	25.00
Enel Vendita Gas SpA	Rome	Sale of gas	100,000	Euro	100.00	Enel SpA	100.00
Hydro Gestioni Impianti Tecnologici Scrl	Milan	Water sector	25,822	Euro	51.00	Enel.Hydro SpA	51.00
Hydro Gestioni SpA	Milan	Water sector	104,000	Euro	51.00	Enel.Hydro SpA	51.00
Metan Gas Sicilia Srl	Rome	Gas distribution	500,000	Euro	60.00	Enel Distribuzione Gas SpA	60.00
Mobilmat SpA	Milan	Finance	10,000,000	Euro	85.00	WIND SpA	85.00

AFFILIATED COMPANIES AT DECEMBER 31, 2001

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	% ownership	Held by	%
Acque di Calabria SpA	Bari	Water sector holding company	1,225,000	Euro	45.00	Enel.Hydro SpA	45.00
Aes Distribuidores Salvadoreños Ltda de cv	El Salvador	Electricity generation from renewable sources	200,000	SVC	20.00	Grupo EGI SA de cv	20.00
C.I.N.S - Consorzio Industriale Nazionale Superconduttori	Rome	Research on materials	51,645.70	Euro	20.00	CISE Tecnologie Innovative Srl	20.00
Cittadella Telematica Scrl	Savona	Computer services	25,000,000	Lire	20.00	IT-net SpA	20.00
CODEV - Consorzio Distribuzione Elettricita Voghera	Pavia	Electricity distribution	50,000	Euro	40.00	Enel Distribuzione SpA	40.00
Consorzio CORARC	Seriate (Bergamo)	Scientific research coordination	51,645.68	Euro	50.00	Enel.Hydro SpA	50.00
Consorzio Elettra 2000	Bologna	Studies and research on mobile telephony impact	929,622.42	Euro	33.33	WIND SpA	33.33
Consorzio di Gestione Centro Iside	Prignano Cilento (Salerno)	Monitoring and safety of water distribution networks	200,000,000	Lire	49.00	Enel.Hydro SpA Enel Green Power SpA	29.00 20.00
Consorzio ISAS - Istituto Superiore per l'Ambiente e lo Sviluppo	Matera	Training and other services	10,000,000	Lire	46.25	Enel Hydro SpA	46.25
Consorzio Progetto Torre di Pisa	Pisa	Coordination of studies for the restoration of the Tower of Pisa	30,000	Euro	24.98	Enel.Hydro SpA	24.98
Eforma.it SpA	Rome	Training	500,000	Euro	49.00	Enel.it SpA	49.00
Eneco Energia Ecologica Srl	Predazzo (Trento)	Tele-heating	516,000	Euro	49.00	Avisio Energia SpA	49.00
Enelco SA	Greece	Power plant construction, management and maintenance	200,000,000	GRD	50.00	Enelpower SpA	50.00
FSB SpA	Marcon (Venice)	Industrial automation	409,533	Euro	21.04	WEBiz Holding BV Enel Capital SpA	18.00 3.04
Hipotecaria de Santa Ana Ltda de cv	El Salvador	Electricity generation from renewable sources	100,000	SVC	20.00	Grupo EGI SA de cv	20.00
Hydrodev Limited Partnership	Quebec - Canada	Electricity generation from renewable sources	-	-	49.00	CHI Canada Inc. Hydrodev Inc.	48.00 1.00
HydroLazio Scrl	Bologna	Water sector	510,000	Euro	30.00	Enel.Hydro SpA	30.00
Istedil - Istituto Sperimentale per l'Edilizia SpA	Guidonia (Rome)	Building safety technologies	1,040,000	Euro	50.00	Enel.Hydro SpA	50.00
Panaenergy Group SA	Connecticut - USA	Electricity generation from renewable sources	200	USD	50.00	EGI Ltd.	50.00
Sicilia Hydro SpA	Enna	Water sector	103,290	Euro	33.50	Enel.Hydro SpA	33.50
SIET - Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, projects and research in the thermal field	1,120,648	Euro	41.55	Enel Hydro SpA	41.55
Teggs SpA	Milan	Development and marketing of communication and office software	121,600	Euro	40.00	WEBiz Holding BV Enel Capital SpA	36.00 4.00

RELEVANT EQUITY INVESTMENTS OWNED BY ENEL AT DECEMBER 31, 2001 PURSUANT TO ART. 120 OF LEGISLATIVE DECREE NO. 58, DATED FEB. 24, 1998

(reporting pursuant to article 126 of CONSOB Resolution no. 11971 dated May 14,1999)

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
Acque di Calabria SpA	Bari	Water sector holding company	1,226,000	Euro	Enel.Hydro SpA	45
Aes Distribuidores Salvadorenos Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable sources	200,000	SVC	Grupo EGI SA de cv	20
Aes Distribuidores Salvadorenos Y Compania S. en C. de cv	San Salvador (El Salvador)	Electricity generation from renewable sources	200,000	SVC	Grupo EGI SA de cv	20
Agassiz Beach LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Agricola Rio Sahuil Ltda	Santiago (Chile)	Electricity generation from renewable sources	200,000,000	CLP	Agricola Y Constructora Rio Guanehue SA	99.90
Agricola Y Constructora Rio Guanehue SA	Santiago (Chile)	Electricity generation from renewable sources	-	-	Empresa Electrica Panguipulli SA Energia de Los Lagos Ltda	99.93 0.07
Ape Gruppo Enel SpA	Rome	Personnel administration activities	500,000	Euro	Enel SpA CISE Srl	99 1
Aquenergy Systems Inc.	South Carolina - USA	Electricity generation from renewable sources	10,500	USD	Consolidated Hydro Southeast Inc.	100
Asotin Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
Autumn Hills LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Avisio Energia SpA	Trento	Gas distribution	6,500,000	Euro	Enel Distribuzione Gas SpA	100
Aziscohos Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
Beaver Falls Water Power Company	Pennsylvania - USA	Electricity generation from renewable sources	-	-	Beaver Valley Holdings Ltd.	67.50
Beaver Valley Holdings Ltd.	Pennsylvania - USA	Electricity generation from renewable sources	2	USD	Hydro Development Group Inc.	100
Beaver Valley Power Company	Pennsylvania - USA	Electricity generation from renewable sources	30	USD	Hydro Development Group Inc.	100
Bedard Electrics Inc.	New York - USA	Electricity generation from renewable sources	150,200	USD	Hydro Development Group Inc.	100
BioEnergy Srl	Albino (Bergamo)	Electricity generation from renewable sources	100,000,000	Lire	Powerco SpA	80
Boott Hydropower Inc	Massachusetts - USA	Electricity generation from renewable sources	-	-	CHI Energy Inc.	100
Brindisipower Srl	Brindisi	Electricity generation from renewable sources	10,000	Euro	Powerco SpA	70
Canastota Wind Power LLC	Delaware - USA	Electricity generation from renewable sources	-	-	Essex Company	100
Carbones Colombianos del Cerrejon SA	Bogota (Colombia)	Exploitation of coal mines	712,410,000	COP	Pragma Energy SA	60 *(only usufruct)*
Carbonpower Srl	Brindisi	Electricity generation from renewable sources	10,000	Euro	Powerco SpA	70
Celabi Ltd	Georgetown (Cayman Island)	Electricity generation from renewable sources	2	USD	Dewitt Finance Company	100
Celtica Energy Srl	Livorno	Electricity generation	90,000,000	Lire	Powerco SpA	50
Central American Power Services Inc.	Connecticut - USA	Electricity generation from renewable sources	1	USD	EGI Ltd.	100
CESI - Centro Elettrotecnico Sperimentale Italiano Giacinto Motta SpA	Milan	Research and testing	8,550,000	Euro	Enel SpA Eurogen SpA Terna SpA Interpower SpA	35.92 7.00 5.00 3.00

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
CHI Acquisitions Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
CHI Acquisitions II Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
CHI Argentino USA Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
CHI Black River Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
CHI Canada Inc.	Quebec - Canada	Electricity generation from renewable sources	600	USD	CHI Finance Inc.	100
CHI Dexter Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
CHI Energy Inc.	Connecticut - USA	Electricity generation from renewable sources	14.25	USD	Enel Green Power International SA	100
CHI Finance Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
CHI Hydroelectric Company Inc.	Newfoundland - Canada	Electricity generation from renewable sources	-	-	CHI Canada Inc.	100
CHI Highfalls Inc.	Delaware - USA	Electricity generation from renewable sources	-	-	CHI Finance Inc.	100
CHI Idaho Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
CHI Magic Valley Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
CHI Minnesota Wind LLC	Delaware - USA	Electricity generation from renewable sources	-	-	CHI Finance Inc.	100
CHI Mountain States Operations Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
CHI Operations Inc	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc	100
CHI Patagonia Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc	100
CHI Philippines Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
CHI Power Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
CHI Power Marketing Inc	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
CHI Universal Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
CHI West Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
CHI Western Operations Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
CISE Tecnologie Innovative Srl	Rome	R&D	600,000	Euro	Enel SpA	100
Cittadella Telematica Scrl	Savona	Computer services	25,000,000	Lire	IT-net SpA	20
Climare Scrl	Sestri Levante (Genoa)	Energy services	30,600	Euro	Enel Distribuzione SpA	66.66
CO.FA.S.E. Srl	Canazei (Trento)	Co-generation	25,500	Euro	Avisio Energia SpA	14
Consert Srl	Rome	Product, plant and equipment certification	10,000	Euro	Enel Produzione SpA CESI SpA	50 50

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
Coneross Power Corporation Inc.	South Carolina - USA	Electricity generation from renewable sources	110,000	USD	Aquenergy Systems Inc.	100
Conexion Energetica Centroamericana SA	Guatemala	Electricity generation from renewable sources	5,000	GTQ	EGI Guatemala SA Mesoamerica Power Development Ltd.	98 2
Conexión Energética Centroamericana El Salvador SA	San Salvador (El Salvador)	Electricity generation from renewable sources	4,000,000	SVC	Grupo EGI SA de cv EGI Holdco El Salvador SA de cv	99.95 0.05
Conphoebus SpA	Catania	Research in the renewable sources sector	7,000,000	Euro	Enel SpA	100
Conphoebus Technology Service SpA	Catania	Facility management services	1,000,000	Euro	Sei SpA	50
Consolidated Hydro Mountain States Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
Consolidated Hydro New Hampshire Inc.	Delaware - USA	Electricity generation from renewable sources	130	USD	CHI Universal Inc.	100
Consolidated Hydro New York Inc.	Delaware - USA	Electricity generation from renewable sources	200	USD	CHI Energy Inc.	100
Consolidated Hydro Southeast Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions II Inc.	100
Consolidated Hydro Vermont Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
Consolidated Pumped Storage Inc.	Delaware - USA	Electricity generation from renewable sources	80	USD	CHI Energy Inc.	100
Consolidated Pumped Storage Arkansas Inc	Delaware - USA	Electricity generation from renewable sources	90	USD	Consolidated Pumped Storage Inc.	100
Constructora Cerro Pitren Ltda	Santiago (Chile)	Electricity generation from renewable sources	200,000,000	CLP	Agricola Y Constructora Rio Guanehue SA	99.90
Coosa Pines Energy LLC	Delaware - USA	Electricity generation from renewable sources	-	-	CHI Finance Inc.	100
Coosa Pines Energy Holdings LLC	Delaware - USA	Electricity generation from renewable sources	-	-	CHI Finance Inc.	100
Cosid SpA	Rome	Gas distribution	1,022,335	Euro	Enel SpA	100
Crosby Drive Investments Inc.	Massachusetts - USA	Electricity generation from renewable sources	-	-	Asotin Hydro Company Inc.	100
Ctida Srl	Milan	Engineering, water systems	500,000	Euro	Enel.Hydro SpA	75
Dalmazia Trieste SpA	Rome	Real estate management	3,904,760	Euro	Enel SpA Sei SpA	98.76 1.24
Data Gas Srl	Rome	Gas distribution	46,000	Euro	Cosid SpA S C C Srl Vampa Gas SpA	40 30 30
Depurazione Trentino Centrale Scrl	Trento	Water depuration	10,000	Euro	Enel.Hydro SpA	15
Deval SpA	Aosta	Electricity distribution and sale in Valle D'Aosta	37,500,000	Euro	Enel SpA	51
Dowell Finance Company	Georgetown (Cayman Island)	Electricity generation from renewable sources	1,000	USD	EGI Chile Ltd.	100
Eagle & Phenix Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc	100
Echo Summit Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
Ecogas Srl	Milan	Electricity generation from renewable sources	90,000,000	Lire	Powerco SpA	51

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
Eform.it SpA	Rome	Training	500,000	Euro	Enel.it SpA	49
EGI Ltd.	Hamilton (Bermuda)	Electricity generation from renewable sources	12,000	USD	Enel Green Power International SA	100
EGI Chile Ltd.	Georgetown (Cayman Island)	Electricity generation from renewable sources	1	USD	EGI Ltd.	100
EGI Costa Rica Viento SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	100,000	CRC	Energia Global de Costa Rica SA	100
EGI Guacimo Ltd.	Georgetown (Cayman Island)	Electricity generation from renewable sources	1	USD	EGI Ltd	100
EGI Guatemala SA	Guatemala	Electricity generation from renewable sources	5,000	GTQ	Mesoamerica Power Development Ltd. EGI Ltd	99.98 0.02
EGI Holdco El Salvador SA de cv	San Salvador (El Salvador)	Electricity generation from renewable sources	200,000	SVC	Mesoamerica Power Development Ltd. EGI Ltd.	99.95 0.05
EGI Jimenez Ltd	Georgetown (Cayman Island)	Electricity generation from renewable sources	1	USD	EGI Ltd.	100
EGI Project Services SA	Guatemala	Electricity generation from renewable sources	5,000	GTQ	EGI Guatemala SA Mesoamerica Power Development Ltd.	99.98 0.02
Electra de Viesgo SL	Santander (Spain)	Electricity sector holding company	578,752,115	Euro	Enel Producción España SL Enel Distribución & Trading SL	6.25 6.25
Electrificadora Ecologica SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	1,200,000	CRC	ZMZ General SA	100
Elettroambiente SpA	Rome	Electricity generation from waste	24,535,000	Euro	Enel SpA	70.48
Empresa Electrica Panguipulli SA	Santiago (Chile)	Electricity generation from renewable sources	-	-	Energia de Los Lagos Ltda Energia Alerce Ltda	99.99 0.01
Empresa Electrica Puyehue SA	Santiago (Chile)	Electricity generation from renewable sources	10,601,000,000	CLP	Energia de Los Lagos Ltda Energia Alerce Ltda	99.90 0.10
Eneco Energia Ecologica Srl	Predazzo (Trento)	Tele-heating	516,000	Euro	Avisio Energia SpA	49
Enel Capital SpA	Milan	Venture capital	8,500,000	Euro	Enel SpA CISE Srl	99 1
Enelco SA	Atene (Greece)	Power plant construction management and maintenance	200,000,000	GRD	Enelpower SpA	50
Enel Distribucion & Trading SL	Barcelona (Spain)	Electricity distribution	3,006	Euro	Enel Distribuzione SpA	100
Enel Distribuzione SpA	Rome	Electricity distribution	6,119,200,000	Euro	Enel SpA	100
Enel Distribuzione Gas SpA	Rome	Gas distribution	100,000,000	Euro	Enel SpA	100
Enel Factor SpA	Rome	Factoring	12,500,000	Euro	Enel SpA	80
Enel Finance International SA	Luxembourg	Finance	100,629,000	Euro	Enel Produzione SpA Enel Distribuz. SpA	75 25
Enel.FTL SpA	Rome	Fuel trading and logistics	25,000,000	Euro	Enel SpA Enel Produzione SpA CISE Srl	99.19 0.80 0.01
Enel Green Power SpA (ex Erga - Energie Rinnovabili Geotermiche ed Alternative SpA)	Pisa	Electricity generation from renewable sources	716,607,150	Euro	Enel SpA	100
Enel Green Power International SA (ex Enel Green Power Holding SA)	Luxembourg	Holding of foreign companies operating in the electricity generation from renewable sources	126,650,000	Euro	Enel Green Pow. SpA Enel Investment Holding BV	67.11 32.89

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
Enel Holding Luxembourg SA	Luxembourg	Finance	6,237,390	Euro	Enel Investment Holding BV	99.99
Enel.Hydro SpA	Seriate (Bergamo)	Engineering, water systems	9,390,000	Euro	Enel SpA	100
Enel Investment Holding BV	Amsterdam (Holland)	Holding company	1,593,050,000	Euro	Enel SpA	100
Enel Ireland Finance Ltd.	Dublin (Ireland)	Finance	1,000,000	Euro	Enel Produzione SpA Enel Distribuzione SpA	75 25
Enel.it SpA	Rome	Information technology	70,200,000	Euro	Enel SpA CISE Srl	99.99 0.01
Enel Logistica Combustibili SpA	Rome	Fuel logistics	100,000	Euro	Enel SpA	100
Enelpower SpA	Milan	Engineering and contracting	127,600,000	Euro	Enel SpA CISE Srl	99.99 0.01
Enelpower Contractor and Development Saudi Arabia Ltd.	Riyadh (Saudi Arabia)	Power plant construction, management and maintenance	5,000,000	SR	Enelpower SpA	51
Enelpower do Brasil Ltda	Rio de Janeiro (Brasil)	Engineering and contracting	1,242,000	R$	Enelpower SpA	99.99
Enelpower UK Ltd	London (United Kingdom)	Engineering and contracting	1,000	GBP	Enelpower SpA	100
Enel Producción España SL	Barcelona (Spain)	Electricity generation	3,006	Euro	Enel Produzione SpA	100
Enel Produzione SpA	Rome	Electricity generation	6,360,100,850	Euro	Enel SpA	100
Enel.Re Ltd.	Dublin (Ireland)	Reinsurance	3,000,000	Euro	Enel Holding Luxembourg SA	99.99
Enel Service UK Ltd.	London (United Kingdom)	Services	100	GBP	Enel.FTL SpA	100
Enel.si - Servizi integrati SpA	Rome	Engineering and energy related services	5,000,000	Euro	Enel SpA CISE Srl	99 1
Enel Trade SpA	Milan	Sale of electricity	2,500,000	Euro	Enel SpA	100
Enel Vendita Gas SpA	Rome	Sale of gas	100,000	Euro	Enel SpA	100
Energia Alerce Ltda	Santiago (Chile)	Electricity generation from renewable sources	1,000,000	CLP	Jeffco Ltd. Dowill Finance Company	99.90 0.10
Energia de Los Lagos Ltda	Santiago (Chile)	Electricity generation from renewable sources	15,414,240,752	CLP	Energia Alerce Ltda Jeffco Ltd.	99.99 0.01
Energia Global SA de cv	Connecticut - USA	Electricity generation from renewable sources	50,000	MXN	EGI Ltd.	99
Energia Global de Costa Rica SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	100,000	CRC	EGI Ltd.	100
Energy Cost Control Srl	Rome	Electricity generation from renewable sources	20,000,000	Lire	Powerco SpA	60
EPV Holdings LLC	Delaware - USA	Electricity generation from renewable sources	-	-	CHI Power Inc.	37.14
Essex Company	Massachusetts - USA	Electricity generation from renewable sources	-	-	CHI Energy Inc.	100
ESTEL SpA	Trieste	Telecommunications	11,500,000	Euro	WIND SpA	39.78
Eurogen SpA	Rome	Electricity generation	102,740,489	Euro	Enel SpA	100
Euromedia Luxembourg One SA	Luxembourg	Venture capital	52,500,000	USD	Enel SpA	28.57
Exstream Solutions Inc.	Massachusetts - USA	Multimedia content transmission and development of distance learning platforms	11,940.79	USD	WEBiz Holding BV Enel Capital SpA	13.58 1.51

00179

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
Florence Hills LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
FSB SpA	Marcon (Venice)	Industrial automation	409,533	Euro	WEBiz Holding BV Enel Capital SpA	16 3.04
Fulcrum Inc.	Idaho - USA	Electricity generation from renewable sources	992.50	USD	Consolidated Hydro Mountain States Inc	100
Futuro Ambiente Srl	Vicenza	Electricity generation from renewable sources	5,000,000	Euro	Powerco SpA	35
Generadora de Occidente Ltda	Guatemala	Electricity generation from renewable sources	5,000	GTQ	EGI Guatemala SA Mesoamerica Power Development Ltd.	99 1
Gestenergy Srl	Milan	Electricity generation from renewable sources	20,000,000	Lire	Powerco SpA	17.87
Global Plasma System Group Inc.	District of Columbia - USA	Research on electricity	25,000,000	USD	Powerco SpA	12
Grupo EGI SA de cv	San Salvador (El Salvador)	Electricity generation from renewable sources	200,000	SVC	EGI Holdco El Salvador SA de cv Mesoamerica Power Development Ltd.	99.95 0.05
Grupo EGI Matanzas SA	Guatemala	Electricity generation from renewable sources	5,000	GTQ	Tecnoguat Holdings Ltd. Tecnoguat SA	99 1
Grupo Hidroverde Ltd.	Georgetown (Cayman Island)	Electricity generation from renewable sources	100	USD	EGI Jimenez Ltd.	45
Hadley Ridge LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Hipotecaria de Santa Ana Ltda de cv	San Salvador (El Salvador)	Electricity generation from renewable sources	100,000	SVC	Grupo EGI SA de cv	20
Highfalls Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	-	-	CHI Finance Inc.	100
Hope Creek LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Hosiery Mill Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
Hydrodev Inc	Québec - Canada	Electricity generation from renewable sources	-	-	CHI Canada Inc.	100
Hydro Development Group Inc.	New York - USA	Electricity generation from renewable sources	12.25	USD	CHI Acquisitions II Inc.	100
Hydro Energies Corporation	Vermont - USA	Electricity generation from renewable sources	5,000	USD	CHI Finance Inc.	100
Hydro Gestioni SpA	Milan	Water sector	104,000	Euro	Enel.Hydro SpA	51
Hydro Gestioni Impianti Tecnologici Srl	Milan	Water sector	25,822	Euro	Enel.Hydro SpA	51
HydroLazio Scrl	Bologna	Water sector	510,000	Euro	Enel Hydro SpA	30
Idrogest Scrl	Cagliari	Water sector	25,000	Euro	Enel.Hydro SpA Enel Green Power SpA	50 50
Immobiliare Foro Bonaparte SpA	Rome	Real estate	55,000,000	Euro	Sei SpA	49
Immobiliare Rio Nuovo SpA	Rome	Real estate	79,203,000	Euro	Sei SpA	49
Impregest Srl	Rome	Gas distribution	250,000	Euro	Enel Distribuzione Gas SpA	100
Infostrada SpA	Milan	Telecommunications	135,000,000	Euro	WIND SpA	100
Insula SpA	Venice	Urban maintenance for the city of Venice	2,064,000	Euro	Enel.Hydro SpA	12

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
International Multimedia University SpA	Gualdo Tadino (Perugia)	Long-distance training	619,800	Euro	Sfera SpA	13.04
Interpower SpA	Rome	Electricity generation	94,588,758	Euro	Enel SpA	100
Investenergy Srl	Milan	Electricity generation from renewable sources	20,000,000	Lire	Powerco SpA	17.87
Irno Service SpA	Solofra (Avellino)	Gas services	154,800	Euro	Enel Distribuzione Gas SpA	12
Iroquorp Ltd	New York - USA	Electricity generation from renewable sources	-	-	Hydro Development Group Inc.	100
Iroquorp Acquisitions Inc.	New York - USA	Electricity generation from renewable sources	-	-	Hydro Development Group Inc.	100
Isedi - Istituto Sperimentale per l'Edilizia SpA	Guidonia (Rome)	Building safety technologies	1,040,000	Euro	Enel.Hydro SpA	50
Italia On Line SpA	Milan	Internet services	1,400,000	Euro	Infostrada SpA	100
IT-net SpA	Rome	Network information systems	694,000	Euro	WIND SpA Infostrada SpA Mondo WIND Srl	71.33 27.95 0.72
Jack River LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Jeffco Ltd.	Georgetown (Cayman Island)	Electricity generation from renewable sources	100	USD	Dowill Finance Company	100
Jessica Mills LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Joseph Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions II Inc	100
Julia Hills LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Kings River Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
Kinneytown Hydro Company Inc.	Delaware -USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
LaChute Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
Lawrence Hydroelectric Associates LP	Massachusetts - USA	Electricity generation from renewable sources	-	-	Essex Company Crosby Drive Investments Inc.	92.5 7.5
Leasys SpA	Rome	Motorvehicle leasing and management of corporate fleets	319,200,000	Euro	Sei SpA	49
Les Developpements Hydroelectriques CHI Inc	Quebec - Canada	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
Littlefield Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
Littleville Power Company Inc.	Massachusetts - USA	Electricity generation from renewable sources	-	-	Hydro Development Group Inc.	100
Lotti & Associati SpA	Rome	Engineering and contracting	5,164,570	Euro	Enel.Hydro SpA	40
Lower Saranac Corporation	New York - USA	Electricity generation from renewable sources	2	USD	CHI Acquisitions Inc	100
Mascoma Hydro Corporation	New Hampshire - USA	Electricity generation from renewable sources	-	-	CHI Acquisitions II Inc	100
Megamind SpA	Rome	Distribution	103,200	Euro	Mondo WIND Srl	30
Mesoamerica Power Development Ltd.	Hamilton (Bermuda)	Electricity generation from renewable sources	12,000	USD	EGI Ltd.	100

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
Metan Gas Sicilia Srl	Rome	Gas distribution	500,000	Euro	Enel Distribuzione Gas SpA	80
Metro Wind LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Mill Shoals Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
Minnewawa Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Energy Inc.	100
MIX Srl	Milan	Internet services	99,000	Euro	Italia On Line SpA IT-net SpA	9.75 9.75
Mobilmat SpA	Milan	Finance	10,000,000	Euro	WIND SpA	85
Molinos de Viento del Arenal SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	9,709,200	USD	Electrificadora Ecologica SA	49
Mondo WIND Srl	Rome	Sale of telecommunication products and services	95,000	Euro	WIND SpA IT-net SpA	99 1
Montepower Srl	Montebelluna (Treviso)	Electricity generation from renewable sources	104,000	Euro	Powerco SpA	49
Nexo SA	Manno (Switzerland)	Computer applications and infrastructures	2,890,000	CHF	WEBiz Holding BV Enel Capital SpA	15.97 1.77
North Canal Waterworks	Massachusetts - USA	Electricity generation from renewable sources	-	-	Essex Company	100
Notch Butte Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
Operacion Y Mantenimiento Tierras Morenas SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	30,000	CRC	Electrificadora Ecologica SA	85
Optigaz Inc.	Quebec - Canada	Electricity generation from renewable sources	-	-	CHI Canada Inc.	60
Oristano Ambiente Srl	Santa Giusta (Oristano)	Water depuration	15,600	Euro	Enel.Hydro SpA	18
Ottauquechee Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
Panaenergy Group SA	Connecticut - USA	Electricity generation from renewable sources	200	USD	EGI Ltd.	50
Pelzer Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	Consolidated Hydro Southeast Inc.	100
P.H. Don Pedro SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	100,001	CRC	EGI Ltd.	29.93
P.H. Guacimo SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	50,000	CRC	EGI Ltd Energia Global de Costa Rica SA	30 10
Phoenix Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc	100
P.H. Rio Volcan SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	100,001	CRC	EGI Ltd	43.14
Pioneer Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
Powerco SpA	Brindisi	Electricity generation from renewable sources and high-tech application	18,928,500	Euro	Elettroambiente SpA Enel SpA	96.23 3.77
Pragma Energy SA (ex Masefield Coal AG)	Lugano (Switzerland)	Coal trading	100,000	CHF	Enel.FTL SpA	51
Pragma Energy Services Ltd. (ex Atezada Services Ltd.)	London (United Kingdom)	Administrative services	1,000	GBP	Pragma Energy SA	100

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
Q-Channel SpA	Rome	Health and services	1,607,141	Euro	Enel.it SpA	24
Ruthton Ridge LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
S.A.M.I.G. Srl	L'Aquila	Services	45,000	Euro	Enel Distribuzione Gas	100
Sard. Eco. Energy Srl	Siniscola (Nuoro)	Electricity generation from renewable sources	30,000	Euro	Powerco SpA	50
S.G.C. Srl	Rome	Gas distribution	1,500,000	Euro	Enel SpA	100
Schoolfield Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
Sei SpA	Rome	Real estate and facility management	1,223,427,364	Euro	Enel SpA Enel.Hydro SpA	99.99 0.01
Sfera - Società per la formazione e le risorse aziendali SpA	Rome	Human resources	5,825,000	Euro	Enel SpA Enel Produzione SpA Enel Distribuzione SpA Terna SpA Enelpower SpA Enel Green Power SpA Sei SpA Enel.Hydro SpA	45 10 10 10 10 5 5 5
Sheldon Vermont Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	-	-	CHI Acquisitions Inc.	100
Sicilia Hydro SpA	Enna	Water sector	103,290	Euro	Enel.Hydro SpA	33.60
SIET - Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Studies, projects and research in the thermal field	1,126,646	Euro	Enel.Hydro SpA	41.55
Slate Creek Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions II Inc.	100
So.l.e. - Società luce elettrica SpA Gruppo Enel	Rome	Public lighting systems	4,600,000	Euro	Enel SpA CISE Srl	99.98 0.02
So.l.e. Milano H Scrl	Rome	Construction of public lighting systems	10,000	Euro	So.l.e. SpA	70
Soliloquoy Ridge LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Somersworth Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Universal Inc.	100
Southwest Transmission LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Spartan Hills LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Summit Energy Storage Inc.	Delaware - USA	Electricity generation from renewable sources	8,200	USD	CHI Energy Inc.	69.32
Summit Finance Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	Summit Energy Storage Inc.	100
Sun River LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Sweetwater Hydroelectric Inc.	New Hampshire - USA	Electricity generation from renewable sources	250	USD	CHI Acquisitions II Inc.	100
Tecnoguat SA	Guatemala	Electricity generation from renewable sources	1,000,000	GTQ	Grupo EGI Matanzas SA Tecnoguat Holdings Ltd.	99 1
Tecnoguat Holdings Ltd.	Georgetown (Cayman Island)	Electricity generation from renewable sources	100	USD	EGI Ltd.	75

Company name	Registered office	Activity	Capital stock at Dec. 31, 2001	Currency	Held by	%
Teggs SpA	Milan	Development and marketing of communication and office software	121,500	Euro	WEBiz Holding BV Enel Capital SpA	36 4
Terna - Trasmissione Elettricità Rete Nazionale SpA	Rome	Ownership and maintenance of the electricity transmission network	2,036,050,000	Euro	Enel SpA	100
The Great Dam Corporation	Massachusetts - USA	Electricity generation from renewable sources	100	USD	Lawrence Hydroelectric Associates LP	100
TKO Power Inc.	California - USA	Electricity generation from renewable sources	-	-	CHI West Inc.	100
Tsar Nicholas LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
T.S.N. - Transmissora Sudeste Nordeste SA	Rio de Janeiro (Brasil)	Construction, ownership and maintenance of transmission networks	73,810,000	R$	Enelpower SpA	98.20
Twin Falls Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	10	USD	CHI Acquisitions Inc.	100
Twin Lake Hills LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
Vampa Gas SpA	Rome	Gas distribution	420,000	Euro	Enel SpA	100
Ware Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Finance Inc.	100
WEBiz 2 BV	Amsterdam (Holland)	Venture capital	18,000	Euro	Enel SpA	100
WEBiz 3 NV	Aartselaar (Belgium)	Venture capital	23,950,000	Euro	WEBiz Holding BV WEBiz 2 BV	99.99 0.01
WEBiz Holding BV	Amsterdam (Holland)	Venture capital	20,000	Euro	Enel SpA WEBiz 2 BV	80 20
Western New York Wind Corporation	New York - USA	Electricity generation from renewable sources	300	USD	CHI Energy Inc	100
Willimantic Hydro Company Inc.	Delaware - USA	Electricity generation from renewable sources	100	USD	CHI Acquisitions Inc.	100
Willimantic Power Corporation	Connecticut - USA	Electricity generation from renewable sources	-	-	Willimantic Hydro Company Inc	100
WIND Telecomunicazioni SpA	Rome	Telecommunications	712,291,485	Euro	Enel SpA Enel Investment Holding BV	34.70 38.72
Winter's Spawn LLC	Minnesota - USA	Electricity generation from renewable sources	-	-	CHI Minnesota Wind LLC	49
ZMZ General SA	Santa Ana (Costa Rica)	Electricity generation from renewable sources	500,000	CRC	EGI Costa Rica Viento SA	51



REPORT OF THE BOARD OF STATUTORY AUDITORS ON THE 2001 CONSOLIDATED FINANCIAL STATEMENTS OF THE ENEL GROUP

To our Shareholders:

The Consolidated Financial Statements of the Enel Group at December 31, 2001 have been prepared by the Group's Parent Company, Enel SpA, pursuant to the provisions contained in Legislative Decree 127 dated April 9, 1991, and are made up by the Consolidated Balance Sheet, Consolidated Income Statement and the related Notes, in addition to the Report of the Board of Directors of the Group's Parent company.

The Report provides adequate information on operations and in particular considerations on financial and economic aspects. With reference to article 40 of the mentioned Legislative Decree, moreover, the Report of the Board contains a description of Research and Development activities, of events occurred after the closing of the 2001 financial year and management's expectations of operations for the year 2002.

The Board of Statutory Auditors acknowledges that consolidated companies – whose list and description is supplied pursuant to article 39 of Legislative Decree 127/1991 – have been recorded correctly in compliance with article 26 of the mentioned Legislative Decree. Subsidiaries WIND SpA and Infostrada SpA, the latter of which acquired in the year, were consolidated line-by-line. In the 2000 Consolidated Financial Statements, WIND SpA had been consolidated on equity. The Board of Statutory Auditors examined the financial statements of consolidated subsidiaries and found them to be correct and in line with current statutory regulations. The Consolidated Balance Sheet and Income Statement for the year 2001 were compared with those for the previous year. The Notes to the accounts contain the information prescribed by article 38 of Legislative Decree 127/1991. In particular, they include a description of the most significant valuation criteria applied, in line with those adopted by the Group Parent Company and those applied in the preparation of the accounts for 2000. The Notes to the accounts illustrate, moreover, the consolidation techniques applied, pursuant to the provisions of articles 31 and 32 of the mentioned Legislative Decree, that are in line with those applied in the previous year. Items contained in the financial statements and significant changes from the previous year are commented upon.

The Board of Statutory Auditors, based also on contacts held with independent auditors Arthur Andersen SpA, whose auditing report on the Consolidated Financial Statements of the Enel Group for 2001 contained no exception, has no observation to make on the same.

Rome, May 7, 2002

The Board of Statutory Auditors

ANDERSEN

Arthur Andersen SpA
Via Campania 47
00187 Roma
www.andersen.com

Report of the Independent Auditors on Consolidated Financial Statements pursuant to art. 156 of Legislative Decree no. 58 of February 24, 1998
(Translation from the original issued in Italian)

To the Shareholders of
Enel S.p.A.:

1. We have audited the consolidated financial statements of Enel S.p.A. (the "Company") and subsidiaries as of and for the year ended December 31, 2001. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Italy as recommended by the Italian Regulatory Commission for Companies and the Stock Exchange ("Consob"). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the adequacy and the fairness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries, the total assets and revenues of which represent approximately 10% and 14%, respectively, of the consolidated amounts, were audited by other auditing firms, whose reports have been furnished to us. Our opinion, expressed in this report, insofar as it relates to the amounts included for those entities, is based also on the reports of the other auditors.

   For our opinion on the prior year's consolidated financial statements, which are presented for comparative purposes as required by law, reference should be made to our auditors' report dated April 20, 2001.

3. In our opinion, the consolidated financial statements of Enel S.p.A. and subsidiaries as of and for the year ended December 31, 2001 comply with the Italian statutory provisions related to consolidated financial statements, therefore they give a true and fair view of the financial position and results of operations of the Company and its subsidiaries.

4. For a better understanding of the consolidated financial statements, attention is drawn to the following matters which are described in the notes to the consolidated financial statements:

Sede Legale
Via della Moscova 3 20121 Milano

Reg. Imp. 02486670581 di Milano
R.E.A. 960046
Cod. Fisc. 02486670581
Partita IVA 09869140153
Capitale Sociale Euro 1.800.000,= i.v.

Bari Bologna Brescia Firenze
Genova Milano Napoli Padova
Roma Torino Treviso Verona

a) as of December 31, 2001, there existed certain lawsuits and other uncertainties relating primarily to tariff, environmental and urbanistic matters, the outcome of which could result, in some cases, in charges for the Company and its subsidiaries, at present not objectively quantifiable. These matters are described in more details in the notes to the consolidated financial statements.

b) In 2001, the Company acquired the entire capital of Infostrada S.p.A. and started the integration of Infostrada S.p.A. with Wind Telecomunicazioni S.p.A.; the consolidated financial statements as of December 31, 2001 reflect the consolidation of these subsidiaries. The recoverability of costs capitalized in connection with this transaction as well as the recoverability of the deferred tax assets associated with the tax loss carry forwards of such entities are related to the development of the operations in the telecommunication business of the Company and the achievement of an adequate profitability in the future.

Rome, Italy
April 19, 2002

Arthur Andersen SpA

Massimo delli Paoli
Massimo delli Paoli – Partner

U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(U.S. GAAP)



U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

Summary of significant differences between Italian GAAP and U.S. GAAP

The consolidated financial statements are prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. The significant differences are as follows:

Fixed Assets and Related Depreciation

In accordance with various Italian laws, certain utility plant balances have been restated. Under U.S. GAAP, such restatements are not permitted. In 2000, the Company initiated a 4-year plan to replace certain assets with newer technology. As consequence, our estimate regarding their useful life for U.S. GAAP purposes was revised, although no such assessment was done for Italian GAAP purposes. Additionally, due to the mentioned above, differences in gains or losses on disposal of fixed assets arise between Italian and U.S. GAAP.

The reconciliations below include adjustments to eliminate the restatements, and related accumulated depreciation, to reflect the effect of the recomputation of depreciation expense on a historical U.S. GAAP cost basis, the prospective change in estimate regarding some fixed assets and to recognize gains or losses on asset disposals in accordance with U.S. GAAP. The effect on net income and basic earnings per share of the change in estimates of the useful life of certain assets amounts to euro 56 million and euro 0.01 per share, euro 74 million and euro 0.01 per share for the years ended December 31, 2000 and 2001, respectively.

Capitalized Interest and Related Depreciation

Under U.S. GAAP, interest should be capitalized as part of the cost of building an asset in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost". Under Italian GAAP, interest capitalization is permitted, but not required. For Italian purposes, the Company has not capitalized any interest since December 31, 1988. The reconciliations below include adjustments to reflect capitalization of interest on assets, to the extent those assets qualify for interest capitalization in accordance with SFAS No. 34, and the related effect on depreciation.

Unbilled Revenues

Until December 31, 2000, the Company recorded revenues for electric services rendered when the electrical meter was read or when a customer was billed based on estimated consumption. Revenues for the supply of electricity provided after the last meter reading prior to year-end, as well as differences between estimated and actual consumption, were recognized in the subsequent period when billed. Under U.S. GAAP, revenues are recorded for all services provided through the end of the accounting period. The reconciliations presented through 2000 included adjustments to recognize the net impact on revenues for all services provided during each fiscal period, even if amounts were not billed at the period end. Following the new tariff rules, effective January 1, 2001, revenues under Italian GAAP reflect the estimated amounts of electricity supplied after the last meter reading prior to year end. Since at December 31, 2001 the difference between Italian GAAP and U.S. GAAP no longer exists, last year's adjustment has been reversed in the reconciliation presented below.

Pension and Employee Termination Accounting

The Company grants certain pension and other benefits to its employees, as required by Italian law and under labor contracts. In particular, the Company's employees are covered by a plan required under Italian law and labor contracts which grants a termination indemnity based on compensation and years of service. The Company has accrued the amount due to each employee as of the respective year-end, based on such factors and dates. In addition, the Company is required, by agreements with trade unions, to provide certain additional employee termination benefits. The reserve for these termination benefits is accrued on a current liability basis at the end of each year and accordingly is not actuarially computed.

SFAS No.87, "Employers' Accounting for Pensions", requires the provision for pension and other benefits to be recognized over the employees' employment period based on actuarially determined calculations. Additionally, in determining the employee termination liability for U.S. GAAP purposes, the Company has applied Approach 2 of Emerging Issues Task Force ("EITF") No. 88-1. This approach determines the actuarial present value of the vested benefit obligation the employee is entitled to at separation based on the employee's expected date of separation or retirement. The reconciliations below include adjustments to recognize the pension and other benefits in accordance with SFAS No. 87 and EITF No. 88-1.

Additionally SFAS 87 requires the recognition of an additional minimum liability if the unfunded accumulated benefit obligation exceeds the accrued pension liability. If an additional minimum pension liability is recognized an equal amount is recognized as an intangible asset to the extent of unrecognized prior service cost. Any remaining excess is reported as other comprehensive income.

Other Postretirement Benefits Accounting
The Company grants certain postretirement benefits to its employees, mainly related to a reduction on electricity tariffs and contributions to certain employee programs that provide medical benefits. The related costs are expensed as incurred under Italian GAAP.

SFAS No. 106, "Accounting for Postretirement Benefits Other then Pensions", requires the provision for various employee benefit arrangements to be recognized over the employees' employment period based on actuarially determined calculations. The reconciliations presented below include adjustments to recognize the other postretirement benefits in accordance with SFAS No. 106.

Social Security Withholdings and Contribution ("Solidarity Contribution")
The Company was required to pay approximately euro 65 million for social security withholdings and contributions (relating to the period from September 1, 1985 to June 30, 1991), during 1997 through 1999. In the consolidated financial statements the amounts are expensed as paid over the deferred payment period. U.S. GAAP requires the recognition of a liability on an accrual basis, when it is probable and reasonably estimated. The reconciliations below include adjustments to reflect the liabilities on an accrual basis.

Derivatives
The Company enters into derivatives for general and specific hedging purposes. The general hedges are not designated against specific transactions. Under U.S. GAAP, derivatives that are not designated to hedge specific transactions are accounted for at market value with gains and losses being recognized currently in the statements of income.

Additionally, in connection with the preliminary agreement signed by the Company in October 2000 to acquire Infostrada, the Company also entered into derivative instruments to manage its exposure to the variable price adjustment mechanism in the preliminary agreement. For Italian GAAP purposes, the settlement of the derivative instruments was considered a component of the purchase price of Infostrada, while U.S. GAAP does not allow hedge accounting for instruments intended to hedge the purchase price of a business combination. Therefore, the loss of euro 250 million from these instruments must be recorded as a gain or loss in the statements of income under U.S. GAAP rather than as a part of the purchase price.

The reconciliations below include adjustments to reflect all of the types of derivatives described above at their estimated market value in the statements of income.

Effect of U.S. GAAP adjustments on WIND Equity
In 1999 and 2000, the investment in WIND under Italian GAAP was accounted for under the equity method. Certain differences between Italian GAAP and U.S. GAAP existed in the accounts of WIND, primarily related to start-up and advertising costs, which are required to be expensed as incurred for U.S. GAAP purposes. The reconciliations below included for the years 1999 and 2000, the adjustments to recognize the Company's investment on WIND on a U.S. GAAP basis.

In 2001, WIND was consolidated using the line by line method and the related adjustments are reported in separate lines in the reconciliations below.

Advertising costs
Under Italian GAAP certain advertising costs may be capitalized if certain conditions are met and are then amortized over 5 years by the Company. Under U.S. GAAP advertising costs are expensed as incurred.

Start - up costs
Under Italian GAAP the Company capitalizes and amortized start-up costs over 5 years. Under US GAAP start-up costs are expensed as incurred.

Internal use software
For Italian GAAP software development costs may be capitalized if certain conditions are met. For U.S. GAAP purposes software development costs can be divided into three categories: costs sustained in a preliminary phase (strategic decisions, systems and performance requirements, vendors selection, general conceptual framework, preliminary studies and planning), development and implementation costs, and training and on-going maintenance costs. Under U.S. GAAP costs related to the preliminary phase and costs related to training and on-going maintenance are expensed as incurred. In determining the amounts to be expensed to the income statement, management of the company made some estimates in terms of percentages of total costs capitalized for software projects.

Additionally, under Italian GAAP the Company accrued for costs expected to be incurred regarding the adaptation of software applications. Under US GAAP these costs are expensed as incurred.

Reorganizations under common control
Under U.S. GAAP acquisitions within a group of commonly controlled companies are accounted for as a reorganization of entities under common control in a similar manner to a 'pooling of interests'. Accordingly, assets and liabilities acquired are recorded at cost with no goodwill arising. U.S. GAAP requires the elimination of goodwill arising on consolidation of companies acquired under common control together with the related amortization.

FS (Italian State Railways) Right of Way

In the consolidated financial statements of the Company, under Italian GAAP the total consideration payable to the Italian State Railways for the rights of way over the FS rail network is recorded as an intangible asset and residual payments (13 installments over the period 1999 to 2011) are recorded at face value as liabilities; the intangible asset is amortized over its estimated useful life. For U.S. GAAP purposes, the intangible asset is adjusted to the present value of amounts to be paid for liabilities incurred. Amortization is charged on the adjusted cost of the intangible asset and the discount to present value of the gross amounts to be paid is charged to interest expense, using the effective interest rate method, over the repayment period.

Sundry differences regarding telecommunications activities

The item includes several minor differences regarding telecommunications activities between Italian GAAP and U.S. GAAP mainly related to customer acquisition costs and activation fees.

Infostrada acquisition

On March 29, 2001 the Company acquired from Vodafone Airtouch Plc 100% of the voting stock of Infostrada for euro 7.4 billion fully satisfied by cash. Infostrada is a telecommunication operator in Italy and Enel believes this acquisition will allow it to create the only significant rival to the Telecom Italia S.p.A. group, as well as one of the leading integrated telephone operators and a leading Internet operator. Under U.S. GAAP the acquisition of Infostrada was accounted for under the purchase method accounting, as prescribed by APB 16. Accordingly, the accompanying consolidated statement of operations does not include any revenues or expenses related to this acquisition prior to the consummation date.

The Company allocated the purchase price to the fair value of assets acquired and liabilities assumed and calculated the goodwill under U.S. GAAP. The table below shows a reconciliation of goodwill between Italian GAAP and U.S. GAAP.

Million of euros	
Goodwill under Italian GAAP	7,631
Hedge cost (see footnote on derivatives)	(250)
Infostrada U.S. GAAP adjustments	(165)
Goodwill under U.S. GAAP	**7,546**

The transaction resulted in goodwill of euro 7,546 million. The goodwill is been amortized over its expected useful life, which in the case of Infostrada is 15 years for both U.S. GAAP and Italian GAAP.

Following is the Company's Italian GAAP unaudited pro-forma result assuming the acquisition occurred on January 1, 2000 and 2001:

Million of euros	2000	2001
Revenues	26,995	29,062
Profit before income taxes and minority interest	2,397	4,263
Net income	1,476	4,033
Basic and diluted earnings per share	0.24	0.66

This unaudited pro-forma data has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which would have actually resulted had the combinations been in effect on January 1, 2000 and 2001.

Restructuring Reserve
The Italian GAAP financial statements reflect accruals for future anticipated restructuring charges. U.S. GAAP requires that certain conditions must be met before a restructuring accrual can be established. Since these conditions have not been met, the reconciliations below reflect adjustments for the difference in the timing of the accruals.

Italian Pension System Obligation
The Company is required to pay extraordinary contributions to the Italian national pension system in the three year period 2000-2002. U.S. GAAP requires the recognition as net pension cost of the required contribution for the period and recognition as a liability of any contributions due and unpaid, while Italian GAAP allows these amounts to be expensed over a 20-year period. The reconciliations presented below include an adjustment to recognize the expense in accordance with U.S. GAAP.

Investment in Equity Securities
The Company has an investment in the equity securities of Echelon Corporation. For Italian GAAP purposes, the investment is accounted for under the cost method, with adjustments to earnings in order to reflect declines in value judged to be other than temporary. For U.S. GAAP purposes, the securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", classified as available-for-sale and are carried at their fair market value with the unrealized holding gains and losses reflected under "Other comprehensive income" in shareholders' equity. Realized gains and losses, dividends and declines in value judged to be other than temporary are included in income. The reconciliations below include an adjustment to recognize the investment in accordance with SFAS No. 115.

Deferred Taxes
The Company records deferred taxes in accordance with Italian Accounting Standard No. 25, which is substantially consistent with SFAS No. 109, "Accounting for Income Taxes." For Italian GAAP purposes, the Company is not required to recognize deferred taxes on capital reserves if they are not expected to be distributed and the Company has not yet provided deferred taxes for the Legal Reserves, Law 292/93 Reserves or other reserves. For Italian GAAP purposes, the tax effect will be recognized when these amounts are reimbursed to the shareholders. For U.S. GAAP purposes, these taxes are required to be recognized since certain criteria have been met. The reconciliations below include the adjustments to recognize income taxes in accordance with SFAS No. 109.

Classification differences
In addition to recognition and measurement differences there are a number of classification differences between Italian GAAP and U.S. GAAP. The main classification differences are:

Extraordinary Income and Expenses
Items are recorded as extraordinary under Italian GAAP if they meet certain criteria. U.S. GAAP requires more stringent conditions for extraordinary item classification by also requiring the underlying event or transaction to clearly possess a high degree of abnormality and be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the event operates. Items recorded by the Company as extraordinary for Italian GAAP would not qualify as extraordinary under U.S. GAAP, except for the capital gain arisen in 2001 from the disposal of Elettrogen.

Cash Flow Statements
Under Italian GAAP the Company determines net cash flow from operating activities by the indirect method, starting from income before minority interests. Under US GAAP net cash flow from operating activities is determined starting from net income.

Additionally, under Italian GAAP contributions to pension fund and other obligations are treated as cash flows from financing activities, while under US GAAP they are classified as cash flow from operating activities.

Summarized cash flow determined in accordance with U.S. GAAP is presented below:

Million of euros	1999	2000	2001
Net cash provided by operating activities	7,010	4,937	5,554
Net cash used in investing activities	(2,383)	(3,468)	(8,707)
Net cash (used) provided in financing activities	(5,571)	(1,509)	3,249

Recently issued accounting standards
In July 2001, the FASB issued SFAS No. 141, "Business combinations", requiring that all business combinations initiated after June 30, 2001, be accounted for under the purchase method; use of the pooling-of-interests method is no longer permitted. The adoption of SFAS No. 141, effective July 1, 2001, will result in Company's accounting for any future business combinations under the purchase method of accounting, but will not change the method of accounting used in previous business combinations.

In July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets", requiring that goodwill and other intangible assets no longer be amortized to earnings, but instead be reviewed for impairment on an annual basis. The amortization of goodwill ceased upon adoption of the standard. At December 31, 2001, the amount of unamortized goodwill was euro 8,102 million. Accumulated amortization was approximately euro 470 million as of December 31, 2001. The provisions of SFAS No. 142 require adoption as of January 1, 2002 for calendar year entities. Had the Company applied SFAS No. 142 from January 1, 2001, the Company would have not recorded amortization of goodwill for euro 442 million. The Company does not have indefinite life intangible assets. The Company is currently studying the effects of the new standard, but cannot predict at this time if any amounts will be recognized as impairments of goodwill or other intangible assets.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective as of January 1, 2003. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company is currently studying the effects of the new standard, but have yet to quantify the effects of adoption on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets, and superseded SFAS No. 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30 for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity, and which components will be eliminated from the ongoing operations of the entity in a disposal transaction. Following the adoption of SFAS No. 144, effective January 1, 2002, the Company will account for any future impairments or disposals of long-lived assets under the foregoing provisions, but will not change the accounting principles used in previous asset impairments or disposals.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No.4,44 and 64, Amendment of FASB Statement No.13 and Technical Corrections." The principal change is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS 4 will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15,2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. The Company plans to adopt SFAS 145 for its fiscal year ending December 31,2003. When adopted, prior extraordinary items related to the extinguishment of debt will need to be reclassified.

Reconciliation between Net Income and Shareholders' Equity determined under Italian GAAP and U.S. GAAP

The following table summarizes the significant adjustments to consolidated net income for the years ended December 31, 1999, 2000 and 2001 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

Million of euros [a]	1999	2000	2001
Net Income as reported in the consolidated statements of income	**2,345**	**2,188**	**4,226**
Items increasing (decreasing) reported net income:			
- Fixed assets and related depreciation	208	370	570
- Capitalized interest and related depreciation [b]	(38)	(33)	(90)
- Unbilled revenues	93	(60)	(501)
- Pension and employee termination accounting	(54)	(111)	117
- Other postretirement benefits accounting	(24)	(19)	(23)
- Social security withholdings and contribution	22	-	-
- Derivatives	27	(83)	(179)
- Effect of U.S. GAAP adjustments on WIND Equity	(28)	1	-
- Advertising costs	-	-	23
- Start-up costs	-	-	14
- Internal use software	-	-	(5)
- Reorganizations under common control	-	-	2
- FS (Italian State Railways) Right of Way	-	-	(4)
- Sundry differences regarding telecommunications activities	-	-	7
- Goodwill on Infostrada acquisition	-	-	5
- Restructuring reserve	30	(17)	(11)
- Italian pension system obligation	-	(577)	(523)
- Investment in equity securities	-	35	(35)
- Deferred taxes	(187)	-	(49)
- Tax effect of reconciling items	(99)	147	151
- Impact of reconciling items on minority interest	-	-	(4)
Net income in accordance with U.S. GAAP	**2,295**	**1,841**	**3,691**
Cumulative effect from implementation of SFAS 133, net of taxes	-	-	(3)
Net income in accordance with U.S. GAAP	**2,295**	**1,841**	**3,688**
Basic and diluted earnings per share in accordance with U.S. GAAP [c]	**0.38**	**0.30**	**0.61**

[a] Except per-share data which is in Euro

[b] Includes related depreciation of euro 70 million, euro 71 million, euro 72 million, respectively.

[c] The approximate per share amounts have been calculated in accordance with SFAS No. 128, "Earnings Per Share". For purposes of these calculations the weighted average number of shares, taking into account the reverse stock split, was 6,063,075,189 shares as of December 31, 1999, 2000 and 2001, respectively.

The following table summarizes the significant adjustments to consolidated shareholders' equity as of December 31, 2000 and 2001 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

Million of euros	2000	2001
Shareholders' equity as reported in the consolidated Balance Sheet	**18,312**	**20,966**
Items increasing (decreasing) reported shareholders' equity:		
- Fixed assets and related depreciation (a)	(1,342)	(772)
- Capitalized interest and related depreciation (b)	1,475	1,385
- Unbilled revenues	501	-
- Pension and employee termination accounting	27	(18)
- Other postretirement benefits accounting	(1,055)	(1,078)
- Derivatives	(86)	157
- Effect of U.S. GAAP adjustments on WIND Equity	(28)	-
- Advertising costs	-	(80)
- Start-up costs	-	(19)
- Internal use software	-	(34)
- Reorganizations under common control	-	(12)
- FS (Italian State Railways) Right of Way	-	(14)
- Sundry differences regarding telecommunications activities	-	(3)
- Goodwill on Infostrada acquisition	-	(79)
- Restructuring reserve	13	2
- Italian pension system obligation	(577)	(1,100)
- Investment in equity securities	(65)	-
- Deferred taxes	(106)	(155)
- Tax effect of reconciling items	369	469
- Impact of reconciling items on minority interest	-	11
Shareholders' equity in accordance with U.S. GAAP	**17,438**	**19,626**
Cumulative effect from implementation of SFAS 133, net of taxes	-	(159)
Shareholders' equity in accordance with U.S. GAAP	**17,438**	**19,467**

(a) Includes related accumulated depreciation of euro 12,453 million, euro 11,281 million, respectively.

(b) Includes related accumulated depreciation of euro 414 million, euro 544 million, respectively.

There are other differences between Italian GAAP and U.S. GAAP which have not been included in the U.S. GAAP reconciliation because their effects on net income and shareholder's equity are not considered material. Following is a brief description of such differences:

1. *Cost of Removal and Land Depreciation* - The Company does not specifically provide a reserve for the cost of removal of utility plant upon completion of its service period since the environmental laws in Italy do not require removal of generating assets. The Company does, however, provide for depreciation on land on which generating stations and other property are located. Under U.S. GAAP, land is not depreciated, but specific provisions are generally made for the cost of removals as a reduction in net utility plant or reflected as a liability in the balance sheet. The effect of not providing for the cost of removal of plant or the depreciation of land is not material, individually or in the aggregate, to the Company's financial position and results of operations.

2. *Consolidation of insignificant subsidiaries* - Under Italian GAAP insignificant subsidiaries are not consolidated. U.S. GAAP requires the consolidation of all majority owned subsidiaries without considering the materiality. The mentioned subsidiaries amounted for:

	As of Dec. 31, 2000	As of Dec. 31, 2001
Revenues	0.0001%	0.001%
Net income	(0.001%)	(0.014%)
Total assets	0.001%	0.020%
Net equity	0.002%	0.052%

GLOSSARY OF SELECTED TERMS



The following explanations are not technical definitions, but they are provided as reference for some of the terms used in the Annual Report.

Authority for Electricity and Gas (the Authority)	The independent Authority regulating and monitoring services for the electricity and gas sectors, created in Italy through Law 481, November 14, 1995.
Authority for Electricity and Gas fuel mix	Fuel mix adopted by the Authority in determining electricity tariff components.
Bersani Decree	Legislative Decree no. 79, March 16, 1999, liberalizing the domestic electricity market.
CIP Regulation 6/92	Resolution adopted on April 29, 1992 by the CIP in application of Law no. 9, January 9, 1991 and subsequent amendments. The Resolution sets prices and incentives for the sale of electricity produced through renewable sources.
Combined Cycle Gas Turbine	A type of generating plant that produces electricity through both gas turbines and steam turbines. Conventional boilers or other generators recover and use the heat exiting from gas turbines.
Co-generation	The simultaneous generation of steam and electricity, typically where the need arises for industrial purposes.
Electricity Exchange	The exchange about to become operational through which all electricity producers, eligible customers and the Single Buyer will be able to trade electricity.
Electricity Equalization Fund	Entity created in 1961 following the decision of the CIP (Interministerial Price Committee) to introduce an equalization mechanism at the time of the introduction of a single national electricity tariff. It manages the following funds: tariff integration; energy cost (fuel cost and electricity purchase contributions); financing of residual nuclear activities; surcharge for new renewable sources plants (CIP Regulation 6/1992); contributions in replacement of special tariff regimes; provisional contribution to electricity generation for the regulated market; financing of R&D activities.
Eligible customer	The person or entity who is entitled, according to the Bersani Decree, to stipulate contracts for the supply of electricity with any producer, distributor or wholesaler that provides the service in the area in which the electricity is consumed.
Final customer	The person or entity that acquires electricity exclusively for its own consumption.

Generating plant	An electric generator together with the turbine or other device which drives it.
Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).
Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.
Gross generation (in kWh)	The sum of electricity (including that generated after pumping) produced by all generating units (thermal engine and one or more electricity generators, linked mechanically) involved, measured at the point of exit from generators.
GPRS (General Packet Radio Service)	Service allowing the transmission of data and the connection to the Internet through mobile phones and portable computers. It allows to navigate on the Internet through mobile phones. GPRS is based on the GSM technology (Global System for Mobile Communications).
GSM	European standard for digital radio mobile communications on the 900-1800 MHz frequency band.
Household customers	Regulated market customers consuming low-voltage electricity supplied at their home.
Installed capacity	The maximum power which could be produced continuously throughout a prolonged period of operation. All equipment is assumed to be fully operational.
Interconnection	The connection between two telecommunications networks that differ either by type or by operator, allowing customers connected to the same to communicate between them despite such differences.
ISO	Independent System Operator (Gestore della Rete di Trasmissione Nazionale), managing the National Transmission Network.
Kilovolt (kV)	1,000 volts.
Kilowatt (kW)	1,000 watts.
Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.
Market Regulator	The company created by the ISO entrusted with the management of the Electricity Exchange.
Megawatt (MW)	1,000,000 watts (1,000 kilowatts).
Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.

Mid-Merit	Type of generation plants used to manage the network's load, operating for a limited number of hours per year.
National Transmission Network	The network of transformer stations and high-voltage power lines on the national territory.
Net generation (in kWh)	Gross electricity generation, net of electricity absorbed by auxiliary generation services and losses occurred in main transformers.
Orimulsion	Abbreviation of "Orinoco emulsion", which is a fossil fuel from the Orinoco river basin in Venezuela consisting of very fine bitumen dispersed in water. Orimulsion emits the same amount of CO_2 as fuel oil of equivalent energy value.
Regulated market customer	The final user who, according to the Bersani Decree, does not qualify as Eligible customer and is entitled to purchase electricity exclusively from the distributor that supplies the area in which the customer uses it.
Renewable sources	Sun, wind, water resources, geothermal sources, tides, waves, biomasses and organic and inorganic waste.
Single buyer	Company created by the ISO to ensure the supply of electricity to regulated market customers according to continuity, safety and efficiency of service minimum levels. It will become operational at the launch of the Electricity Exchange.
Substation	Equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.
Terawatt (TW)	1,000,000,000,000 watts (1,000 gigawatts).
Terawatt hour (TWh)	One terawatt of power supplied or demanded for one hour.
Thermal unit	A generating unit which uses combustible fuel as the source of energy to drive an electric generator.
Toe	Ton of oil equivalent. Conventional unit equal to 10 million kcal, expressing the quantity of any energy source in relation to its energy potential in terms of crude oil.
Transmission	The transport of electricity along interconnected high- and very-high voltage alternate current power lines or, in the case of imported electricity, from the delivery point of the same to the distribution network.

Transport	The use of the National Transmission Network and of distribution networks for the transport of electricity from the point of delivery to the point of withdrawal.
UMTS (Universal Mobile Telecommunications System)	Third generation mobile communications system based on the ETSI standard (European Telecommunications Standard Institute).
Volt	The basic unit of electric force analogous to water pressure in pounds per square inch.
WAP (Wireless Application Protocol)	Communications standard through which Internet services can be accessed directly by appropriate mobile phones and other wireless portable equipment.
Watt	The basic unit of active electrical power.

Graphic design
Imaginali - Rome
Publishing service
IMAGE DESIGN - Rome
coordination: Claudio Polito
Text editing
postScriptum by Paola Urbani
Color separation
Photolyto Capitolina - Rome
Printed by
Primaprint - Viterbo

Printed in July 2002
on Fedrigoni Freelife Cento
recycled paper

Publication not for sale

Enel
Società per azioni
Registered office in Rome
137, Viale Regina Margherita
Share Capital
Euro 6,063,075,189
fully paid-in
Tax I.D. and Companies' Register
of Rome no. 00811720580
R.E.A. of Rome no. 756032
VAT Code no. 00934061003

www.enel.it

2002 | Report on the 1st Quarter

3

Enel

2002 Report on the 1st Quarter

Enel

00208

CONTENTS

HIGHLIGHTS

	1st Quarter 2002	2001
Income data (in millions of euro)		
Revenues	7,347	7,251 [1]
Gross operating margin	2,016	2,050 [1]
Operating income	760	893 [1]
Net income	279	378 [1]
Financial data (in millions of euro)		
Gross capital employed	48,724	47,191 [1]
Net capital employed	44,601	43,039 [1]
Total financial debt	23,225	21,930 [2]
Shareholders' Equity including minority interests	21,376	21,109 [2]
Cash flow from operations	1,679	1,851
Per share data (euro) [3]		
Net income per share	0.05	0.06 [1]
Gross operating margin per share	0.33	0.34 [1]
Operating income per share	0.13	0.15 [1]
Net equity per share	3.50	3.46 [2]
Operating data		
Electricity sales (TWh)	48.5	52.1
Net electricity generated (TWh)	39.3	39.7 [1]
Energy transported for the free market (TWh)	20.4	16.8
Employees at period end (no.)	73,005	72,661 [2]
Market indicators		
Average Brent oil price ($/barrel)	21.1	25.8
High-sulfur content fuel oil average price ($/t)	111	120
Average $/euro exchange rate	0.877	0.923
Six-month Euribor rate	3.41%	4.64%

[1] Financial data for the 1st Quarter of 2001 relates to the Restated Consolidated Income Statement and does not therefore take into account financial data of Elettrogen and Valgen while including that for Infostrada. The effect of the acquisition of Infostrada and the sale of Elettrogen and Valgen on the amortization of consolidation differences and on financial charges are also reflected.

[2] At December 31, 2001.

[3] Adjusted to take into account the number of shares resulting from the reverse stock split (6,063,075,189).

00210

THE ENEL GROUP


Enel SpA
Energy Management
Italy
Enel Produzione
Enel Green Power
Elettroambiente
Eurogen
Interpower
Enel.FTL
Enel Logistica Combustibili
International Operations
Electra de Viesgo
CHI Energy
EGI
Networks and Sales
Electricity
Enel Distribuzione
Enel Trade
Deval
Terna
So.l.e.
Enel.si
Gas
Enel Distribuzione Gas
Enel Vendita Gas
Enel Trade
TMT
WIND
Enel.it
Engineering & Contracting
Enelpower
Enelpower UK
Enelpower do Brasil
Real Estate and Facility Management
Sei
Dalmazia Trieste
Water
Enel.Hydro
Human Resources and Training
Sfera
Ape Gruppo Enel
Financial Services
Enel.Factor
Enel.Re
Venture Capital
Enel Capital
WEBiz Holding
WEBiz2
WEBiz3

SUMMARY OF OPERATIONS FOR THE 1ST QUARTER OF 2002

Demand for electricity in Italy

In the 1st Quarter of 2002, demand for electricity in Italy was equal to 78,364 million kWh, representing a 1.7% increase over the same period in the previous year.

Domestic electricity flows (source: Independent System Operator)

In millions of kWh	1st Quarter 2002	1st Quarter 2001	Change	
Net electricity generation	67,912	66,751	1,161	1.7%
Net imports	13,163	12,752	411	3.2%
Electricity delivered to the network	**81,075**	**79,503**	**1,572**	**2.0%**
Pumping consumption	(2,711)	(2,471)	(240)	9.7%
Electricity absorbed by the network	**78,364**	**77,032**	**1,332**	**1.7%**

Electricity generation increased by 1.7%, in line with the growth in electricity absorbed by the network. Thermal generation grew by 11.1% against a decline of 37.3% in hydroelectric generation. The latter was affected by the low water supply that characterized the first months of 2002, as compared with the same period in the previous year. The growth in imports follows the completion of the upgrade of a number of international power lines, allowing to increase since September 2001 the international transport capacity.

Results of the Enel Group

Generation and sale of electricity in Italy

Electricity flows on the Enel network

In millions of kWh	1st Quarter 2002	1st Quarter 2001 restated	Change		1st Quarter 2001
Net electricity generation					
Thermal	32,964	29,437	3,527	12.0%	32,804
Hydroelectric	5,282	9,124	(3,842)	-42.1%	10,201
Geothermal	1,034	1,074	(40)	-3.7%	1,074
Other sources	11	25	(14)	-56.0%	25
Total net electricity generation	**39,291**	**39,660**	**(369)**	**-0.9%**	**44,104**
Sales of generation companies	**4,178**	**1,597**	**2,581**	**161.6%**	**1,597**
Electricity purchases:					
From domestic producers	5,481	4,565	916	20.1%	121
From foreign producers	5,568	6,299	(731)	-11.6%	6,299
From the ISO	8,941	9,719	(778)	-8.0%	9,719
Total purchases	**19,990**	**20,583**	**(593)**	**-2.9%**	**16,139**
Electricity sales					
Regulated market:					
High-voltage	4,177	5,086	(909)	-17.9%	5,086
Medium-voltage	10,761	14,376	(3,615)	-25.1%	14,376
Low-voltage	26,392	26,798	(406)	-1.5%	26,798
Total regulated market	**41,330**	**46,260**	**(4,930)**	**-10.7%**	**46,260**
Free market:					
High-voltage	3,505	3,745	(240)	-6.4%	3,745
Medium-voltage	3,663	2,140	1,523	71.2%	2,140
Low-voltage	7	1	6		1
Total free market	**7,175**	**5,886**	**1,289**	**21.9%**	**5,886**
Total electricity sales	**48,505**	**52,146**	**(3,641)**	**-7.0%**	**52,146**

Financial data for the 1st Quarter of 2001 has been restated for comparative purposes and excludes net electricity generation of Elettrogen and Valgen (sold subsequent to March 31, 2001), reclassified as an increase of purchases from domestic producers. The last column in the table above shows previously reported data relating to the operating perimeter at the time of its publication.

Sales on the free and regulated market decline by 7.0%.
Sales on the regulated market register a 10.7% decrease concentrated in the high- and medium-voltage segment and induced by the gradual opening up of the market, in addition to the sale of the Rome and Turin metropolitan distribution networks (occurred in the second half of 2001). On a comparable perimeter basis, the decline is equal to about 7%.
Sales on the free market - in which Enel Trade is the main operator with a 34% market share (gross of own consumption and net of grid losses) - increase by 21.9% over the 1st Quarter of 2001 thanks to the sharp increase in medium-voltage sales (up 71.2%). The decline in high-voltage sales to eligible customers, down 6.4%, is due to the choice offered to final users, pursuant to Authority for Electricity and Gas Resolution no. 317/2001, to acquire directly at auctions held by the Independent System Operator (ISO) electricity falling under the provisions of CIP Regulation no. 6/92, in addition to part of electricity imported.

Net electricity generated by the Enel Group in Italy in the Quarter is equal to 39,291 million kWh, declining on a comparable perimeter basis by 0.9% over the same period in 2001. Hydroelectric generation declined in the 1st Quarter of 2002 (down 42.1%, -3,842 million kWh) due to low water supplies, compensated almost in full by the increase in thermal generation (up 12.0%, +3,527 million kWh). Sales made directly by generation companies grow from 1,597 million kWh in the first three months of 2001 to 4,178 million kWh in the same period in 2002, due primarily to higher withdrawals from the network on the part of free market operators.

Operating performance
Gross operating margin for the 1st Quarter of 2002 amounted to euro 2,016 million, declining by 1.7% over the same period in 2001 (down euro 34 million) on the basis of the restated Income Statement that does not include Elettrogen and Valgen, while including financial data for Infostrada, in addition to the impact of changes in the perimeter relating to such companies on financial charges and the amortization of consolidation differences. The TMT sector (Telecommunications and Information Systems) reports an improvement of euro 219 million, from a negative gross margin of euro 62 million in the 1st Quarter of 2001, to a positive gross margin of euro 157 million in the same period in 2002, thanks to the growth recorded by WIND, in line with expectations. The gross operating margin of electricity and gas distribution and sale increases by euro 101 million as a result of cost reductions and the widening of the perimeter in the gas segment, in addition to seasonal factors. The operating margin of the "Energy Management" sector (electricity generation and fuel trading) decreases by euro 291 million. Such change is due in part to the euro 38 million gross operating margin generated by Viesgo, despite the €c 0.31 per kWh bonus recognized only in 2000 and 2001 as a contribution to electricity generation for energy destined to the regulated market, the decrease in hydroelectric generation in addition to the reduction in the positive difference between the tariff component aimed at covering the cost of fuel and the actual fuel cost incurred, as a result of fuel price changes. The remaining activities report an overall decline in margin of euro 63 million due to a reduction in the sale price of electricity imported by the Parent Company resulting from the different performance in the two Quarters of the component linked to oil prices.

Operating income declines from euro 893 million in the 1st Quarter of 2001, to euro 760 million in the 1st Quarter of 2002 (down 14.9%), due mainly to higher depreciation charges in the Telecommunications sector (following the expansion of the network) and in the Generation sector, due to investments made abroad after March 31, 2001 (Viesgo and EGI).
Consolidated net income (Group and minority interests) for the Quarter amounts to euro 243 million, as compared with euro 290 million in the same period in 2001 (down 16.2%). The sharper decline in the Group's share in net income, decreasing from euro 378 million to euro 279 million (down 26.2%), is due to the lower amount of WIND's losses allocated to minority interests following the improvement in the performance of the subsidiary and the increase in Enel's equity share, subsequent to March 31, 2001.

Cash flow generated by operations in the 1st Quarter of 2002 is equal to euro 1,679 million, as compared with euro 1,851 million in the same period in 2001.

Net capital employed at March 31, 2002 amounted to euro 44,601 million (euro 43,039 million at December 31, 2001), while total financial debt was equal to euro 23,225 million, increasing by euro 1,295 million over December 31, 2001 due mainly to the expense incurred for the acquisition of the Viesgo Group. Total Shareholders' Equity (Group and minority interests) at March 31, 2002 amounted to euro 21,376 million, up euro 267 million over December 31, 2001. The debt to equity ratio at the end of the Quarter was equal to 1.09, as compared with 1.04 at December 31, 2001.

At March 31, 2002 the Group employed 73,005 **employees**, representing a 0.5% net increase from December 31, 2001.

Employees by segment	at March 31, 2002	at Dec. 31, 2001	Change
Energy Management - Italy	14,362	14,690	(328)
International operations	1,223	320	903
Electricity distribution and sale	41,774	42,168	(394)
Gas distribution and sale	663	675	(12)
TMT	9,728	9,820	(92)
Other activities and Parent Company	5,255	4,988	267
TOTAL	73,005	72,661	344

The increase of 344 employees is due to the following factors:
- increase of 903 employees resulting from the acquisition of the Viesgo Group;
- hiring of 315 new employees;
- termination of employment of 874 employees due mainly to early retirement incentives.

The increase in personnel relating to "Other activities" is due to the growth of Enelpower and its subsidiaries, in addition to the transfer of an R&D unit from Enel Produzione to CESI.

Capital expenditure on tangible and intangible assets amounted in the 1st Quarter of 2002 to euro 1,028 million, as shown in the table that follows.

In millions of euro	1st Quarter 2002	2001	Change
Energy Management	214	80	134
Networks and sales	419	268	151
TMT	360	652	(292)
Other activities	35	72	(37)
TOTAL	1,028	1,072	(44)

Capital expenditure for the 1st Quarter of 2002 is in line with that for the first three months of 2001, as restated to take into account changes in the area of consolidation. The breakdown by sector shows a marked growth of capital expenditure in electricity related activities (generation and distribution networks) due to the program for the conversion of thermal plants into combined-cycle turbogas plants, the construction of a transmission network in Brazil, in addition to the higher work on the Italian distribution network. Capital expenditure for the 1st Quarter of 2001 in the Telecommunications sector includes euro 362 million representing the balance paid for the acquisition of a UMTS license. Expenditure on telecommunications networks and Information Technology, net of such amount, increases therefore by euro 70 million.

Outlook

The sale of Eurogen and the acquisition of the Camuzzi Group are expected to be completed by May 2002 while the disposal of Interpower will probably take place in the last part of the year.

The lower contribution in terms of margin caused by disposals will be partly compensated by the stronger contribution of telecommunications, gas and new activities. A further contribution is expected to come from a reduction in operating costs and the expected increase in electricity consumption caused by improved economic conditions.

Divestments will have a positive impact in terms of cash flow and will generate capital gains that will help maintain a high return on equity.

SIGNIFICANT EVENTS

Acquisition of the Viesgo Group

On January 8, 2002 Enel completed the acquisition of 100% of Viesgo, a holding company controlling electricity generation and distribution interests, formerly owned by Spanish company Endesa. The value of the transaction amounts to euro 1,870 million, in addition to about euro 130 million of debt assumed by Enel. The Viesgo Group has about 900 employees, a net installed generation capacity of 2,400 MW and about 500,000 customers. Generation plants are distributed throughout the Spanish territory and use primarily (72%) thermal fuels (coal and fuel oil), while the remaining 28% is represented by hydroelectric plants. The distribution network acquired extends over 24,500 kilometers in an area of Northern Spain that registered in recent years an average annual 4% economic growth.

Acquisition of the Marcotti Group

The acquisition of the Marcotti Group for euro 91 million was finalized on January 31, 2002. The group is made up by six companies (Gead, Geico, Adda Gas, Coregas, Arda Gas and Gasdotti Comunali) active in the natural gas distribution sector in the Piedmont, Lombardy, Liguria, Emilia Romagna and Tuscany regions. The acquired companies hold 149 distribution concessions and serve about 70,000 customers.

Agreement with the Marcegaglia Group in renewable sources sector

On February 15, 2002 Elettroambiente, Enel's subsidiary active in the waste-to-energy field, signed an agreement for the purchase of a share in the capital stock of Eta Srl - a Marcegaglia Group company - pursuant to which it will underwrite a euro 4.65 million capital stock increase.
The agreement provides for the construction - already underway - of a 16.5 MW biomass generation plant at Cutro (Crotone). This plant will be fully operational by the end of 2002 generating about 105,000 MWh of clean energy a year for the domestic network.

Alliance with the Camfin Group in the environmental technology sector

On February 28, 2002 the Camfin Group and Enel signed a strategic alliance for the joint development of projects in the environmental technology and renewable sources sector. Pursuant to the agreement, the Enel Group, through its Corporate Venture Capital department, acquires equity in Cam Tecnologie, a Camfin Group subsidiary. The acquisition will take place through a reserved capital increase involving a total investment of euro 6 million, following which Enel Capital will hold a 10% share in Cam Tecnologie's capital stock. The remaining 90% share will continue to be held by the Camfin Group.
This alliance aims at fostering Enel Green Power's international growth and its activity in the renewable sources sector and related technologies projects, also in cooperation with Cam Tecnologie.

Acquisition of the Camuzzi Group

Through an agreement signed on March 4, 2002 Enel acquired 98.58% of Camuzzi Gazometri's capital stock for euro 1,043 million. Camuzzi Group's

Argentinean activities, Piacenza Football Club, publishing, telecommunications activities and real estate property are excluded from the sale.
The operation is expected to be closed by May, 2002. The approval of competent authorities was granted. Thanks to this operation Enel consolidates its position, becoming the second largest operator in the Italian gas distribution market with over 1.7 million customers and a distribution capacity of more than 3 billion cubic meters. In addition, Enel becomes the second operator in the waste management sector (collection, treatment and disposal of solid urban and industrial waste), handling about 140,000 tons of waste and serving a population of 1.7 million inhabitants in 375 municipalities.

Agreement for the construction of a power line linking Northern and Southern Brazil

On March 7, 2002 Enelpower signed an agreement with Brazilian electric utility ANEEL (Agencia Nacional de Energia Electrica) for the construction and management under a 30-year concession of a km 1,300 high-voltage power line (500 kV) linking Northern and Southern Brazil. The project, worth about euro 400 million, 70% of which financed through project financing provided by a local bank, will be completed in about two years. The project will be managed by a company incorporated for the purpose, Novatrans, in which Enelpower will have a 90% share.

Sale of Eurogen and Interpower

On March 17, 2002 the auction for the sale of Eurogen was concluded. The highest bid was made by the Edipower consortium for a total price of euro 2,980 million. The total value of the acquisition, including debt, is equal to about euro 3,700 million. Procedures for the final sale were started by Enel. The Edipower consortium is made up by Edison (40%), AEM Milano (13.4%), AEM Torino (13.3%), ATEL (13.3%), Unicredito Italiano (10%), Interbanca (5%) and Royal Bank of Scotland (5%). Preliminary activities for the sale of Interpower were started alongside the conclusion of the sale of Eurogen. These included the publication of the offer and the preparation of an Information Memorandum. In view of the smaller size of the company with respect to previous sales, the transaction is expected to be concluded in a shorter period of time, within the term set by the Bersani Decree at December 31, 2002.

Sale of investment in Immobiliare Rio Nuovo

In March 2002, Sei sold to the Deutsche Bank Group its 49% share in Immobiliare Rio Nuovo. The transaction, worth about euro 44 million, was concluded after the approval was granted by competent authorities.
Immobiliare Rio Nuovo had been incorporated by Sei (with a 49% share) and Deutsche Bank (51%) with the aim of developing office building property.

Litigation regarding the sanctioning of Enel Distribuzione

With reference to the appeal filed by Enel Distribuzione with the Lombardy Regional Administrative Court (TAR) requesting the repeal of the sanction imposed on the company by the Authority for Electricity and Gas (with Resolution no. 99, dated May 3, 2001), the first degree pronouncement, fully in favor of the company, was deposited on April 4, 2002. Through its pronouncement, the Lombardy TAR granted Enel Distribuzione's principal request, declaring as paid the sanction (equal to euro 46.5 million) as a result of the payment of a reduced amount (equal to about euro 52,000) made by the company on June 15, 2001, pursuant to article 16, Law no. 689/91.

Merger between Infostrada and WIND

The merger between WIND and Infostrada became effective on January 1, 2002. The integration between the data networks of the two companies, allowing the link between the two data processing centers located at Ivrea and Rome in addition to the operating link between the two systems, continues.
A rebranding campaign, providing for the repositioning of the WIND Group's trademarks, was launched in the 1st Quarter of 2002. The WIND trademark identifies mobile and converging telephone services, while the Infostrada name is used to market fixed telephony services. Trademarks Libero and Italia on Line are used to market Internet services, both telephony traditional ones, and those being developed in the mobile telephone field (WAP, GPRS and UMTS).

Spin-off of gas sales activities from Enel Distribuzione Gas into Enel Vendita Gas

In application of current regulations, the spin-off from Enel Distribuzione Gas into Enel Vendita Gas of gas sale on the regulated market was concluded on January 1, 2002.

FORM AND CONTENT OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Income Statement, Balance Sheet and detail of total financial debt included below are reported in the same format adopted in the "Financial review" section of the Report on Operations to the Consolidated Financial Statements for the year 2001. The Income Statement for the 1st Quarter of 2001 has been restated for comparative purposes excluding financial data of Elettrogen and Valgen (sold subsequent to March 31, 2001) while including that relating to Infostrada (acquired on April 1, 2001), and the effect of these sales and acquisition on the amortization of consolidation differences and on financial charges. Changes in the consolidation area in the 1st Quarter of 2002 over the same period in the previous year, on restated basis, are limited to the Viesgo Group (acquired on January 8, 2002), in addition to the sale of the Rome and Turin electricity distribution networks (sold in the second half of 2001). Since such changes do not have a significant effect on the comparability of financial data, no adjustment was made to the Restated Income Statement for the 1st Quarter of 2001.
The accounting principles and consolidation criteria adopted are in line with those previously adopted in the preparation of the Consolidated Financial Statements of the Enel Group at December 31, 2001.

CONSOLIDATED INCOME STATEMENT

In millions of euro	1st Quarter 2002	1st Quarter 2001 restated	Change		1st Quarter 2001
Revenues:					
Electricity sales and Electricity Equalization Fund contributions	5,035	5,784	(749)	-12.9%	5,805
Telecommunication services	863	673	190	28.2%	398
Other services, sales and revenues	1,449	894	555	62.1%	737
Total revenues	**7,347**	**7,351**	**(4)**	**-0.1%**	**6,940**
Operating costs:					
Personnel	903	920	(17)	-1.8%	909
Fuel consumption	1,232	1,240	(8)	-0.6%	1,407
Electricity purchased	1,231	1,347	(116)	-8.6%	991
Interconnections and roaming	370	400	(30)	-7.5%	270
Services, leases and rentals	942	940	2	0.2%	879
Fuel for trading and gas for distribution	415	321	94	29.3%	163
Materials	356	215	141	65.6%	216
Other costs	111	111	-		102
Capitalized expenses	(229)	(193)	(36)	18.7%	(188)
Total operating costs	**5,331**	**5,301**	**30**	**0.6%**	**4,749**
GROSS OPERATING MARGIN	**2,016**	**2,050**	**(34)**	**-1.7%**	**2,191**
Depreciation, amortization and accruals:					
Depreciation and amortization	1,180	1,095	85	7.8%	946
Accruals and write-downs	76	62	14	22.6%	45
Total depreciation, amortization and accruals	**1,256**	**1,157**	**99**	**8.6%**	**991**
OPERATING INCOME	**760**	**893**	**(133)**	**-14.9%**	**1,200**
Net financial income (expense)	(278)	(278)	-		(226)
Equity investments	11	3	8		-
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	**493**	**618**	**(125)**	**-20.2%**	**974**
Extraordinary items	(60)	(8)	(52)		(4)
INCOME BEFORE TAXES	**433**	**610**	**(177)**	**-29.0%**	**970**
Income taxes	190	320	(130)	-40.6%	465
INCOME BEFORE MINORITY INTERESTS	**243**	**290**	**(47)**	**-16.2%**	**505**
Minority interests	36	88	(52)	-59.1%	68
NET INCOME	**279**	**378**	**(99)**	**-26.2%**	**593**

CONSOLIDATED BALANCE SHEET

In millions of euro	at March 31, 2002	at Dec. 31, 2001	Change
Net fixed assets:			
Tangible and intangible	50,975	48,917	2,058
Financial	1,181	1,399	(218)
Total	**52,156**	**50,316**	**1,840**
Net current assets:			
Trade receivables	7,815	6,863	952
Inventories	2,065	1,932	133
Other assets and net receivables from Electricity Equalization Fund	641	870	(229)
Trade payables	(6,484)	(6,176)	(308)
Net taxes payable	(1,396)	(995)	(401)
Other liabilities	(6,073)	(5,619)	(454)
Total	**(3,432)**	**(3,125)**	**(307)**
Gross capital employed	**48,724**	**47,191**	**1,533**
Provisions:			
Employee termination indemnity	(1,431)	(1,418)	(13)
Retirement benefits	(477)	(430)	(47)
Net deferred taxes	(1,108)	(1,219)	111
Other provisions	(1,107)	(1,085)	(22)
Total	**(4,123)**	**(4,152)**	**29**
Net capital employed	**44,601**	**43,039**	**1,562**
Shareholders' Equity:			
Group Shareholders' Equity	21,249	20,966	283
Minority interests	127	143	(16)
Total Shareholders' Equity	**21,376**	**21,109**	**267**
Total financial debt	**23,225**	**21,930**	**1,295**
TOTAL	44,601	43,039	1,562

Income Statement

Revenues from the sale of electricity and Electricity Equalization Fund contributions decline by euro 749 million over the 1st Quarter of 2001 (down 12.9%) due to the following factors:

- a euro 1,100 million reduction in revenues from the regulated market (down 21.7%) resulting from lower quantities sold (down 10.7%, -4,930 million kWh) and a reduction in the component aimed at covering thermal fuel costs, decreasing from €c 5.59 in the 1st Quarter of 2001, to €c 4.05 in the first three months of 2002;
- a euro 113 million reduction in Electricity Equalization Fund contributions, of which euro 105 million due to the elimination, effective January 1, 2002, of the €c 0.31 per kWh contribution recognized by the Authority for Electricity and Gas only for years 2000 and 2001 on electricity generated and sold on the regulated market;
- a euro 47 million reduction in revenues from free market sales (down 9.7%) due essentially to the decline in energy prices, offset by higher amounts sold (up 21.9%);
- a euro 220 million increase in revenues from sales of foreign subsidiaries following the acquisition of the Viesgo Group;
- higher sales registered by generation companies operating in Italy (up euro 195 million) due to the increase in quantities sold (up 2,581 million kWh, 161.6%) primarily as a result of higher network withdrawals made by free market operators following the issue of Authority Resolution no. 317/2001.

Revenues from *telecommunications services* increase in the Quarter by euro 190 million (up 28.2%), growing from euro 673 million in the 1st Quarter of 2001, to euro 863 million in the same period in 2002.

Other services, sales and revenues increase by euro 555 million (up 62.1%) due to the following:

- Engineering and Contracting revenues increase by euro 158 million (from euro 40 million to euro 198 million);
- revenues from the transport of electricity destined to the free market on Enel Distribuzione's network increase by euro 116 million due in part to the invoicing by Enel Distribuzione of other components that were previously recorded among Enel Trade's electricity sale revenues;
- euro 65 million increase in revenues from the sale of natural gas on the free market reported by Enel Trade;
- euro 58 million increase in revenues from the sale of natural gas on the regulated market;
- increase of euro 46 million in revenues from fuel trading;
- euro 38 million increase in revenues from electricity transported on the national transmission network;
- increase of about euro 15 million in revenues from Information Technology, facility management, franchising and public lighting.

In the 1st Quarter of 2002, adjustments to past year revenues increased by euro 59 million, due prevalently to adjustments made on energy withdrawn in 2001 by free market operators and to the transport of the same. Such adjustments are determined by the ISO.

Personnel costs decline over the corresponding Quarter in the previous year by euro 17 million (down 1.8%) due to a 7.4% reduction in the average number of employees. The last phenomenon was partly offset by the economic impact of the renewal of the labor contract for the category, the growth in variable cost components and ordinary wage increases.

Thermal fuel costs decline by euro 8 million (down 0.6%) against a 12% increase in net thermal generation. The diverging performance is due to lower energy product unit prices applicable in the 1st Quarter of 2002 as compared with the same period in 2001.

Electricity purchase costs decline in the Quarter by euro 116 million (down 8.6%), against a 2.9% reduction in the volume of electricity acquired. Lower unit costs are due primarily to the decline in energy commodity prices to which the price of part of the electricity acquired is linked.

Interconnections and roaming costs, unique to the telecommunications sector, decline in the Quarter by euro 30 million (down 7.5%) as a result of benefits deriving from the development of WIND and Infostrada's networks, enabling WIND to terminate in the 3rd Quarter of 2001 the roaming agreement with Telecom Italia Mobile and to reduce traffic diverted to other operators. Roaming costs decrease by euro 89 million (from euro 117 million to euro 28 million), while interconnections costs increase by euro 59 million (from euro 283 million to euro 342 million), due to increased traffic.

The cost of *services, leases and rentals* for the Quarter is equal to euro 942 million, in line with the first three months of 2001 (euro 940 million), as a result of a number of factors:

- a euro 48 million increase in electricity transport costs, determined by the growth in the volume of electricity destined to the free market in addition to seasonal factors not present in 2001;
- a euro 61 million increase in service and contract work costs incurred by the Engineering and Contracting sector due to stronger activity;
- euro 18 million increase in leases and rentals due to the sale of businesses operating in the sector in 2001;
- a euro 8 million increase in costs incurred in the Quarter by international activities due to the wider consolidation area;
- a euro 133 million reduction in the "hydroelectric surcharge" payable on electricity generated by hydroelectric and geothermal plants, due to lower amounts generated.

Costs for the purchase of *fuel for trading and gas for distribution* increase in the Quarter by euro 94 million, growing from euro 321 million to euro 415 million (up 29.3%). Data reflects the growth in the number of customers following the acquisition of gas distribution companies in 2001, the development of fuel trading activities carried out by Enel.FTL and the growth in activity on the free market for gas reported by Enel Trade.

The cost of *materials* increases in the 1st Quarter of 2002 by euro 141 million (up 65.6%), due mainly to increased needs relating to the growth of Engineering and Contracting activities carried out for third parties and higher costs capitalized in the period.

Other costs amount to euro 111 million, in line with the same period in the previous year.

Gross operating margin for the 1st Quarter of 2002 amounts to euro 2,016 million, decreasing by euro 34 million over the same period in 2001 (down 1.7%). Changes are shown in the table that follows:

In millions of euro	
Improvement in WIND's margin	216
Improvement in electricity distribution and sale, including foreign purchases	17
Higher margin reported by international operations	48
Higher gas sector margin	20
€c 0.31 per kWh cut in tariff recognized to producers in 2000 and 2001	(105)
Decline in hydroelectric generation	(80)
Higher thermal fuel cost contributions in the 1st Quarter of 2001	(150)
TOTAL	(34)

WIND benefited from the strong growth in traffic, increasingly channeled on its own network, resulting in clear benefits for the gross operating margin.
The distribution network and sale of electricity segment benefited from cost cutting and growth in sales on the free market, allowing to counter effectively the decline registered in regulated market sales.
The higher margin recorded by international operations and the gas sector follows the inclusion in the consolidation area of the Viesgo Group and of a number of domestic gas distributors purchased.
The Energy Management sector was negatively affected in the 1st Quarter of 2002 by the strong decline in hydroelectric generation as compared with the same period in 2001 due to the scarce water supply. A further difference from the 1st Quarter of 2001 is represented by the reduction in the differential between the tariff component aimed at covering fuel costs and the actual cost incurred. Due to timing differences contained in the mechanism applied in the determination of the tariff, such difference was particularly wide in the first months of 2001, subsequently declining in the year. Finally, the elimination of the €c 0.31 per kWh tariff component, applicable only in 2000 and 2001, determined a corresponding contraction in the gross operating margin.

Depreciation, amortization and accruals increase in the Quarter by euro 99 million (up 8.6%). The increase is due prevalently to the TMT sector (up euro 52 million), following the coming into service of a number of relevant investments in networks, and international activities (up euro 31 million), due primarily to the acquisition of the Viesgo Group.

Operating income for the 1st Quarter of 2002 was equal to euro 760 million, declining by euro 133 million over the first three months of 2001 (down 14.9%).

Net financial expense amounts to euro 278 million and is in line with the 1st Quarter of 2001. The increase in average debt following the expense for the acquisition of the Viesgo Group (partly offset by the proceeds from the sale of Rome and Turin's metropolitan electricity distribution networks) was compensated only in part by a decline in interest rates from which the Group was able to benefit thanks to the breakdown of its sources of funds.

Extraordinary losses amount to euro 60 million, against euro 8 million in the 1st Quarter of 2001. The increase is due to early retirement incentive costs, mainly in the electricity distribution and sale area, resulting in a reduction in personnel costs starting already in the 2nd Quarter of 2002.

Income taxes for the 1st Quarter of 2002 amount to euro 190 million, representing 43.9% of income before taxes, as compared with 52.5% in the same period in 2001.
The reduction occurred in the 1st Quarter of 2002 originates mainly from the recording of a prudent estimate of benefits resulting from the application of the Tremonti-bis Law (tax credits on investments) in force since the second half of 2001 and through 2002.
The adjusted tax rate applicable to ordinary income in the 1st Quarter of 2002 (excluding the Telecommunications sector and the benefits deriving from the application of the Tremonti-bis Law) is equal to about 47%, in line with the adjusted tax rate for the 2001 financial year.

Cash flows

Cash flows for the 1st Quarter of 2002 and 2001 are summarized in the table that follows. Financial data for 2001 relates to a consolidation area that includes all activities carried out by the Group. Financial data reported below thus includes operating data for Elettrogen and Valgen, while excluding data relating to Infostrada. Capital expenditure and changes in debt include the acquisition of Infostrada, occurred on March 29, 2001. Financial flows for 2002 are instead based on the new consolidation area.

	1st Quarter		
In millions of euro	2002	2001	Change
Cash generated by operations	1,679	1,851	(172)
Net investments in tangible and intangible assets	(1,020)	(839)	(181)
Net investments in consolidated subsidiaries	(1,793)	(7,497)	5,704
Other changes in fixed assets	(53)	(8)	(45)
Cash generated by investing activities	(2,866)	(8,344)	5,470
Change in financial debt	1,346	6,782	(5,434)
Change in cash balance	161	289	(128)

Cash generated by operations in the 1st Quarter of 2002 is equal to euro 1,679 million, against euro 1,851 million in same period of 2001. The difference is due primarily to the higher amount of resources absorbed by current assets in the 1st Quarter of 2002 following growth in diversified activities.

Investment activities absorbed in the 1st Quarter of 2002 resources amounting to euro 2,866 million, of which euro 1,777 million as a result of the payment of the balance due upon the acquisition of the Viesgo Group, and euro 1,020 million relating to capital expenditure (net of disposals). Such financial needs were covered by cash generated by operations, amounting to euro 1,679 million, and by an increase in financial debt (net of the increase in cash and total debt of the Viesgo Group) equal to euro 1,187 million.

Balance Sheet

Tangible and intangible assets increase in the Quarter by euro 2,058 million. Tangible assets of the Viesgo Group, acquired in 2002, amount to euro 1,400 million, while the consolidation difference, represented by the difference between the price paid and the share in the Shareholders' Equity acquired at the time of the purchase, amounts to euro 720 million. The amount, amortized over 20 years, may vary according to the different purchase price paid resulting from the assessment and valuation of the company's assets currently underway, in addition to the possible classification, in part or in full, of such difference as an adjustment to the value of the assets purchased, once the relevant information becomes available.

Financial assets decline by euro 218 million. The balance at the end of 2001 included euro 234 million relating to the first installment payment for the acquisition of Viesgo (corresponding to 12.5% of the capital stock). The completion of the acquisition and the resulting line-by-line consolidation of the company determined a reduction by the same amount on the balance at December 31, 2001, in addition to the elimination of the first euro 94 million installment payment paid in November 2001. In the 1st Quarter of 2002 the value of unconsolidated subsidiaries increases by euro 112 million, of which euro 91 million relating to the acquisition of the Marcotti Group (gas distribution).

Net current assets at March 31, 2002 amounted to negative euro 3,432 million, as compared with negative euro 3,125 million at December 31, 2001. The euro 307 million change is due to the following factors:

- increase in trade receivables (up euro 952 million), due mainly to the increase in direct sales made by generation companies (up euro 200 million), higher amounts receivable by Terna from the ISO (up euro 164 million), stronger activity in telecommunications, fuel trading, free market gas and electricity sales, Engineering and Contracting (up overall by euro 395 million), in addition to the wider operating perimeter of gas distribution companies (up euro 117 million) and foreign subsidiaries (up euro 60 million);
- increase in inventories (up euro 133 million), due mainly to Engineering and Contracting activities;
- reduction in other activities and in the balance with the Electricity Industry Equalization Fund (down euro 229 million) due mainly to the change in the latter, shifting from a credit to a debit position due to regulatory changes occurred;
- increase in trade payables (up euro 308 million) due mainly to the growth registered in the mentioned sectors;
- increase in net taxes payable (up euro 401 million) following the recording of income taxes for the Quarter and a reduction in VAT receivable;
- increase in other liabilities, up euro 454 million, due mainly to the growth in advances paid by customers in the Engineering and Contracting sector (up euro 208 million), and in accrued financial payables (up euro 153 million) due to interest accrued on existing loans.

Net capital employed increases from euro 43,039 million at December 31, 2001, to euro 44,601 million at March 31, 2002.

Total Shareholders' Equity increases in the Quarter by euro 267 million due primarily to the net income recorded for the period, reaching euro 21,376 million.

Changes in *total financial debt* for the Quarter are shown in the table that follows:

In millions of euro	at March 31, 2002	at Dec. 31, 2001	Change
Medium- and long-term debt:			
Bank loans	9,350	8,695	655
Bonds	7,957	7,962	(5)
Own bonds and other items	(545)	(556)	11
	16,762	*16,101*	*661*
Financing extended by others	538	538	-
Total medium- and long-term debt	**17,300**	**16,639**	**661**
Short-term debt:			
Bank loans:			
18-month loans	700	500	200
Use of revolving credit lines	2,813	2,421	392
Other short-term bank loans	2,843	2,985	(142)
	6,356	*5,906*	*450*
Commercial paper	944	604	340
Other short-term financial debt	31	30	1
Total short-term debt	**7,331**	**5,540**	**791**
Factoring receivables	(658)	(644)	(14)
Financial payables to affiliated companies	-	(18)	18
Cash at banks and short-term securities	(748)	(587)	(161)
	(1,406)	(1,249)	(157)
Net short-term financial position	**5,895**	**5,291**	**604**
TOTAL FINANCIAL DEBT	23,225	21,930	1,295

With regards to medium- and long-term debt, in the 1st Quarter of 2002 a euro 300 million loan was extended by EIB to Enel Green Power for the renovation and upgrade of its plant. WIND increased the use of credit available through facility agreements by euro 510 million.

The growth in short-term debt is due to financial requirements for the acquisition of the Viesgo Group. Recourse to short-term debt is dictated by opportunity in view of proceeds from the sale of Eurogen expected to be received in the 2nd Quarter of 2002. At March 31, 2002, financial debt includes also net debt relating to the Viesgo Group, amounting to euro 56 million, resulting from euro 108 million of bank debt and euro 52 million of cash. The debt to equity ratio increases from 1.04 at December 31, 2001, to 1.09 at March 31, 2002.

FINANCIAL DATA BY SEGMENT

In millions of euro	1st Quarter 2002	2001 restated[1]	Change	
Energy Management				
Revenues	3,174	3,320	(146)	-4.4%
Gross operating margin	1,057	1,348	(291)	-21.6%
Operating income before amortization of consolidation differences	722	1,042	(320)	-30.7%
Operating income	711	1,041	(330)	-31.7%
Networks and sales				
Revenues	5,326	6,110	(784)	-12.8%
Gross operating margin	648	547	101	18.5%
Operating income before amortization of consolidation differences	171	77	94	122.1%
Operating income	168	70	98	140.0%
TMT				
Revenues	1,006	829	177	21.4%
Gross operating margin	157	(62)	219	
Operating income before amortization of consolidation differences	(98)	(265)	167	-63.0%
Operating income	(235)	(402)	167	-41.5%
Parent Company and other activities				
Revenues	1,126	1,532	(406)	-26.5%
Gross operating margin	171	224	(53)	-23.7%
Operating income	133	191	(58)	-30.4%
Adjustments				
Revenues	(3,285)	(4,440)	1,155	
Gross operating margin	(17)	(7)	(10)	
Operating income before amortization of consolidation differences	(17)	(7)	(10)	
Operating income	(17)	(7)	(10)	
Total Group				
Revenues	7,347	7,351	(4)	-0.1%
Gross operating margin	2,016	2,050	(34)	-1.7%
Operating income before amortization of consolidation differences	911	1,038	(127)	-12.2%
Operating income	760	893	(133)	-14.9%

[1] Data for the 1st Quarter of 2001 relates to the Restated Income Statement and does not include Elettrogen and Valgen while including Infostrada (and the effect of its acquisition) from January 1, 2001.

ENERGY MANAGEMENT

The sector includes electricity generation activities in Italy and abroad, in addition to fuel trading and procurement (managed by Enel.FTL and its subsidiaries). "International operations", represented by the Viesgo Group (Spain), acquired in January 2002, and American subsidiaries CHI Energy and EGI, are reported separately to provide a better understanding of results.

Financial data

In millions of euro	1st Quarter 2002	2001	Change	
Italy [1]				
Revenues	2,935	3,308	(373)	-11.3%
Gross operating margin	*1,004*	*1,343*	*(339)*	*-25.2%*
Operating income before amortization of consolidation differences	692	1,039	(347)	-33.4%
Operating income	692	1,039	(347)	-33.4%
International operations [2]				
Revenues	239	12	227	
Gross operating margin	*53*	*5*	*48*	
Operating income before amortization of consolidation differences	30	3	27	
Operating income	19	2	17	
Total				
Revenues	**3,174**	**3,320**	**(146)**	**-4.4%**
Gross operating margin	***1,057***	***1,348***	***(291)***	***-21.6%***
Operating income before amortization of consolidation differences	**722**	**1,042**	**(320)**	**-30.7%**
Operating income	**711**	**1,041**	**(330)**	**-31.7%**

(1) Financial data for the 1st Quarter of 2001 excludes Elettrogen and Valgen.

(2) Financial data for the 1st Quarter of 2001 relates exclusively to CHI Energy.

Italy

In 2001 electricity generation activities in Italy were carried out by the following companies:

- Enel Produzione (thermal and hydroelectric generation) and Enel Green Power (renewable sources), which will remain part of the Enel Group;
- Eurogen and Interpower, to be divested. The final requirements for the sale of Eurogen, sold to the Edipower consortium, are currently being met. The sale of Interpower is in its preliminary phase and is expected to be completed in 2002.

As described, in the 1st Quarter of 2002 the amount of electricity generated declined slightly from the same period in the previous year (down 0.9%), registering a sharp contraction of hydroelectric generation (down 3,842 million kWh, 42.1%), offset by the increase in thermal generation (up 3,527 million kWh, 12.0%).

The table that follows shows the breakdown of fuels used in gross thermal generation in the 1st Quarter of 2002 and 2001 (the latter of which does not include electricity generated by Elettrogen).

Fuels used in thermal generation

in millions of kWh	1st Quarter 2002		1st Quarter 2001		Change	
Fuel oil	15,184	43.2%	11,542	36.7%	3,642	31.6%
Natural gas	10,348	29.5%	10,915	34.7%	(567)	-5.2%
Coal	8,355	23.8%	7,223	23.0%	1,132	15.7%
Other	1,250	3.5%	1,789	5.6%	(539)	-30.1%
TOTAL	35,137	100.0%	31,469	100.0%	3,668	11.7%

The mix of fuels used in the Quarter shows a reduction in relative terms of natural gas, while the use of fuel oil and coal increases. Higher electricity generation related primarily to conventional fuel oil plants and in part coal fired plants.

Financial results of the Energy Management sector in Italy – that includes, in addition to the above mentioned generation companies also Enel.FTL and its subsidiaries – for the 1st Quarter of 2002 show a decline in *revenues*, decreasing from euro 3,308 million in the 1st Quarter in 2001, to euro 2,935 million (down 11.3%) in the current Quarter.
The factors that contributed most to the decrease in revenues relate to the electricity generation sector:

- a reduction of about €c 1.50 per kWh over the 1st Quarter of 2001 in the tariff component aimed at covering the cost of fuel, based on the different performance of energy product prices;
- the elimination in 2002 of the €c 0.31 per kWh contribution recognized to producers in 2000 and 2001 for electricity generated for the regulated market.

The factors that helped to limit the decline in revenues induced by the above mentioned factors can be traced primarily to the growth in activity registered by Enel.FTL. The company, managing all fuel purchases of the Group, is active also in the trading of energy commodities, in addition to supplying shipping and logistic services. Enel.FTL also manages risks deriving from fluctuations in energy product prices to which the Enel Group is exposed. In the 1st Quarter of 2002, these activities generated revenues outside the Group amounting to euro 292 million, up euro 46 million over the same period in 2001.

The *gross operating margin* amounts to euro 1,004 million, declining by euro 339 million (down 25.2%) over euro 1,343 million in the 1st Quarter of 2001 due to the net effect of the following factors:

- a reduction of about euro 150 million in the differential between the tariff component aimed at covering fuel costs and the actual cost incurred. Due to timing differences contained in the mechanism applied in the determination of the tariff, such difference was particularly wide in the first months of 2001, subsequently declining in the year;
- a decline in the "hydroelectric margin", due to lower generation over the 1st Quarter of 2001. This margin results from the higher value of hydroelectric and geothermal electricity produced by plants that do not fall under the provisions of CIP Regulation 6/92, following the introduction of a single sale price of electricity. Such "premium" is only partly offset by the payment of higher national transmission network access charges. The amount is equal to about euro 80 million;

- cancellation of the mentioned €c 0.31 contribution per kWh, generating a negative impact of euro 105 million;
- a reduction of about euro 30 million in margins due mainly to seasonal factors linked also to new regulations regarding electricity withdrawals on the part of free market operators;
- increase in trading margins and revenues from risk management activities carried out by Enel.FTL, amounting to euro 27 million, of which euro 18 million relating to gas.

Operating income decreases from euro 1,039 million to euro 692 million, down euro 347 million (33.4%), following higher depreciation and accruals (up euro 8 million).

International operations

International operations in the Energy Management sector are represented by the Viesgo Group, operating in Spain in the generation (and to a smaller extent in the distribution) of electricity, and by American subsidiaries CHI Energy and EGI (electricity generation from renewable sources). The Viesgo Group, acquired in January 2002, has a net installed capacity of about 2,400 MW, of which 72% represented by thermal generation and 28% by hydroelectric plants.
In the 1st Quarter of 2001, the Enel Group operated abroad exclusively through CHI Energy.
Revenues for the 1st Quarter of 2002 amount to euro 239 million, of which euro 213 million relating to Viesgo.
The Viesgo Group generated a total of 2,132 million kWh (of which 1,967 million kWh of thermal electricity), while American subsidiaries accounted for a production of 341 million kWh.

International operations generated a *gross operating margin* of euro 53 million, of which euro 38 million relating to Viesgo and euro 15 million to CHI Energy and EGI.

The *operating income* is equal to euro 19 million, following depreciation and accruals amounting to euro 34 million, of which euro 11 million calculated on consolidation differences, amortized over 20 years.

NETWORKS AND SALES

Electricity and gas networks and sales are considered separately.
Electricity distribution and sales activities involve the following companies:

- Enel Distribuzione (distribution networks for the free and regulated market, and sale of electricity on the regulated market);
- Deval (same activities as Enel Distribuzione limited to the Valle d'Aosta Region);
- Terna (ownership of the national transmission network);
- Enel Trade (sale of electricity on the free market);
- So.l.e. (public and art lighting);
- Enel.si (franchising and electrical equipment installation).

The gas sector includes Enel Distribuzione Gas (management of natural gas distribution networks), Enel Vendita Gas (sale of natural gas on the regulated market), in addition to Enel Trade, active in the sale of gas on the free market.

Financial data

	1st Quarter			
In millions of euro	2002	2001	Change	
Electricity				
Revenues	5,111	6,019	(908)	-15.1%
Gross operating margin	*615*	*534*	*81*	*15.2%*
Operating income before amortization of consolidation differences	148	67	81	120.9%
Operating income	148	67	81	120.9%
Gas				
Revenues	215	91	124	136.3%
Gross operating margin	*33*	*13*	*20*	*153.8%*
Operating income before amortization of consolidation differences	23	10	13	130.0%
Operating income	20	3	17	
Total				
Revenues	5,326	6,110	(784)	-12.8%
Gross operating margin	*648*	*547*	*101*	*18.5%*
Operating income before amortization of consolidation differences	171	77	94	122.1%
Operating income	168	70	98	140.0%

Electricity

Total *revenues* for the sector amount to euro 5,111 million, declining by euro 908 million over the same period in 2001 (down 15.1%) due to a euro 969 million reduction in revenues reported by companies operating in the free and regulated market, partly compensated by revenues from national transmission network usage fees (euro 49 million) and value added services (euro 12 million).

The euro 969 million reduction results from the following factors:

- lower electricity revenues from regulated market sales, down euro 1,100 million;
- lower electricity revenues from the free market, down euro 47 million;
- euro 116 million increase in revenues from the transport of electricity destined to the free market;
- euro 32 million represented by revenues from trading activities on the international market, started in 2002;
- higher sundry revenues, up euro 30 million.

Regulated market sales

	In millions of euro	In millions of kWh	€c/kWh Sale and transport	€c/kWh Generation costs	In millions of euro	In millions of kWh	€c/kWh Sale and transport	€c/kWh Generation costs	In millions of kWh
	1st Quarter 2002				1st Quarter 2001				Change
High-voltage	292	4,177	0.57	6.42	373	5,086	0.28	7.06	(909)
Medium-voltage	877	10,761	1.53	6.63	1,407	14,376	1.94	7.85	(3,615)
Low-voltage	2,816	26,392	4.31	6.36	3,321	26,798	4.41	7.99	(406)
Total, gross	**3,987**	**41,330**	**3.21**	**6.44**	**5,101**	**46,260**	**3.18**	**7.84**	**(4,930)**
Adjustments	(9)				(23)				
TOTAL	3,978				5,078				

Sales on the regulated market decline by 4,930 million kWh over the 1st Quarter of 2001 (down 10.7%) due to the migration of medium- and high-voltage customers to the free market and to the sale of the Rome and Turin metropolitan distribution networks subsequent to March 31, 2001. The reduction is particularly marked in medium-voltage sales (down 25.1%), following a decline in the consumption threshold to qualify for the free market starting in January 1, 2002, and the trend towards the creation of customer consortia. Such phenomenon benefited Enel Trade, as described further on. The loss of the contribution of metropolitan distribution networks sold is estimated at 1,650 million kWh, and the decline on a comparable basis is reduced to about 7%.

Revenues decline by euro 1,100 million (down 21.7%), as a result of the decrease in electricity sold and the reduction of tariff components aimed at covering generation costs, declining from an average of €c 7.84 per kWh, to €c 6.44 per kWh (down 17.9%). The €c 1.4 per kWh reduction results from an average decline of €c 1.54 in the component aimed at covering fuel costs (due to lower energy prices to which it is linked), and of a €c 0.14 increase in the component aimed at covering fixed generation costs. Such factors determined a considerable reduction also in the cost of electricity procured.

The tariff component aimed at remunerating sales and transport activities increases by about 1% (from €c 3.18 per kWh to €c 3.21 per kWh). The increase reflects the shift of sales towards low-voltage, allowing to offset the impact of the opposite sign linked to the evolution of the new tariff system, tariff plans and the breakdown of medium-voltage sales.

Free market sales

	In millions of euro	In millions of kWh	€c/kWh	In millions of euro	In millions of kWh	€c/kWh	In millions of kWh	€c/kWh
	1st Quarter 2002			1st Quarter 2001			Change	
High-voltage	205	3,505	5.85	276	3,745	7.38	-6.4%	-20.7%
Medium-voltage	231	3,663	6.30	207	2,140	9.67	71.2%	-34.8%
Low-voltage	-	7	6.14	-	1	12.25		-49.9%
TOTAL	436	7,175	6.08	483	5,886	8.21	21.9%	-25.9%

Electricity sales on the free market increase in the 1st Quarter of 2002 by 21.9% thanks to the medium-voltage segment (up 71.2%), while high-voltage registered a small decline (down 6.4%), due to the option available to some customers to purchase directly from the ISO both electricity generated by plants falling under the provisions of CIP Regulation 6/92 and electricity imported.

The increase in medium-voltage sales is linked primarily to the formation of a number of consortia of customers in the free market. Enel Trade continues to be the first operator in the free market, with a market share of 34% (calculated gross of own consumption, net of losses).

In the 1st Quarter of 2002 revenues decline by euro 47 million (down 9.7%), due to the higher decrease in sales prices (down 25.9% on the average) with respect to the growth in sales volume. As in the regulated market, the strongest impact is due to the reduction of the component aimed at covering fuel costs. An additional element determining a reduction in revenues is represented by regulatory changes relating to electricity transport fees, following which a relevant share of such service is now invoiced directly by Enel Distribuzione (and is included among Enel Distribuzione's revenues from the transport of electricity destined to the free market) and not by Enel Trade as part of the price of electricity.

The growth in revenues from the transport of electricity destined to the free market, up on the Quarter by euro 116 million, is due, in addition to the growth in volumes sold (increasing from 16,800 to 20,380 million kWh), also to the above described normative changes.

In the 1st Quarter of 2002, Enel Trade operated on the international electricity market in major European electricity exchanges (Paris and Frankfurt), trading directly with large international operators on the French, German and Swiss market. Revenues amounted to euro 32 million, and are not present in the 1st Quarter of 2001.

The increase in sundry revenues, up euro 30 million, are influenced mainly by energy withdrawal and transport adjustments for energy withdrawn in 2001 by free market operators.

Fees for the use of the national transmission network increase in the 1st Quarter of 2002 by euro 49 million due to changes in the tariff system introduced on January 1, 2002, increasing the remuneration of electricity transport, in addition to seasonal factors emerging in 2002 following the extension of the time band tariff mechanism, differentiating by Quarter. As in the case of generation, the first and last Quarter of the year are favored over the two middle ones.

The *gross operating margin* increases by euro 81 million (up 15.2%), growing from euro 534 million in the 1st Quarter of 2001, to euro 615 million in the same period in 2002.

The increase is due to euro 46 million in higher national transmission network (Terna) revenues, euro 29 million in higher revenues from distribution networks and sales on the regulated market, and from transport fees relating to the free market (Enel Distribuzione and Deval), in addition to euro 6 million in higher free market sales and international trading (Enel Trade).

The increase in Terna's margin is due to the above described factors relating to the growth in revenues from the use of the national transmission network. Seasonal factors partially offset Enel Distribuzione's profits.

The improvement in Enel Distribuzione's margin (considered jointly with Deval), is due primarily to the euro 37 million reduction in operating costs following streamlining carried out, partly offset by other factors. The decline in sales and the mentioned seasonal factors had in fact a negative effect, partly compensated by higher amounts of electricity transported for the free market and the recording of adjustments of previous years' revenues.

Enel Trade improved its performance thanks to the growth in volumes and international trading activities.

Operating income increases from euro 67 million to euro 148 million (up 120.9%), in line with the euro 81 million increase recorded by the gross operating margin, after depreciation and accruals amounting to euro 467 million.

Gas

The strong growth in revenues, increasing from euro 91 million in the 1st Quarter of 2001 to euro 215 million in the same period in 2002 (up euro 124 million, 136.3%) relates both to the regulated market (up euro 59 million) and the free market (up euro 65 million).
Operations in the regulated market grew considerably in the 1st Quarter of 2001 due to the acquisition of independent distributors made in 2001. In the first three months of 2002, the Enel Group served, through Enel Vendita Gas and a number of minor companies, a total of 618,443 customers, distributing about 513 million cubic meters of gas and generating euro 150 million in revenues.
Enel Trade, still in its startup phase in the 1st Quarter of 2001, recorded revenues of euro 65 million, supplying about 329 million cubic meters of gas.

Gross operating margin amounted to euro 33 million, increasing by euro 20 million over the 1st Quarter of 2001 (up 153.8%).
The improvement is due to companies operating in the regulated market (up euro 13 million) and to Enel Trade (up euro 7 million).
Gas trading carried out by Enel.FTL (included in the Energy Management sector) generated in the 1st Quarter of 2002 an operating margin of euro 18 million.

Operating income improves by euro 17 million, growing from euro 3 million to euro 20 million, due to an additional euro 3 million in depreciation charges as compared with the gross operating margin.
Depreciation charges for the 1st Quarter of 2001 relate primarily to consolidation differences, a large part of which was subsequently recorded as an increase in the value of tangible assets, to which a lower depreciation rate applies. This explains the limited growth of depreciation charges in the two periods despite a strong increase in the operating perimeter.

TMT

The TMT segment includes Enel Group activities in the sector of Telecommunications and Information Technologies, carried out prevalently by WIND (merged with Infostrada on January 1, 2002), its subsidiaries and Enel.it.

In the 1st Quarter of 2002, the telecommunications sector continued to grow, registering an increase in the already strong customer base in all its segments. In such context, WIND, thanks also to the integration of its activities with Infostrada, represents today the largest domestic telecoms operator in alternative to the Telecom Italia Group, reaching in its range of business areas a total of 25 million customers.

At March 31, 2001, domestic *mobile telephone service* reached a market penetration of about 91% of the population, corresponding to about 52 million SIM cards (against 51 million at the end of 2001). WIND, whose SIM market share amounts to 16%, was the mobile telephone operator with the highest growth in new customers, having achieved 39% of new net additions, against 36% of Omnitel-Vodafone and 19% of Telecom Italia Mobile. WIND's activity in the Quarter was aimed at widening the offer of value added services from the point of view of content and products, through agreements with main operators in the field of information and entertainment.
At March 31, 2002, WIND's radio mobile network ensured coverage to 94% of the Italian population and 75% of the national territory.

In the *fixed-line voice telephony* segment, the growth of operators alternative to Telecom Italia continued. At March 31, 2002, other operators reached a total market share of about 45% (44% at December 31, 2001), equal to about 11 million lines, of which over 7 million (corresponding to about two thirds of the market) managed by WIND. Traffic for the Quarter amounted to 5.9 billion minutes, up 34% on the same period in 2001 (inclusive of Infostrada). In this market, the company continues to focus on the acquisition of Carrier Pre-Selection customers.

In the Internet access sector, at March 31, 2002 market penetration reached 48% of the Italian population, with 28 million customers (26 million at the end of 2001). The market share held by WIND is equal to about 36%, corresponding to about 10 million registered customers. The number of page views registered on WIND Group portals (Italia OnLine and inwind) grew by 36% over the 1st Quarter of 2001 (including Infostrada), reaching an average of 630 million page views per month. In this sector WIND continues to develop ADSL lines (marketed under the "Libero ADSL" trademark), deemed as strategic for the supply of content and higher value added services.

Enel.it, a company operating in the field of Information & Communication Technology, manages and develops information systems for the Enel Group, with the objective of maximizing costs and performance, offering services as a system integrator and providing services for the outsourcing of technological platforms. In the 1st Quarter of 2002, the company continued to develop numerous initiatives, among which the Contact Center project (completed) on behalf of Enel Distribuzione, and the start of the project involving the development of the new invoicing system. The company continued to develop and maintain portals of the different Group companies and to carry out market tests for the introduction of the Power Line Communication project, while long-distance monitoring of digital meters through the Telemanager system started.

Main financial data for the TMT sector, reported separately for the WIND Group and Enel.it, for the 1st Quarter of 2002 is included below. Such data is compared with the corresponding values for the same period in 2001 that include, on a restated basis, also data for the Infostrada Group (reflecting the amortization of consolidation differences resulting from its acquisition).

Financial data

	1st Quarter			
In millions of euro	2002	2001	Change	
WIND				
Revenues	921	768	153	19.9%
Gross operating margin	*117*	*(99)*	*216*	
Operating income before amortization of consolidation differences	(114)	(281)	167	59.4%
Operating income	(251)	(418)	167	40.0%
Enel.it				
Revenues	109	79	30	38.0%
Gross operating margin	*40*	*37*	*3*	*8.1%*
Operating income before amortization of consolidation differences	16	16	-	
Operating income	16	16	-	
Netting				
Revenues	(24)	(18)	(6)	
Total				
Revenues	1,006	829	177	21.4%
Gross operating margin	*157*	*(62)*	*219*	
Operating income before amortization of consolidation differences	(98)	(265)	167	63.0%
Operating income	(235)	(402)	167	41.5%

The WIND Group reported a strong growth in *revenues*, increasing from euro 768 million to euro 921 million (up euro 153 million, 19.9%) thanks to the contribution of all activities. Operating costs decline by euro 63 million, due primarily to lower roaming expenses following the development of the own network.

The *gross operating margin* increases from negative euro 99 million to positive euro 117 million, improving by euro 216 million.
At the operating income level the improvement on the 1st Quarter of 2001 is reduced to euro 167 million due to euro 49 million in higher depreciation and accruals resulting from strong capital investment in the development of the network.

Enel.it reported a strong increase in revenues (up 38%), reaching in the Quarter euro 109 million. Due to the growth in operating costs, the resulting gross operating margin increases slightly from euro 37 million to euro 40 million, while operating income is stable at euro 16 million following higher depreciation.

PARENT COMPANY AND OTHER ACTIVITIES

Financial data

In millions of euro	1st Quarter 2002	1st Quarter 2001	Change	
Parent Company				
Revenues	601	1,235	(634)	-51.3%
Gross operating margin	*109*	*172*	*(63)*	*-36.6%*
Operating income	103	165	(62)	-37.6%
Other activities				
Revenues	525	297	228	76.8%
Gross operating margin	*62*	*52*	*10*	*19.2%*
Operating income	30	26	4	15.4%
Total				
Revenues	1,126	1,532	(406)	-26.5%
Gross operating margin	*171*	*224*	*(53)*	*-23.7%*
Operating income	133	191	(58)	-30.4%

Parent Company

The Parent Company, Enel SpA, acts as an industrial holding company, defining strategic objectives for its subsidiaries and coordinating their activity. Enel still holds title to a number of fuel purchase contracts – to be transferred to Enel.FTL by the end of 2002 – together with long-term electricity import contracts. Fuel is transferred to Group generation companies at cost, while electricity is sold to Enel Distribuzione at prices set by the Authority for Electricity and Gas.

The decline in *revenues*, decreasing from euro 1,235 million in the first three months of 2001 to euro 601 million in the 1st Quarter of 2002, reflects the gradual transfer of fuel procurement activities to Enel.FTL.

The euro 63 million decline in the *gross operating margin*, decreasing from euro 172 million in the 1st Quarter of 2001 to euro 109 million in the same period in 2002, can be attributed primarily to a reduction in the sale price of imported electricity, following the decline in the component linked to the price of fuel.

Other activities

Among other major activities carried out by the Group are *Engineering and Contracting* (Enelpower Group) and *Real Estate* (Sei and Dalmazia Trieste).

Enelpower and its subsidiaries are active as Developers (participating in projects also as investors) and EPC General Contractors (supplying turn-key plants to Group companies and third parties).

In the 1st Quarter of 2002 work for the construction of power plants, transformer stations and transmission equipment continued. A euro 6 million contract for the Khashm Lgirba 2 power plant in Sudan was acquired in the Quarter.

The backlog at March 31, 2002 is equal to euro 2,715 million, of which euro 1,569 million relating to Enel Group companies, and euro 1,146 million to third parties.

Revenues for the Quarter amount to euro 357 million, registering a strong increase over euro 107 million reported in the 1st Quarter of 2001. Revenues from customers outside the Group increased to 56% of the total in the first three months of 2002, up from 44% in the corresponding period in 2001.

Gross operating margin in the Quarter amounts to euro 13 million, as compared with a breakeven in the first three months of the previous year.

The Real Estate sector includes Sei, owner of the majority of office buildings used by the Group, and Dalmazia Trieste, owning residential buildings to be sold. In addition to managing its real estate property, Sei offers an increasing range of services to customers outside the Group in the field of facility management (location management and services) and materials logistics.
Through its "Quick Casa" internet site, in the first three months of 2002 Dalmazia Trieste was able to place on the market a high number of its properties (65 apartments, representing a total value of euro 4 million).
Revenues for the 1st Quarter of 2002 amount to euro 119 million, declining from euro 149 million in the first three months of 2001 due to the conferral of business segments made in 2001.
Gross operating margin for the Quarter amounts to euro 45 million, declining by euro 5 million on the 1st Quarter of 2001 due to the mentioned reduction in the operating perimeter.

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Imaginali - Rome
Publishing service
IMAGE DESIGN - Rome
coordination: Claudio Polito
Text editing
postScriptum by Paola Urbani
Color separation
Photolyto Capitolina - Rome
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Facciotti - Rome

Printed in June 2002
on Fedrigoni Freelife Cento
recycled paper

Publication not for sale

Enel
Società per azioni
Registered office in Rome
137, Viale Regina Margherita
Share Capital
Euro 6,063,075,189
fully paid-in
Tax I.D. and Companies' Register
of Rome no. 00811720580
R.E.A. of Rome no. 756032
VAT Code no. 00934061003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: August 09, 2002